  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 21, 1995

                                                 REGISTRATION NO. 33-63113
                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                   FORM N-4
                            REGISTRATION STATEMENT
                       UNDER THE SECURITIES ACT OF 1933                    [ ]
                         Pre-Effective Amendment No. 1                     [X]
                        Post-Effective Amendment No.                       [ ]
                                    AND/OR
             REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY
                                 ACT OF 1940                               [ ]
                                Amendment No.                              [ ]

          THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                          (EXACT NAME OF REGISTRANT)

          THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                             (NAME OF DEPOSITOR)

                 787 SEVENTH AVENUE, NEW YORK, NEW YORK 10019
             (ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES)
      DEPOSITOR'S TELEPHONE NUMBER, INCLUDING AREA CODE: (212) 554-1234

                             ANTHONY A. DREYSPOOL
                      VICE PRESIDENT AND SENIOR COUNSEL
          THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                 787 SEVENTH AVENUE, NEW YORK, NEW YORK 10019

                   (NAME AND ADDRESS OF AGENT FOR SERVICE)

                 PLEASE SEND COPIES OF ALL COMMUNICATIONS TO:

                              PETER E. PANARITES
                       FREEDMAN, LEVY, KROLL & SIMONDS
                        1050 CONNECTICUT AVENUE, N.W.
                            WASHINGTON, D.C. 20036

       CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933
-----------------------------------------------------------------------------

                                             PROPOSED MAXIMUM    PROPOSED MAXIMUM
TITLE OF SECURITIES BEING    AMOUNT BEING   OFFERING PRICE PER  AGGREGATE OFFERING  AMOUNT OF REGISTRATION
        REGISTERED            REGISTERED           UNIT               PRICE                  FEE
-------------------------  --------------  ------------------  ------------------  ----------------------
Units of Interest Under
 Group Annuity Contract    $20,000,000     (1)                 $20,000,000         $6,896.60
-------------------------  --------------  ------------------  ------------------  ----------------------

-----------------------------------------------------------------------------
   (1) The Contract does not provide for a predetermined amount or number of units.

APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING: As soon as practicable after the effective date of this registration statement.

REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

                            CROSS REFERENCE SHEET
                SHOWING LOCATION OF INFORMATION IN PROSPECTUS

                            FORM N-4 ITEM                                  PROSPECTUS CAPTION
         -------------------------------------------------  ----------------------------------------------
1.       Cover Page ....................................... Cover Page
2.       Definitions ...................................... Not Applicable
3.       Synopsis ......................................... Summary
4.       Condensed Financial Information .................. Condensed Financial Information
         General Description of Registrant, Depositor, and
5.       Portfolio Companies .............................. Investment Options; Equitable Life and MFS
6.       Deductions and Expenses .......................... Deductions and Charges; Charges Based on
                                                            Amounts Invested in the Program; Plan and
                                                            Transaction Expenses
7.       General Description of Variable Annuity Contracts  The Program*
8.       Annuity Period ................................... The Program--Benefit Payment Options*
9.       Death Benefit .................................... The Program--Benefits Payable After the Death
                                                            of a Participant*
10.      Purchases and Contract Value ..................... The Funds--How We Calculate the Value of
                                                            Amounts Allocated to the Aggressive Equity
                                                            Fund; The Program--When Transactions are
                                                            Effective--Minimum Investments--Making
                                                            Contributions to the Program--Benefit Payment
                                                            Options
11.      Redemptions ...................................... The Program--Distributions from the Investment
                                                            Options--Benefit Payments Options*
12.      Taxes ............................................ Federal Income Tax Considerations*
13.      Legal Proceedings ................................ Miscellaneous*
14.      Table of Contents of the Statement of Additional   Table of Contents of the Statement of
         Information ...................................... Additional Information
                        FORM N-4 ITEM                  STATEMENT OF ADDITIONAL INFORMATION CAPTION
         -----------------------------------------  -----------------------------------------------
15.      Cover Page ............................... Cover Page
16.      Table of Contents ........................ Table of Contents
17.      General Information and History .......... Not Applicable

                            Cross Reference Sheet
                      Showing Location of Information in
                     Statement of Additional Information

                        FORM N-4 ITEM                  STATEMENT OF ADDITIONAL INFORMATION CAPTION
         -----------------------------------------  -----------------------------------------------
18.      Services ................................. Not Applicable
19.      Purchase of Securities Being Offered  .... Underwriter*
20.      Underwriters ............................. Underwriter*
21.      Calculation of Performance Data .......... Not Applicable
22.      Annuity Payments ......................... Provisions of the ADA Plan--Contributions to
                                                    Qualified Plans--Contributions to the ADA
                                                    Retirement Plan*
23.      Financial Statements ..................... Financial Statements*

   * See information under this caption in the ADA Members Retirement Program Prospectus or the related Statement of Additional
        Information, each dated May 1, 1995, which are part of this registration statement.

            American Dental Association Members Retirement Program

                        Prospectus - November 22, 1995

-----------------------------------------------------------------------------
The American Dental Association Members Retirement Program ("Program") offers you ten investment options from which to choose. This prospectus part describes in detail the changes to one of the seven Separate Accounts under the group annuity contract issued by THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES: THE AGGRESSIVE EQUITY FUND. This prospectus part also describes the MFS Emerging Growth Fund in which the Aggressive Equity Fund will invest. The MFS Emerging Growth Fund is a mutual fund advised by Massachusetts Financial Services Company ("MFS"). An eleventh investment option, THE BALANCED FUND, will soon be discontinued, as described below.

At the direction of the ADA's Trustees, all amounts held in Separate Account No. 3 (Pooled) for the Aggressive Equity Fund will be transferred to a newly established single-client separate account, Separate Account No. 200, as of the close of business on November 30, 1995. Separate Account No. 200 will serve as the Aggressive Equity Fund for the Program and invest exclusively in Class A shares of the MFS Emerging Growth Fund. As of the opening of business on December 1, 1995, Separate Account No. 3 (Pooled) will no longer be used under the Program.

The amounts transferred to Separate Account No. 200 will consist of cash which will be used to purchase Class A shares in the MFS Emerging Growth Fund. The number of outstanding Units and the Unit Value for the Aggressive Equity Fund will remain the same between the close of business on November 30, 1995 and the opening of business on December 1, 1995.

This prospectus dated November 22, 1995 comprises the particular information set forth in this prospectus part, below, regarding the Aggressive Equity Fund, as Separate Account No. 200, and the information contained in our prospectus dated May 1, 1995 for all other Investment Options (except the Equity Index Fund and the Lifecycle Funds) (the "May 1, 1995 prospectus"). However, because of the change in Separate Accounts constituting the Aggressive Equity Fund, the information contained in the May 1, 1995 prospectus regarding Separate Account No. 3 (Pooled), its fees and expenses, condensed financial information, objective and investment policies, investment techniques and investment performance, all as relating to the Aggressive Equity Fund therein, will no longer be relevant except for historical purposes.

The ADA's Trustees have also directed us to discontinue offering the Balanced Fund, Separate Account No. 190, as an Investment Option as of the close of business on December 8, 1995. All amounts remaining in the Balanced Fund will then be transferred to the Lifecycle Fund--Moderate, Separate Account No. 198, which is described in detail in our separate May 1, 1995 prospectus for that separate account. Information in the May 1, 1995 prospectus and statement of additional information relating to the Balanced Fund will no longer be relevant, except historically. Of course, you may transfer your Account Balances among the ten remaining Investment Options at any time, before or after the Balanced Fund is discontinued. Your remaining Account Balance, if any, in the Balanced Fund at the time of its discontinuance will be applied to acquire Units in the Lifecycle Fund--Moderate which have the same value as your Account Balance in the Balanced Fund.

This prospectus part dated November 22, 1995 must be accompanied or preceded by a copy of the May 1, 1995 prospectus, which is part of this November 22, 1995 prospectus. If you are an existing Program participant you have previously been sent a copy of the May 1, 1995 prospectus. If you have lost or discarded that prospectus you may obtain another copy free of charge by writing or calling as indicated below.

                                                       (Cover page continued.)

          The Equitable Life Assurance Society of the United States
                             P.O. Box 2486 G.P.O.
                              New York, NY 10116
             Calls for current participants:Calls for all others:
                         1-800-223-57901-800-523-1125

Our separate prospectuses for the Investment Options and the prospectuses for the mutual funds in which certain Investment Options invest, describe investment objectives, policies and risks in detail and should be read carefully and retained for future reference. Copies of these prospectuses may be obtained by writing or calling as indicated on the preceding page. THIS PROSPECTUS PART DESCRIBES IN DETAIL ONLY THE AGGRESSIVE EQUITY FUND AS SEPARATE ACCOUNT NO. 200.

References herein to the Aggressive Equity Fund mean that Fund as Separate Account No. 200 unless otherwise indicated or the context otherwise requires. Defined terms used in this prospectus part, unless otherwise defined, have the same meaning as defined terms in the May 1, 1995 prospectus.









This prospectus provides important information you should be aware of before investing. Additional information is included in the Statements of Additional Information (the "SAI") dated November 22, 1995 and May 1, 1995, which have been filed with the Securities and Exchange Commission. Parts of these SAIs have been incorporated by reference into this prospectus. A table of contents for the SAI appears on page 15 of this prospectus. To obtain a copy of the SAI free of charge, complete the SAI request form on page 15 and mail it to us, or call or write at the address on the preceding page.

KEEP THIS PROSPECTUS FOR FUTURE REFERENCE.
-----------------------------------------------------------------------------
NONE OF THE SECURITIES DESCRIBED IN THIS PROSPECTUS HAS BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

CONTRIBUTIONS TO THE AGGRESSIVE EQUITY FUND PRIOR TO DECEMBER 1, 1995 WILL BE ALLOCATED TO SEPARATE ACCOUNT NO. 3 (POOLED) AS DESCRIBED IN THE MAY 1, 1995 PROSPECTUS AND WILL BE TRANSFERRED TO SEPARATE ACCOUNT NO. 200 AFTER THE CLOSE OF BUSINESS ON NOVEMBER 30, 1995.

SUMMARY

THE PROGRAM

The American Dental Association Members Retirement Program offers ADA members and other eligible persons the choice of several plans to accumulate retirement savings for themselves and their employees.

THE INVESTMENT OPTIONS

Ten Investment Options are available under the Program (not including the Balanced Fund which will be discontinued on December 8, 1995). Seven of the Investment Options are Separate Accounts, or Funds, consisting of six Equity Funds and the Real Estate Fund. The Funds operate like mutual funds in many ways. However, because of exclusionary provisions, they are not subject to regulation under the Investment Company Act of 1940 (the "1940 Act"). The three additional Investment Options are guaranteed options funded through our general account. They include two Guaranteed Rate Accounts and the Money Market Guarantee Account.

The Investment Options are:

Separate Accounts or "Funds":

 o  Growth Equity Fund
 o  Aggressive Equity Fund
 o  ADA Foreign Fund
 o  Equity Index Fund
 o  Real Estate Fund
 o  Lifecycle Fund--Conservative
 o  Lifecycle Fund--Moderate


Guaranteed Options:

o  3 year Guaranteed Rate Account
o  5 year Guaranteed Rate Account
o  Money Market Guarantee Account

ONLY ONE OF THESE INVESTMENT OPTIONS, THE AGGRESSIVE EQUITY FUND, IS DESCRIBED IN DETAIL IN THIS PROSPECTUS PART DUE TO SIGNIFICANT FUND CHANGES. FOR ADDITIONAL INFORMATION ON THE OTHER AVAILABLE INVESTMENT OPTIONS, PLEASE REFER TO OUR SEPARATE PROSPECTUSES FOR THOSE OPTIONS.

THE AGGRESSIVE EQUITY FUND (SEPARATE ACCOUNT NO. 200)

Invests in Class A shares of the MFS Emerging Growth Fund, which in turn seeks to achieve long-term growth of capital by investing primarily in the common stock of small to medium-sized companies that are early in their life cycle but which MFS believes to have the potential to become major enterprises.

There is no assurance that the Fund will achieve its objective.

No person is authorized by Equitable Life or by the MFS Emerging Growth Fund to give any information or make any representations other than those contained in this prospectus or in other printed or written material issued by these companies, and you should not rely on any other information or representation.

AGGRESSIVE EQUITY FUND EXPENSES

TRANSACTION EXPENSES

Transaction expenses are charges you pay when you buy or sell units of the Fund.

Sales Load                    None
Deferred Sales Charge         None
Surrender Fees                None
Transfer or Exchange Fee      None

If you annuitize your account, premium taxes and other fees may apply.

ANNUAL OPERATING EXPENSES OF THE FUNDS

Operating expenses of the Funds are paid out of their assets. Equitable Life deducts three types of operating expenses from the assets of the Funds: a Program expense charge to compensate Equitable Life and the ADA for the costs incurred in connection with the Program, an Administration fee which covers the costs related to providing administration services in connection with offering the Funds, and other expenses--such as legal, auditing, and accounting--borne directly by the Funds. No management fees are paid to Equitable Life by the Aggressive Equity Fund, although, as discussed below, a management fee is paid by the MFS Emerging Growth Fund to MFS for managing the assets of the MFS Emerging Growth Fund. Premium taxes may also be applicable. For a more detailed discussion of fees and charges, see Deductions and Charges. For a discussion of the calculation of Fund unit values, see How We Calculate the Value of Amounts Allocated to the Funds.

AGGRESSIVE EQUITY FUND. The Aggressive Equity Fund will purchase Class A shares of the MFS Emerging Growth Fund, without any initial sales charge or contingent deferred sales charge. These normally applicable sales charges have been waived by MFS Emerging Growth Fund for shares purchased by the Aggressive Equity Fund. The MFS Emerging Growth Fund incurs its own operating expenses, however, when the Aggressive Equity Fund purchases or redeems shares.

A deduction is made from the assets of the MFS Emerging Growth Fund to compensate MFS for managing the assets of that Fund. In addition, deductions are made from the assets of the MFS Emerging Growth Fund to pay for expenses borne directly by the Fund, such as the costs of printing prospectuses and the costs related to providing various services to the Fund, such as legal, accounting, and auditing. For a more detailed description of charges and expenses incurred by the MFS Emerging Growth Fund, see the separate prospectus for that Fund which may be obtained on request by calling 1-800-223-5790.

The fees and charges which are deducted from the assets of the Aggressive
Equity Fund and Class A shares of the MFS Emerging Growth Fund, as applicable under the Program, are shown in the table presented below. An annual amount of up to .25% of the average daily net assets of the ADA Program invested in the MFS Emerging Growth Fund will be paid to Equitable Life, which has agreed to waive its Administration fee. This table does not reflect other charges which are specific to the various plans participating in the Program, such as enrollment, record maintenance and reporting fees. The expenses shown in the table are based on average Program assets in the Aggressive Equity
Fund as Separate Account No. 3 (Pooled) during the year ended December 31,
1994, restated to reflect current applicable fees.

                     INVESTMENT    PROGRAM
                     MANAGEMENT    EXPENSE   ADMINISTRATION    OTHER
                        FEE        CHARGE         FEE         EXPENSES    12B-1 FEE     TOTAL
-----------------  ------------  ---------  --------------  ----------  -----------  ---------
Aggressive Equity
 Fund              None          0.66%      0.15%(2)        0.17%(3)    None          .98%(2)
MFS Emerging
 Growth Fund(1)    0.75%         None       None            0.33%       0.25%(2)     1.33%
 TOTAL             0.75%         0.66%      0.15%(2)        0.50%       0.25%(2)     2.31%(2)
-----------------  ------------  ---------  --------------  ----------  -----------  ---------

   (1)  Source: The MFS Emerging Growth Fund prospectus dated April 1, 1995.

   (2) An annual amount of up to .25% of the average daily net assets of the ADA Program invested in MFS Emerging Growth Fund will be paid to Equitable Life by MFS Emerging Growth Fund's distributor, MFS Fund Distributors, Inc. ("MFD"), will be paid by MFD to Equitable Life. Equitable Life has waived the 0.15% Administration fee applicable to the Aggressive Equity Fund and will use the payment from MFD to defray administrative expenses associated with the Program's operations and to fund Program enhancements. The agreement and waiver are expected to be in effect for an indefinite period, but these arrangements are subject to termination by either party upon notice.

   (3) Includes expenses incurred in connection with the organization of Separate Account No. 200.

EXAMPLES

You would pay the following expenses on a $1,000 investment over the time period indicated for the Aggressive Equity Fund, assuming a 5% annual rate of return. The Examples include all annual Fund operating expenses described in the table above plus an estimate of average plan and transaction charges over the time periods indicated for a $1,000 initial investment, assuming the account is not annuitized. The estimate is computed by aggregating all record maintenance and report fees, and enrollment fees, divided by the average assets for the same period. Although the Program has no minimum contribution, the minimum amount that can be converted to an annuity is $3,500. There are no surrender charges, so the amounts would be the same whether or not you withdraw all or a portion of your Account Balance.

                           1 YEAR   3 YEAR
----------------------  --------  --------
Aggressive Equity Fund  $23.77    $73.15
----------------------  --------  --------

The purpose of the table and examples is to assist you in understanding the various costs and expenses that will be incurred, either directly or indirectly, when amounts are invested in the Fund. FUTURE EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN. IN ADDITION, THE 5% RATE OF RETURN IN THE EXAMPLES IS NOT AN ESTIMATE OR GUARANTEE OF FUTURE PERFORMANCE.

CONDENSED FINANCIAL INFORMATION

AGGRESSIVE EQUITY FUND: SEPARATE ACCOUNT NO. 200

Condensed financial information for the MFS Emerging Growth Fund is contained in the prospectus for that Fund, copies of which may be obtained by calling an Account Executive. Those financial statements, however, do not reflect any Program expense charge, Administration fee and daily accrual of direct expenses deducted from amounts held in the Aggressive Equity Fund. The Aggressive Equity Fund, as Separate Account No. 200, will begin operations on December 1, 1995. The Unit Value for an Aggressive Equity Fund Unit will be established as of the opening of business on that date, and will be the same Unit Value as was applicable to the Aggressive Equity Fund (as Separate Account No. 3 (Pooled)) at the close of business on November 30, 1995.

Accordingly, the Unit Value as of the opening of business on December 1, 1995 will reflect the Administration fee deducted from Separate Account No. 3 (Pooled), which Equitable Life has agreed to waive for the Aggressive Equity Fund, as Separate Account No. 200. Unit Values for December 1, 1995, as of the close of business and thereafter, will not reflect an Administration fee, but will indirectly reflect the 12b-1 fee, investment management fee and other expenses incurred by the Class A shares of MFS Emerging Growth Fund purchased for the Aggressive Equity Fund.

Daily Unit Values may be obtained by calling 1-800-635-3511 (24 hours).

FULL FINANCIAL STATEMENTS. The Consolidated Financial Statements of Equitable Life are contained in the May 1, 1995 SAI. Financial statements of Separate Account No. 200 are not included, because that Account will have no operations prior to December 1, 1995.

INVESTMENT OPTIONS

Ten Investment Options are available under the Program. One of these is discussed below: the Aggressive Equity Fund.

The Fund has an investment objective that it seeks to achieve by following specific investment policies. The investment objective of the Fund can only be changed by the Trustees. THERE IS NO ASSURANCE THAT THE AGGRESSIVE EQUITY FUND'S INVESTMENT OBJECTIVE WILL BE MET.

                          THE AGGRESSIVE EQUITY FUND

OBJECTIVE. The Aggressive Equity Fund seeks to achieve long-term growth of capital by investing in a mutual fund designated by the Trustees, the MFS Emerging Growth Fund which will, in turn, invest primarily in small and medium sized companies. There is no assurance that this objective will be met.

INVESTMENT POLICIES. The Aggressive Equity Fund will invest 100 percent of its assets in Class A shares of the MFS Emerging Growth Fund.

THE MFS EMERGING GROWTH FUND. The MFS Emerging Growth Fund's investment objective is to provide long-term growth of capital. Dividend and interest income from portfolio securities, if any, is incidental to the Fund's investment objective of long-term growth of capital.

The Fund's policy is to invest primarily (i.e., at least 80% of its assets under normal circumstances) in common stocks of small and medium-sized companies that are early in their life cycle but which MFS believes have the potential to become major enterprises (emerging growth companies). MFS believes that such companies generally would be expected to show earnings growth over time that is well above the growth rate of the overall economy and the rate of inflation, and would have the products, management and market opportunities which are usually necessary to become more widely recognized as growth companies.

However, the Fund may also invest in more established companies whose rates of earnings growth are expected by MFS to accelerate because of special factors, such as rejuvenated management, new products, changes in consumer demand, or basic changes in the economic environment.

The nature of investing in emerging growth companies involves greater risk than is customarily associated with investments in more established companies. Emerging growth companies often have limited product lines, markets or financial resources, and they may be dependent on one-person management. The securities of emerging growth companies may have limited marketability and may be subject to more abrupt or erratic market movements than securities of larger, more established growth companies or the market averages in general. Shares of the Fund, therefore, are subject to greater fluctuation in value than shares of a conservative equity fund or of a growth fund which invests entirely in proven growth stocks.

For further information about the MFS Emerging Growth Fund, including risk factors, see the MFS Emerging Growth Fund's prospectus and Statement of Additional Information. Free copies of those documents either accompany this Prospectus or may be obtained by calling an Equitable Account Executive at 1-800-223-5790. Participants and employers should carefully read the prospectus of the MFS Emerging Growth Fund before they allocate contributions or transfer amounts to the Aggressive Equity Fund.

The MFS Emerging Growth Fund has agreed to waive its sales load in connection with the sale of its shares to the Aggressive Equity Fund; and there is no charge on sales or redemption of shares for the Aggressive Equity Fund.

The MFS Series Trust II ("Trust") was organized as a Massachusetts business trust and is registered under the 1940 Act as an open-end management investment company. As a series mutual fund, the Trust issues shares in different investment portfolios, one of which is the MFS Emerging Growth Fund, a diversified series of the Trust. The investment adviser of the MFS Emerging Growth Fund is MFS.

VOTING RIGHTS. The MFS Emerging Growth Fund does not hold annual meetings of shareholders. If a meeting of shareholders is held, they may vote on such matters as election of trustees and any other matters requiring a vote by shareholders under the 1940 Act. Equitable Life will vote the shares of the MFS Emerging Growth Fund allocated to the Aggressive Equity Fund in accordance with instructions received from employers, participants or trustees, as appropriate, in the Aggressive Equity Fund. Each employer, participant or trustee, as appropriate, will be allowed to instruct Equitable Life on how to vote shares of the MFS Emerging Growth Fund in proportion to their interest in the Aggressive Equity Fund as of the record date for the shareholders meeting. Equitable Life will abstain from voting shares as to which no instructions are received. Employers, participants or trustees will receive periodic reports relating to the MFS Emerging Growth Fund and proxy materials together with a voting instruction form, in connection with shareholders meetings. The costs of soliciting voting instructions from participants will be borne by the MFS Emerging Growth Fund.

HOW WE CALCULATE THE VALUE OF AMOUNTS ALLOCATED
TO THE AGGRESSIVE EQUITY FUND

Unit Values of the Aggressive Equity Fund will be determined in the same way as the Program's other Equity Funds. See page 20 of the May 1, 1995 prospectus. The Aggressive Equity Fund's investments in the MFS Emerging Growth Fund will be valued at the underlying mutual fund's net asset value for Class A shares.

SEPARATE ACCOUNTS AND MFS

THE SEPARATE ACCOUNTS

Each of the seven Funds is a separate account of Equitable Life; we own all of the assets of the separate accounts. A separate account is a separate investment account which we use to support our group annuity contracts, and for other purposes permitted by applicable law. We keep the assets of each separate account segregated from our general account and from any other separate accounts we may have. Although the assets of the Funds are our property, our obligation to you under the group annuity contract equals the value of your accumulation in each Fund.

Income, gains and losses, whether or not realized, from assets invested in the Funds are, in accordance with the group annuity contract, credited to or charged against each Fund without regard to our other income, gains or losses. The portion of each Fund's assets we hold on your behalf may not be used to satisfy obligations that may arise out of any other business we conduct. We may, however, transfer amounts owed to us, such as fees and expenses, to our general account at any time. We may make these transfers even if the Fund in question does not have sufficient liquidity to make all withdrawals requested by participants.

The separate account which we call Separate Account No. 200 was recently established and will commence operations on December 1, 1995 as the Aggressive Equity Fund. The separate account is governed by the laws and regulations of the state of New York, where we are domiciled, and may also be governed by laws of other states in which we do business. The Aggressive Equity Fund is used exclusively for the ADA Program. Because of exclusionary provisions, the separate accounts are not subject to regulations under the 1940 Act.

We do not manage the Aggressive Equity Fund. We act in accordance with the investment policies established by the Trustees.

MFS

MFS is a Delaware corporation that serves as the investment adviser to the MFS Emerging Growth Fund. MFS provides a variety of investment-related services to other funds in the MFS Family of Funds, as well as for variable insurance and annuity products. Together with its predecessor organizations, MFS is America's oldest mutual fund organization with a history of money management dating back to 1924. MFS had net assets of $38.6 billion under management at August 31, 1995.

MFS is a wholly-owned subsidiary of Sun Life of Canada (U.S.), which in turn is a wholly-owned subsidiary of Sun Life Assurance Company of Canada. MFS' home office is located at 500 Boylston Street, Boston, Massachusetts 02116.

INVESTMENT PERFORMANCE

MEASURING THE INVESTMENT PERFORMANCE OF THE FUNDS

We recognize that the performance of the Funds that you invest your retirement savings in is important to you. The tables and graphs below illustrate the hypothetical performance of the Aggressive Equity Fund, as Separate Account No. 200, if it had been invested in shares of MFS Emerging Growth Fund for the periods indicated.

The Class A shares of the MFS Emerging Growth Fund in which the Aggressive Equity Fund invests have been offered for sale since 1993, whereas the Class
B shares of the MFS Emerging Growth Fund have been offered since 1986. The only difference between the two classes of shares is in their respective fee and expense structures. The Class B shares have generally higher class-related expenses than the Class A shares. The investments of the two classes of shares are identical. The Aggressive Equity Fund performance shown reflects the net performance of the Class A shares since September 13, 1993, when those shares were first offered for sale. From December 29, 1986, when Class B shares were first offered, to September 13, 1993, the performance of those shares is reflected. Because the expenses applicable to the Class B shares are higher than the expenses applicable to the Class A shares, the hypothetical performance shown would have been somewhat higher for periods prior to September 13, 1993 if Class A shares had been available.

In order to create the hypothetical performance, we have applied the Program expense charge and other expenses actually incurred by the Aggressive Equity Fund when it participated in Separate Account No. 3 (Pooled) to the historical investment performance of the MFS Emerging Growth Fund Class A and Class B shares described above. The hypothetical investment results shown for the Aggressive Equity Fund reflect the past investment performance of the MFS Emerging Growth Fund and are not an estimate or guarantee of future performance.

Fund performance is most often measured by the change in the value of fund units over time. Unlike the MFS Emerging Growth Fund, which distributes earnings annually, separate account funds reinvest all earnings. Therefore, in calculating hypothetical performance for the Aggressive Equity Fund, we have assumed that the Fund reinvested all income and gains distributed by the MFS Emerging Growth Fund in additional shares of the MFS Emerging
Growth Fund. Changes in the unit values can be expressed in terms of the Fund's annual percentage change, its average annual change, or its cumulative change over a period of years. Each of these measurements is valuable on its own. In addition, it often is helpful to compare the Fund's performance with the results of unmanaged market indices.

UNMANAGED MARKET INDICES

Unmanaged market indices, or "benchmarks," while providing a broader perspective on relative performance, are only a tool for comparison. Performance data for the unmanaged market indices do not reflect any deductions for investment advisory, brokerage or other expenses of the type typically associated with an actively managed fund. This effectively overstates the rate of return of the market indices relative to that which would be available to a typical investor, and limits the usefulness of these indices in assessing the performance of the Aggressive Equity Fund. Since the Aggressive Equity Fund does not distribute dividends or interest, the market indices have been adjusted to reflect reinvestment of dividends and interest to provide greater comparability.

We have presented data for the following unmanaged indices as these may be appropriate comparative measures of performance for the Aggressive Equity Fund.

o CONSUMER PRICE INDEX (URBAN CONSUMERS -- NOT SEASONALLY ADJUSTED) "CPI" -- an index of inflation.

o RUSSELL 2000 INDEX -- The Russell 2000 Index is an unmanaged broadly diversified small capitalization index maintained by Frank Russell Company consisting of approximately 2,000 common stocks. The Russell 2000 Index consists of the approximately 2,000 smallest stocks within the Russell 3000 Index. The Russell 3000 Index consists of the largest 3,000 publicly traded stocks of U.S. domiciled corporations and includes large, medium and small capitalization stocks. As such, the Russell 3000 Index represents approximately 98 percent of the total market capitalization of all U.S. stocks that trade on the New York and American Stock Exchanges and in the NASDAQ over-the-counter market.

HOW PERFORMANCE DATA ARE PRESENTED

The Aggressive Equity Fund (as Separate Account No. 200) is not available to Program participants until December 1, 1995. We have shown hypothetical performance of the Aggressive Equity Fund (as Separate Account No. 200) on several different bases:

 o  The annual percentage changes in Fund Unit Values,
 o  The average annual percentage change in Fund Unit Values, and
 o  The total value as of December 31, 1994 of a $10,000 investment made on
    December 29, 1986 (the    date the MFS Emerging Growth Fund commenced
    operations).

The hypothetical Aggressive Equity Fund performance shown does not represent the effect of the record maintenance and report or enrollment fees. The annual percentage change in Fund unit values represents the percentage increase or decrease in unit values from the beginning of one year to the end of that year. During any year unit values will, of course, increase or decrease. The average annual rates of return are time-weighted, assume an investment at the beginning of each period, and include the reinvestment of investment income. Hypothetical results were calculated for all periods. The foregoing applies with respect to the calculation of performance data given in the "Annual Percentage Change in Unit Values" chart, "Average Annual Percentage Change in Unit Values" chart, and "Cumulative Value Examples" given below.

Separate Account No. 200 will have no operations before December 1, 1995. The tables and chart below are based on investment returns earned by the MFS Emerging Growth Fund for other investors.

HYPOTHETICAL ANNUAL PERCENTAGE CHANGE IN FUND UNIT VALUES

         AGGRESSIVE EQUITY   CPI     RUSSELL 2000
        -----------------  ------  --------------
1994        4.1%              2.7%     -1.8%
1993       23.5               2.7      18.9
1992       10.9               2.9      18.4
1991       86.8               3.0      46.1
1990       -3.3               6.2     -19.5
1989       26.2               4.6      16.2
1988        7.3               4.4      24.9
1987        3.8               4.4      -8.8

HYPOTHETICAL AVERAGE ANNUAL PERCENTAGE CHANGE IN FUND UNIT VALUES -- YEARS ENDING DECEMBER 31, 1994

              AGGRESSIVE EQUITY   CPI     RUSSELL 2000
             -----------------  ------  --------------
1 Year          4.1%               2.7%    -1.8%
3 Years         12.6               2.8     11.4
5 Years         20.8               3.5     10.2
Inception       17.4               3.8     10.1

HYPOTHETICAL CUMULATIVE VALUE EXAMPLE

Although historical percentage change data is valuable in evaluating fund performance, it is often easier to understand the information in more graphic examples. One approach to this is the use of "mountain charts." Mountain charts, such as the one below, illustrate the growth of a hypothetical investment over time for the Aggressive Equity Fund as Separate Account No.
200. The chart illustrates the growth through December 31, 1994 of an investment of $10,000 made on December 29, 1986.

                     GROWTH OF $10,000 INITIAL INVESTMENT
                            AGGRESSIVE EQUITY FUND


12/29/86        12/31/87        12/31/88    12/31/89    12/31/90        12/31/91        12/31/92        12/31/93        12/31/94

$10,000         $10,378         $11,130     $14,043     $13,580         $25,373         $28,136         $34,759         $36,170


PAST PERFORMANCE IS NOT AN INDICATION OF FUTURE PERFORMANCE. NO PROVISIONS HAVE BEEN MADE FOR THE EFFECT OF TAXES ON INCOME AND GAINS OR UPON DISTRIBUTIONS.

                            DEDUCTIONS AND CHARGES

There are two general types of expenses you may incur under the Program. The first is expenses which are based on amounts invested in the Program. These are deducted from the assets of a particular Fund in which you invest, or from the assets of an underlying vehicle in which such Fund invests. The expenses deducted from the Aggressive Equity Fund are the Program expense charge and certain other expenses. These charges are deducted regardless of the type of plan you may have. The charges also apply to amounts being distributed under installment payout options. An Administration fee normally charged to the Funds in the Program has been waived for the Aggressive Equity Fund. The waiver is expected to be in effect for an indefinite period, but is subject to termination.

The expenses of the MFS Emerging Growth Fund in which the Aggressive Equity Fund invests, include investment management fees, 12b-1 service fees, and certain other expenses. These expenses reduce the net asset value of MFS Emerging Growth Fund shares, and are ultimately reflected in the Unit Values of the Aggressive Equity Fund.

The second type of charge is expenses which vary by the type of plan you have or which are charged for specific transactions. These are typically stated in terms of a defined dollar amount. Unless otherwise noted, fees which are set in fixed dollar amounts are deducted by reducing the number of Units in the Funds allocated to your Account.

No deductions are made from contributions or withdrawals for sales expenses. The applicable deductions and charges are described in detail below.

CHARGES BASED ON AMOUNTS INVESTED IN THE PROGRAM

PROGRAM EXPENSE CHARGE

See the May 1, 1995 prospectus for information about the Program expense charge.

ADMINISTRATION FEE

Equitable Life receives an Administration fee at the annual rate of 0.15% of assets held in the Program's Funds. This fee covers the costs related to providing administrative services in connection with the offering of the Funds. Equitable Life maintains records for all portfolio transactions and cash flow control, calculates Unit Values, and monitors compliance with the New York Insurance Law in connection with these Funds. Equitable Life has waived the Administration fee for the Aggressive Equity Fund in view of the payment it will receive from MFD in an amount of up to .25% per year of the average daily net assets of the ADA Program invested in the MFS Emerging Growth Fund. The 12b-1 service fees received by MFD are currently at an annual rate of 0.25% and Equitable Life will receive the amount attributable to the Program's average daily net assets in the MFS Emerging Growth Fund. Amounts received by us will be used to offset the Administration fee and to fund Program enhancements.

OTHER EXPENSES BORNE DIRECTLY BY THE FUNDS

Certain costs and expenses are charged directly to the Funds, including the Aggressive Equity Fund. These may include Securities and Exchange Commission filing fees and certain related expenses including printing of SEC filings, prospectuses and reports, mailing costs, financial accounting costs and outside auditing and legal expenses. All of these costs are included as "Other Expenses" in the tables of Annual Operating Expenses of the Funds.

The Aggressive Equity Fund will purchase and redeem Class A shares in the MFS Emerging Growth Fund at net asset value. The net asset value reflects charges for 12b-1, management, audit, legal, shareholder services, transfer agent and custodian fees. For a description of charges and expenses assessed by the MFS Emerging Growth Fund, which are indirectly borne by the Aggressive Equity Fund, please refer to the prospectus for that Fund.

MISCELLANEOUS

CHANGE OR DISCONTINUANCE OF INVESTMENT OPTIONS OR THE PROGRAM. The group annuity contract has been amended from time to time, and may be amended in the future. No future change can affect annuity benefits in the course of payment. Provided certain conditions are met, we or the Trustees may terminate an Investment Option or the continued offer of any of the Investment Options, and we can offer new ones with different terms. As ERISA fiduciaries, the Trustees have an obligation to make changes in the Program which they believe are in the interests of the participants. At the direction of the Trustees, we may transfer the aggregate Account Balances in a terminated or discontinued Investment Option to another Investment Option.

Our contract with the Trustees may be terminated by us or the ADA. If our contract with the Trustees is terminated, we will not accept any further contributions or perform recordkeeping functions after the date of termination. At that time we would make arrangements with the Trustees as to the disposition of the assets in the Investment Options we provide, subject to the various restrictions related to investments in the Real Estate Fund, Money Market Guarantee Account, and the Guaranteed Rate Accounts. For a discussion of these restrictions, please refer to the prospectus for these Investment Options. You may be able to continue to invest amounts in the Investment Options we provide and elect payment of benefits through us if the Trustees make arrangements with us.

DISQUALIFICATION OF PLAN. If your plan is found not to qualify under the Internal Revenue Code, we may return the plan's assets to the employer, as the plan administrator, or we may prevent plan participants from investing in the separate accounts.

REPORTS. We send reports annually to employers showing the aggregate Account Balances of all participants and information necessary to complete annual IRS filings.

REGULATION. Equitable Life is subject to regulation and supervision by the Insurance Department of the State of New York, which periodically examines Equitable Life's affairs. Equitable Life also is subject to the insurance laws and regulations of all jurisdictions in which it is authorized to do business. This regulation does not, however, involve any supervision of the investment policies of the Funds or of the selection of any investments except to determine compliance with the law of New York. Equitable Life is required to submit annual statements of its operations, including financial statements, to the insurance departments of the various jurisdictions in which it does business for purposes of determining solvency and compliance with local insurance laws and regulations.

ADDITIONAL INFORMATION. A registration statement relating to the offering described in this prospectus has been filed with the Securities and Exchange Commission under the Securities Act of 1933. Certain portions of the Registration Statement have been omitted from this prospectus and the SAI pursuant to the rules and regulations of the Commission. The omitted information may be obtained by requesting a copy of the registration statement from the Commission's principal office in Washington, D.C., and paying the Commission's prescribed fees.

ACCEPTANCE. The employer or plan sponsor, as the case may be, is solely responsible for determining whether the Program is a suitable funding vehicle and should, therefore, carefully read the prospectus and other materials before entering into a Participation Agreement.

                                Copyright 1995
          The Equitable Life Assurance Society of the United States
                           New York, New York 10019
                             All rights reserved.

                              TABLE OF CONTENTS
                    OF STATEMENT OF ADDITIONAL INFORMATION
                            DATED NOVEMBER 22, 1995

                                                                 PAGE
                                                             ----------
Procedures for Withdrawals, Distributions and Transfers  ... SAI-1a
Investment Restrictions .................................... SAI-2a
How We Value the Assets of the Fund ........................ SAI-2a


                       CLIP AND MAIL TO US TO RECEIVE A
                     STATEMENT OF ADDITIONAL INFORMATION

- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -

To: The Equitable Life Assurance Society of the United States
    Box 2486 G.P.O.
    New York, NY 10116

Please send me a copy of the Statements of Additional Information for the American Dental Association Members Retirement Program Prospectus dated November 22, 1995 and May 1, 1995.

Name
    -----------------------------------------------------------------------

Address:
        -------------------------------------------------------------------
        -------------------------------------------------------------------

- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -

Copyright 1995 by The Equitable Life Assurance Society of the United States. All rights reserved.

                         American Dental Association
                          Members Retirement Program

                            Prospectus May 1, 1995

-----------------------------------------------------------------------------
The American Dental Association Members Retirement Program offers you eleven investment options from which to choose. This prospectus describes the eight Separate Accounts under the group annuity contract issued by THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES.

THE PROGRAM

The American Dental Association Members Retirement Program offers ADA members and other eligible persons the choice of several plans to accumulate retirement savings for themselves and their employees.

THE INVESTMENT OPTIONS

The Program allows you to choose from eleven Investment Options. The Investment Options are:

Eight Separate Accounts or "Funds":
 o  Growth Equity Fund                  Three Guaranteed Options:
 o  Aggressive Equity Fund               o  3 year Guaranteed Rate Account
 o  Balanced Fund                        o  5 year Guaranteed Rate Account
 o  ADA Foreign Fund                     o  Money Market Guarantee Account
 o  Equity Index Fund
 o  Real Estate Fund
 o  Lifecycle Fund--Conservative
 o  Lifecycle Fund--Moderate

These investment options are summarized on page 2 of this prospectus. The ADA Foreign Fund and the Equity Index Fund each invest in shares of a corresponding mutual fund, the Templeton Foreign Fund and the Seven Seas S&P 500 Fund, respectively. We refer to these as the "underlying mutual funds." The Lifecycle Funds--Conservative and Moderate ("Lifecycle Funds") each invest in units of a corresponding group trust maintained by State Street Bank and Trust Company ("State Street"). We refer to these trusts as the "Lifecycle Fund Group Trusts." The prospectuses for the underlying mutual funds and our separate prospectus for the Equity Index Fund and Lifecycle Funds describe the investment objectives, policies and risks of those Funds and should be read carefully and retained for future reference. Copies of those prospectuses may be obtained by writing or calling as indicated below. THIS PROSPECTUS DESCRIBES, IN DETAIL, ALL INVESTMENT OPTIONS EXCEPT THE EQUITY INDEX FUND AND THE LIFECYCLE FUNDS, WHICH ARE DESCRIBED, IN DETAIL, IN OUR SEPARATE PROSPECTUS FOR THOSE FUNDS.

This prospectus provides important information you should be aware of before investing. Additional information is included in the Statement of Additional Information (the "SAI") dated May 1, 1995 which has been filed with the Securities and Exchange Commission. Parts of the SAI have been incorporated by reference into this prospectus. A table of contents for the SAI appears at page 55 of this prospectus. To obtain a copy of the SAI free of charge, complete the SAI request form on page 55 and mail it to us, or call or write:
          The Equitable Life Assurance Society of the United States
                              PO Box 2486 G.P.O.
                              New York, NY 10116

 Calls for current participants:     Calls for all others:
 1-800-223-5790                      1-800-523-1125

KEEP THIS PROSPECTUS FOR FUTURE REFERENCE.
-----------------------------------------------------------------------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SUMMARY OF INVESTMENT OPTIONS
EQUITY FUNDS

THE GROWTH EQUITY FUND (Separate Account No. 4 (Pooled))

Seeks to achieve long-term growth of capital by investing primarily in common stocks and other equity-type securities of any capitalization but primarily in securities of large and intermediate-sized companies.

THE AGGRESSIVE EQUITY FUND (Separate Account No. 3 (Pooled))

Seeks to achieve long-term capital growth by investing primarily in securities of medium and smaller-sized companies believed to have greater growth potential than larger companies.

THE BALANCED FUND (Separate Account No. 190)

Seeks to achieve both appreciation of capital and current income by investing primarily in common stocks and other equity-type securities, publicly-traded debt securities and money market instruments, within stated ranges.

THE ADA FOREIGN FUND (Separate Account No. 191)

Invests primarily in shares of the Templeton Foreign Fund, which in turn seeks long-term capital growth through a flexible policy of investing in stocks and debt obligations of companies and governments outside the United States.

THE EQUITY INDEX FUND (Separate Account No. 195)

Invests in shares of the Seven Seas S&P 500 Fund, which in turn seeks to achieve a total return which parallels that of the Standard and Poor's 500 Composite Stock Price Index by investing in the stocks in the Index.

THE LIFECYCLE FUND--CONSERVATIVE (Separate Account No. 197)

Invests in units of the Lifecycle Fund Group Trust--Conservative, maintained by State Street, which in turn invests in units of five underlying collective funds ("the Underlying Funds") maintained by State Street to provide current income and a low to moderate growth of capital.

THE LIFECYCLE FUND--MODERATE (Separate Account No. 198)

Invests in units of the Lifecycle Fund Group Trust--Moderate, maintained by State Street, which in turn invests in units of five Underlying Funds maintained by State Street to provide growth of capital and a reasonable level of current income.

REAL ESTATE FUND

THE REAL ESTATE FUND (Separate Account No. 30 (Pooled))

Invests primarily in units of our Prime Property Fund, which in turn seeks to achieve a stable rate of return over an extended period of time by investing primarily in high-grade, income-producing real property.

      There is no assurance that the Funds will achieve their respective objectives.

GUARANTEED OPTIONS

GUARANTEED RATE ACCOUNTS

Contributions to the Guaranteed Rate Accounts will be invested through group annuity contracts issued by a major insurance company. The Guaranteed Rate Accounts have maturities of approximately three and five years.

MONEY MARKET GUARANTEE ACCOUNT

The Money Market Guarantee Account is credited with interest which will approximate the average rate of money market funds considered "domestic prime," but not less than a minimum rate which we set annually. We guarantee the contributions and interest credited to this Account.
-----------------------------------------------------------------------------

No person is authorized by The Equitable Life Assurance Society of the United States to give any information or make any representations other than those contained in this prospectus and the SAI, or in other printed or written material issued by Equitable Life. You should not rely on any other information or representation.

SUMMARY OF THE PROGRAM

THE AMERICAN DENTAL ASSOCIATION MEMBERS RETIREMENT PROGRAM

The American Dental Association Members Retirement Program consists of several types of retirement plans and two retirement plan Trusts, the Master Trust and the Pooled Trust. Each of the Trusts invests exclusively in the group annuity contracts described in this prospectus. The purpose of the Program is to provide members of the American Dental Association (the "ADA") and their employees with plans to invest, accumulate, and then distribute funds for retirement. The Program is sponsored by the ADA, and the Trustees under the Master and Pooled Trusts are the members of the Council on Insurance of the ADA (the "Trustees"). The Program had 23,183 participants and $903 million in assets at December 31, 1994.

EQUITABLE LIFE

The Equitable Life Assurance Society of the United States ("Equitable Life") is a diversified financial services organization serving a variety of insurance, investment management and investment banking customers. We are one of the largest life insurance companies in the United States, and have been in business since 1859.

THE INVESTMENT OPTIONS

Eleven Investment Options are available under the Program. Eight of the Investment Options are Separate Accounts, or Funds, consisting of seven Equity Funds and the Real Estate Fund. The Funds operate like mutual funds in many ways. However, because of exclusionary provisions, the Funds are not subject to regulation under the Investment Company Act of 1940 ("1940 Act").

The three additional Investment Options are guaranteed options. They include two Guaranteed Rate Accounts and the Money Market Guarantee Account.

YOUR CHOICE OF RETIREMENT PLANS

As an employer, you can use the Program to adopt our profit-sharing (including a 401(k) feature) or defined contribution pension master plan or our self-directed prototype plan. You can also have your own individually-designed plan and use our Pooled Trust as a funding vehicle. See The Program for additional information on your choices.

SUMMARY OF FUND EXPENSES

TRANSACTION EXPENSES

Transaction expenses are charges you pay when you buy or sell units of the Funds.

 SALES LOAD                   NONE
DEFERRED SALES CHARGE         NONE
SURRENDER FEES                NONE
TRANSFER OR EXCHANGE FEE      NONE

If you annuitize your account, premium taxes and other fees may apply.

ANNUAL FUND OPERATING EXPENSES

Operating expenses for the Funds are paid out of each Fund's assets. Each Fund pays a management fee to us that varies based on its assets, except that no management fees are paid to us by the ADA Foreign Fund, the Equity Index Fund or the Lifecycle Funds. The Program expense charge is based on all assets under the Program; the Administration Fee is based on Fund assets. Each Fund also incurs other expenses for services such as printing, mailing, legal, and similar items. All of these annual fund operating expenses are reflected in each Fund's unit value. See How We Determine the Unit Value.

These tables illustrate the effect of the charges which are generally applicable to the Funds. They do not include other charges which are specific to the various plans such as enrollment fees or record maintenance and report fees. See Deductions and Charges. Premium taxes may also be applicable. The expenses shown are based on average Program assets in each of the Funds during the year ended December 31, 1994, restated to reflect current applicable fees.
Growth Equity, Aggressive Equity, Balanced and Real Estate Funds

                              INVESTMENT    PROGRAM
                              MANAGEMENT    EXPENSE   ADMINISTRATION
                                 FEE        CHARGE         FEE         OTHER    TOTAL
         -----------------  ------------  ---------  --------------  -------  -------
         Growth Equity      0.19%         0.66%      0.15%           0.07%    1.07%
         Aggressive Equity  0.35          0.66       0.15            0.07     1.23
         Balanced           0.45          0.66       0.15            0.11     1.37
         Real Estate        1.10          0.66       0.25            0.06     2.07


ADA FOREIGN AND EQUITY INDEX FUNDS

The ADA Foreign Fund and the Equity Index Fund each invest in shares of an underlying mutual fund. The following table combines the charges and fees which are deducted from the Fund and the underlying mutual fund. No transaction charges are incurred by the Funds when shares of the underlying mutual fund are purchased or redeemed, but annual mutual fund operating expenses are incurred. For a description of charges and expenses incurred by the underlying mutual funds see their prospectuses.

                     INVESTMENT    PROGRAM
                     MANAGEMENT    EXPENSE   ADMINISTRATION    OTHER
                        FEE        CHARGE         FEE         EXPENSES    12B-1 FEE     TOTAL
ADA Foreign Fund        None     0.66%      0.15%(2)        0.19%(5)        None     1.00%(2)
Templeton Foreign
 Fund(1)           0.63          None       None            0.27        0.24         1.14%
 TOTAL             0.63%         0.66%      0.15%(2)        0.46%       0.24%        2.14%(2)
-----------------  ------------  ---------  --------------  ----------  -----------  ----------

Equity Index Fund      None      0.66%      0.15%           0.10%(5)        None     0.91%
Seven Seas S&P 500
 Fund(3)            0.10(4)      None       0.03            0.07         0.05        0.25%(4)
 TOTAL              0.10%        0.66%      0.18%           0.17%        0.05%       1.16%(4)
------------------  ---------    ---------  --------------  ----------  -----------  ----------

[FN]
   (1)  Source: Templeton Foreign Fund prospectus dated January 1, 1995.

   (2) An amount equal to the 12b-1 fee charged by Templeton will be paid by Templeton to Equitable Life. Equitable Life has waived the 0.15% Administration Fee applicable to the ADA Foreign Fund and will use the payment from Templeton to defray administrative expenses associated with the Program's operations and to fund Program enhancements. The agreement and waiver are expected to be in effect for an indefinite period, but these arrangements are subject to termination by either party upon notice.

   (3)  Source: Seven Seas Series Prospectus dated November 22, 1994.

   (4) State Street voluntarily agrees to waive up to the full amount of its Advisory Fee of .10% to the extent that total expenses exceed .15% on an annual basis. This agreement will remain in effect until further notice. (See Note 3.) If the waiver agreement is terminated, the full amount of State Street's advisory fee may be assessed and the total Fund expenses may increase.

   (5) Includes expenses incurred in connection with the organization of these Funds. Organizational expenses were initially paid by us and we are being reimbursed from the Fund over a five year period. For the ADA Foreign Fund, the organizational expenses were $46,110 and are being amortized over the period which ends December 31, 1996. For the Equity Index Fund, organizational expenses were $33,917 and are being amortized over the period which ends December 31, 1998.

LIFECYCLE FUNDS

   No transaction charges are incurred by the Lifecycle Funds when units of a corresponding Lifecycle Fund Group Trust are purchased or redeemed, but annual operating expenses are incurred by each Lifecycle Fund Group Trust. A deduction is made from the assets of each Lifecycle Fund Group Trust to compensate State Street for managing the assets of the Group Trust. State Street does not receive a fee for managing the assets of the Underlying Funds in which a Lifecycle Fund Group Trust invests. State Street may receive fees for managing the assets of other collective investment funds in which the Funds may be invested on a temporary basis, and for managing the mutual funds in which assets of the Underlying Funds may be invested. State Street has agreed to waive its management fee charged each of the Lifecycle Fund Group Trusts to the extent of the allocable portion of any management fee State Street charges such other collective investment funds and mutual funds.

   Other expenses are deducted from the assets of each Lifecycle Fund Group Trust and Underlying Fund to pay for costs related to services, such as legal and auditing, provided directly to each Lifecycle Fund Group Trust. State Street also receives an administration fee deducted from the assets of each Lifecycle Fund Group Trust to compensate it for providing various recordkeeping and accounting services to the Group Trust. In addition, other expenses are deducted from the assets of the Underlying Funds for custodial services provided to those Funds.

The fees and charges which are deducted from the assets of the Lifecycle Funds, the Lifecycle Fund Group Trusts and the Underlying Funds are illustrated in the table below. This table does not reflect other charges which are specific to the various plans participating in the Program, such as enrollment, record maintenance and reporting fees. See Plan and Transaction Expenses.

                              INVESTMENT    PROGRAM
                              MANAGEMENT    EXPENSE   ADMINISTRATION     OTHER
                                 FEE        CHARGE         FEE          EXPENSES     TOTAL
--------------------------  ------------  ---------  --------------  ------------  -------
Lifecycle Fund -
 Conservative               None          0.66%         0.15%           0.16%(1)   0.97%
Lifecycle Fund
 Group Trust -
 Conservative               0.17%         None          0.04%(2)       0.12%(1&3)  0.33%
Underlying Funds (4):
S&P 500 Flagship Fund       None          None          None             0.02%     0.02%
Russell 2000 Fund           None          None          None             0.03%     0.03%
Daily EAFE Fund             None          None          None             0.08%     0.08%
Daily Government/Corporate
 Bond Fund                  None          None          None             0.03%     0.03%
Short Term Investment Fund  None          None          None             0.01%     0.01%
--------------------------  ------------  ---------     ------------ ------------  -------

                              INVESTMENT    PROGRAM
                              MANAGEMENT    EXPENSE   ADMINISTRATION     OTHER
                                 FEE        CHARGE         FEE          EXPENSES     TOTAL
--------------------------  ------------  ---------  --------------  ------------  -------
Lifecycle Fund -
 Moderate                   None          0.66%         0.15%           0.16%(1)   0.97%
Lifecycle Fund
 Group Trust -
 Moderate                   0.17%         None          0.04%(2)       0.12%(1&3)  0.33%
Underlying Funds (4):
S&P 500 Flagship Fund       None          None          None             0.02%     0.02%
Russell 2000 Fund           None          None          None             0.03%     0.03%
Daily EAFE Fund             None          None          None             0.08%     0.08%
Daily Government/Corporate
 Bond Fund                  None          None          None             0.03%     0.03%
Short Term Investment Fund  None          None          None             0.01%     0.01%
--------------------------  ------------  ---------     ------------ ------------  -------

   (1) Other expenses are estimates of average expenses for 1995. These include a charge at the annual rate of .03% of the value of the respective assets in the Lifecycle Funds--Conservative and Moderate to compensate Equitable Life for additional legal, accounting and other potential expenses resulting from the inclusion of the Lifecycle Fund Group Trusts and Underlying Funds maintained by State Street among the Investment Options described in this prospectus and the SAI. Other expenses also include costs incurred by Equitable Life and State Street in connection with the organization of the Lifecycle Funds. Organizational expenses are initially paid by Equitable Life and State Street and will be reimbursed from the Lifecycle Funds over a five year period. Organizational expenses are expected to be approximately $207,000 and will be amortized over the period ending December 31, 1999.

   (2) Based on State Street's current fixed fee of $11,100 per year and estimated average assets for 1995.

   (3) Based on State Street's estimated expenses and estimated average assets for 1995.

   (4) Other expenses of the Underlying Funds are based on expenses incurred by each Fund during 1994.

EXAMPLES

You would pay the following expenses on a $1,000 investment over the time period indicated for each Fund listed below, assuming a 5% annual rate of return. The Examples include all annual fund operating expenses listed in the tables above plus an estimate of average plan and transaction charges over the time periods indicated for a $1,000 initial investment, assuming the account is not annuitized. The estimate is computed by aggregating all record maintenance and report fees and enrollment fees, divided by the average assets for the same period. See ADA Members Retirement Plan, Prototype Self-Directed Plan and Individually-designed Plan Fees of this prospectus. Although the Program has no minimum contribution, the minimum amount that can be converted to an annuity is $3,500. There are no surrender charges, so the amounts would be the same, whether you withdraw all or a portion of your Account Balance.

                          1 YEAR    3 YEARS    5 YEARS    10 YEARS
----------------------  --------  ---------  ---------  ----------
Growth Equity           $11.28    $35.15     $ 60.90    $134.42
Aggressive Equity        12.86     40.03       69.23     152.16
Balanced                 14.32     44.51       76.86     168.27
Real Estate              21.36     65.88      112.95     242.70
ADA Foreign              21.96     67.71      116.00     248.86
Equity Index             12.13     37.78       65.39     144.01
                                             ---------  ----------
Lifecycle--Conservative  13.84     43.01
Lifecycle--Moderate      13.84     43.01
----------------------  --------  ---------

The purpose of these tables and examples is to assist you in understanding the various costs and expenses that will be incurred, either directly or indirectly, when amounts are invested in the Funds. FUTURE EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN. IN ADDITION, THE 5% RATE OF RETURN IN THE EXAMPLE IS NOT AN ESTIMATE OR GUARANTEE OF FUTURE PERFORMANCE.

                       CONDENSED FINANCIAL INFORMATION
-----------------------------------------------------------------------------

These selected per unit data and ratios for the years ended December 31, 1994 and 1993 have been audited by Price Waterhouse LLP, independent accountants, as stated in their reports included in the SAI. For years prior to 1993, such condensed financial information was audited by other independent accountants. The Financial Statements of each of the Funds as well as the Consolidated Financial Statements of Equitable Life are contained in the SAI. The report for the Real Estate Fund (Separate Account No. 30 (Pooled)) includes an explanatory paragraph relating to the appraised valuation of real estate investments. Information is provided for the period that each Fund has been available under the Program, but not longer than 10 years.

GROWTH EQUITY FUND: SEPARATE ACCOUNT NO. 4 (POOLED)

              ------------------------------
                    INCOME AND EXPENSES
              ------------------------------
                                       NET
 YEAR ENDED               EXPENSES    INCOME
   DEC. 31,     INCOME    (NOTE A)    (LOSS)
1994          $2.03     (2.03)       .00
              --------  ----------  --------
1993*         $1.97     (1.92)       .05
              --------  ----------  --------
1992          $1.69     (1.75)      (.06)
              --------  ----------  --------
1991          $1.50     (1.52)      (.02)
              --------  ----------  --------
1990          $2.13     (1.16)       .97
              --------  ----------  --------
1989          $1.88     (1.09)       .79
              --------  ----------  --------
1988          $1.41      (.84)       .57
              --------  ----------  --------
1987          $1.35      (.89)       .46
              --------  ----------  --------
1986          $1.47      (.74)       .73
              --------  ----------  --------
1985          $1.38      (.56)       .82
              --------  ----------  --------

                    (RESTUBBED TABLE CONTINUED FROM ABOVE)

                                 CAPITAL CHANGES                                      OPERATING STATISTICS
              ---------------------------------------------------  ---------------------------------------------------------
               NET REALIZED
                    AND                                                                              NUMBER OF
                UNREALIZED       NET       NET ASSET                  RATIO OF                         UNITS
                   GAINS       INCREASE    VALUE AT     NET ASSET     OPERATING     RATIO OF NET    OUTSTANDING    PORTFOLIO
                (LOSSES) ON   (DECREASE)   BEGINNING    VALUE AT     EXPENSES TO   INCOME (LOSS)     AT END OF     TURNOVER
 YEAR ENDED     INVESTMENTS    IN UNIT     OF PERIOD     END OF      AVERAGE NET   TO AVERAGE NET   PERIOD (IN    RATE (NOTE
   DEC. 31,      (NOTE B)       VALUE      (NOTE C)      PERIOD        ASSETS          ASSETS         000'S)          E)
1994           (4.23)         (4.23)     187.30       $183.07      1.11%          .00%            1,441          91%
              -------------  ----------  -----------  -----------  -------------  --------------  -------------  -----------
1993*          29.46          29.51      157.79       $187.30      1.14%          .03%            1,431          82%
              -------------  ----------  -----------  -----------  -------------  --------------  -------------  -----------
1992             .92            .86      156.93       $157.79      1.17%          (.04)%          1,418          68%
              -------------  ----------  -----------  -----------  -------------  --------------  -------------  -----------
1991           53.07          53.05      103.88       $156.93      1.16%          (.02)%          1,350          66%
              -------------  ----------  -----------  -----------  -------------  --------------  -------------  -----------
1990          (14.99)        (14.02)     117.90       $103.88      1.10%          .92 %           1,295          93%
              -------------  ----------  -----------  -----------  -------------  --------------  -------------  -----------
1989           35.17          35.96       81.94       $117.90      1.07%          .78 %           1,399          113%
              -------------  ----------  -----------  -----------  -------------  --------------  -------------  -----------
1988           10.89          11.46       70.48       $ 81.94      1.09%          .75 %           1,587          101%
              -------------  ----------  -----------  -----------  -------------  --------------  -------------  -----------
1987            2.92           3.38       67.10       $ 70.48      1.11%          .58 %           1,742          121%
              -------------  ----------  -----------  -----------  -------------  --------------  -------------  -----------
1986            7.07           7.80       59.30       $ 67.10      1.09%          1.09 %          1,838          102%
              -------------  ----------  -----------  -----------  -------------  --------------  -------------  -----------
1985           13.32          14.14       45.16       $ 59.30      1.08%          1.58 %          1,874          92%
              -------------  ----------  -----------  -----------  -------------  --------------  -------------  -----------






AGGRESSIVE EQUITY FUND: SEPARATE ACCOUNT NO. 3 (POOLED)

              ----------------------------------
                      INCOME AND EXPENSES
              ----------------------------------
                                         NET
                                      INVESTMENT
 YEAR ENDED               EXPENSES      INCOME
   DEC. 31,     INCOME    (NOTE A)      (LOSS)
              --------  ----------  ------------
1994          $.19      (.43)       (.24)
              --------  ----------  ------------
1993*         $.27      (.42)       (.15)
              --------  ----------  ------------
1992          $.32      (.40)       (.08)
              --------  ----------  ------------
1991          $.29      (.33)       (.04)
              --------  ----------  ------------
1990          $.28      (.21)        .07
              --------  ----------  ------------
1989          $.29      (.17)        .12
              --------  ----------  ------------
1988          $.17      (.14)        .03
              --------  ----------  ------------
1987          $.18      (.17)        .01
              --------  ----------  ------------
1986          $.15      (.15)        .00
              --------  ----------  ------------
May 1- Dec.
31,           $.21      (.13)        .08
1985
              --------  ----------  ------------

                    (RESTUBBED TABLE CONTINUED FROM ABOVE)

                                 CAPITAL CHANGES                                      OPERATING STATISTICS
              ---------------------------------------------------  ---------------------------------------------------------
               NET REALIZED
                    AND                                                                              NUMBER OF
                UNREALIZED       NET       NET ASSET                  RATIO OF      RATIO OF NET       UNITS
                   GAINS       INCREASE    VALUE AT     NET ASSET     OPERATING      INVESTMENT     OUTSTANDING    PORTFOLIO
                (LOSSES) ON   (DECREASE)   BEGINNING    VALUE AT     EXPENSES TO   INCOME (LOSS)     AT END OF     TURNOVER
 YEAR ENDED     INVESTMENTS    IN UNIT     OF PERIOD     END OF      AVERAGE NET   TO AVERAGE NET   PERIOD (IN    RATE (NOTE
   DEC. 31,      (NOTE B)       VALUE      (NOTE C)      PERIOD        ASSETS          ASSETS         000'S)          E)
1994          (1.37)         (1.61)      35.30        $33.69       1.27%          (.72)%          1,590          94%
              -------------  ----------  -----------  -----------  -------------  --------------  -------------  -----------
1993*          4.42           4.27       31.03        $35.30       1.31%          (.49)%          1,536          83%
              -------------  ----------  -----------  -----------  -------------  --------------  -------------  -----------
1992          (1.15)         (1.23)      32.26        $31.03       1.33%          (.24)%          1,612          71%
              -------------  ----------  -----------  -----------  -------------  --------------  -------------  -----------
1991          14.93          14.89       17.37        $32.26       1.28%          (.17)%          1,309          63%
              -------------  ----------  -----------  -----------  -------------  --------------  -------------  -----------
1990           1.22           1.29       16.08        $17.37       1.26%          .46 %             644          48%
              -------------  ----------  -----------  -----------  -------------  --------------  -------------  -----------
1989           4.94           5.06       11.02        $16.08       1.22%          .86 %             578          92%
              -------------  ----------  -----------  -----------  -------------  --------------  -------------  -----------
1988            .10            .13       10.89        $11.02       1.24%          .23 %             626          103%
              -------------  ----------  -----------  -----------  -------------  --------------  -------------  -----------
1987           (.36)          (.35)      11.24        $10.89       1.26%          .09 %             536          227%
              -------------  ----------  -----------  -----------  -------------  --------------  -------------  -----------
1986            .08            .08       11.16        $11.24       1.23%          .05%              398          162%
              -------------  ----------  -----------  -----------  -------------  --------------  -------------  -----------
May 1- Dec.
31,            1.08           1.16       10.00        $11.16       1.77%          1.14 %            162          76%
1985                                                               (Note D)       (Note D)
              -------------  ----------  -----------  -----------  -------------  --------------

BALANCED FUND: SEPARATE ACCOUNT NO. 190

              ----------------------------------
                      INCOME AND EXPENSES
              ----------------------------------
                                         NET
 YEAR ENDED               EXPENSES    INVESTMENT
   DEC. 31,     INCOME    (NOTE A)      INCOME
1994          $.83      (.36)       .47
              --------  ----------  ------------
1993*         $.86      (.37)       .49
              --------  ----------  ------------
1992          $.89      (.35)       .54
              --------  ----------  ------------
Feb. 1- Dec.
31,
1991          $.76      (.29)       .47

              --------  ----------  ------------

                    (RESTUBBED TABLE CONTINUED FROM ABOVE)

                                 CAPITAL CHANGES                                      OPERATING STATISTICS
              ---------------------------------------------------  ---------------------------------------------------------
               NET REALIZED
                    AND                                                                              NUMBER OF
                UNREALIZED       NET       NET ASSET                  RATIO OF      RATIO OF NET       UNITS
                   GAINS       INCREASE    VALUE AT     NET ASSET     OPERATING      INVESTMENT     OUTSTANDING
                (LOSSES) ON   (DECREASE)   BEGINNING    VALUE AT     EXPENSES TO   INCOME (LOSS)     AT END OF     PORTFOLIO
 YEAR ENDED     INVESTMENTS    IN UNIT     OF PERIOD     END OF      AVERAGE NET   TO AVERAGE NET   PERIOD (IN     TURNOVER
   DEC. 31,      (NOTE B)       VALUE      (NOTE C)      PERIOD        ASSETS          ASSETS         000'S)         RATE
1994          (2.91)         (2.44)      27.06        $24.62       1.42%          1.83%           2,568          143%
              -------------  ----------  -----------  -----------  -------------  --------------  -------------  -----------
1993*          2.23           2.72       24.34        $27.06       1.44%          1.91%           2,607          104%
              -------------  ----------  -----------  -----------  -------------  --------------  -------------  -----------
1992          (1.18)          (.64)      24.98        $24.34       1.48%          2.28%           2,249          82%
              -------------  ----------  -----------  -----------  -------------  --------------  -------------  -----------
Feb. 1- Dec.
31,
1991           6.44           6.91       18.07        $24.98       1.53%          2.46%           1,974          126%
                                                                   (Note D)       (Note D)
              -------------  ----------  -----------  -----------  -------------  --------------






ADA FOREIGN FUND: SEPARATE ACCOUNT NO. 191

              ----------------------------------
                      INCOME AND EXPENSES
              ----------------------------------
                                         NET
 YEAR ENDED               EXPENSES    INVESTMENT
   DEC. 31,     INCOME    (NOTE A)      INCOME
1994          $.50      (.13)       .37
              --------  ----------  ------------
1993*         $.27      (.09)       .18
              --------  ----------  ------------
Mar.2-
Dec. 31,
1992          $.39      (.08)       .31

              --------  ----------  ------------

                    (RESTUBBED TABLE CONTINUED FROM ABOVE)

                                 CAPITAL CHANGES                                      OPERATING STATISTICS
              ---------------------------------------------------  ---------------------------------------------------------
               NET REALIZED
                    AND                                               RATIO OF                       NUMBER OF
                UNREALIZED       NET       NET ASSET                 INVESTMENT     RATIO OF NET       UNITS
                   GAINS       INCREASE    VALUE AT     NET ASSET     OPERATING      INVESTMENT     OUTSTANDING
                (LOSSES) ON   (DECREASE)   BEGINNING    VALUE AT     EXPENSES TO   INCOME (LOSS)     AT END OF     PORTFOLIO
 YEAR ENDED     INVESTMENTS    IN UNIT     OF PERIOD     END OF      AVERAGE NET   TO AVERAGE NET   PERIOD (IN     TURNOVER
   DEC. 31,      (NOTE B)       VALUE      (NOTE C)      PERIOD        ASSETS          ASSETS         000'S)         RATE
1994          (.44)          (.07)       13.08        $13.01       0.98%          2.78%           5,537          N/A
              -------------  ----------  -----------  -----------  -------------  --------------  -------------  -----------
1993*         3.09           3.27         9.81        $13.08       1.04%          2.02%           4,220          N/A
              -------------  ----------  -----------  -----------  -------------  --------------  -------------  -----------
Mar.2-
Dec. 31,
1992          (.50)          (.19)       10.00        $ 9.81       1.05%          4.10%           1,692          N/A
                                                                   (Note D)       (Note D)
              -------------  ----------  -----------  -----------  -------------  --------------

   See notes on next page.

------------
   NOTES:

   * Prior to July 22, 1993, Equitable Capital Management Corporation (Equitable Capital) served as the investment adviser to the Funds. On July 22, 1993, Alliance Capital Management L.P. acquired the business and substantially all of the assets of Equitable Capital and became the investment adviser to the Funds.

   A. Enrollment, annual administration and actuarial and quarterly record maintenance and report fees are not included above and did not affect Growth Equity, Aggressive Equity, Balanced or ADA Foreign Fund Unit Values. Defined benefit plan annual administration and actuarial and quarterly record maintenance and report fees reduced the number of Growth Equity, Aggressive Equity, Balanced and ADA Foreign Fund Units credited to participants; enrollment fees were generally deducted from contributions to the Program.

   B. See Note 2 to Financial Statements of Separate Account Nos. 3 (Pooled), 4 (Pooled) 190 and 191, which may be found in the SAI.

   C. The Program became available beginning on January 1, 1968. The value for a Growth Equity Fund Unit was established at $10.00 on that date. The values for Aggressive Equity, Balanced and ADA Foreign Fund Units were established at $10.00 on May 1, 1985, $18.07 on February 1, 1991, $10.00 on March 2, 1992, and $10.00 on February 1, 1994,
        respectively, the dates on which those Funds were first made available under the Program.

   D.   Annualized basis.

        Income, expenses, gains and losses shown above pertain only to participants' accumulations attributable to the Program. Other plans also participate in the Growth Equity and Aggressive Equity Funds and may have operating results and other supplementary data different from those shown above.

              REAL ESTATE FUND: Separate Account No. 30 (Pooled)

              ----------------------------------
                      INCOME AND EXPENSES
              ----------------------------------
                                         NET
                                      INVESTMENT
 YEAR ENDED               EXPENSES      INCOME
   DEC. 31,     INCOME    (NOTE A)      (LOSS)
------------  --------  ----------  ------------
1994          $0.04      (.24)       (.20)
              --------  ----------  ------------
1993           0.01      (.24)       (.23)
              --------  ----------  ------------
1992           0.01      (.25)       (.24)
              --------  ----------  ------------
1991           0.01      (.26)       (.25)
              --------  ----------  ------------
1990           0.02      (.27)       (.25)
              --------  ----------  ------------
1989           0.02      (.25)       (.23)
              --------  ----------  ------------
1988           0.02      (.24)       (.22)
              --------  ----------  ------------
1987           0.04      (.22)       (.18)
              --------  ----------  ------------
Aug. 29-
Dec. 31,
1986          $0.01     (0.07)      (0.06)

              --------  ----------  ------------

                    (RESTUBBED TABLE CONTINUED FROM ABOVE)

                                CAPITAL CHANGES                                      OPERATING STATISTICS
              --------------------------------------------------  ---------------------------------------------------------
               NET REALIZED
                    AND                                                            RATIO OF NET     NUMBER OF
                UNREALIZED       NET      UNIT VALUE                 RATIO OF       INVESTMENT        UNITS
                   GAINS       INCREASE       AT       UNIT VALUE    OPERATING      INCOME OR      OUTSTANDING    PORTFOLIO
                (LOSSES) ON   (DECREASE)   BEGINNING   AT END OF    EXPENSES TO     (LOSS) TO       AT END OF     TURNOVER
 YEAR ENDED     INVESTMENTS    IN UNIT     OF PERIOD     PERIOD     AVERAGE NET    AVERAGE NET     PERIOD (IN    RATE (NOTE
   DEC. 31,      (NOTE B)       VALUE      (NOTE C)     (NOTE F)      ASSETS          ASSETS         000'S)          E)
------------  -------------  ----------  -----------  ----------  -------------  --------------  -------------  -----------
1994           .65             .45       $10.44       $10.89      2.26%          (1.87%)         311            N/A
              -------------  ----------  -----------  ----------  -------------  --------------  -------------  -----------
1993           .22            (.01)       10.45        10.44      2.26%          (2.20%)         408            N/A
              -------------  ----------  -----------  ----------  -------------  --------------  -------------  -----------
1992          (.38)           (.62)       11.07        10.45      2.30%          (2.25%)         511            N/A
              -------------  ----------  -----------  ----------  -------------  --------------  -------------  -----------
1991          (.84)          (1.09)       12.16        11.07      2.21%          (2.10%)         515            N/A
              -------------  ----------  -----------  ----------  -------------  --------------  -------------  -----------
1990           .05           (0.20)       12.36        12.16      2.14%          (1.96%)         530            N/A
              -------------  ----------  -----------  ----------  -------------  --------------  -------------  -----------
1989          1.08            0.85        11.51        12.36      2.11%          (1.93%)         584            N/A
              -------------  ----------  -----------  ----------  -------------  --------------  -------------  -----------
1988           .89            0.67        10.84        11.51      2.12%          (1.98%)         787            N/A
              -------------  ----------  -----------  ----------  -------------  --------------  -------------  -----------
1987           .85            0.67        10.17        10.84      2.13%          (1.71%)         732            N/A
              -------------  ----------  -----------  ----------  -------------  --------------  -------------  -----------
Aug. 29-
Dec. 31,
1986          0.23            0.17        10.00       $10.17      2.06%          (1.71%)         438            N/A
                                                                  (Note D)           (Note D)
              -------------  ----------  -----------  ----------  -------------  --------------  -------------

[FN]
------------
   NOTES:

A. Enrollment and quarterly record maintenance and report fees are not included above and did not affect Real Estate Fund Unit Values. Quarterly record maintenance and report fees reduced the number of Real Estate Fund Units credited to participants; enrollment fees were generally deducted from contributions to the Program.

B. The change in the value of Separate Account No. 8 units owned by the Account and any realized gains (losses) from the redemption of such units are included in net realized and unrealized gain on investments--see Note 2 to Financial Statements of Separate Account No. 30 (Pooled), which may be found in the SAI.

C. The value for a Real Estate Fund Unit was established at $10.00 on August 29, 1986, the date on which the Fund commenced operations.

D.  Annualized basis.




E. The Real Estate Fund invests solely in units of Equitable's Separate Account Nos. 2A and 8 (Pooled); thus, there is no applicable portfolio turnover rate for the Real Estate Fund.

F. The Real Estate Fund Unit Values shown above are based on the year-end values for Separate Account Nos. 2A and 8. However, the Unit Values used under the Program for determining Account Balances, processing transactions and calculating performance (including Account Balances, transactions and performance effected or reported on December 31) are based on the last Real Estate Fund Unit Value determined in each relevant period and, therefore, such Unit Values reflect the values of Separate Account Nos. 2A and 8 as of dates prior to the last day of such periods.

    Income, expenses, gains and losses shown above pertain only to participants' accumulations attributable to the Program. Other plans also participate in Separate Account No. 30 (Pooled) and may have operating results and other supplementary data different from those shown above.

INVESTMENT OPTIONS

Eleven INVESTMENT OPTIONS are available under the Program. Eight of the Investment Options are Funds, the Real Estate Fund and seven which we call the Equity Funds. The seven Equity Funds are: the Growth Equity Fund, the Aggressive Equity Fund, the Balanced Fund, the ADA Foreign Fund, the Equity Index Fund, the Lifecycle Fund--Conservative and the Lifecycle Fund--Moderate. The three additional Investment Options are guaranteed options: three and five year Guaranteed Rate Accounts and the Money Market Guarantee Account. See our separate prospectus for a detailed description of the Equity Index Fund and the Lifecycle Funds.

THE EQUITY FUNDS

Each of the Equity Funds has a different investment objective that it seeks to achieve by following specific investment policies. We do not anticipate that the investment objective of any of the Funds will change. We do, however, have the right to change the investment objectives of the Growth Equity and Aggressive Equity Funds, subject to the approval of the New York State Insurance Department. The investment objectives of the Balanced, ADA Foreign, Equity Index and the Lifecycle Funds can only be changed by the Trustees. THERE IS NO ASSURANCE THAT THE INVESTMENT OBJECTIVES OF ANY OF THE FUNDS WILL BE MET. See Risks and Investment Techniques--Equity Funds.
THE GROWTH EQUITY FUND

OBJECTIVE. The Growth Equity Fund seeks to achieve long-term growth of capital by investing in the securities of carefully selected companies we believe will share in the growth of our nation's economy-- and those of other leading industrialized countries--over a long period. The Growth Equity Fund invests in securities of companies of any capitalization but is generally invested primarily in securities of intermediate to large sized companies.

INVESTMENT POLICIES. The Growth Equity Fund invests primarily in common stocks. Smaller amounts may be invested in other equity-type securities, such as convertible preferred stocks or convertible debt instruments. The Growth Equity Fund may use its assets to make non-equity investments. These could include non-participating and non-convertible preferred stocks, bonds and debentures. Some non-equity investments may carry certain equity features such as conversion or exchange rights or warrants for the acquisition of stocks of the same or different issuers or participation based on revenues, sales or profits. If, in light of economic conditions and the general level of stock prices, it appears that the Fund's investment objectives will not be met by buying equities, non-equity investment may be substantial. The Fund may invest up to 10% of its total assets in restricted securities.

The Growth Equity Fund may make temporary investments in government obligations, short-term commercial paper and other money market instruments, either directly or through our Separate Account No. 2A. While equity investments will be made primarily in securities of United States companies or foreign companies doing substantial business here, up to 15% of the value of the Fund's assets may be invested in the securities of established foreign companies without substantial business in the United States. See Risks and Investment Techniques--Equity Funds for more information on restricted securities, Separate Account No. 2A, securities of medium and smaller sized companies, foreign securities, investment concentration, money market investments and convertible securities.

THE AGGRESSIVE EQUITY FUND

OBJECTIVE. The Aggressive Equity Fund seeks to achieve long-term capital growth, consistent with investment quality. The Fund will attempt to achieve this objective by investing primarily in securities of medium and smaller sized companies (with capitalization generally between $50 million and $1.5 billion) which we believe have greater growth potential than larger companies.

INVESTMENT POLICIES. Most of the time, the Aggressive Equity Fund will invest primarily in common stocks of medium and smaller sized companies. The Fund may also invest in securities not generally defined as growth stocks, but with unusual value or earnings potential. For example, opportunities for capital growth exist from time to time in what are believed to be cyclical industries, companies whose securities are temporarily undervalued, special situations, younger but not widely known companies and companies doing business in countries whose economies are expanding. The Aggressive Equity Fund may invest in foreign companies without substantial business in the United States. Industry diversification is not an objective of the Aggressive Equity Fund and it may at times be less diversified than a traditional equity portfolio. Some other equity-type investments may also be made. The Fund may also invest in short-term debt securities such as corporate notes, and temporary money market investments, including our Separate Account No. 2A. Additionally, the Fund may invest up to 10% of its total assets in restricted securities.

See Risks and Investment Techniques--Equity Funds for more information on foreign securities, restricted securities, securities of medium and smaller sized companies and money market investments. This Fund may hold investments with greater growth potential and greater risks than those investments held by the Growth Equity and Balanced Funds. In light of this Fund's aggressive investment policies and less diversified investments, you should consider limiting the amount allocated to this Fund, particularly as you near retirement.
THE BALANCED FUND

OBJECTIVE. The Balanced Fund's investment objective is to achieve both appreciation of capital and current income through investment in a diversified portfolio of publicly-traded common stocks, other equity-type and debt securities and short-term money market instruments. The Fund will seek to achieve long-term growth of its capital by investments in common stocks, other equity-type securities and longer-term fixed income securities and current income by investments in publicly-traded debt securities and short-term money market instruments. The Balanced Fund will maintain at least 40%, but not more than 60%, of total Fund assets in common stocks and other equity-type instruments (including convertible securities). Conversely, the Fund will maintain at least 40%, but not more than 60%, of total Fund assets in nonconvertible debt securities and short-term money market instruments. Changes in the market value of Fund investments may result in deviations from these ranges. In that event, we will restore the mix of Fund investments to within the stated ranges within such reasonable periods as we determine is required to accomplish this in an orderly manner and protect the interests of Fund participants.

INVESTMENT POLICIES. Subject to the limits set forth above, we will vary the portion of the Balanced Fund's assets invested in each type of security in accordance with our evaluation of economic conditions, the general level of common stock prices, anticipated interest rates and other relevant considerations, including our assessment of the risks associated with each investment medium. The equity securities invested in by the Balanced Fund will consist of the types of securities in which the Growth Equity Fund may invest, including equity-type securities (such as convertible preferred stocks or convertible debt instruments). The publicly-traded debt securities investments will consist primarily of bonds, notes, debentures and equipment trust certificates, and also may include equity features such as those described for the Growth Equity Fund. The Balanced Fund may only purchase fixed income securities that are rated Aa or better by Moody's Investors Service ("Moody's") or AA or better by Standard & Poor's Corporation ("S&P"). The Fund may not invest more than five percent of its assets (at cost) in fixed income securities of any single issuer, excluding U.S. Government or agency securities. The average maturity of the debt securities held by the Balanced Fund will vary according to market conditions and the stage of interest rate cycles, but will normally not exceed ten years. The Balanced Fund may also realize gains on debt securities when such actions are considered advantageous in light of existing market conditions.

See Risks and Investment Techniques--Equity Funds for more information on foreign securities, restricted securities, securities of medium and smaller sized companies, debt instruments issued by Schedule B banks, hedging transactions, money market investments and convertible securities.
THE ADA FOREIGN FUND

OBJECTIVE. The ADA Foreign Fund invests primarily in shares of the Templeton Foreign Fund which, in turn, seeks long-term capital growth through a flexible policy of investing in stocks and debt obligations of companies and governments outside the United States. In addition, the ADA Foreign Fund seeks to maintain sufficient liquidity to permit requests for transfers and withdrawals from the ADA Foreign Fund to be effected as of the close of business on the day of receipt. There is no assurance that these objectives will be met. The ADA Foreign Fund's investment objective was established, and the selection of the Templeton Foreign Fund was made, by the Trustees and can be changed only by the Trustees.

INVESTMENT POLICIES. The ADA Foreign Fund will normally invest at least 95% of its assets in shares of the Templeton Foreign Fund. The balance of the ADA Foreign Fund's assets (up to 5%) may be invested in units of our Separate Account No. 2A for the purpose of maintaining sufficient liquidity to effect transfer and withdrawal requests from the ADA Foreign Fund prior to the receipt of proceeds from the redemption of shares of the Templeton Foreign Fund. The applicable 95% and 5% limitations will be based on the net asset value of shares of the Templeton Foreign Fund and the unit value of Separate Account No. 2A units, respectively. However, if net transfers and withdrawals from the ADA Foreign Fund on any day exceed the amount of the ADA Foreign Fund's investment in Separate Account No. 2A at the beginning of that day, transfers and withdrawals in excess of the amount held in Separate Account No. 2A may be deferred for up to seven days pending settlement of redemption of shares of the Templeton Foreign Fund. Furthermore, cessation of trading in Templeton Foreign Fund shares, closing of securities markets and other events beyond our control may cause the ADA Foreign Fund portfolio temporarily to fail to maintain the percentage limitations noted above.

TEMPLETON FOREIGN FUND. The Templeton Foreign Fund seeks long-term capital growth through a flexible policy of investing in stocks and debt obligations of companies and governments outside the United States. Although the Templeton Foreign Fund generally invests in common stock, it may also invest in preferred stock and certain debt securities, rated or unrated, such as convertible bonds and bonds selling at a discount. The Templeton Foreign Fund may for temporary defensive purposes invest without limit in US. Government securities, bank time deposits in the currency of any major nation, commercial paper and repurchase agreements with banks or broker-dealers.

The Templeton Foreign Fund is a portfolio of Templeton Funds, Inc., a series fund which was incorporated under Maryland law in 1977 and is registered under the 1940 Act as an open-end diversified management investment company. As a series mutual fund, Templeton Funds, Inc. issues shares in two investment portfolios, although the Templeton Foreign Fund is the only Templeton fund available under the ADA program. The Templeton Foreign Fund had total net assets of $5.3 billion as of December 31,

1994. The investment manager of the Templeton Foreign Fund is Templeton, Galbraith & Hansberger Ltd., Nassau, Bahamas, an indirect wholly-owned subsidiary of Franklin Resources, Inc.

For additional information about the Templeton Foreign Fund, see the Templeton Foreign Fund's prospectus and Statement of Additional Information. Free copies of those documents either accompany this Prospectus or may be obtained by calling an Equitable Life Account Executive. Participants and employers should carefully read the prospectus of the Templeton Foreign Fund before they allocate contributions or transfer amounts to the ADA Foreign Fund. See Risks and Investment Techniques-- Equity Funds below for more information on the Templeton Foreign Fund and money market investments, including Separate Account No. 2A.

VOTING RIGHTS. Templeton Funds, Inc. is not required under state law to hold annual meetings of shareholders and may elect not to do so. If a meeting of shareholders is held, they may vote on such matters as election of directors and any other matters requiring a vote by shareholders under the 1940 Act. Equitable Life will vote the shares of the Templeton Foreign Fund allocated to the ADA Foreign Fund in accordance with instructions received from employers, participants or trustees, as the case may be, in the ADA Foreign Fund. Each participant for whom we maintain records and, in other cases, the employer or trustee, will be allowed to instruct Equitable Life on how to vote shares of the Templeton Foreign Fund in proportion to his or her interest in the ADA Foreign Fund as of the record date for the shareholder meeting. Equitable Life will abstain from voting shares as to which no instructions are received. Participants, employers or trustees, as the case may be, in the ADA Foreign Fund will receive periodic reports relating to the Templeton Foreign Fund and proxy material, together with a voting instruction form, in connection with shareholder meetings. By agreement, the responsibility for soliciting such voting instructions and the costs of solicitation will be borne by Templeton Funds, Inc.

RISKS AND INVESTMENT TECHNIQUES--EQUITY FUNDS

You should be aware that any investment in securities carries with it a risk of loss. The different investment objectives and policies of each Fund may affect the return of each Fund. Additionally, there are market and financial risks inherent in any securities investment. By market risks, we mean factors which do not necessarily relate to a particular issuer but which affect the way markets, and securities within those markets, perform. We sometimes describe market risk in terms of volatility, that is, the range and frequency of market value changes. Market risks include such things as changes in interest rates, general economic conditions and investor perceptions regarding the value of debt and equity securities. By financial risks we mean factors associated with a particular issuer which may affect the price of its securities, such as its competitive posture, its earnings and its ability to meet its debt obligations. The risk factors and investment techniques associated with the Growth Equity, the Aggressive Equity, the Balanced and the ADA Foreign Funds are stated below. See also the prospectuses and Statement of Additional Information for the Templeton Foreign Fund and the Seven Seas S&P 500 Fund for additional information on the special risks of investment in these funds through the ADA Foreign Fund and the Equity Index Fund, respectively, and our separate prospectus for information on the special risks of investing in the Lifecycle Group Trusts.

FOREIGN SECURITIES. The Growth Equity, Aggressive Equity and Balanced Funds may make a limited portion of their investments in the securities of established foreign companies which do not do substantial business in the United States. For many foreign securities, there are dollar-denominated American Depository Receipts (ADRs), which are traded in the United States on exchanges or over-the-counter, and are issued by domestic banks. The Funds may invest in foreign securities directly and through ADRs and may hold some foreign securities outside of the US. ADRs do not lessen the foreign exchange risk inherent in investing in the securities of foreign issuers. However, by investing in ADRs rather than directly in foreign issuers' stock, the Funds will avoid currency risks during the settlement period for either purchases or sales. Foreign investments may involve risks not present in domestic investments, such as changes in the political or economic climate of countries in which companies do business. Foreign securities may be less liquid or subject to greater price volatility than securities of domestic issuers, and foreign accounting, auditing and disclosure standards may differ from domestic standards. There may be less regulation in foreign countries of stock exchanges, brokers, banks, and listed companies than in the United States. The value of foreign investments may rise or fall because of changes in currency exchange rates or exchange controls.

TEMPLETON FOREIGN FUND. The ADA Foreign Fund invests 95% of its assets in the Templeton Foreign Fund. Templeton Funds, Inc. advises their investors that as with any investment in securities, the value of, and the income from, an investment in the Templeton Foreign Fund can decrease as well as increase, depending on a variety of factors which may affect the values and the income generated by the Templeton Foreign Fund's portfolio securities, including general economic conditions, market factors, and currency exchange rates. Additionally, investment decisions made by the Templeton Foreign Fund investment manager will not always be profitable or prove to have been correct. The Templeton Foreign Fund is not intended as a complete investment program.

RESTRICTED SECURITIES. The Growth Equity, Aggressive Equity and Balanced Funds may make investments in restricted securities. Restricted securities are generally less liquid than registered securities and market quotations for such securities may not be readily available. The Funds may not be able to sell restricted securities except pursuant to registration under applicable Federal and State securities laws or pursuant to Securities and Exchange Commission rules which limit their sale to certain purchasers and may require that they be held by the Funds for a specified period of time prior to resale. Because of these restrictions, at times the Funds may not be readily able to sell them at fair market value.

SECURITIES OF MEDIUM AND SMALLER SIZED COMPANIES. The Aggressive Equity Fund invests primarily in the securities of medium and smaller sized companies, although the Growth Equity and Balanced Fund may also make these investments. For this purpose the term medium and smaller sized companies means companies with $500 million to $1.5 billion in capitalization. Medium and smaller sized companies may be dependent on the performance of only one or two products. Such companies may be vulnerable to competition from larger companies with greater resources and to economic conditions affecting their market sector. Therefore, consistent earnings may not be as likely in small companies as in large companies. Such companies may also be more dependent on access to equity markets to raise capital than larger companies with greater ability to support debt. Small and medium sized companies may be new, without long business or management histories, and perceived by the market as unproven. Their securities may be held primarily by insiders or institutional investors, which may have an impact on marketability. The price of these stocks may rise and fall more frequently and to a greater extent than the overall market.

INVESTMENT CONCENTRATION. From time to time, the equity holdings in the Growth Equity Fund may be concentrated in the securities of a relatively small number of issuers. In no event will an investment be made for the Fund in the securities of one issuer if such investment would cause more than 10% of the book value of the Growth Equity Fund to be invested in the securities of that issuer, and no investment will be made for the Fund if such investment would cause more than 40% of the book value of the Fund to be invested in the securities of four or fewer issuers. This strategy of investment concentration may increase an investor's risk of loss in the event of a decline in the value of one of these securities. As of December 31, 1993, 27.55% (of market value) of the Growth Equity Fund was held in the stocks of four issuers. See Separate Account No. 4 (Pooled) Statement of Investments and Net Assets in the SAI.

DEBT INSTRUMENTS ISSUED BY SCHEDULE B BANKS. The Balanced Fund may invest in debt instruments issued by Schedule B Banks, which are foreign branches of United States banks. Schedule B Banks are not required to maintain the same financial reserves which are required of United States banks, but Schedule B Bank certificates of deposit are fully guaranteed by the United States parent of the issuing bank. Debt instruments issued by Schedule B Banks may include certificates of deposit and time deposits of London branches of United States banks ("Eurodollars"). Eurodollar investments are subject to the types of risks associated with foreign securities. London branches of the United States banks have extensive government regulation which may limit both the amount and the type of loans and interest rates. In addition, the banking industry's profitability is closely linked to prevailing money market conditions for financing lending operations. Both general economic conditions and credit risks play an important part in the operations of the banking industry. United States banks are required to maintain reserves, are limited in how much they can lend to a single borrower and are subject to other regulations to promote financial soundness. Not all of these laws and regulations apply to foreign branches of United States banks.

MONEY MARKET INVESTMENTS. The Aggressive Equity, the Growth Equity and the Balanced Funds may make temporary investments in government obligations, short-term commercial paper and other money market instruments. They may buy these directly or acquire units in our Separate Account No. 2A. The ADA Foreign Fund will invest up to 5% of its assets in Separate Account No. 2A units. We maintain Separate Account No. 2A to provide a more efficient means for certain of our separate accounts to invest cash positions on a pooled basis at no additional cost. Separate Account No. 2A seeks to obtain a high level of current income, preserve its assets and maintain liquidity. It invests only in short-term securities which mature in 60 days or less from the date of purchase or which are subject to repurchase agreements requiring repurchase in 60 days or less. In repurchase agreements, Separate Account No. 2A buys securities from a seller, usually a bank or brokerage firm, with the understanding that the seller will repurchase the securities at a higher price at a future date. Such transactions afford an opportunity for Separate Account No. 2A to earn a fixed rate of return on available cash at minimal market risk, although the account may be subject to various delays and risks of loss if the seller is unable to meet its obligation to repurchase. Units in Separate Account No. 2A are not registered under the Securities Act of 1933.

The kinds of direct investments the Funds make in money market instruments will be payable only in United States dollars and will consist principally of securities issued or guaranteed by the United States Government or one of its agencies or instrumentalities, negotiable certificates of deposit, bankers' acceptances or bank time deposits, repurchase agreements (covering securities issued or guaranteed by the United States Government or one of its agencies or instrumentalities, certificates of deposit or bankers' acceptances), commercial paper that is rated Prime-1 by Moody's Investors Service ("Moodys") or A-1 or A-1 Plus by Standard & Poor's Corporation ("S&P"), unrated commercial paper, master demand notes or variable amount floating rate notes of any issuer that has an outstanding issue of unsecured debt that is currently rated Aa or better by Moody's or AA or better by S&P, and any debt securities issued or guaranteed by an issuer, which is currently rated Aa or better by Moody's or AA or better by S&P, with less than one year to maturity. Such investments may include Eurodollars, certificates of deposit and commercial paper issued by Schedule B Banks.

CONVERTIBLE SECURITIES. The Growth Equity, the Aggressive Equity and the Balanced Funds may invest in convertible preferred stocks or convertible debt instruments. Convertible securities contain both debt and equity features. Because of their debt element, they may provide some protection when stock prices decline. Nevertheless, convertible securities may lose significant value in periods of extreme market volatility.

THE EQUITY INDEX FUND

OBJECTIVE. The Equity Index Fund seeks to achieve a total return which parallels that of the Standard & Poor's 500 Composite Stock Price Index (the "S&P 500 Index") by investing in a mutual fund designated by the Trustees, the Seven Seas Series S&P 500 Index Fund (a portfolio of The Seven Seas Series S&P Index Fund -- "The Seven Seas Series Fund"). There is no assurance that this objective will be met.

INVESTMENT POLICIES. The Equity Index Fund will invest 100 percent of its assets in shares of the Seven Seas S&P 500 Index Fund.

THE SEVEN SEAS S&P 500 FUND. The Seven Seas S&P 500 Index Fund's investment objective is to emulate the total return of the S&P 500 Index. The Seven Seas S&P 500 Index Fund seeks to achieve its objective by investing in all 500 stocks in the S&P 500 Index in proportion to their weighting in the S&P 500 Index. To the extent that all 500 stocks cannot be purchased, the Seven Seas S&P 500 Index Fund will purchase a representative sample of the stocks listed in the S&P 500 Index in proportion to their weightings.

The Seven Seas Series Fund was organized as a Massachusetts business trust and is registered under the 1940 Act as an open-end diversified management investment company. As a series mutual fund, The Seven Seas Series Fund issues shares in different investment portfolios, one of which is the Seven Seas S&P 500 Index Fund. The investment adviser of the Seven Seas S&P 500 Index Fund is State Street.

"S&P 500" IS A TRADEMARK OF STANDARD & POOR'S CORPORATION THAT HAS BEEN LICENSED FOR USE BY THE SEVEN SEAS SERIES FUND. THE SEVEN SEAS SERIES FUND IS NOT SPONSORED, ENDORSED, SOLD OR PROMOTED BY STANDARD & POOR'S CORPORATION, AND STANDARD & POOR'S CORPORATION MAKES NO REPRESENTATION REGARDING THE ADVISABILITY OF INVESTING IN THE SEVEN SEAS SERIES FUND.

The S&P 500 Index is composed of 500 common stocks which are chosen by Standard & Poor's Corporation to best capture the price performance of a large cross-section of the United States publicly traded stock market. The S&P 500 Index is structured to approximate the general distribution of industries in the United States economy. The inclusion of a stock in the S&P 500 Index in no way implies that Standard & Poor's Corporation believes the stock to be an attractive investment, nor is Standard & Poor's a sponsor or in any way affiliated with the Seven Seas S&P 500 Index Fund or the Equity Index Fund. The 500 securities, most of which trade on the New York Stock Exchange, represent approximately 75 percent of the market value of all common stocks. Each stock in the S&P 500 Index is weighted by its market capitalization. That is, each security is weighted by its total market value relative to the total market values of all the securities in the S&P 500 Index. Component stocks included in the S&P 500 Index are chosen with the aim of achieving a distribution at the index level representative of the various components of the United States gross national product and therefore do not represent the 500 largest companies. Aggregate market value and trading activity are also considered in the selection process. A limited percentage of the S&P 500 Index may include Canadian securities. No other foreign securities are eligible for inclusion.

For further information about the Seven Seas S&P 500 Index Fund, see The Seven Seas Series Fund's prospectus and the related statement of additional information. Free additional copies of The Seven Seas Series Fund prospectus and copies of the related statement of additional information may be obtained by calling an Equitable Life Account Executive. Participants and Employers should carefully read the prospectus of The Seven Seas Series Fund before they allocate contributions or transfer amounts to the Equity Index Fund.

VOTING RIGHTS: The Seven Seas Series Fund does not hold annual meetings of shareholders. If a meeting of shareholders is held, they may vote on such matters as election of trustees and any other matters requiring a vote by shareholders under the 1940 Act. Equitable Life will vote the shares of the Seven Seas S&P 500 Index Fund allocated to the Equity Index Fund in accordance with instructions received from employers, participants or trustees, as appropriate, in the Equity Index Fund. Each employer, participant or trustee, as appropriate, will be allowed to instruct Equitable Life on how to vote shares of the Seven Seas S&P 500 Index Fund in proportion to their interest the Equity Index Fund as of the record date for the shareholder meeting. Equitable Life will abstain from voting shares as to which no instructions are received. Employers, participants or trustees will receive periodic reports relating to the Seven Seas S&P 500 Index Fund and proxy materials together with a voting instruction form, in connection with shareholder meetings. The costs of soliciting voting instructions from participants will be borne by the Seven Seas Series Fund.

LIFECYCLE FUNDS--CONSERVATIVE AND MODERATE

Each Lifecycle Fund is a separate account of Equitable Life. Contributions may be made to the Lifecycle Fund--Conservative and/or the Lifecycle Fund--Moderate. Each of the Lifecycle Funds invests in a Lifecycle Fund Group Trust. Each such Group Trust has identical investment objectives and policies to the Lifecycle Fund to which it relates. In turn each of the Lifecycle Fund Group Trusts invests in a mix of Underlying Funds.

THE LIFECYCLE FUND GROUP TRUSTS

The Lifecycle Funds Group Trusts are collective investment funds maintained by State Street. Each Lifecycle Fund Group Trust is organized as a common law trust under Massachusetts law, and, because of exclusionary provisions, is not subject to regulation under the 1940 Act.

There are two Lifecycle Fund Group Trusts: the Lifecycle Fund Group Trust-Conservative and the Lifecycle Fund Group Trust-Moderate. State Street serves as the trustee and investment manager to each of these Group Trusts. Each of the Lifecycle Fund Group Trusts attempts to achieve its investment objective by investing in a mix of underlying collective investment funds (the Underlying Funds) maintained by State Street and offered exclusively to tax exempt retirement plans.

LIFECYCLE FUND GROUP TRUST--CONSERVATIVE

OBJECTIVE. The Lifecycle Fund Group Trust--Conservative seeks to provide current income and a low to moderate growth of capital. There is no assurance that this objective will be met.

INVESTMENT POLICIES. The Lifecycle Group Trust--Conservative seeks to achieve its objective by investing 100% of its assets in units of a mix of Underlying Funds in accordance with certain target percentage weightings. The table below shows the mix of Underlying Funds targeted by the Lifecycle Fund Group Trust--Conservative.

 S&P 500 Flagship Fund ...................15%
Russell 2000 Fund ....................... 5%
Daily EAFE Fund ......................... 10%
Daily Government/Corporate Bond Fund  ... 50%
Short Term Investment Fund .............. 20%

The target percentages shown above are reviewed annually by the ADA Trustees and may be revised as recommended, subject to State Street's approval. State Street, as investment manager of the Lifecycle

Fund Group Trust--Conservative, from time to time makes adjustments in the mix of Underlying Funds, as needed to maintain, to the extent practicable, the target percentages in each of the Underlying Funds.

LIFECYCLE FUND GROUP TRUST--MODERATE

OBJECTIVE. The Lifecycle Fund Group Trust--Moderate seeks to provide growth of capital and a reasonable level of current income. There is no assurance that this objective will be met.
INVESTMENT POLICIES. The Lifecycle Fund Group Trust--Moderate seeks to achieve its investment objective by investing 100% of its assets in units of a mix of Underlying Funds in accordance with certain target percentage weightings. The table below shows the mix of Underlying Funds targeted by the Lifecycle Fund Group Trust--Moderate.

 S&P 500 Flagship Fund ...................35%
Russell 2000 Fund ....................... 10%
Daily EAFE Fund ......................... 15%
Daily Government/Corporate Bond Fund  ... 30%
Short Term Investment Fund .............. 10%

The target percentages shown above are reviewed annually by the ADA Trustees and may be revised as recommended, subject to State Street's approval. State Street, as investment manager of the Lifecycle Fund Group Trust--Moderate, from time to time makes adjustments in the mix of Underlying Funds, as needed to maintain, to the extent practicable, the target percentages in each of the Underlying Funds.

THE UNDERLYING FUNDS

Like the Lifecycle Fund Group Trusts, the Underlying Funds are collective investment funds maintained by State Street and offered exclusively to tax exempt retirement plans. Unlike the Lifecycle Fund Group Trusts, however, which are available only under the ADA Program, the Underlying Funds may receive contributions from other tax exempt retirement plans.

For a description of the Underlying Funds in which the Lifecycle Fund Group Trusts invest, see our separate prospectus for the Lifecycle Funds -- Conservative and Moderate.

HOW WE CALCULATE THE VALUE OF AMOUNTS ALLOCATED TO THE EQUITY FUNDS

CONTRIBUTIONS AND TRANSFERS: PURCHASE OF FUND UNITS. The portion of each contribution or transfer allocated to an Equity Fund will be used to purchase Units. Your interest in each Fund is represented by the value of the Units credited to your Account for that Fund. The number of Units purchased by a contribution or transfer to a Fund is calculated by dividing the amount allocated by the Unit Value calculated as of the close of business on the day we receive your contribution or transfer instruction. The number of Units credited to your Account will not vary because of any subsequent fluctuation in the Unit Value, but the value of a Unit fluctuates with the investment experience of the Fund. In other words, the Unit Value will reflect the investment income and realized and unrealized capital gains and losses of that Fund as well as the deductions and charges we make to the Fund.

HOW WE DETERMINE THE UNIT VALUE. We determine the Unit Value for each Equity Fund at the end of each business day. The Unit Value for each Fund is calculated by first determining a gross unit value, which reflects only investment performance, and then adjusting it for Fund expenses to obtain the Fund Unit Value. We determine the gross unit value by multiplying the gross unit value for the preceding business day by the net investment factor for that subsequent business day (for the Growth Equity, Aggressive Equity and Balanced Funds, we also subtract any audit and custodial fees). We calculate the net investment factor as follows:

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 o  First, we take the value of the Fund's assets at the close of business on the preceding business day.

 o Next, we add the investment income and capital gains, realized and unrealized, that are credited to the assets of the Fund during the business day for which we are calculating the net investment factor.

 o Then we subtract the capital losses, realized and unrealized, charged to the Fund during that business day.

 o Finally, we divide this amount by the value of the Fund's assets at the close of the preceding business day.

The Fund Unit Value is calculated on every business day by multiplying the Fund Unit Value for the last business day of the previous month by the net change factor for that business day. The net change factor for each business day is equal to (a) minus (b) where:

 (a) is the gross unit value for that business day divided by the gross unit value for the last business day of the previous month; and

 (b) is the charge to the Fund for that month for the daily accrual of fees and other expenses times the number of days since the end of the preceding month.

For information on how we value the assets of the Equity Funds, see the SAI.

The ADA Foreign Fund's investments in the Templeton Foreign Fund and the Equity Index Fund's investments in the Seven Seas S&P 500 Index Fund will be valued at the underlying mutual fund's net asset value per share. The value of the ADA Foreign Fund will also reflect the value of the amounts invested in units of our Separate Account No. 2A.

The investments made by each of the Lifecycle Funds in units of the corresponding Lifecycle Fund Group Trust will be valued at the net asset value of the units of such Lifecycle Fund Group Trust. Investments made by each Lifecycle Fund Group Trust in the Underlying Funds will be valued at the Underlying Fund's net asset value per unit. The units of each Underlying Fund are valued daily. For a more detailed description of how the Underlying Funds are valued, see our separate prospectus for the Lifecycle Funds -- Conservative and Moderate.

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THE REAL ESTATE FUND

REAL ESTATE FUND OBJECTIVES AND INVESTMENT POLICIES

OBJECTIVE. The Real Estate Fund, Separate Account No. 30, invests primarily, though not exclusively, in units of our Separate Account No. 8 (the "Prime Property Fund"), which in turn invests primarily in real property. The Prime Property Fund seeks to achieve a stable rate of return over an extended period of time through rental income and appreciation of real property values. In addition, the Real Estate Fund seeks to maintain a level of liquidity consistent with anticipated distributions and transfers. The Real Estate Fund's liquid assets typically range from 0 to 10% of its total assets, although the actual level of liquidity will depend on contributions, distributions and transfers. See Special Risks Related to the Real Estate Fund. THERE IS NO ASSURANCE THAT THE INVESTMENT OBJECTIVES OF THE REAL ESTATE FUND OR OF PRIME PROPERTY FUND WILL BE MET.

INVESTMENT POLICIES OF PRIME PROPERTY FUND. Prime Property Fund seeks the acquisition and long-term ownership of high-grade, income-producing real property. Prime Property Fund seeks to invest in properties that are located in strong rental markets and have continuous potential for resale. Properties are located throughout the United States. The distribution of investments by property type and by location of properties is expected to change from time to time. For additional information about the distribution of investments, see Prime Property Fund Investments in the SAI.

In selecting a property for Prime Property Fund, we consider its location, potential income stream, cost, potential for increasing rental income and capital appreciation, resale marketability and architectural and other physical attributes. We also evaluate the risks, including environmental risks, involved with the property, as well as the probability and potential impact of changes in the local economy. There are no limits as to how much Prime Property Fund can invest in any one property. Currently, however, we do not intend to invest more than 10% of Prime Property Fund's assets in any one property. Prime Property Fund may invest in construction and mortgage loans receivable and notes receivable. Mortgages may be accepted as partial consideration for properties sold.

Prime Property Fund acquires both existing and developmental properties. Prime Property Fund will also enter into forward commitments, under which it agrees to purchase a property upon completion of construction or leasing. Prime Property Fund does not currently expect to invest more than 10% of its assets in developmental properties.

Prime Property Fund participates in joint ventures, particularly with regard to large properties. In general, co-venturers will be real estate developers, and joint ventures with them may involve property development projects. We seek to form joint ventures with persons and companies who, because of our experience with them or investigation into their financial condition and business history, we regard as experienced and financially responsible. Prime Property Fund may issue construction and mortgage loans on a fixed or variable rate basis in connection with joint ventures in which it participates. If Prime Property Fund issues fixed rate loans, it may seek to stabilize the market value of such loans by engaging in interest rate hedging transactions, to the extent permitted under applicable regulatory requirements.

Prime Property Fund may use mortgage financing to acquire properties, may mortgage properties after acquisition, may acquire properties subject to mortgages and may enter into joint ventures or other arrangements that require mortgage financing. There is no limit on mortgage indebtedness with respect to any one property. Prime Property Fund may also borrow money in order to acquire new properties or improve existing investments. These borrowings may have recourse to wholly-owned properties or may be secured by the general credit of the Fund and thus have recourse to the entire Fund. During the period

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from 1985 through 1994 Prime Property Fund's total borrowings secured by wholly-owned properties ranged from 6.2% to 15.7% of the total portfolio value. Properties held by joint ventures may also be mortgaged. For more information regarding borrowings secured by wholly-owned properties see Prime Property Fund Investments in the SAI. Prime Property Fund may borrow in order to provide working capital for repairs and improvements and to meet other cash flow requirements. Prime Property Fund does not borrow in order to meet investors' withdrawal requests.

Consistent with Prime Property Fund's investment objectives, it may engage in transactions and invest in properties other than or in addition to those described above.

Prime Property Fund does not seek a specified holding period for the properties it acquires. Prime Property Fund will buy and sell properties at any time; in general, however, it seeks to hold properties for long-term investment.

Most properties are managed by us or our affiliates. At December 31, 1994 independent managing and leasing agents managed properties representing approximately 37.5% of aggregate appraised values.

INVESTMENT RISKS RELATED TO PRIME PROPERTY FUND. Prime Property Fund is subject to the risks generally incident to the ownership of real property. These include the uncertainty of cash flow, the need to meet fixed and other obligations, shifts in real estate markets in general and in local markets in particular, adverse changes in economic and social conditions, including demographic trends, changes in operating expenses, including real estate taxes, changes in tax, zoning, building, environmental and other laws, losses due to nonpayment of rent, other uninsured losses and other risks beyond our control. However, we believe that the large number of properties held in Prime Property Fund and their geographic and use diversification provide a measure of protection against these risks.

Investments in developmental properties are subject to additional risks, which include cost overruns, construction delays, difficulties in finding suitable tenants and delays in fully renting the property. Joint ventures may be vulnerable to losses as a result of a joint venturer's financial difficulties. In addition, the joint venturer may at times have objectives that are contrary to those of Prime Property Fund. Construction loans may be vulnerable to losses due to a developer's financial difficulties. In general, construction loans will not be personal obligations of the borrower, and Prime Property Fund will look solely to the underlying property in case of default. Other liens such as mechanics' liens may have priority over Prime Property Fund's security interest in the property.

INVESTMENT POLICIES RELATED TO LIQUID ASSETS. A portion of the Real Estate Fund assets may be held in liquid assets. The portion of the Fund for which liquidity is the investment objective may be invested in units of our Separate Account No. 2A. See Money Market Investments under Risks and Investment Techniques--Equity Funds. In addition, the Real Estate Fund may invest directly in government obligations, short-term commercial paper and other money market instruments of the types purchased by the Balanced Fund and described above. Prime Property Fund may also invest in these short-term securities directly or through investment in units of Separate Account No. 2A. The Real Estate Fund seeks to hold enough liquid assets to provide for expected withdrawals. These holdings could, however, tend to reduce the investment performance of the Fund as compared to that of Prime Property Fund or a fund fully invested in real estate.

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SPECIAL RISKS RELATED TO THE REAL ESTATE FUND

LIQUIDITY. There is no assurance that the Real Estate Fund will have sufficient liquidity to make distributions and transfers when requested under the Program or when required by law. From 1991 to June 1994 the Real Estate Fund was using substantially all of its available cash flow and liquid assets to pay participant withdrawal requests, and withdrawals were being delayed in accordance with the procedures described below. As of the date of this prospectus, the Real Estate Fund has sufficient liquidity and is paying participant withdrawals on a current basis.

IN LIGHT OF THE RISKS AND POSSIBLE ILLIQUIDITY OF AN INVESTMENT IN THE REAL ESTATE FUND, YOU AS AN INDIVIDUAL PARTICIPANT SHOULD CONSIDER LIMITING THE AMOUNT YOU ALLOCATE TO IT, PARTICULARLY AS YOU NEAR RETIREMENT. In considering this matter, you should take into account the other assets in your investment portfolio, both in your plan and elsewhere, and the distributions you anticipate taking from your plan in the foreseeable future.

If the Real Estate Fund does not have enough liquid assets to pay all requested withdrawals, it will withdraw some or all of its interest from Prime Property Fund. We may postpone withdrawals from Prime Property Fund, however, for such time as we reasonably consider necessary to obtain the amount to be withdrawn or to protect the interests of other participants in Prime Property Fund. Withdrawals from Prime Property Fund have been restricted from time to time. See Procedures for Withdrawals, Distributions and Transfers--Special Rules for Distributions and Transfers from the Real Estate Fund in the SAI.

INSURANCE RISKS. We believe that our casualty insurance would provide adequate compensation for accidental loss of property value. A possible exception would be loss in California resulting from earthquake; our insurance against such loss is limited to $80 million per occurrence and $80 million aggregate annually for all our California properties, including Prime Property Fund properties. We believe that the amount of earthquake insurance we carry is reasonable in light of the types of coverage available at acceptable prices. Prime Property Fund's properties are also covered under an umbrella liability policy that we believe is adequate for the portfolio in view of the types of coverage currently available at acceptable prices.

CONFLICTS OF INTEREST RELATED TO PRIME PROPERTY FUND

ACQUISITION OF PROPERTIES. Our wholly-owned subsidiary, Equitable Real Estate Investment Management, Inc. (Equitable Real Estate) is responsible for advising us as to all our real property acquisitions, management and sales. See Investment Management of the Real Estate Fund. We and Equitable Real Estate make acquisitions for ourselves and for our clients, including Prime Property Fund. Before acquisition, properties are allocated among Prime Property Fund, our other separate accounts (both pooled and single-client accounts), our general account, Equitable Real Estate's own account, our investment advisory account and Equitable Real Estate's advisory accounts.

We seek to allocate properties among the accounts based on the accounts' investment policies, size, liquidity and diversification requirements, current availability of funds, current portfolio holdings and annually established investment goals. Equitable Real Estate's recommendations as to the allocation of properties are reviewed and approved by the Investment Committee of our Board of Directors. With limited exceptions, the Investment Committee has final authority over the acquisition and allocation of investment properties for all of our accounts.

Two or more of those accounts may share some of those properties. Prime Property Fund does not now share any properties with any of our other accounts. It may do so in the future, however. Sharing real estate could give rise to situations in which our accounts have conflicting interests.

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

MANAGEMENT OF PROPERTIES. In certain cases, we or our affiliates may manage some of the properties held in Prime Property Fund. Pursuant to an exemption issued by the United States Department of Labor, we are permitted to charge market level fees, including a profit, for on-site management and leasing services we provide to properties in Prime Property Fund. During 1994, Equitable Real Estate received payments of $6.1 million for these types of services.

We may have interests in properties held in our general account or in other accounts we manage that may be affected by the acquisition, operations or sale of Prime Property Fund properties.

APPRAISAL OF PROPERTIES. The portfolio value for the Real Estate Fund depends heavily on the estimated market values of properties held by Prime Property Fund. Those estimates are based on our periodic reappraisals of the properties. Our fees will tend to increase as those appraised values increase. There is no assurance that any of the properties will ultimately be sold for their appraised values. See How We Calculate the Value of Amounts Allocated to the Real Estate Fund.

SALE OF PROPERTIES. We may postpone withdrawals from Prime Property Fund under certain circumstances within our discretion (see Special Risks related to the Real Estate Fund), which may include a reasonable determination not to sell properties. Our fees depend on the aggregate value of net assets held in Prime Property Fund.
HOW WE CALCULATE THE VALUE OF AMOUNTS ALLOCATED TO THE REAL ESTATE FUND

CONTRIBUTIONS AND TRANSFERS: PURCHASE OF REAL ESTATE FUND UNITS. The Real Estate Fund accepts contributions and transfers only one day each month. All amounts transferred from other Investment Options or contributed directly to the Real Estate Fund will first be placed in the Money Market Guarantee Account and designated for investment in the Real Estate Fund. On the next day on which the Real Estate Fund accepts contributions, the amount designated for the Real Estate Fund, plus accrued interest, will be used to purchase Units in the Real Estate Fund. The Real Estate Fund accepts contributions as of the day its Unit Value is determined. If you wish to change your mind about contributing to the Real Estate Fund, you may do so before your contribution is transferred to the Real Estate Fund by sending us written instructions that the money being held in the Money Market Guarantee Account is no longer designated for investment in the Real Estate Fund. You should enclose a transfer form telling us where that money is to be allocated. We must receive your instructions by the close of business on the day the transfer is to occur in order for them to be effective. The transfer date will vary from month to month; therefore, we cannot ensure that your instructions will be effective unless we receive them by the first day of the month.

The day on which the Real Estate Fund's Unit Value is determined depends each month on the day on which the value of Prime Property Fund is known. Prime Property Fund is valued only once each month, as of the last business day of the month. However, that value is normally not known until several days later because financial data must be calculated and reported from properties located throughout the country. When this process is completed, Units of the Real Estate Fund are valued. During the period between the end of the month and the day on which the Real Estate Fund Units are valued, which normally ranges from five to ten days, the value of Prime Property Fund real estate assets from the end of the preceding month may change, income will accrue and expenses will be incurred. As a result, the procedure described above will tend to favor Real Estate Fund Units being purchased to the extent that there have been net increases in the value of the underlying net assets between the end of the month and the date of the valuation. It will have the opposite effect to the extent of any decreases in the net assets during this period.

LIQUIDATION OF REAL ESTATE FUND UNITS. UNITS IN THE REAL ESTATE FUND MAY BE LIQUIDATED ONLY AFTER THE END OF EACH CALENDAR QUARTER. The liquidation will occur after we know the value of Prime Property Fund for the last day of that quarter and have determined the value of Real Estate Fund Units, which normally occurs five to ten days into the succeeding month. If you are taking a distribution or transfer from the Real Estate Fund, the amount distributed will not reflect any change in the value of Prime Property Fund assets attributable to the period between the last day of the quarter and the day your redemption occurs. To the extent that the value increases during that period, this will tend to disadvantage the person liquidating Units and to favor the holders of the remaining Units.

HOW WE DETERMINE THE UNIT VALUE. We determine the Unit Value for the Real Estate Fund once each month, generally as of the close of business on the first business day after the day the unit value for Prime Property Fund is known. We first determine the gross unit value, which is equal to (a) plus
(b) plus (c) divided by (d), where

 (a) is the aggregate value of all units of Prime Property Fund held by the Real Estate Fund determined as of the last business day of the preceding month;

 (b) is the aggregate value of all units of Separate Account No. 2A and cash or cash equivalents held by the Real Estate Fund, determined as of the close of business on the day the Real Estate Fund Unit Value is known;

 (c) is the net value of all other assets and liabilities of the Real Estate Fund, determined as of the close of business on the day the Real Estate Fund Unit Value is known; and

 (d) is the total number of Real Estate Fund Units outstanding.

To obtain the Real Estate Fund Unit Value, we then adjust this gross unit value for Fund fees and other expenses at rates equal to 1/12 of the annual rates. See Deductions and Charges.

   Once we determine the Unit Value, it remains constant until set again the following month. Thus, any transactions that occur between determination dates (such as the withdrawal of fees) are processed using the Unit Value determined earlier that month.

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THE GUARANTEED OPTIONS

Contributions allocated to the Guaranteed Rate Accounts are invested through and guaranteed by major insurance companies. Contributions allocated to the Money Market Guarantee Account are backed by amounts held in Separate Account No. 43 (described below) and are guaranteed by Equitable Life's general account. The general accounts of Equitable Life and other major insurance companies support each company's respective insurance and annuity guarantees as well as their general obligations. The companies' general accounts, as part of their insurance and annuity operations, are subject to insurance laws and regulations of all jurisdictions in which they are authorized to do business. Because of applicable exemptive and exclusionary provisions, interests in or guaranteed by the general accounts have not been registered under the Securities Act of 1933 (the "1933 Act") nor are the general accounts investment companies under the the 1940 Act. Accordingly, neither the general accounts of Equitable Life or of any other major insurance company nor any interests therein, are subject to regulation under the 1933 Act or the 1940 Act, and we have been advised that the staff of the Securities and Exchange Commission has not made a review of the disclosures which are included in this prospectus for your information and which relate to the general accounts of Equitable Life and other major insurance companies and the Guaranteed Options. These disclosures, however, may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

GUARANTEED RATE ACCOUNTS

METLIFE GUARANTEES--NEW GUARANTEED RATE ACCOUNTS. For approximately a one-year period beginning August 3, 1994, all monies allocated to the Guaranteed Rate Accounts (GRAs) have been and will be invested through two group annuity contracts issued to the Trustees by Metropolitan Life Insurance Company ("MetLife"). These GRAs will remain invested with MetLife through maturity. At the end of the one-year period the Trustees may renew the arrangement with MetLife to provide the Program GRAs or they may arrange for other carriers to provide them. Call your Account Executive at that time for further information. All GRAs opened prior to August 3, 1994 will remain invested through maturity with the carrier that provided that GRA. Withdrawals, transfers, reallocations on maturity and benefit distributions from GRAs provided by other carriers are subject to Equitable Life's receipt of the proceeds of such GRA from such other carriers.

All references in this prospectus and in the SAI to "The Guaranteed Rate Accounts" or to a "GRA" or "GRAs" shall be deemed to refer to the GRAs provided by Equitable Life, MetLife or any other carrier which previously provided or may in the future provide Program GRAs, as appropriate.

MetLife is a New York mutual life insurance company with its Home Office located at One Madison Avenue, New York, New York 10010. Founded in 1868, MetLife is the second largest insurance company in the United States, with assets of approximately $100.2 billion held in its general account as of December 31, 1994. MetLife and its subsidiaries had assets under management as of December 31, 1994 of approximately $165 billion.

THE GUARANTEES. Contributions to the GRAs are credited until maturity with the interest rate in effect on the date of receipt. The rate is expressed as an effective annual rate, reflecting daily compounding and the deduction of applicable asset-based fees. See Deductions and Charges. GRAs with maturities of approximately three and approximately five years are available under the Program. AMOUNTS ALLOCATED TO A GRA MAY GENERALLY NOT BE REMOVED PRIOR TO MATURITY. New guaranteed rates are offered each Wednesday and are available for a seven-day period. Interest accrues from the day after your contribution or transfer is credited through the maturity date of the GRA, which is either approximately three or approximately five years from the end of the seven-day offering period. The amount of your contributions and the interest credited is guaranteed; subject, however, to any penalties applicable upon premature withdrawal. See Premature Withdrawals and Transfers from a GRA in the SAI for a description of these penalties and when they apply. You may call us to obtain the current GRA rates. For a discussion of maturing GRAs, see Maturing GRAs in the SAI.

PREMATURE WITHDRAWALS AND TRANSFERS. You may transfer amounts from other Investment Options to a GRA at the current guaranteed rate at any time. You may not make transfers from one GRA to another or from a GRA to one of the other Investment Options except at maturity. Likewise, you may not remove amounts from a GRA prior to maturity in order to obtain a plan loan, to make a hardship or in-service withdrawal, to receive benefits from a terminated plan or to transfer amounts to a new plan. Withdrawals from GRAs may be made before maturity if you are disabled, you attain age 70 1/2 , or you die. Certain other withdrawals from a GRA prior to maturity are permitted, but may be subject to a penalty. See Procedures for Withdrawals, Distributions and Transfers--Premature Withdrawals and Transfers from a GRA in the SAI.
MONEY MARKET GUARANTEE ACCOUNT

WE GUARANTEE THE MONEY MARKET GUARANTEE ACCOUNT. We guarantee the amount of your contributions and the interest credited to the Money Market Guarantee Account. We maintain Separate Account No. 43 (described below) in connection with these guarantees. All amounts held in the Money Market Guarantee Account are credited with the same rate of interest. The rate changes monthly and is expressed as an effective annual rate, reflecting daily compounding and the deduction of applicable asset-based fees. The rate will approximate the average over each calendar year of money market funds considered "domestic prime," that is, funds with the highest quality investments offered to investors, plus an amount which approximates the average expenses deducted from such funds, less .15% and the applicable Program Expense Charge. See Deductions and Charges. Call us to obtain the current monthly rate. On January 1 each year we set an annual minimum interest rate for this Account. The minimum guaranteed interest rate for 1995 is 2.5% (before applicable asset-based fees).

SEPARATE ACCOUNT NO. 43. We will hold assets in Separate Account No. 43 sufficient to pay all principal and accrued interest under the Money Market Guarantee Account option, less applicable fees, in accordance with provisions of the New York Insurance Law which govern the operation of Separate Account No. 43. These provisions generally require that assets held in Separate Account No. 43 be valued at cost and not at market value. In accordance with the New York Insurance Law, the assets which we are required to hold in Separate Account No. 43 attributable to ADA participants will only be available to Program participants who have allocated amounts to the Money Market Guarantee Account and may not be used to satisfy obligations that may arise out of any other business we conduct. We have the right to remove assets from Separate Account No. 43 that are in excess of those attributable to the combined account values of all ADA participants.

Your principal and accrued interest under the Money Market Guarantee Account will not fluctuate with the value of the assets we hold in Separate Account No. 43 and are guaranteed by us and backed by our general account assets. If the assets in Separate Account No. 43 prove insufficient to provide for payment of all principal and accrued interest under the Money Market Guarantee Account, we will transfer additional assets into Separate Account No. 43 to make up for any shortfall. Conversely, we may withdraw from Separate Account No. 43 any excess over the amount needed to provide for payment of all such principal and accrued interest.

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CONTRIBUTIONS. Contributions may be made at any time and will earn the current rate from the day after the contribution is credited through the end of the month or, if earlier, the day of transfer or withdrawal. Balances in the Account at the end of the month automatically begin receiving interest at the new rate until transferred or withdrawn. We guarantee the amount of your contributions and the interest credited.

DISTRIBUTIONS, WITHDRAWALS, AND TRANSFERS. Distributions, withdrawals and transfers may be made at any time permitted under your plan. We do not charge penalties.

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EQUITABLE LIFE AND THE INVESTMENT MANAGERS
EQUITABLE LIFE

Equitable Life is a diversified financial services organization serving a broad spectrum of insurance, investment management and investment banking customers. We are a New York stock life insurance company and our Home Office is located at 787 Seventh Avenue, New York, New York 10019. Founded in 1859, we are one of the largest life insurance companies in the United States. We are authorized to sell life insurance and annuities in all fifty states, the District of Columbia, Puerto Rico and the Virgin Islands. We maintain local offices throughout the United States.

Equitable Life is a wholly-owned subsidiary of The Equitable Companies Incorporated (the "Holding Company"). The largest stockholder of the Holding Company is AXA, a French insurance holding company. AXA currently owns 60.5% of the Holding Company's outstanding common stock as well as $392.2 million stated value of its issued and outstanding Series F convertible preferred stock. Under its investment arrangements with Equitable Life and the Holding Company, AXA is able to exercise significant influence over the operations and capital structure of the Holding Company and its subsidiaries, including Equitable Life. AXA is the principal holding company for most of the companies in one of the largest insurance groups in Europe. The majority of AXA's stock is controlled by a group of five French mutual insurance companies.

Equitable Life, the Holding Company and their subsidiaries managed assets of approximately $174.5 billion as of December 31, 1994.

THE SEPARATE ACCOUNTS

Each of the eight Funds is a separate account of Equitable Life; we own all the assets of the separate accounts. A separate account is a separate investment account which we use to support our group annuity contracts, and for other purposes permitted by applicable law. We keep the assets of each separate account segregated from our general account and from any other separate accounts we may have. Although the assets of the Funds are our property, our obligation to you under the group annuity contract equals the value of your accumulation in each Fund.

Income, gains and losses, whether or not realized, from assets invested in the Funds are credited to or charged against the Fund without regard to our other income, gains or losses. The portion of each Fund's assets we hold on your behalf may not be used to satisfy obligations that may arise out of any other business we conduct. We may, however, transfer amounts owed to us, such as fees and expenses, to our general account at any time. We may make these transfers even if the Fund in question does not have sufficient liquidity to make all withdrawals requested by participants.

The separate accounts which we call the Growth Equity, Aggressive Equity, Balanced, ADA Foreign, Equity Index and Real Estate Funds commenced operations on 1969, 1968, 1991, 1992, 1994, and 1986 respectively. The Lifecycle Funds commenced operations on May 1, 1995. The Funds are governed by the laws and regulations of the state of New York, where we are domiciled, and may also be governed by laws of other states in which we do business. The Balanced, Equity Index, ADA Foreign and Lifecycle Funds are used exclusively for the ADA Members Retirement Program. The Growth Equity, Aggressive Equity and Real Estate Funds are "pooled" funds that are used to fund benefits under the ADA Program and other group annuity contracts, agreements, and tax-deferred retirement programs we administer. Because of exclusionary provisions, the separate accounts are not subject to regulation under the 1940 Act.

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

INVESTMENT MANAGEMENT OF THE EQUITY FUNDS

We act as investment manager to the Growth Equity, Aggressive Equity, and Balanced Funds. As such, we invest and reinvest these assets in accordance with the investment policies for each of these Funds. We have limited investment management responsibility with respect to the ADA Foreign Fund, and no investment management responsibility for the Equity Index or the Lifecycle Funds. In providing investment management to the Growth Equity, Aggressive Equity and Balanced Funds, we have complete discretion over Fund assets, within the investment policies of each Fund, and currently use the personnel and facilities of Alliance Capital Management L.P. ("Alliance") for portfolio management, securities selection and transaction services.

Alliance is a publicly-traded limited partnership which is indirectly majority-owned by Equitable Life. Equitable Life and Alliance are registered investment advisers under the Investment Advisers Act of 1940. As of December 31, 1994, Alliance had total assets under management of $121.3 billion. Alliance acts as an investment adviser to various separate accounts and general accounts of Equitable Life and other affiliated insurance companies. Alliance also provides management and consulting services to mutual funds, endowment funds, insurance companies, foreign entities, qualified and non-tax qualified corporate funds, public and private pension and profit-sharing plans, foundations and tax-exempt organizations. Alliance's main office is located at 1345 Avenue of the Americas, New York, New York 10105.

The securities held in each Fund must be authorized or approved by the Investment Committee of our Board of Directors. Subject to the Investment Committee's broad supervisory authority, our investment officers and managers have been given discretion as to sales and, within specified limits, purchases of stocks, other equity securities and certain debt securities. When an investment opportunity arises that is consistent with the objectives of more than one account, investment opportunities are allocated among accounts in an impartial manner based on certain factors such as the accounts' investment objectives and their then-current investment and cash positions.

For the ADA Foreign Fund, we have limited investment management responsibility in accordance with the investment policies established by the Trustees. The ADA Foreign Fund is invested primarily in the Templeton Foreign Fund, which is managed by Templeton, Galbraith & Hansberger Ltd. See The ADA Foreign Fund.

For the Equity Index Fund, we act in accordance with the investment policies established by the Trustees. The Equity Index Fund is invested solely in the Seven Seas Series S&P 500 Index Fund. State Street is the investment advisor of that Fund. See The Equity Index Fund.

For the Lifecycle Funds, we act in accordance with the investment policies established by the Trustees. The Lifecycle Funds--Conservative and Moderate are invested solely in units of the Lifecycle Fund Group Trusts--Conservative and Moderate, respectively. State Street is the investment adviser of these Group Trusts and the Underlying Funds. See Lifecycle Funds.

We, together with the Holding Company, own Donaldson, Lufkin & Jenrette, Inc.
(DLJ). A DLJ subsidiary, Donaldson, Lufkin & Jenrette Securities Corporation, is one of the nation's largest investment banking and securities firms. Another DLJ subsidiary, Autranet, Inc., is a securities broker that markets independently originated research to institutions. Through the Pershing Division of Donaldson, Lufkin & Jenrette Securities Corporation, DLJ supplies correspondent services, including order execution, securities clearance and other centralized financial services, to numerous independent regional securities firms and banks.

To the extent permitted by law and consistent with the Fund transaction practices discussed in this prospectus, and subject to the consent of Fund contractholders, the Funds may engage in securities and other transactions with the above entities or may invest in shares of the investment companies with which those entities have affiliations. In 1994, there were no such transactions through DLJ subsidiaries.

INVESTMENT MANAGEMENT OF THE REAL ESTATE FUND

We act as investment manager to the Real Estate Fund and to Prime Property Fund. In managing the Real Estate Fund and Prime Property Fund, we use the services of Equitable Real Estate, a wholly-owned subsidiary. Equitable Real Estate originates, analyzes, evaluates and recommends commercial real estate investments for its clients, then manages and services those investments on an ongoing basis. Equitable Real Estate provides property management services in connection with some of the properties held in Prime Property Fund and supervises the performance of other property managers which it retains. Equitable Real Estate coordinates related accounting and bookkeeping functions with us.

Equitable Real Estate advises us as to the commercial real estate assets of all our accounts, which at December 31, 1994, represented approximately $35.3 billion in equity real estate and mortgage loan holdings.

INVESTMENT PERFORMANCE
MEASURING THE INVESTMENT PERFORMANCE OF THE FUNDS

We recognize that the performance of the Funds that you invest your retirement savings in is important to you. The purpose of this discussion is to give you an overview of how our Funds have performed in the past. OF COURSE, PAST PERFORMANCE CANNOT BE USED TO PREDICT FUTURE PERFORMANCE.

Fund performance is most often measured by the change in the value of fund units over time. Unlike typical mutual funds, which usually distribute earnings annually, separate account funds reinvest all earnings. As described previously, the unit value calculations for the funds include all earnings, including dividends and realized and unrealized capital gains. Changes in the unit values can be expressed in terms of the Fund's annual percentage change, its average annual change, or its cumulative change over a period of years. Each of these measurements is valuable on its own. In addition, it is often helpful to compare the fund's performance with the results of unmanaged market indices.

The following tables and graphs provide a historical view of the Funds' investment performance. The information presented includes performance results for each Fund, along with data representing unmanaged market indices. Performance data for the Lifecycle Funds are not presented because the Funds first became available on May 1, 1995.
UNMANAGED MARKET INDICES

Unmanaged market indices, or "benchmarks," while providing a broader perspective on relative performance, are only a tool for comparison. Performance data for the unmanaged market indices do not reflect any deductions for investment advisory, brokerage or other expenses of the type typically associated with an actively managed fund. This effectively overstates the rate of return of the market indices relative to that which would be available to a typical investor, and limits the usefulness of these indices in assessing the performance of the Funds. Since the Funds do not distribute dividends or interest, the market indices have been adjusted to reflect reinvestment of dividends and interest to provide greater comparability.

We have presented data for the following unmanaged indices. One or more of these indices may be appropriate comparative measures of performance for a Fund.

o CONSUMER PRICE INDEX (URBAN CONSUMERS--NOT SEASONALLY ADJUSTED) ("CPI")--an index of inflation.

o STANDARD AND POOR'S 500 INDEX ("S&P 500")--an unmanaged weighted index of the securities of 500 industrial, transportation, utility and financial companies widely regarded by investors as representative of the stock market. This index should not be confused with the performance of our Equity Index Fund nor that of the Seven Seas Series S&P 500 Fund, which seek to emulate the results of the S&P 500 Index. See The Equity Funds--The Equity Index Fund for more information.

o NASDAQ INDEX ("NASDAQ")--an unmanaged index of all common stocks traded on the National Association of Securities Dealers Automated Quotation System. The NASDAQ market represents over-the-counter stocks not included in the S&P 500.

o LEHMAN GOVERNMENT CORPORATE BOND INDEX ("LEHMAN")--an unmanaged index widely regarded by investors as representative of the bond market.

o S&P 500 AND LEHMAN, 50/50--assumes a constant 50% mix of each of the two market indices mentioned.

o MORGAN STANLEY CAPITAL INTERNATIONAL EAFE INDEX ("EAFE")--an unmanaged index of the securities of over 1,000 companies traded on the markets of Europe, Australia, New Zealand and the Far East.
    HOW PERFORMANCE DATA ARE PRESENTED

We have shown Fund performance on several different bases:

   o    The annual percentage change in Fund Unit Values,

   o    The average annual percentage change in Fund Unit Values, and

   o The total value as of December 31, 1994 of a $10,000 investment made on January 1, 1985.

THE FUND PERFORMANCE SHOWN MAY NOT REPRESENT YOUR ACTUAL EXPERIENCE AND IT DOES NOT REPRESENT THE EFFECT OF THE RECORD MAINTENANCE AND REPORT OR ENROLLMENT FEES. The annual percentage change in Fund unit values represents the percentage increase or decrease in unit values from the beginning of one year to the end of that year. During any year unit values will, of course, increase or decrease reflecting fluctuations in the securities markets. The average annual rates of return are time-weighted, assume an investment at the beginning of each period, and include the reinvestment of investment income. Historical results are presented for the Funds for the periods during which the funds were available under the Program. Hypothetical results were calculated for prior periods. For the Equity Index Fund, no results are presented for periods prior to 1993, as the Seven Seas S&P 500 Index Fund began operations during 1992. See How We Calculate Performance Data. The foregoing applies with respect to the calculation of performance data given in the "Annual Percentage Change in Unit Values" chart, "Average Annual Percentage Change in Unit Values" chart, and "Cumulative Value Examples" given below. Performance data for the Lifecycle Funds are not shown, because those Funds commenced operation on May 1, 1995.
ANNUAL PERCENTAGE CHANGE IN FUND UNIT VALUES

          GROWTH    AGGRESSIVE
          EQUITY      EQUITY      BALANCED
------  --------  ------------  ----------
1994     -2.3%    -4.5%         -9.0%
------  --------  ------------  ----------
1993     18.7     13.7          11.2
------  --------  ------------  ----------
1992      0.6     -3.8          -2.6
------  --------  ------------  ----------
1991     51.1     85.7          41.4
------  --------  ------------  ----------
1990    -11.9      8.0          -1.4
------  --------  ------------  ----------
1989     43.9     45.9          25.6
------  --------  ------------  ----------
1988     16.3      1.2          14.0
------  --------  ------------  ----------
1987      5.0     -3.1          -6.1
------  --------  ------------  ----------
1986     13.2      0.7          15.3
------  --------  ------------  ----------
1985     31.3     16.9          24.0
------  --------  ------------  ----------






                    (RESTUBBED TABLE CONTINUED FROM ABOVE)

                                                                                S&P 500
                                                                                  AND
            ADA      EQUITY     REAL                                            LEHMAN
          FOREIGN    INDEX     ESTATE    CPI     S&P 500    NASDAQ    LEHMAN     50/50     EAFE
------  ---------  --------  --------  ------  ---------  --------  --------  ---------  -------
1994    -0.5%      0.7%       3.6%     2.7%     1.3%       -3.2%    -3.5%     -1.1%        7.8%
------  ---------  --------  --------  ------  ---------  --------  --------  ---------  -------
1993    33.4       6.4       -3.2      2.7     10.0        14.7     11.0      10.5        32.6
------  ---------  --------  --------  ------  ---------  --------  --------  ---------  -------
1992     2.6           --    -5.2      2.9      7.6        15.4      7.6       7.6       -12.2
------  ---------  --------  --------  ------  ---------  --------  --------  ---------  -------
1991    16.9       --        -8.7      3.0     30.5        56.8     16.1      23.3        12.5
------  ---------  --------  --------  ------  ---------  --------  --------  ---------  -------
1990    -3.3       --         2.0      6.2     -3.1       -17.8      8.3       2.6       -23.2
------  ---------  --------  --------  ------  ---------  --------  --------  ---------  -------
1989    28.6       --         8.1      4.6     31.7        19.3     14.2      23.0        10.8
------  ---------  --------  --------  ------  ---------  --------  --------  ---------  -------
1988    20.5       --         4.9      4.4     16.6        15.4      7.6      12.1        28.6
------  ---------  --------  --------  ------  ---------  --------  --------  ---------  -------
1987    23.0       --         7.6      4.4      5.3        -5.3      2.3       3.8        24.9
------  ---------  --------  --------  ------  ---------  --------  --------  ---------  -------
1986    26.9       --         5.1      1.1     18.7         7.4     15.6      17.2        69.9
------  ---------  --------  --------  ------  ---------  --------  --------  ---------  -------
1985    25.2       --         7.6      3.8     31.7        31.4     21.3      26.5        56.7
------  ---------  --------  --------  ------  ---------  --------  --------  ---------  -------

  PAST PERFORMANCE IS NOT AN INDICATION OF FUTURE PERFORMANCE. NO PROVISIONS
      HAVE BEEN MADE FOR THE EFFECT OF TAXES ON INCOME AND GAINS OR UPON
                                DISTRIBUTION.

AVERAGE ANNUAL PERCENTAGE CHANGE IN FUND UNIT VALUES--
YEARS ENDING DECEMBER 31, 1994

              GROWTH    AGGRESSIVE
              EQUITY      EQUITY      BALANCED
----------  --------  ------------  ----------
1 Year      -2.3%     -4.5%         -9.0%
----------  --------  ------------  ----------
2 Years      7.7       4.2           0.6
----------  --------  ------------  ----------
3 Years      5.3       1.5          -0.5
----------  --------  ------------  ----------
5 Years      9.2      15.9           6.6
----------  --------  ------------  ----------
10 Years    15.0      13.4          10.2
----------  --------  ------------  ----------

                    (RESTUBBED TABLE CONTINUED FROM ABOVE)

                                                                                    S&P 500
                                                                                      AND
                ADA      EQUITY     REAL                                            LEHMAN
              FOREIGN    INDEX     ESTATE    CPI     S&P 500    NASDAQ    LEHMAN     50/50     EAFE
----------  ---------  --------  --------  ------  ---------  --------  --------  ---------  ------
1 Year      -0.5%      0.7%      3.6%      2.7%     1.3%      -3.2%     -3.5%     -1.1%       7.8%
----------  ---------  --------  --------  ------  ---------  --------  --------  ---------  ------
2 Years     15.2       7.2       0.1       2.7      5.6        5.4       3.5       4.5       19.5
----------  ---------  --------  --------  ------  ---------  --------  --------  ---------  ------
3 Years     10.2           --    -1.7      2.8      6.3        8.7       4.9       5.6        7.9
----------  ---------  --------  --------  ------  ---------  --------  --------  ---------  ------
5 Years      8.9           --    -2.4      3.5      8.7       10.6       7.7       8.2        1.5
----------  ---------  --------  --------  ------  ---------  --------  --------  ---------  ------
10 Years    17.0           --    2.0       3.6     14.4       11.8       9.8      12.1       17.6
----------  ---------  --------  --------  ------  ---------  --------  --------  ---------  ------






                          CUMULATIVE VALUE EXAMPLES

Although historical percentage change data is valuable in evaluating fund performance, it is often easier to understand the information in more graphic examples. One approach to this is the use of "mountain charts." Mountain charts, such as the ones below, illustrate the growth of a hypothetical investment over time for each of the Funds. Each chart (except the Equity Index) illustrates the growth through December 31, 1994 of an investment of $10,000 made on December 31, 1984.

                     GROWTH OF $10,000 INITIAL INVESTMENT

                              GROWTH EQUITY FUND

12/31/84                $10,000
12/31/95        (31.3)  $13,130
12/31/86        (13,2)  $14,863
12/31/87         (5.0)  $15,606
12/31/88        (16.3)  $18,150
12/31/89        (43.9)  $26,118
12/31/90       (-11.9)  $23,010
12/31/91        (51.1)  $34,768
12/31/92         (0.6)  $34,977
12/31/93        (18.7)  $41,518
12/31/94        (-2.3)  $40,563



                            AGGRESSIVE EQUITY FUND

12/31/84                $10,000
12/31/85        (16.5)  $11,690
12/31/86         (0.7)  $11,771
12/31/87        (-3.1)  $12,136
12/31/88         (1.2)  $12,282
12/31/89        (45.9)  $17,919
12/31/90         (8.0)  $19,353
12/31/91        (85.7)  $35,938
12/31/92        (-3.8)  $34,572
12/31/93        (13.7)  $39,308
12/31/94        (-4.5)  $37,539

  PAST PERFORMANCE IS NOT AN INDICATION OF FUTURE PERFORMANCE. NO PROVISIONS
      HAVE BEEN MADE FOR THE EFFECT OF TAXES ON INCOME AND GAINS OR UPON
                                DISTRIBUTION.

                                BALANCED FUND

12/31/84                $10,000
12/31/85        (24.0)  $12,400
12/31/86        (15.3)  $14,297
12/31/87        (-6.1)  $13,425
12/31/88        (14.0)  $15,304
12/31/89        (25.6)  $19,222
12/31/90        (-1.4)  $18,953
12/31/91        (41.4)  $26,800
12/31/92        (-2.6)  $26,103
12/31/93        (11.2)  $29,027
12/31/94        (-9.0)  $26,415


                               ADA FOREIGN FUND

12/31/84                $10,000
12/31/85        (25.2)  $12,520
12/31/86        (26.9)  $15,888
12/31/87        (23.0)  $19,542
12/31/88        (20.3)  $23,548
12/31/89        (28.6)  $30,283
12/31/90        (-3.3)  $29,284
12/31/91        (16.7)  $34,233
12/31/92         (2.6)  $35,123
12/31/93        (33.4)  $46,854
12/31/94        (-0.5)  $46,620

                              EQUITY INDEX FUND
* Rate different date

12/31/92                $10,000
12/31/93        (6.4)   $10,640
12/31/94        (0.7)   $10,714


                               REAL ESTATE FUND

12/31/84                $10,000
12/31/85         (7.6)  $10,760
12/31/86         (5.1)  $11,309
12/31/87         (7.6)  $12,168
12/31/88         (4.9)  $12,764
12/31/89         (8.1)  $13,764
12/31/90         (2.0)  $14,074
12/31/91        (-8.7)  $12,850
12/31/92        (-5.2)  $12,182
12/31/93        (-3.2)  $11,792
12/31/94         (3.6)  $12,217


  PAST PERFORMANCE IS NOT AN INDICATION OF FUTURE PERFORMANCE. NO PROVISIONS
      HAVE BEEN MADE FOR THE EFFECT OF TAXES ON INCOME AND GAINS OR UPON
                                DISTRIBUTION.

                      HOW WE CALCULATE PERFORMANCE DATA

Growth Equity Fund performance reflects actual historical investment experience and the deduction of asset-based charges actually incurred by Separate Account No. 4 (Pooled) under the Program during the periods indicated.

The Aggressive Equity Fund performance reflects actual historical investment experience and asset-based charges for Separate Account No. 3 for the period beginning May 1, 1985. For periods prior to May 1, 1985 we reflected the actual investment experience of Separate Account No. 3 (Pooled) reduced by the ratio of expenses to average net assets actually experienced by the Growth Equity Fund* during these periods.

The Balanced Fund performance shown reflects the performance of Separate Account No. 190 for the period beginning February 1, 1991 and the performance of its predecessor, Separate Account No. 10 (Pooled), which funded the Balanced Fund under the Program from May 1, 1985 until January 31, 1991. For periods prior to May 1, 1985 we reflected the actual investment experience of Separate Account No. 10 (Pooled) reduced by the ratio of expenses to average net assets actually experienced by the Growth Equity Fund* during these periods. Prior to February 1, 1991, the Balanced Fund was not subject to the limits on the ratio of debt and equity securities currently in effect.

The ADA Foreign Fund performance shown reflects the performance of Separate Account No. 191 for the period beginning March 2, 1992. For periods prior to March 2, 1992, hypothetical performance is shown, which reflects 95% performance of the Templeton Foreign Fund and 5% performance of Separate Account No. 2A. For these hypothetical calculations we have applied the Program expense charge during those periods plus .15% in estimated other expenses to the historical investment experience of the Templeton Foreign Fund and Separate Account No. 2A or No. 2.

The Equity Index Fund performance shown reflects the performance of Separate Account No. 195 for the period beginning February 1, 1994. For periods prior to February 1, 1994, hypothetical performance is shown, which reflects performance of the Seven Seas S&P 500 Index Fund beginning 1992, the first full year after that Fund began operations. For these hypothetical calculations we have applied the Program expense charge during those periods plus .15% in estimated other expenses to the historical investment experience of the Seven Seas Series S&P 500 Index Fund.

The Real Estate Fund performance shown reflects the performance of Separate Account No. 30 (Pooled) for the period beginning August 29, 1986. For periods prior to August 29, 1986, hypothetical performance is shown, which reflects 90% performance of the Prime Property Fund and 10% performance of Separate Account No. 2A. For these hypothetical calculations we have applied an estimate of the expenses which would have been chargeable to the Fund. These charges include an amount equal to the average Program expense charge for each year, plus a 1.10% investment management fee, plus the .25% administration fee applicable to the Fund. Real Estate Fund performance includes both current income and the effect of changes in the appraised value of Prime Property Fund investments.

See Summary of Unit Values for the Equity Funds, and Summary of Unit Values for the Real Estate Fund in the SAI for a more detailed description of how the hypothetical Unit Values were calculated.

   * For information about the expense ratios of the Growth Equity Fund, see Condensed Financial Information. You should note that these ratios generally increased during the periods shown and that currently the investment management fees which apply to the Aggressive Equity and Balanced Funds are greater than those applicable to the Growth Equity Fund. See Deductions and Charges for a description of the charges which will apply.

THE PROGRAM

The purpose of this section is to explain the ADA Members Retirement Program in more detail. Although we have described important aspects of the Program, you should understand that the provisions of your plan and the Participation Agreement will define the scope of the Program and its specific terms and conditions. This section is for employers, and for the purposes of this section, "you" and "your" refer to you in that role although you may also be a participant in the plan.
EMPLOYERS WHO MAY PARTICIPATE IN THE PROGRAM

If you are a sole proprietor, a partner or a shareholder in a professional corporation, your practice, as an employer, can adopt the Program if you or at least one of your fellow partners or shareholders is a member of:

 o  the ADA,

 o  one of its constituent or component societies, or

 o an ADA-affiliated organization whose participation in the Program has been approved by the Council on Insurance of the ADA.

ADA constituent or component societies may also adopt the Program for their own employees within certain limitations imposed by the Internal Revenue Code.
CHOICES FOR THE EMPLOYER

The ADA Members Retirement Program gives you a variety of approaches to choose from. You can:

 o Adopt our Master Plan, which gives you options as to types of plans and plan provisions. The Master Plan uses the Program Investment Options as the exclusive investment choices.

 o Adopt the Self-Directed Prototype plan, which gives additional flexibility to choose investments, or

 o Maintain your own individually-designed plan, but use the Investment Options as an investment for your plan.
SUMMARY OF THE PLANS AND TRUSTS

THE MASTER PLAN--Under the Master Plan, you will automatically receive a full range of services from Equitable Life, including your choice of the Investment Options, plan-level and participant-level record- keeping, benefit payments and tax withholding and reporting.

 o The Master Plan is a defined contribution master plan which can be adopted as a profit sharing plan (including an optional 401(k) feature), a defined contribution pension plan, or both.

THE SELF-DIRECTED PROTOTYPE PLAN--is a defined contribution prototype plan which can be used to combine the Program Investment Options with individual investments such as stocks and bonds. Employers must also adopt the Pooled Trust and maintain a minimum of $25,000 in the Trust at all times. We provide recordkeeping services only for plan assets held in the Pooled Trust.

THE ADA MEMBERS POOLED TRUST FOR RETIREMENT PLANS--is an investment vehicle to be used by those who have an individually designed qualified retirement plan. The Pooled Trust is for investment only and can be used for both defined benefit and defined contribution plans. We provide participant-level or plan-level recordkeeping services for plan assets held in the Pooled Trust.

INFORMATION ON JOINING THE PROGRAM

Our Retirement Program Specialists are available to answer your questions about joining the Program. To reach one of our Retirement Program
Specialists, call or write to us at:

By Phone                         1-800-523-1125, ext. 2608 From Alaska, 0-201-392-5331,
                                 collect Specialists are available from 9 a.m. to 5 p.m.
                                 Eastern Time, Monday through Friday.

By Regular Mail                  The ADA Members Retirement Program c/o Equitable Life Box
                                 2011 Secaucus, New Jersey 07096

By Registered, Certified or      The ADA Members Retirement Program c/o Equitable Life 200
Overnight Mail                   Plaza Drive, Second Floor Secaucus, New Jersey 07094

CHOOSING THE RIGHT PLAN

Choosing the right plan depends on your own unique set of circumstances. Although our Retirement Program Specialists can help explain the Program, you and your tax advisors must decide which plan is best for you.
GETTING STARTED IN THE PROGRAM AFTER CHOOSING A PLAN

To adopt the Master Plan, you must complete a Participation Agreement. If you have your own plan and wish to use the Pooled Trust as an investment option, the trustee of your plan must complete the appropriate Participation Agreement. Our Retirement Program Specialists can help you complete the Participation Agreement for review by your tax advisor.

To adopt our prototype self-directed plan, you must complete the prototype plan adoption agreement and a Participation Agreement for the Pooled Trust. In addition, you must also arrange separately for plan level accounting and brokerage services. We provide recordkeeping services only for plan assets held in the Pooled Trust. You can use any plan recordkeeper of your choice or you can arrange through us to hire Trust Consultants, Inc. at a special rate. You can also arrange through us brokerage services from our affiliate, Pershing Discount Brokerage Services, at special rates or use the services of any other broker.

COMMUNICATING WITH US AFTER YOU ENROLL

By Phone
    To Reach an Account            1-800-223-5790
    Executive:                     (9 am to 5 pm Eastern Time,
                                   Monday through Friday)
    To Reach the Account           1-800-223-5790 (24 Hours)
    Investment Management
    ("AIM") System:

    To Receive Current Unit        1-800-635-3511 (24 Hours)
    Values and Guaranteed Rates:
---------------------------------  ----------------------------------------------
By Regular Mail (Other than        The ADA Members Retirement Program
contribution checks)               Box 2486 G.P.O.
                                   New York, New York 10116
---------------------------------  ----------------------------------------------
By Registered, Certified or        The ADA Members Retirement Program
Overnight Mail                     c/o Equitable Life
                                   200 Plaza Drive, Second Floor
                                   Secaucus, New Jersey 07094
---------------------------------  ----------------------------------------------
For Contribution Checks Only       The Association Members Retirement Program
                                   P.O. Box 1599
                                   Newark, New Jersey 07101-9764

    YOUR RESPONSIBILITIES AS THE EMPLOYER

Employers adopting the Master Plan are responsible for the plan and its administration. This includes certain responsibilities relating to the administration and continued qualification of your plan. See Your
Responsibilities As Employer in the SAI for a list of responsibilities which you will have if you adopt the Master Plan.

If you have an individually designed plan, you already have these responsibilities; they are not increased in any way by your adoption of the Pooled Trust for investment purposes only. It is your responsibility to determine that the terms of your plan are consistent with the provisions of the Pooled Trust and our practices described in this prospectus and the SAI.

If you utilize our prototype self-directed plan, you will have responsibilities as the plan administrator and will also have to appoint a plan trustee; these responsibilities will be greater than those required by the adoption of the Master Plan. Again it is also your responsibility to determine that the terms of your plan are consistent with the provisions of the Pooled Trust and our practices described in this prospectus and the SAI. You should consult your legal advisor for an understanding of your legal responsibilities under the self-directed plan.

We will give you guidance and assistance in the performance of your responsibilities. The ultimate responsibility, however, rests with you.

WHEN TRANSACTIONS ARE EFFECTIVE

A business day is any day both we and the New York Stock Exchange are open. Contributions, transfers, and allocation changes are effective on the business day they are received. Distribution requests are also effective on the business day they are received unless, as in the Master Plan, there are plan provisions to the contrary. However, we may have to delay the processing of any transaction which is not accompanied by a properly completed form or which is not mailed to the correct address. An Account Executive will generally be available to speak with you each business day from 9 a.m. to 5 p.m. Eastern Time. We may, however, close due to emergency conditions. If we close unexpectedly for such reasons, only properly completed transactions received on our AIM System will be processed.

MINIMUM INVESTMENTS

There is no minimum amount which must be invested if you adopt the Master Plan, or if you have your own individually-designed plan and use the Pooled Trust as an investment.

If you adopt our self-directed prototype plan, you must keep at least $25,000 in the Pooled Trust at all times.
MAKING CONTRIBUTIONS TO THE PROGRAM

You should send contribution checks or money orders payable to The ADA Retirement Trust to the address shown under Communicating With Us After You Enroll. All contributions must be accompanied by a properly completed Contribution Remittance form which designates the amount to be allocated to each participant. Contributions are normally credited on the business day that we receive them.

Contributions are only accepted from the employer. Employees may not send contributions directly to the Program.

The Real Estate Fund will accept contributions only one day a month. Any amount allocated for investment in the Real Estate Fund will first be placed in the Money Market Guarantee Account. On the next day on which the Real Estate Fund accepts contributions, the amount designated for the Fund, plus any accrued interest, will automatically be transferred to the Real Estate Fund. For more information see The Real Estate Fund.
OUR ACCOUNT INVESTMENT MANAGEMENT (AIM) SYSTEM

We offer an automated telephone system for participants to transfer between investment options, obtain account information and change the allocation of future contributions and maturing GRAs. To use the AIM System, participants must have a Personal Security Code (PSC) number.

If you have a touch-tone telephone you may make transfers on the AIM System. Procedures have been established by Equitable Life for its AIM System that are considered to be reasonable and are designed to confirm that instructions communicated by telephone are genuine. Such procedures include requiring certain personal identification information prior to acting on telephone instructions and providing written confirmation of instructions communicated by telephone. If Equitable Life does not employ reasonable procedures to confirm that instructions communicated by telephone are genuine, we may be liable for any losses arising out of any action on our part or any failure or omission to act as a result of our own negligence, lack of good faith or willful misconduct. In light of the procedures established, Equitable Life will not be liable for following telephone instructions that we reasonably believe to be genuine. We may discontinue the telephone transfer service at any time without notice.

ALLOCATING CONTRIBUTIONS AMONG THE INVESTMENT OPTIONS

Under the Master Plan, participants make all investment decisions. Under an individually-designed plan or our self-directed prototype plan, either the participants or the plan trustees make the investment allocation decisions, depending on the terms of the plan.

Contributions may be allocated among any number of the Investment Options. Allocation instructions may be changed at any time, and as often as needed, by filing a Change of Investment Allocation form or by calling the AIM System. New instructions become effective on the business day we receive them. You may allocate employer contributions in different percentages than employee contributions. IF WE HAVE NOT RECEIVED VALID INSTRUCTIONS, WE WILL ALLOCATE YOUR CONTRIBUTIONS TO THE MONEY MARKET GUARANTEE ACCOUNT.

TRANSFERS AMONG THE INVESTMENT OPTIONS

Participants in the Master Plan may make transfers on a daily basis without charge. Participants in other plans may make transfers whenever the plan allows them to do so. We do not charge a fee for transfers. (If an individually designed plan does not allow transfers by individual participants, only you as employer or trustee may make a transfer.)

Participants may use the AIM System to transfer amounts among the investment options. All transfers are made as of the close of business on the day we receive the authorized instructions, provided we receive the request by 4:00 p.m. Eastern time. Transfer requests received after that time will be processed as of the close of business on the following business day.

Transfers by mail are accomplished by completing a Request to Transfer Between Accounts form. It is important that the form is properly completed and sent to the appropriate address.

No transfers from the Guaranteed Rate Accounts to other Investment Options are permitted prior to maturity. Transfers to the Guaranteed Rate Accounts, and to or from the Money Market Guarantee Account and the Growth Equity, Aggressive Equity and Balanced Funds, are permitted at any time. Transfers from the ADA Foreign Fund, Equity Index Fund and Lifecycle Funds are permitted at any time except if there is any delay in redemptions from the underlying mutual fund or, with respect to the Lifecycle Funds, the Lifecycle Fund Group Trusts in which they invest. See The Equity Funds--The ADA Foreign Fund, The Equity Index Fund and The Lifecycle Funds. Transfers to and from the Real Estate Fund are subject to special rules, which are described in Special Rules for Distributions and Transfers from the Real Estate Fund below, and in The Real Estate Fund.
DISTRIBUTIONS FROM THE INVESTMENT OPTIONS

There are two sets of rules that must be kept in mind when considering distributions or withdrawals from the Program. The first are the rules and procedures which apply to the Investment Options, exclusive of the provisions of your plan. These are discussed in this section. The second are the rules specific to your plan; these are discussed under When Distributions are Available to Participants.

Amounts in the Equity Funds and the Money Market Guarantee Account are generally available for distribution at any time, subject to the provisions of your plan. However, there may be a delay for withdrawals from the ADA Foreign Fund, Equity Index Fund and the Lifecycle Funds if there is any delay in the redemptions from the underlying mutual fund or, with respect to the Lifecycle Funds, from the Lifecycle Fund Group Trusts in which they invest. Special rules, which are described below, apply to distributions from the Real Estate Fund. In addition, withdrawals generally may not be taken from the

Guaranteed Rate Accounts prior to maturity. See Guaranteed Rate Accounts. Please note that certain plan distributions may be subject to penalty or excise taxes. See The Program and Federal Income Tax Considerations for more details.

Payments or withdrawals out of the Funds and application of proceeds to an annuity ordinarily will be made promptly upon request in accordance with Plan provisions. However, we can defer payments, applications and withdrawals from the Funds for any period during which the New York Stock Exchange is closed for trading, sales of securities are restricted or determination of the fair market value of assets of the Funds is not reasonably practicable because of an emergency. See The Real Estate Fund and The Equity Funds.
SPECIAL RULES FOR DISTRIBUTIONS AND TRANSFERS FROM THE REAL ESTATE FUND

Under the Master Plan, a distribution can be obtained from the Real Estate Fund only after the amount to be withdrawn has been transferred to another Investment Option. A distribution of benefits may be made only after you receive confirmation of the transfer. Participants in an individually-designed plan or the prototype self-directed plan may receive a distribution directly from the Real Estate Fund without first having it transferred to another Investment Option. Distributions of all or a portion of the balance in the Real Estate Fund directly from the Fund are payable only in a single sum payment. See Federal Income Tax Considerations and Procedures for Withdrawals, Distributions and Transfers--Special Rules for Distributions and Transfers From the Real Estate Fund in the SAI.

All distributions and transfers from the Real Estate Fund are subject to a minimum wait of one calendar quarter: they are scheduled to be made shortly after the end of the calendar quarter following the quarter in which we receive properly completed forms requesting the distribution or transfer. The amount distributed will be based on the Real Estate Fund's Unit Value as of the close of business on the date the distribution or transfer is made. See The Real Estate Fund for more information on how we value and liquidate Real Estate Fund Units. Withdrawals from the Real Estate Fund must be made in amounts of at least $1,000 or, if less, your balance in the Real Estate Fund.

The Real Estate Fund may not have enough liquid assets to pay all withdrawals when requested. If liquid assets are insufficient to pay all requested withdrawals, withdrawal requests are prioritized according to the nature of the distribution. Priority 1 consists of all amounts requested because of death or disability or after age 70 1/2 . Priority 2 consists of all other requests. The Real Estate Fund will pay all Priority 1 distributions to the extent cash is available or can be obtained through liquidation of the Real Estate Fund's interest in Prime Property Fund. The Real Estate Fund may also pay some or all of the scheduled Priority 2 distributions and transfers, but only if it can liquidate its interest in Prime Property Fund or if we believe it has enough liquid assets to meet anticipated Priority 1 distributions. In making this determination, we will consider anticipated future contributions as well as the amount of cash required for anticipated Priority 1 distributions, expenses and payment of our fees. The Real Estate Fund will satisfy all scheduled Priority 1 distribution requests before it satisfies any Priority 2 request, even if the Priority 1 requests were received after the Priority 2 requests.

See Special Risks Related to the Real Estate Fund in the prospectus and Procedures for Withdrawals, Distributions and Transfers--Special Rules for Distributions and Transfers From the Real Estate Fund in the SAI.

IN LIGHT OF THE RISKS AND POSSIBLE ILLIQUIDITY OF AN INVESTMENT IN THE REAL ESTATE FUND, INDIVIDUAL PARTICIPANTS SHOULD CONSIDER LIMITING THE AMOUNT ALLOCATED TO IT, PARTICULARLY AS THEY NEAR RETIREMENT. IF YOUR PLAN IS AN EMPLOYER OR TRUSTEE-DIRECTED PLAN, YOU AS THE EMPLOYER ARE RESPONSIBLE FOR ENSURING THAT THERE IS SUFFICIENT CASH AVAILABLE TO PAY BENEFITS.

WHEN DISTRIBUTIONS ARE AVAILABLE TO PARTICIPANTS

In addition to the rules and procedures generally applicable to investments in the Investment Options under the Program, there are other important rules regarding the distribution and benefit payment options for each type of plan. Distributions and benefit payment options under a qualified retirement plan are subject to extremely complicated legal requirements. Certain plan distributions may be subject to penalty or excise taxes. A general explanation of the federal income tax treatment of distributions and benefit payment options is provided in Federal Income Tax Considerations in both this prospectus and the SAI. If a participant retires, becomes disabled or terminates employment, the benefit payment options available should be discussed with a qualified financial advisor. Our Account Executives can also be of assistance.

In general, under the Master Plan or our self-directed prototype plan, participants are eligible for benefits upon retirement, death or disability, or upon termination of employment with a vested benefit. ("Vested" refers to the nonforfeitable portion of your benefits under the plan.) Participants in an individually designed plan are eligible for retirement benefits depending on the terms of that plan. See Benefit Payment Options and Federal Income Tax Considerations for more details. In most cases, benefits must begin no later than April 1 of the year after the participant reaches age 70 1/2 . A participant (other than a more-than-10% owner in an unincorporated practice) may be exempt from this requirement only if a special election was filed with the employer before January 1, 1984.

Under the Master Plan, self-employed persons may generally not receive a distribution prior to age 59 1/2 and employees generally may not receive a distribution prior to a separation from service.

PARTICIPANT LOANS

The ADA Master Plan permits participants to borrow a portion (not to exceed $50,000) of his or her vested Account Balance (all plans combined), if the employer has elected this feature. If the participant is a sole proprietor, partner who owns more than 10% of the business, or a shareholder-employee of an S Corporation who owns more than 5% of the business (or a family member as defined by the IRS), he or she presently may not borrow from his or her vested Account Balance without first obtaining a prohibited transaction exemption from the Department of Labor. Participants should consult with their attorneys or tax advisors regarding the advisability and procedures for obtaining such an exemption. Loans are also available under our self-directed prototype plan and under an individually designed plan if the terms of the plan allow them.

Generally speaking, when a loan is taken, an amount equal to the loan is transferred out of the Investment Options and is set up as a loan account. While the loan is outstanding, the participant must pay interest on the loan. Any principal and interest paid will be added to the participant's loan account balance and will be taxable on distribution. The interest paid on a retirement plan loan may not be deductible.

Loans from the plan should be applied for through the employer. Loans are subject to restrictions under federal tax laws and all plans of the employer are aggregated for purposes of these restrictions. Loan kits containing all necessary forms, along with an explanation of how interest rates are set, are available from our Account Executives. PLEASE NOTE THAT PARTICIPANTS MAY NOT TAKE A LOAN FROM THE REAL ESTATE FUND OR FROM THE GUARANTEED RATE ACCOUNTS PRIOR TO MATURITY. If a participant is married, written spousal consent will be required for a loan.

BENEFIT PAYMENT OPTIONS

We offer a variety of benefit payment options to participants who are eligible to receive benefits from a plan. However, many self-directed and individually-designed plans do not allow all of these options, so you should ask your employer for details on which of these options may be available. Your plan may allow for one or more of the following forms of distribution to be selected:

   o  Qualified Joint and Survivor Annuity

   o  Lump Sum Payment

   o  Installment Payments

   o  Life Annuity

   o  Life Annuity--Period Certain

   o  Joint and Survivor Annuity

   o  Joint and Survivor Annuity--Period Certain

   o  Cash Refund Annuity

See Types of Benefits in the SAI for detailed information regarding each of these options, and Procedures for Withdrawals, Distributions and Transfers in the SAI.

The annuity options may be either fixed or variable except for the Cash Refund Annuity and the Qualified Joint and Survivor Annuity. Fixed annuities are available from insurance companies selected by the Trustees, which meet criteria established by the Trustees from time to time. Upon request, we will provide fixed annuity rate quotes available from one or more such companies. Participants may instruct us to withdraw all or part of their account balance and forward it to the annuity provider selected. Once we have distributed that amount to the company selected, we will have no further responsibility to the extent of the distribution. We provide the variable annuity options. Payments under variable annuity options reflect investment performance of the Growth Equity Fund. The minimum amount that can be used to purchase any type of annuity is $3,500. In most cases an annuity administrative charge of $350 will be deducted from the amount used to purchase an annuity from Equitable Life. Annuities purchased from other providers may also be subject to fees and charges.

SPOUSAL CONSENT RULES

If a participant is married and has an Account Balance greater than $3,500, federal law generally requires payment of a Qualified Joint and Survivor Annuity payable to the participant for life and then to the surviving spouse for life, unless the participant and spouse have properly waived that form of payment in advance. If a participant is married, the spouse must consent in writing before any type of withdrawal can be made. See Spousal Consent Requirements in the SAI.

BENEFITS PAYABLE AFTER THE DEATH OF A PARTICIPANT

If a participant dies before the entire benefit has been paid, the remaining benefits will be paid to the beneficiary. The law generally requires the entire benefit to be distributed no more than five years after death. There are two exceptions--(1) if the benefit is payable to the spouse, the spouse may elect to receive benefits over his or her life or a fixed period measured by life expectancy beginning any time up to the date the participant would have attained age 70 1/2 or, if later, one year after the participant's death, and (2) a beneficiary who is not the participant's spouse may elect payments over his or her life or a fixed period measured by life expectancy, provided payments begin within one year of death. If, at death, a participant was already receiving benefits, the beneficiary can continue to receive benefits based on the payment option selected by the participant. To designate a beneficiary or to change an earlier designation, a participant must have the employer send us a beneficiary designation form. The spouse must consent in writing to a designation of any non-spouse beneficiary, as explained in Procedures for Withdrawals, Distributions and Transfers--Spousal Consent Requirements in the SAI.

If a participant in the Master Plan dies without designating a beneficiary, the vested benefit will automatically be paid to the spouse or, if the participant is not married, to the first surviving class of his or her (a) children, (b) parents and (c) brothers and sisters. If none of them survive, the participant's vested benefit will be paid to the participant's estate. If a participant in our prototype self-directed plan dies without designating a beneficiary, the vested benefit will automatically be paid to the spouse or, if the participant is not married, to the first surviving class of his or her
(a) children, (b) grandchildren, (c) parents, (d) brothers and sisters and
(e) nephews and nieces. If none of them survive, the participant's vested benefit will be paid to the participant's estate.

Under the Master Plan, on the day we receive proof of death, we automatically transfer the participant's Account Balance in the Equity Funds to the Money Market Guarantee Account unless the beneficiary gives us other written instructions. The balance in the Real Estate Fund will be treated as a Priority 1 distribution and will be scheduled for transfer to the Money Market Guarantee Account following the last day of the next quarter. See Special Risks Related to the Real Estate Fund.

DEDUCTIONS AND CHARGES

There are two general types of expenses you may incur under the Program. The first is expenses which are applicable to all amounts invested in the Program. These include the Program expense charge, investment management, administration fees, and certain other expenses borne directly by the Funds. These charges are deducted from the amount invested in the Program regardless of the type of plan you may have. Generally speaking, these charges are reflected as reductions in the Unit Values of the Funds or as reductions from the rates credited to the Guaranteed Options. These charges apply to all amounts invested in the Program, including amounts being distributed under installment payout options.

The second type of charge is expenses which vary by the type of plan you have or which are charged for specific transactions. These are typically stated in terms of a defined dollar amount. Unless otherwise noted, fees which are set in fixed dollar amounts are deducted by reducing the number of Units in the appropriate Funds and the number of dollars in the Guaranteed Option. The number of Units to be deducted from the Real Estate Fund is based on the last Unit Value determined prior to the date of deduction. See Condensed Financial Information and How We Calculate the Value of Amounts Allocated to The Real Estate Funds. The amount allocable to the three-year or five-year Guaranteed Rate Account will be taken from your most recent GRA in that Account.

No deductions are made from contributions or withdrawals for sales expenses.

CHARGES BASED ON AMOUNTS INVESTED IN THE PROGRAM

PROGRAM EXPENSE CHARGE

We assess the Program expense charge against the combined value of Program assets in all the Investment Options. The purpose of this charge is to cover the expenses incurred by Equitable Life and the ADA in connection with the Program. The Unit Values of the Funds and the interest rates credited to the Guaranteed Options reflect the deduction of this charge, except for GRAs purchased before February 6, 1991.

The amount payable to us and the ADA is calculated as follows:

                              ANNUAL PROGRAM EXPENSE
                                      CHARGE
------------------------
 VALUE OF PROGRAM ASSETS          EQUITABLE LIFE          ADA*     TOTAL
------------------------  ----------------------------  -------  -------
 First $400 million       .650%                         .025%    .675%
 Next $350 million        .650                          .020     .670
 Over $750 million        .650                          .020     .670


   * Currently, this charge has been reduced to 0.01% for all asset value levels, but the charge could in the future be increased to the levels shown in the table.

For all Investment Options other than GRAs, the Program expense charge is calculated based on Program assets at the end of the second previous month, and is charged at a monthly rate of 1/12 of the relevant annual charge. For GRAs, the program expense charge is calculated based on Program assets at the end of the second month prior to the day on which the GRA is opened, and is charged at a constant daily rate of 1/365 of the relevant annual charge until maturity. Subsequent changes in the Program Expense Charge will not be reflected in the charge against closed GRAs. In addition to the Program expense charge, an annual investment accounting fee of 0.02% is charged on all amounts of Program assets invested in GRAs issued after February 1992. This fee is reflected in the interest rates credited to the GRAs and is calculated and charged in the same manner as the Program expense charge.

Our portion of this fee is applied toward the cost of maintenance of the Investment Options, promotion of the Program, commissions, administrative costs, such as enrollment and answering participant inquiries, and overhead expenses such as salaries, rent, postage, telephone, travel, legal, actuarial and accounting costs, office equipment and stationery. The ADA's part of this fee covers developmental and administrative expenses incurred in connection with the Program. The Trustees can direct us to raise or lower the ADA's part of this fee to reflect their expenses in connection with the Program. Currently, this fee has been reduced to 0.01% for all asset value levels. During 1994 we received $6,340,606 and the ADA received $103,834 under the Program expense charge then in effect.

ADMINISTRATION AND INVESTMENT MANAGEMENT FEES

The computation of the Unit Values applicable for each Fund also reflects the deduction of charges for administration and investment management.

Equity Funds. We receive fees for investment management services we provide for the Growth Equity, Aggressive Equity, and Balanced Funds. We also receive an administration fee from all the Equity Funds which covers the administrative functions related to the offering of those Funds. We maintain records for all portfolio transactions and cash flow control, calculate Unit Values, monitor compliance with the New York Insurance Law and supervise custody matters for all the Funds.

Real Estate Fund. The investment management fee compensates us for managing the Real Estate Fund as well as the underlying Prime Property Fund. The Real Estate Fund is not charged an additional fee for our management of Prime Property Fund. The services we provide with respect to the Real Estate Fund include monitoring the Real Estate Fund's holdings and liquidity. The services we provide with respect to Prime Property Fund include selecting real properties for purchase and sale, selecting managers for those properties and, in some cases, managing the properties ourselves, appraising the properties, accounting for their receipts and disbursements and servicing any loans issued by Prime Property Fund. The administration fee is to reimburse us for the additional expenses involved in administering the Fund.

FEES. The investment management and administration fees are also based on the Program assets in the Fund at the end of the second month prior to the day on which the calculation is being made. The fees charged monthly are 1/12 of the following amounts:

                                                          TYPE OF FEE
                               VALUE OF PROGRAM    INVESTMENT
            FUND                 FUND ASSETS       MANAGEMENT   ADMINISTRATION   TOTAL
---------------------------  ------------------  ------------  --------------  -------
 Growth Equity Fund           First $175 million .20%           .15%            .35%
                              Over $175 million  .17            .15             .32
 --------------------------   ------------------ ------------  --------------  -------
 Aggressive Equity Fund       First $175 million .35            .15             .50
                              Over $175 million  .32            .15             .47
 --------------------------   ------------------ ------------  --------------  -------
 Balanced Fund                First $175 million .45            .15             .60
                              Over $175 million  .42            .15             .57
 --------------------------   ------------------ ------------  --------------  -------
 ADA Foreign Fund             All amounts              --      .15*            .15*
                              ------------------ ------------  --------------  -------
 Equity Index Fund            All amounts              --       .15             .15
                              ------------------ ------------  --------------  -------
 Lifecycle
 Fund--Conservative           All amounts              --       .15             .15
                              ------------------ ------------  --------------  -------
 Lifecycle Fund--Moderate     All amounts              --       .15             .15
                              ------------------ ------------  --------------  -------
 Real Estate Fund             First $50 million  1.10           .25            1.35
                              Next $25 million   1.00           .25            1.25
                              Over $75 million   .95            .25            1.20
 --------------------------   ------------------ ------------  --------------  -------

*Equitable Life has waived the administrative fee for the ADA Foreign Fund in view of the payment it will receive from Templeton in an amount equal to the 12b-1 fees charged by Templeton to the Templeton Foreign Fund. The 12b-1 fee charged by Templeton is at the annual rate not to exceed 0.25% of the Templeton Foreign Fund's assets. Amounts received by us will be used for administrative expenses associated with the Program's operations and to fund Program enhancements.

OTHER EXPENSES BORNE DIRECTLY BY THE FUNDS

Certain costs and expenses are charged directly to the Funds. These may include Securities and Exchange Commission filing fees and certain related expenses including printing of SEC filings, prospectuses and reports, mailing costs, custodians' fees, financial accounting costs, outside auditing and legal expenses, and other costs related to the Program. These are included as "Other Expenses" in the tables of Annual Fund Operating Expenses and Summary of Fund Expenses.

The ADA Foreign and Equity Index Funds purchase and sell shares in the Templeton Foreign Fund, and Seven Seas S&P 500 Index Fund, respectively, at net asset value. The net asset value reflects charges for management, audit, legal, shareholder services, transfer agent and custodian fees. For a description of charges and expenses assessed by the Templeton Foreign Fund and the Seven Seas S&P 500 Index Fund, which are indirectly borne by the Funds, please refer to the prospectuses for each of these funds.

The Lifecycle Funds--Conservative and Moderate purchase and sell units in the Lifecycle Fund Group Trusts--Conservative and Moderate, respectively, at net asset value. The net asset value reflects charges for management, audit, legal, custodian and other fees. By agreement with the ADA Trustees, Equitable Life imposes a charge at the annual rate of .03% of the value of the respective assets of the Lifecycle Funds--Conservative and Moderate to compensate it for additional legal, accounting and other potential expenses resulting from the inclusion of the Lifecycle Fund Group Trusts and Underlying Funds maintained by State Street among the Investment Options described in this prospectus. For a description of charges and expenses assessed by the Lifecycle Fund Group Trusts, which are indirectly borne by the Lifecycle Funds, please refer to our separate prospectus for those Funds.

PLAN AND TRANSACTION EXPENSES
ADA RETIREMENT PLAN, PROTOTYPE SELF-DIRECTED PLAN AND
INDIVIDUALLY-DESIGNED PLAN FEES

RECORD MAINTENANCE AND REPORT FEE. At the end of each calendar quarter, we deduct a record maintenance and report fee from each participant's Account Balance. This fee is:

 ADA Members Retirement Plan participants  ....$3 per quarter
Self-Directed Prototype Plan participants  ... $3 per quarter
Participants in Pooled-Trust Arrangement  .... $1 per quarter

ENROLLMENT FEE. The employer must pay us a non-refundable enrollment fee of $25 for each participant enrolling under its plan. If we do not maintain individual participant records under an individually- designed plan, the employer is instead charged $25 for each plan or trust. If these charges are not paid by the employer, the amount may be deducted from subsequent contributions or from participants' Account Balances.

PROTOTYPE SELF-DIRECTED PLAN FEES. Employers who participate in our prototype self-directed plan will incur additional fees not payable to us, such as brokerage and administration fees.
INDIVIDUAL ANNUITY CHARGES

ANNUITY ADMINISTRATIVE CHARGE. If a participant elects a variable annuity payment option, a $350 charge will usually be deducted from the amount used to purchase the annuity to reimburse us for administrative expenses associated with processing the application for the annuity and with issuing each month's annuity payment. Annuities purchased from other providers may also be subject to fees and charges. See Distributions From the Investment Options and Benefit Payment Options for details.

PREMIUM TAXES. In certain jurisdictions, amounts used to purchase an annuity are subject to a premium tax (rates currently range up to 5%). Taxes depend, among other things, on your place of residence, applicable laws and the form or annuity benefit you select. We will deduct any premium taxes we pay based on your place of residence at the time the annuity payments begin.
GENERAL INFORMATION ON FEES AND CHARGES

We may change our investment management fees if we give the Trustees 90 days notice and comply with certain conditions of our group annuity contract with them. The other fees and charges described above may be changed at any time by the mutual consent of Equitable Life and the ADA. During 1994 we received total fees and charges under the Program of $8,829,620.

FEDERAL INCOME TAX CONSIDERATIONS

The provisions of the Internal Revenue Code (Code) relating to adoption of the Program and generally to distributions to participants under qualified retirement plans are outlined briefly below. The Code provisions relating to contributions are outlined briefly in the SAI under Provisions of the ADA Plans. For purposes of this outline we have assumed that you are not a participant in any other qualified retirement plan. We have not attempted to discuss other provisions of the Code that govern participation, vesting, funding or prohibited transactions, although some information on these subjects appears here and in the SAI; nor do we discuss the reporting and disclosure or fiduciary requirements of the Employee Retirement Income Security Act. In addition, we do not discuss the effect, if any, of state tax laws that may apply. FOR INFORMATION ON THESE MATTERS, WE SUGGEST THAT YOU CONSULT YOUR TAX ADVISOR.
ADOPTING THE PROGRAM

If you adopt an ADA Plan, you will not need IRS approval unless you adopt certain provisions. We will tell you whether it is desirable for you to submit your plan to the Internal Revenue Service for approval. If you make such a submission, you will have to pay an IRS user's fee. The Internal Revenue Service does not have to approve your adoption of the Pooled Trust.

INCOME TAXATION OF DISTRIBUTIONS TO QUALIFIED PLAN PARTICIPANTS

In this section, the word "you" refers to the plan participant.

Amounts distributed to a participant from a qualified plan are generally subject to federal income tax as ordinary income when benefits are distributed to you or your beneficiary. Generally speaking, only your post-tax contributions, if any, are not taxed when distributed.

LUMP SUM DISTRIBUTIONS. If your benefits are distributed to you in a lump sum after you have participated in the plan for at least five taxable years, you may be able to use five-year averaging. Under this method, the tax on the lump sum distribution is calculated separately from taxes on any other income you may have during the year. The tax is calculated at ordinary income tax rates in the year of the distribution, but as if it were your only income in each of five years. The tax payable is the sum of the five years' calculations. To qualify for five-year averaging, the distribution must consist of your entire balance in the plan and must be made in one taxable year of the recipient after you have attained age 59 1/2 . Five-year averaging is available only for one lump sum distribution.

If you were born before 1936, you may elect to have special rules apply to one lump sum distribution. These special rules are available if the distribution is made after attainment of age 59 1/2 or on account of death or disability. If you are an employee, the special rules may also apply if the distribution results from termination of employment. Under these special rules, you may elect either ten-year averaging using 1986 rates or five-year averaging using then current rates. In addition, you may elect separately to have the portion of your distribution attributable to pre-1974 contributions taxed at a flat 20% rate.

ELIGIBLE ROLLOVER DISTRIBUTIONS. Many types of distributions from qualified plans are "eligible rollover distributions" that can be transferred directly to another qualified plan or individual retirement arrangement ("IRA"), or rolled over to another plan or IRA within 60 days of the receipt of the distribution. If a distribution is an "eligible rollover distribution," 20% mandatory federal income tax withholding will apply unless the distribution is directly transferred to a qualified plan or IRA. See Eligible Rollover Distributions and Federal Income Tax Withholding in the SAI for a more detailed discussion.

ANNUITY OR INSTALLMENT PAYMENTS; COST BASIS. Each payment you receive is treated as ordinary income except where you have a "cost basis" in the benefit. Your cost basis is equal to the amount of your post-tax employee contributions, plus any employer contributions you were required to include in gross income in prior years. A portion of each annuity or installment payment you receive will be excluded from gross income to reflect the recovery of your cost basis. The excludable portion is based on the ratio of your cost basis in the annuity on the annuity starting date to the expected return under the annuity as of such date. Under an annuity with a life contingency, the expected return is based on your life expectancy, that is, the number of annuity payments anticipated to be made during your lifetime. In the case of a joint and survivor annuity, the expected return is based on the joint life expectancy, that is, the number of payments anticipated to be made during you and your joint annuitant's lifetimes. An adjustment will be required in computing the expected return of the annuity with a life contingency if payments are to be made for any period certain. If annuity payments cease because you die before all investment is recovered, a deduction is available for the unrecovered investment.

IN SERVICE WITHDRAWALS; HARDSHIP WITHDRAWALS. Some plans allow in-service withdrawals of after-tax contributions. The portion of each in-service withdrawal attributable to cost basis is received income tax-free. The portion that is attributable to earnings will be included in your gross income. Amounts contributed before January 1, 1987 to employer plans which on May 5, 1986 permitted such withdrawals, are taxable withdrawals only to the extent that they exceed the amount of your cost basis. Other amounts are treated as partly a return of cost basis with the remaining portion treated as earnings. Amounts included in gross income under this rule may also be subject to the additional 10% penalty tax on premature distributions described below. In addition, 20% mandatory federal income tax withholding may also apply.

PREMATURE DISTRIBUTIONS. You may be liable for an additional 10% penalty tax on all taxable amounts distributed before age 59 1/2 unless the distribution falls within a specified exception or is rolled over into an IRA or other qualified plan.

The exceptions to the penalty tax include (a) distributions made on account of your death or disability, (b) distributions in the form of a life annuity or installments over your life expectancy (or the joint lives or life expectancies of you and your beneficiary), (c) distributions due to separation from active service after age 55 and (d) distributions used to pay deductible medical expenses.

EXCESS DISTRIBUTIONS. You may be liable for a 15% excise tax on all distributions in excess of a threshold amount. All distributions you receive from qualified plans, IRAs and Section 403(b) tax deferred annuities are aggregated for this purpose, even if those plans were maintained by unrelated employers.

For installment and annuity payments, the threshold amount is $150,000 in 1995. If you elect special averaging for a lump sum distribution received in 1995, you will owe the excise tax only to the extent your distribution exceeds five times the threshold for excess distributions (i.e., $750,000 in 1995).

WITHHOLDING. In almost all cases, 20% mandatory income tax withholding will apply to all "eligible rollover distributions" that are not directly transferred to a qualified plan or IRA. If a distribution is not an eligible rollover distribution, income tax will be withheld from all taxable payments unless the recipient elects otherwise. The rate of withholding depends on the type of distribution. See Eligible Rollover Distributions and Federal Income Tax Withholding in the SAI. Under the ADA Master Retirement Plan, we will withhold the tax and send you the remaining amount. Under an individually designed plan or our prototype self-directed plan that uses the Pooled Trust for investment only, we will pay the full amount of the distribution to the plan's trustee. The trustee is then responsible for withholding federal income tax upon distributions to you or your beneficiary.
OTHER TAX CONSEQUENCES

Federal estate and gift and state and local estate, inheritance, and other tax consequences of participation in the Program depend on the jurisdiction and the circumstances of each participant or beneficiary. For complete information on federal, state, local and other tax considerations, a qualified tax advisor should be consulted.

MISCELLANEOUS

CHANGE OR DISCONTINUANCE OF THE PROGRAM. The group annuity contract has been amended from time to time, and may be amended in the future. No future change can affect annuity benefits in the course of payment. Provided certain conditions are met, we may terminate the offer of any of the Investment Options and offer new ones with different terms.

Our contract with the Trustees may be terminated by us or the ADA. If our contract with the Trustees is terminated, we will not accept any further contributions or perform recordkeeping functions after the date of termination. At that time we would make arrangements with the Trustees as to the disposition of assets in the Investment Options we provide, subject to the following restrictions (i) transfers and withdrawals of assets allocated to the Real Estate Fund would continue to be subject to the restrictions described in this prospectus and in the SAI; (ii) assets allocated to the Money Market Guarantee Account would be transferred at the direction of the Trustees in installments over a period of time not to exceed two years; however, during that time participants would be permitted to transfer amounts out of the Money Market Guarantee Account to a funding vehicle provided by another financial institution (other than a money market fund or similar investment); and (iii) amounts allocated to the Guaranteed Rate Accounts will be held until maturity. You may be able to continue to invest amounts in the Investment Options we provide and elect payment of benefits through us if the Trustees make arrangements with us.

DISQUALIFICATION OF PLAN. If your plan is found not to qualify under the Internal Revenue Code, we may return the plan's assets to the employer, as the plan administrator or we may prevent plan participants from investing in the separate accounts.

REPORTS. We send reports annually to employers showing the aggregate Account Balances of all participants and information necessary to complete annual IRS filings.

REGULATION. We are subject to regulation and supervision by the Insurance Department of the State of New York, which periodically examines our affairs. We are also subject to the insurance laws and regulations of all jurisdictions in which we are authorized to do business. This regulation does not, however, involve any supervision of the investment policies of the Funds or of the selection of any investments except to determine compliance with the law of New York. We are required to submit annual statements of our operations, including financial statements, to the insurance departments of the various jurisdictions in which we do business for purposes of determining solvency and compliance with local insurance laws and regulations.

LEGAL PROCEEDINGS. We are engaged in litigation of various kinds which in our judgment is not of material importance in relation to our total assets. None of the litigation now in progress is expected to affect any assets of the Funds.

ADDITIONAL INFORMATION. A registration statement relating to the offering described in this prospectus has been filed with the Securities and Exchange Commission under the Securities Act of 1933. Certain portions of the Registration Statement have been omitted from this prospectus and the SAI pursuant to the rules and regulations of the Commission. The omitted information may be obtained by requesting a copy of the registration statement from the Commission's principal office in Washington, D.C., and paying the Commission's prescribed fees.

EXPERTS. The financial statements as of December 31, 1994 and for each of the two years in the period then ended included in the SAI for Separate Account Nos. 3, 4, 190, 191, 30 and 8 and the condensed financial information for Separate Account Nos. 3, 4, 190, 191 and 30 for each of the two years in the period ended December 31, 1994 included in this prospectus and the financial statements as of December 31, 1994 and 1993 and for each of the two years in the period ended December 31, 1994 included in the SAI for Equitable Life have been so included in reliance upon the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

For the year ended December 31, 1992, the financial statements of Equitable Life included in the Statement of Additional Information have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report that appears in the Statement of Additional Information and have been so included in reliance upon such report given upon the authority of Deloitte & Touche LLP as experts in accounting and auditing.

ACCEPTANCE. The employer or plan sponsor, as the case may be, is solely responsible for determining whether the Program is a suitable funding vehicle and should, therefore, carefully read the prospectus and other materials before entering into a Participation Agreement.

                              TABLE OF CONTENTS
                    OF STATEMENT OF ADDITIONAL INFORMATION

                                                   PAGE
                                               ----------
The Contracts ................................ SAI-2
Your Responsibilities as Employer ............ SAI-2
Procedures for Withdrawals, Distributions and
 Transfers ................................... SAI-3
Types of Benefits ............................ SAI-8
Provisions of the Master Plan ................ SAI-10
Prime Property Fund Investments .............. SAI-13
Investment Restrictions Applicable to
 the Funds ................................... SAI-17
How We Value the Assets of the Funds  ........ SAI-18
Summary of Unit Values for the Funds  ........ SAI-19
Growth Equity, Aggressive Equity
 and Balanced Fund Transactions .............. SAI-22
Investment Management Fee .................... SAI-23
Underwriter .................................. SAI-24
Our Management ............................... SAI-24
Financial Statements ......................... SAI-26

                       CLIP AND MAIL TO US TO RECEIVE A
                     STATEMENT OF ADDITIONAL INFORMATION
 ----------------------------------------------------

To:The Equitable Life Assurance Society
 of the United States
Box 2486 G.P.O.
New York, NY 10116

Please send me a copy of the Statement of Additional Information for the American Dental Association Members Retirement Program Prospectus dated May 1, 1995.

       Name
       -----------------------------------------------------------------------
       Address:
       -----------------------------------------------------------------------
       -----------------------------------------------------------------------
       -----------------------------------------------------------------------

 ----------------------------------------------------

Copyright 1995 by The Equitable Life Assurance Society of the United States. All rights reserved.

TABLE OF CONTENTS

                                                       PAGE
                                                    --------
SUMMARY OF INVESTMENT OPTIONS ..................... 2
SUMMARY OF THE PROGRAM ............................ 3
SUMMARY OF FUND EXPENSES .......................... 4
CONDENSED FINANCIAL INFORMATION ................... 8
INVESTMENT OPTIONS ................................ 12
THE EQUITY FUNDS
 The Growth Equity Fund ........................... 12
 The Aggressive Equity Fund ....................... 13
 The Balanced Fund ................................ 13
 The ADA Foreign Fund ............................. 14
 Risks and Investment Techniques--Equity  Funds  .. 15
 The Equity Index Fund ............................ 18
 Lifecycle Funds--Conservative and  Moderate  ..... 19
 The Lifecycle Fund Group Trusts .................. 19
 Lifecycle Fund Group Trust--Conservative  ........ 19
 Lifecycle Fund Group Trust--Moderate ............. 20
 The Underlying Funds ............................. 20
 How We Calculate the Value of Amounts
  Allocated to the Equity Funds ................... 20
THE REAL ESTATE FUND
 Real Estate Fund Objectives and Investment
  Policies ........................................ 22
 Special Risks Related to The Real Estate  Fund  .. 24
 Conflicts of Interest Related to Prime  Property
 Fund ............................................. 24
 How We Calculate The Value of Amounts
  Allocated to The Real Estate Fund ............... 25
THE GUARANTEED OPTIONS
 Guaranteed Rate Accounts ......................... 27
 Money Market Guarantee Account ................... 28
EQUITABLE LIFE AND THE INVESTMENT MANAGERS
 Equitable Life ................................... 30
 The Separate Accounts ............................ 30
 Investment Management of the Equity  Funds  ...... 31
 Investment Management of the Real Estate  Fund  .. 32
INVESTMENT PERFORMANCE
 Measuring the Investment Performance of  the
 Funds ............................................ 33
 Unmanaged Market Indices ......................... 33
 How Performance Data Are Presented ............... 34
 Annual Percentage Change in Fund Unit
  Values .......................................... 34
 Average Annual Percentage Change in
  Fund Unit Values--Years Ending  December 31,
 1994 ............................................. 35
 Cumulative Value Examples ........................ 35
 How We Calculate Performance Data ................ 37
THE PROGRAM
 Employers Who May Participate in the
  Program ......................................... 38
 Choices for the Employer ......................... 38
 Summary of the Plans And Trusts .................. 38
 Information on Joining the Program ............... 39
 Choosing the Right Plan .......................... 39
 Getting Started In The Program After
  Choosing A Plan ................................. 39
 Communicating With Us After you Enroll  .......... 40
 Your Responsibilities As the Employer ............ 40
 When Transactions Are Effective .................. 41
 Minimum Investments .............................. 41
 Making Contributions to the Program .............. 41
 Our Account Investment Management  (AIM) System  . 41
 Allocating Contributions Among the
  Investment Options .............................. 42
 Transfers Among the Investment Options  .......... 42
 Distributions From the Investment Options  ....... 42
 Special Rules For Distributions and Transfers
  from the Real Estate Fund ....................... 43
 When Distributions Are Available to
  Participants .................................... 44
 Participant Loans ................................ 44
 Benefit Payment Options .......................... 45
 Spousal Consent Rules ............................ 45
 Benefits Payable After the Death of a
  Participant ..................................... 46
DEDUCTIONS AND CHARGES ............................ 47
CHARGES BASED ON AMOUNTS
 INVESTED IN THE PROGRAM
 Program Expense Charge ........................... 47
 Administration and Investment Management
  Fees ............................................ 48
 Other Expenses Borne Directly by the  Funds  ..... 49





                                                       PAGE
                                                    --------
PLAN AND TRANSACTION EXPENSES
 ADA Retirement Plan, Prototype
  Self-Directed Plan and
  Individually-Designed Plan Fees ................. 50
 Individual Annuity Charges ....................... 50
 General Information On Fees And Charges  ......... 50
FEDERAL INCOME TAX
 CONSIDERATIONS
  Adopting the Program ............................ 51
  Income Taxation of Distributions to Qualified
   Plan Participants  ............................. 51
  Other Tax Consequences .......................... 52
MISCELLANEOUS ..................................... 53
  Table of Contents of Statement of Additional
   Information  ................................... 55


                                       INVESTMENT OPTION CHARACTERISTICS
                                        AGGRESSIVE EQUITY
                     ADA FOREIGN FUND         FUND         GROWTH EQUITY FUND  EQUITY INDEX FUND     BALANCED FUND
------------------  -----------------  -----------------  ------------------  ------------------  -----------------
Designed for        Long term growth   Long term growth   Long term growth    Parallel the total  Competitive
 (Objective)        of capital         of capital         of capital          return of the S&P   return through a
                                                                              500 Index           combination of
                                                                                                  growth of capital
                                                                                                  and current
                                                                                                  income
------------------  -----------------  -----------------  ------------------  ------------------  -----------------
Invests Primarily   The Templeton      Common stocks and  Common stocks and   Invests 100% of     Common stocks and
 In                 Foreign Fund       other equity-type  other equity-type   its assets in the   other equity-type
                    which invests      securities issued  securities          Seven Seas Series   securities,
                    primarily in       by medium and      generally issued    S&P 500 Index Fund  publicly traded
                    common stocks and  smaller sized      by large and        which invests in    debt securities
                    debt obligations   companies with     intermediate-sized  all 500 stocks in   and money market
                    of companies and   strong growth      companies           the S&P 500 Index   instruments,
                    governments        potential                              in proportion to    within stated
                    outside the U.S.                                          their weighting in  ranges
                                                                              the Index
------------------  -----------------  -----------------  ------------------  ------------------  -----------------
Risk to Principal   Average for an     Greatest risk of   Average for a       Somewhat lower      Somewhat lower
                    international      all Investment     growth fund         than Growth Equity  than the Growth
                    growth fund        Options                                Fund                Equity Fund
------------------  -----------------  -----------------  ------------------  ------------------  -----------------
Primary Growth      Capital            Capital            Capital             Capital             Capital
 Potential Through  appreciation and   appreciation       appreciation and    appreciation and    appreciation,
                    reinvested                            reinvested          reinvested          reinvested
                    dividends                             dividends           dividends           dividends and
                                                                                                  interest
------------------  -----------------  -----------------  ------------------  ------------------  -----------------
Income Guarantee    No                 No                 No                  No                  No
------------------  -----------------  -----------------  ------------------  ------------------  -----------------
Volatility of       Generally depends  Highly volatile    Somewhat more       Generally equal to  Generally lower
 Return             on stock, country                     volatile than the   the S&P 500 Index   than pure equity
                    and currency                          S&P 500                                 funds, but degree
                    selections, as                                                                may vary
                    well as market                                                                depending on
                    factors                                                                       market conditions
------------------  -----------------  -----------------  ------------------  ------------------  -----------------
Transfers to other  Permitted daily    Permitted daily    Permitted daily     Permitted daily     Permitted daily
 Options            except under
                    extreme
                    circumstances
------------------  -----------------  -----------------  ------------------  ------------------  -----------------
Withdrawal          No                 No                 No                  No                  No
 Penalties
------------------  -----------------  -----------------  ------------------  ------------------  -----------------

                    (RESTUBBED TABLE CONTINUED FROM ABOVE)

                                       INVESTMENT OPTION CHARACTERISTICS
                     LIFECYCLE FUND--  LIFECYCLE FUND--                       GUARANTEED RATE      MONEY MARKET
                       CONSERVATIVE        MODERATE      REAL ESTATE FUND        ACCOUNTS        GUARANTEE ACCOUNT
------------------  ----------------  ----------------  -----------------  -------------------  -----------------
Designed for        Current income    Growth of         Stable rate of     Principal and        Principal and
 (Objective)        and low to        capital and       return through     interest             interest
                    moderate growth   reasonable level  rental income and  guaranteed--         guaranteed--short
                    of capital        of current        appreciation       interest rates       term rates
                                      income                               reflect maturities
------------------  ----------------  ----------------  -----------------  -------------------  -----------------
Invests Primarily   Invests 100% of   Invests 100% of   High-grade,        Contributions        Contributions
 In                 its assets in a   its assets in a   income-producing   credited with fixed  credited with
                    mix of            mix of            real property      rate of interest     guaranteed
                    underlying        underlying                           until the maturity   current rate of
                    collective        collective                           date                 interest
                    investment funds  investment funds
                    maintained by     maintained by
                    State Street      State Street
------------------  ----------------  ----------------  -----------------  -------------------  -----------------
Risk to Principal   Somewhat lower    Somewhat lower    Lower than the     Carrier providing    Equitable Life
                    than the          than the          Equity Funds       GRAs guarantees      guarantees
                    Lifecycle         Balanced Fund                        principal and        principal and
                    Fund--Moderate                                         interest             interest; also
                                                                                                backed by assets
                                                                                                in insulated
                                                                                                separate account
------------------  ----------------  ----------------  -----------------  -------------------  -----------------
Primary Growth      Capital           Capital           Rental income,     Interest income      Interest income
 Potential Through  appreciation and  appreciation,     capital
                    reinvested        reinvested        appreciation and
                    dividends and     dividends         interest
                    interest





------------------  ----------------  ----------------  -----------------  -------------------  -----------------
Income Guarantee    No                No                No                 Yes--subject to      Yes
                                                                           withdrawal
                                                                           penalties
------------------  ----------------  ----------------  -----------------  -------------------  -----------------
Volatility of       Generally lower   Generally lower   Stable and less    Carrier providing    Equitable Life
 Return             than pure equity  than pure equity  volatile than the  GRAs guarantees      guarantees
                    funds, but        funds, but        Equity Funds       interest rate until  monthly interest
                    degree may vary   degree may vary                      the maturity date    rate; also backed
                    depending on      depending on                                              by assets in
                    market            market                                                    insulated
                    conditions        conditions                                                separate account
------------------  ----------------  ----------------  -----------------  -------------------  -----------------
Transfers to other  Permitted daily   Permitted daily   Permitted          Permitted only at    Permitted daily
 Options                                                quarterly if cash  maturity
                                                        available
------------------  ----------------  ----------------  -----------------  -------------------  -----------------
Withdrawal          No                No                No                 Prior to maturity,   No
 Penalties                                                                 withdrawals may not
                                                                           be permitted or may
                                                                           be subject to a
                                                                           penalty
------------------  ----------------  ----------------  -----------------  -------------------  -----------------

The Funds each have different investment objectives and policies that can affect the returns of each Fund and the market and financial risks to which each is subject. While we do not intend to change the investment objectives of the pooled funds, we nevertheless have the right to do so, subject to the approval of the New York State Insurance Department. The Funds involve a greater potential for growth but involve risks that are not present with the Guaranteed Options. There is no assurance that any of the investment objectives of the Funds will be achieved or that the risk to principal or volatility of return will be as indicated.

-----------------------------------------------------------------------------
                     STATEMENT OF ADDITIONAL INFORMATION
-----------------------------------------------------------------------------

NOVEMBER 22, 1995

                         AMERICAN DENTAL ASSOCIATION
                          MEMBERS RETIREMENT PROGRAM

Separate Account Units of interest under a group annuity contract with THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES, 787 Seventh Avenue, New York, New York 10019, which funds the American Dental Association Members Retirement Program. Toll-free telephone number 1-800-223-5790.
-----------------------------------------------------------------------------

This Statement of Additional Information is not a prospectus. It should be read in conjunction with the prospectus dated November 22, 1995 for the American Dental Association Members Retirement Program and the May 1, 1995 SAI referred to below. A copy of the May 1, 1995 SAI is provided with, and is part of, this Statement of Additional Information.

A copy of the prospectus to which this Statement of Additional Information relates is available at no charge by writing to The Equitable Life Assurance Society of the United States ("Equitable Life"), at Box 2486 G.P.O., New York, New York 10116 or by calling our toll-free telephone number.

This Statement of Additional Information comprises the particular information set forth below, through page 2a, regarding the Aggressive Equity Fund, as our Separate Account No. 200, and the information contained in our Statement of Additional Information dated May 1, 1995 (the "May 1, 1995 SAI") used in conjunction with our May 1, 1995 prospectus for the American Dental Association Members Retirement Program with respect to all other Investment Options (except the Equity Index Fund and the Lifecycle Funds, and the Aggressive Equity Fund as our Separate Account No. 200).

At the direction of the Trustees, Separate Account No. 200, which invests in Class A shares of MFS Emerging Growth Fund, will replace our Separate Account No. 3 (Pooled) as the Aggressive Equity Fund on December 1, 1995. Accordingly, the information contained in the May 1, 1995 SAI regarding investment restrictions, asset valuation, unit values, fund transactions and investment management fees relating to the Aggressive Equity Fund, as Separate Account No. 3 (Pooled), is no longer relevant, except for historical purposes. The same is the case with respect to information in the May 1, 1995 SAI relating to the Balanced Fund, which is to be terminated upon the transfer by the ADA Trustees at the close of business on December 8, 1995 of all Program Account Balances from that Fund to the Lifecycle Fund-Moderate, our Separate Account No. 198.
-----------------------------------------------------------------------------

PROCEDURES FOR WITHDRAWALS, DISTRIBUTIONS AND TRANSFERS

BENEFIT DISTRIBUTIONS. See the same sub-caption at page SAI-4 of the May 1, 1995 SAI. The following is additional:

Transfers and withdrawals from the Aggressive Equity Fund may be deferred if there is any delay in redemption of Class A shares of the MFS Emerging Growth Fund. We generally do not expect any such delays.

                                SAI-1a

INVESTMENT RESTRICTIONS APPLICABLE TO THE FUNDS

The following is in addition to that included under the same caption at page SAI-17 of the May 1, 1995 SAI:

THE AGGRESSIVE EQUITY FUND. The Aggressive Equity Fund will operate as discussed under Investment Options--Aggressive Equity Fund in the prospectus, and will be subject to the investment policies and limitations described there. The prospectus for the MFS Emerging Growth Fund describes the investment objective, policies and limitations applicable to the MFS Emerging Growth Fund. A free copy of the prospectus may be obtained by calling an Equitable Account Executive.

HOW WE VALUE THE ASSETS OF THE FUND

THE EQUITY FUNDS: See the same sub-caption at page SAI-18 of the May 1, 1995 SAI. The following is additional:

The Aggressive Equity Fund will invest all of its assets in Class A shares of the MFS Emerging Growth Fund. The net asset value of the MFS Emerging Growth Fund is computed daily. See the prospectus of the MFS Emerging Growth Fund for information on valuation methodology.

                                Copyright 1995
          The Equitable Life Assurance Society of the United States
                           New York, New York 10019
                             All rights reserved.


                                SAI-2a

-----------------------------------------------------------------------------
                     STATEMENT OF ADDITIONAL INFORMATION
-----------------------------------------------------------------------------

MAY 1, 1995

                         AMERICAN DENTAL ASSOCIATION
                          MEMBERS RETIREMENT PROGRAM

Separate Account Units of interest under a group annuity contract with THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES, 787 Seventh Avenue, New York, New York 10019, which funds the American Dental Association Members Retirement Program. Toll-free telephone number 1-800-223-5790.
-----------------------------------------------------------------------------

This Statement of Additional Information is not a prospectus. It should be read in conjunction with the prospectus dated May 1, 1995 for the American Dental Association Members Retirement Program. THIS SAI RELATES TO ALL INVESTMENT OPTIONS EXCEPT THE EQUITY INDEX FUND AND LIFECYCLE FUNDS, WHICH ARE DISCUSSED IN OUR SEPARATE SAI FOR THOSE FUNDS.

A copy of the prospectus to which this Statement of Additional Information relates is available at no charge by writing to Equitable Life at Box 2486 G.P.O., New York, New York 10116 or by calling our toll-free telephone number.

The following information is contained primarily in the prospectus:

                           Investment Objectives and Policies
                           Investment Advisory Services

Certain of the cross references in this Statement of Additional Information are contained in the prospectus dated May 1, 1995 to which this Statement of Additional Information relates.

                              TABLE OF CONTENTS

                                                         PAGE
                                                     ----------
The Contracts ...................................... SAI-2
Your Responsibilities as Employer .................. SAI-2
Procedures for Withdrawals, Distributions and
  Transfers ........................................ SAI-3
 Pre-Retirement Withdrawals ........................ SAI-3
 Benefit Distributions ............................. SAI-4
 Spousal Consent Requirements ...................... SAI-4
 Eligible Rollover Distributions and
  Federal Income Tax Withholding ................... SAI-5
 Premature Withdrawals and Transfers from
  a GRA ............................................ SAI-5
 Maturing GRAs ..................................... SAI-7
 Special Rules for Distributions and Transfers
  from the Real Estate Fund ........................ SAI-7
 Real Estate Fund Withdrawals from Prime  Property
 Fund .............................................. SAI-8
Types of Benefits .................................. SAI-8
Provisions of the Master Plan ...................... SAI-10
 Plan Eligibility Requirements ..................... SAI-10
 Contributions to Qualified Plans .................. SAI-10
 Contributions to the ADA Master Plan .............. SAI-10
 Allocation of Contributions ....................... SAI-12
 The ADA Master Plan and Section 404(c) of  ERISA  . SAI-12
 Vesting ........................................... SAI-12
Prime Property Fund Investments .................... SAI-13
Holdings of Prime Property Fund .................... SAI-15
Investment Restrictions Applicable to the Funds  ... SAI-17
 The Growth Equity, Aggressive Equity and
   Balanced Funds .................................. SAI-17
 The ADA Foreign Fund .............................. SAI-17
 The Equity Index Fund ............................. SAI-17
 Lifecycle Funds ................................... SAI-18
 The Real Estate Fund .............................. SAI-18
How We Value the Assets of the Funds ............... SAI-18
 The Equity Funds .................................. SAI-18
 Assets Held in Prime Property Fund ................ SAI-19
Summary of Unit Values for the Funds ............... SAI-19
  The Equity Funds  ................................ SAI-19
  The Real Estate Fund  ............................ SAI-21
  Prime Property Fund  ............................. SAI-22
Growth Equity, Aggressive Equity and Balanced Fund
  Transactions  .................................... SAI-22
Prime Property Fund Transactions ................... SAI-23
Investment Management Fee .......................... SAI-23
Underwriter ........................................ SAI-24





                                                         PAGE
                                                     ----------
Our Management ..................................... SAI-24
Financial Statements ............................... SAI-26

Copyright 1995 by The Equitable Life Assurance Society of The United States. All rights reserved.

                   ADDITIONAL INFORMATION ABOUT THE PROGRAM

THE CONTRACTS

The Program is primarily funded through a group annuity contract issued to the Trustees by The Equitable Life Assurance Society of the United States (Equitable Life). The contract governs the Investment Options that are provided by Equitable Life under the Program. The Trustees have also entered into two group annuity contracts with Metropolitan Life Insurance Company (MetLife) which govern Guaranteed Rate Accounts opened during the one year period beginning August 3, 1994. The Trustees hold all contracts for the benefit of employers and participants in the Program.

In addition, the Trustees and Equitable Life have entered into an administrative services agreement that governs Equitable Life's duties relating to administrative support, recordkeeping and marketing for the Program. This agreement would under most circumstances terminate at the same time as the group annuity contract.

YOUR RESPONSIBILITIES AS EMPLOYER

If you adopt the ADA Master Plan, you as the employer and plan administrator will have certain responsibilities, including:

   o sending us your contributions at the proper time and in the proper format;

   o maintaining all personnel records necessary for administering your plan;

   o  determining who is eligible to receive benefits;

   o  forwarding to us all the forms your employees are required to submit;

   o distributing summary plan descriptions and participant annual reports to your employees and former employees;

   o distributing our prospectuses and confirmation notices to your employees and, in some cases, former employees;

   o filing an annual information return for your plan with the Internal Revenue Service, if required;

   o providing us the information with which to run special non-discrimination tests, if you have a 401(k) plan or your plan accepts post-tax employee or employer matching contributions;

   o determining the amount of all contributions for each participant in the plan;

   o  forwarding salary deferral and post-tax employee contributions to us;
and

   o selecting interest rates and monitoring default procedures if you elect the loan provision in your plan.

                                SAI-2

If you, as an employer, have an individually designed plan, your responsibilities will not be increased in any way by your adoption of the Pooled Trust for investment only. If you adopt our self-directed prototype plan, you will be completely responsible for administering the plan and complying with all of the reporting and disclosure requirements applicable to qualified plans, with the assistance of the recordkeeper of your choice.

We will give you guidance and assistance in the performance of your responsibilities. The ultimate responsibility, however, rests with you. If you have questions about any of your obligations, you can contact our Account Executives at 1-800-223-5790 or write to us at Box 2486 G.P.O., New York, New York 10116.

PROCEDURES FOR WITHDRAWALS, DISTRIBUTIONS AND TRANSFERS

PRE-RETIREMENT WITHDRAWALS. Under the Master Plan, self-employed persons may generally not receive a distribution prior to age 59 1/2 , and employees may generally not receive a distribution prior to separation from service. However, if your employer maintains the Master Plan as a profit sharing plan, you may request distribution of benefits after you reach age 59 1/2 even if you are still working. If your employer maintains the Master Plan as a 401(k) plan and you are under age 59 1/2 , you may withdraw your own 401(k) contributions only if you can demonstrate financial hardship within the meaning of applicable Income Tax Regulations. Each withdrawal must be at least $1,000 (or, if less, your entire Account Balance or the amount of your hardship withdrawal under a 401(k) plan). If your employer terminates the plan, all amounts (subject to GRA restrictions) may be distributed to participants at that time.

You may withdraw all or part of your Account Balance under the Master Plan attributable to post-tax employee contributions at any time, subject to any withdrawal restrictions applicable to the Investment Options, provided that you withdraw at least $300 at a time (or, if less, your Account Balance attributable to post-tax employee contributions). See Federal Income Tax Considerations in the prospectus.

All benefit payments (including withdrawals due to plan terminations) will be paid in accordance with the rules described below under Benefit
Distributions. All other withdrawals will be effected as of the close of business on the day we receive the properly completed form.

If you are married, your spouse must consent in writing before you can make any type of withdrawal. See Spousal Consent Requirements below.

Under the self-directed prototype plan you may receive a distribution upon attaining normal retirement age as specified in the plan, or upon separation from service. If your employer maintains the self-directed prototype plan as a profit sharing plan, an earlier distribution of funds that have accumulated after two years is available if you incur a financial hardship, as defined in the plan. In addition, if you are married, your spouse may have to consent in writing before you can make any type of withdrawal, except for the purchase of a Qualified Joint and Survivor Annuity. See Spousal Consent Requirements below.

Under an individually designed plan, the availability of pre-retirement withdrawals depends on the terms of the plan. We suggest that you ask your employer what types of withdrawals are available under your plan.

PLEASE NOTE THAT GENERALLY YOU MAY NOT MAKE WITHDRAWALS FROM THE GUARANTEED RATE ACCOUNTS PRIOR TO MATURITY EVEN IF THE EMPLOYER PLAN PERMITS WITHDRAWALS PRIOR TO THAT TIME. (SEE PREMATURE WITHDRAWALS AND TRANSFERS FROM A GRA). TRANSFERS FROM THE ADA FOREIGN FUND, THE EQUITY INDEX FUND AND THE LIFECYCLE FUNDS--CONSERVATIVE AND MODERATE ARE PERMITTED DAILY EXCEPT UNDER INFREQUENT CIRCUMSTANCES WHEN THEY MAY BE SUBJECT TO A DELAY. SEE BENEFIT DISTRIBUTIONS BELOW. IN ADDITION, THE REAL ESTATE FUND IS SUBJECT TO SPECIAL WITHDRAWAL RULES WHICH ARE DESCRIBED UNDER SPECIAL RULES FOR DISTRIBUTIONS AND TRANSFERS FROM THE REAL ESTATE FUND.

                                SAI-3

BENEFIT DISTRIBUTIONS. In order for you to begin receiving benefits under the Master Plan, your employer must send us your properly completed Election of Benefits form and, if applicable, Beneficiary Designation form. If we receive your properly completed forms on or before the 15th of the month, your benefits will commence as of the close of business on the first business day of the next month; if your forms arrive after the 15th, your benefits will commence as of the close of business on the first business day of the second following month.

Under an individually designed plan and our self-directed prototype plan, your employer must send us a request for disbursement form. We will send single sum payments to your plan's trustee as of the close of business on the day we receive a properly completed form. If you wish to receive annuity payments, your plan's trustee may purchase a variable annuity contract from us. Fixed annuities are available from insurance companies selected by the Trustees. See Types of Benefits. Annuity payments will be paid directly to you and will commence as of the close of business on the first business day of the next month if we receive your properly completed forms on or before the 15th of the month. If we receive your properly completed forms after the 15th, annuity payments will commence as of the close of business on the first business day of the second following month.

The ADA Foreign Fund will normally invest up to 5% of its assets in units of our Separate Account No. 2A for the purpose of maintaining sufficient liquidity to effect transfer and withdrawal requests. However, if net transfers and withdrawals from the ADA Foreign Fund on any day exceed the amount of the Fund's investment in Separate Account No. 2A at the beginning of that day, some transfers and withdrawals may be deferred for up to seven days pending settlement of redemptions of shares of the Templeton Foreign Fund. Furthermore, cessation of trading in Templeton Foreign Fund shares, closing of securities markets and other events beyond our control may cause the ADA Foreign Fund portfolio temporarily to fail to maintain the percentage limitations noted above.

Transfers and withdrawals from the Equity Index Fund may be deferred if there is any delay in redemption of shares of the Seven Seas S&P 500 Fund. We generally do not expect any such delays.

Transfers and withdrawals from the Lifecycle Funds--Conservative and Moderate may be deferred if there is any delay in redemption of units of the Lifecycle Fund Group Trusts. We generally do not expect any such delays.

Special rules apply to withdrawals from the Real Estate Fund. See Special Rules for Distributions and Transfers from the Real Estate Fund.

Please note that we use the value of your vested benefits at the close of business on the day payment is due to determine the amount of benefits you receive. We will not, therefore, begin processing your check until the following business day. You should expect your check to be mailed within five days after processing begins. Annuity checks can take longer. If you buy a fixed annuity, your check will come from the company you selected. If you are withdrawing more than $50,000 and you would like expedited delivery at your expense, you may request it on your election of benefits form.

Distributions under a qualified retirement plan such as yours are subject to extremely complicated legal requirements. When you are ready to retire, we suggest that you discuss the available payment options with your employer. Our Account Executives can provide you or your employer with information.

SPOUSAL CONSENT REQUIREMENTS. Under the Master Plan and the self-directed prototype plan, you may designate a non-spouse beneficiary any time after the earlier of the first day of the plan year in which you attain age 35 or the date on which you separate from service with your employer. If you designate a beneficiary other than your spouse prior to your reaching age 35, your spouse must consent to the

                                SAI-4
designation and, upon your reaching age 35, must again give his or her consent or the designation will lapse. You may elect a benefit (or make a withdrawal) in a form other than a Qualified Joint and Survivor Annuity within the 90 day period before your annuity starting date. In order to elect a form of benefit other than a Qualified Joint and Survivor Annuity or designate a non-spouse beneficiary, your spouse must consent to your election in writing. To consent, your spouse must sign the appropriate line on your election of benefits or beneficiary designation form. Your spouse's signature must be witnessed by a notary public or plan representative.

If you change your mind, you may revoke your election and elect a Qualified Joint and Survivor Annuity or designate your spouse as beneficiary, simply by filing the appropriate form. Your spouse's consent is not required for this revocation.

It is also possible for your spouse to sign a blanket consent form. By signing this form, your spouse consents not just to a specific beneficiary or, with respect to the waiver of the Qualified Joint and Survivor Annuity, the form of distribution, but gives you the right to name any beneficiary or, if applicable, form of distribution you want. Once you file such a form, you may change your election whenever you want, even without spousal consent. No spousal consent to a withdrawal or benefit in a form other than a Qualified Joint and Survivor Annuity is required under certain self-directed prototype profit sharing plans that do not offer life annuity benefits.

ELIGIBLE ROLLOVER DISTRIBUTIONS AND FEDERAL INCOME TAX WITHHOLDING. All "eligible rollover distributions" are subject to mandatory federal income tax withholding of 20% unless the participant elects to have the distribution directly rolled over to a qualified plan or individual retirement arrangement
(IRA). An "eligible rollover distribution" is a distribution of the taxable portion of a participant's benefit (other than a required minimum distribution made pursuant to the Code) unless the distribution is one of a series of substantially equal periodic payments made (not less frequently than annually) (1) for the life (or life expectancy) of the plan participant or the joint lives (or joint life expectancies) of the plan participant and his or her designated beneficiary, or (2) for a specified period of 10 years or more. In addition, applicable income tax regulations provide that the following are not eligible rollover distributions subject to mandatory 20% withholding:

   o  certain corrective distributions under Code Section 401(k) plans;

   o  certain loans that are treated as distributions under Code Section
72(p); and

   o a distribution to a beneficiary other than to a surviving spouse or a current or former spouse under a qualified domestic relations order.

If a distribution is made to a participant's surviving spouse, or to a current or former spouse under a qualified domestic relations order, the distribution may be an eligible rollover distribution, subject to mandatory 20% withholding, unless one of the exceptions described above applies.

If a distribution is not an "eligible rollover distribution" income tax will be withheld from all taxable payments unless the recipient elects not to have income tax withheld.

PREMATURE WITHDRAWALS AND TRANSFERS FROM A GRA. You may transfer amounts from other Investment Options to a GRA at any time. Transfers may not be made from one GRA to another or from a GRA to one of the other Investment Options until the maturity date of the GRA. Likewise, you may not remove amounts from a GRA prior to maturity in order to obtain a plan loan or make a hardship or in-service withdrawal. If your plan's assets are transferred to another funding vehicle from the Program or if your plan is terminated, we will continue to hold your money in GRAs until maturity. All such GRAs will be held in the Pooled Trust under the investment- only arrangement. See The Program--Summary of the Plans and Trusts in the prospectus.

                                SAI-5

Withdrawals are not permitted prior to maturity unless they are permitted under your plan and are Exempt or Qualified, as explained below. Exempt Withdrawals may be made without penalty at any time. Qualified Withdrawals are subject to a penalty. No Qualified Withdrawals are permitted from a five-year GRA during the first two years after the end of its offering period; this rule does not apply if the amount of the applicable penalty is less than the interest you have accrued. If you have more than one GRA and you are taking a partial withdrawal or installments, amounts held in your most recently purchased three-year or five-year GRA that is available under the withdrawal rules for Exempt and Qualified Withdrawals will first be used to make withdrawal or installment payments. Please note that withdrawals, transfers, reallocations on maturity and benefit distributions from GRAs provided by a carrier other than Equitable Life are subject to Equitable Life's receipt of the proceeds of such GRA from such carrier.

Exempt Withdrawal. You may withdraw amounts without penalty from a GRA prior to its maturity if:

   o you are a dentist age 59 1/2 or older and you elect an installment payout of at least three years or an annuity benefit;

   o you are not a dentist and you attain age 59 1/2 or terminate employment (including retirement);

   o  you are disabled;

   o  you attain age 70 1/2 ; or

   o  you die.

Qualified Withdrawal. You may withdraw amounts with a penalty from a GRA prior to its maturity if you are a dentist and are taking payment upon retirement after age 59 1/2 under a distribution option of less than three years duration. The interest paid to you upon withdrawal will be reduced by an amount calculated as follows:

       (i) the amount by which the three-year GRA rate being offered on the date of withdrawal exceeds the GRA rate from which the withdrawal is made, times

      (ii) the years and/or fraction of a year until maturity, times

     (iii) the amount withdrawn from the GRA.

We will make this calculation based on GRA rates without regard to deductions for the applicable Program expense charge. If the three-year GRA is not being offered at the time of withdrawal, the adjustment will be based on then current rates on U.S. Treasury notes or for a comparable option under the Program.

Your original contributions will never be reduced by this adjustment. No adjustment is made if the current three-year GRA rate is equal to or less than the rate for the GRA from which the Qualified Withdrawal is being made. A separate adjustment is calculated for each GRA. If the interest accumulated in one GRA is insufficient to recover the amount calculated under the formula, the excess may be deducted as necessary from interest accumulated in other GRAs of the same duration.

EXAMPLE: You contribute $1,000 to a three-year GRA on January 1 with a rate of 4%. Two years later you make a Qualified Withdrawal. Your GRA balance is $1,082. The current GRA rate is 6%; (i) 6%-4%=2%, (ii) 2% X 1 year=2%, (iii)
2% X $1,082=$21.64. The withdrawal proceeds would be $1,082-$21.64=$1,060.36.

                                SAI-6

MATURING GRAS

   o  Your confirmation notice lists the maturity date for each GRA you hold.

   o You may arrange in advance for the reinvestment of your maturing GRAs by filing a GRA maturity form or by using the Account Investment Management ("AIM") system. (Instructions must be received at least four days before the GRA matures.)

   o The instructions you give us remain in effect until you change them (again, at least four days before you want the change to go into effect).

   o You may have different instructions for your GRAs attributable to employer contributions than for your GRAs attributable to employee contributions.

   o If you reinvest a maturing GRA in a new GRA, the reinvestment date is the date of maturity.

   o If you have never provided GRA maturity instructions, your maturing GRAs will be allocated to the Money Market Guarantee Account.

SPECIAL RULES FOR DISTRIBUTIONS AND TRANSFERS FROM THE REAL ESTATE
FUND. PLEASE NOTE THAT AT TIMES OF INSUFFICIENT LIQUIDITY WITHDRAWALS FROM THE REAL ESTATE FUND AND PRIME PROPERTY FUND COULD BE DELAYED IN ACCORDANCE WITH THE PROCEDURES DESCRIBED BELOW. AT THIS TIME THE REAL ESTATE FUND IS FULFILLING WITHDRAWAL REQUESTS ON A CURRENT BASIS. YOU MAY CALL US TO RECEIVE CURRENT INFORMATION REGARDING THE STATUS OF REAL ESTATE FUND WITHDRAWALS. SEE SPECIAL RISKS RELATED TO THE REAL ESTATE FUND IN THE PROSPECTUS FOR MORE INFORMATION.

There is a minimum wait of one calendar quarter for withdrawals from the Real Estate Fund. All distributions and transfers from the Real Estate Fund will be scheduled to be made shortly after the end of the calendar quarter following the quarter in which we receive properly completed forms. (See The Real Estate Fund in the prospectus for more information on how we value and liquidate Real Estate Fund Units.) The amount distributed will be based on the Real Estate Fund's Unit Value on the date distribution is made. Withdrawals from the Real Estate Fund must be made in amounts of at least $1,000 or, if less, your balance in the Real Estate Fund.

IN ADDITION TO THE WAIT OF AT LEAST ONE CALENDAR QUARTER WHICH IS REQUIRED BY OUR PROCEDURES, IT IS ALSO POSSIBLE THAT THE REAL ESTATE FUND WILL NOT HAVE ENOUGH CASH TO MAKE ALL WITHDRAWALS AND TRANSFERS WHEN REQUESTED. If at the end of a calendar quarter the Real Estate Fund does not have enough cash to pay all scheduled withdrawals, they will be divided into two priority categories. Priority 1 consists of all amounts requested because of death or disability or after age 70 1/2 . Priority 2 consists of all other requests. THE REAL ESTATE FUND WILL SATISFY ALL SCHEDULED PRIORITY 1 DISTRIBUTION REQUESTS BEFORE IT SATISFIES ANY PRIORITY 2 REQUEST, EVEN IF THE PRIORITY 1 REQUESTS WERE RECEIVED AFTER THE PRIORITY 2 REQUESTS. If the Real Estate Fund does not have enough cash to make all Priority 1 distributions, they will be paid in the order the requests were received. After the Real Estate Fund has made all Priority 1 distributions, it will make Priority 2 distributions and transfers. If the Real Estate Fund does not satisfy all scheduled Priority 2 distributions and transfer requests, they will be paid in the order the requests were received.

To make Priority 1 distributions, the Real Estate Fund will use substantially all its liquid assets, keeping only a reserve that we believe is adequate for anticipated expenses. If possible, the Real Estate Fund will also liquidate as much of its interest in Prime Property Fund as required. With regard to Priority 2, we will make distributions and transfers to the extent that funds are available from cash flow and from liquidation of Prime Property Fund units. However, we will not make Priority 2 distributions and transfers if the Real Estate Fund cannot liquidate enough of its interest in Prime Property Fund and we believe that it would be desirable to maintain liquidity to meet anticipated Priority 1 distributions.

                                SAI-7

Requests that remain unpaid will be scheduled for the next quarterly distribution date. At that time they will be satisfied to the extent possible, in accordance with their respective priorities and order of receipt. Please note that if you make a Priority 2 request that is not paid when scheduled, Priority 1 distributions requested in later quarters may be paid before your Priority 2 request.

REAL ESTATE FUND WITHDRAWALS FROM PRIME PROPERTY FUND. If the Real Estate Fund does not have enough liquid assets to pay all requested withdrawals, it will seek to withdraw some or all of its interest from Prime Property Fund. We may postpone withdrawals from Prime Property Fund, however, for such time as we reasonably consider necessary to obtain the amount to be withdrawn or to protect the interests of other participants in Prime Property Fund. In making this determination, we consider primarily (i) the availability of cash to manage Prime Property Fund's property holdings, to meet emergencies and to meet commitments for property acquisitions and loans, (ii) the time necessary to dispose of properties and (iii) any adverse impact of proposed property sales on other participants in Prime Property Fund. Except as described below, Prime Property Fund has been able to pay withdrawals when requested since its inception in 1973.

If withdrawal from Prime Property Fund is restricted, any payment from Prime Property Fund is applied pro rata to the withdrawal requests of all participants in Prime Property Fund that are eligible for payment on the withdrawal date, regardless of when those requests were made. Prime Property Fund withdrawal requests not satisfied by a pro rata distribution are deferred until the next withdrawal date (generally the last business day of the following month), at which time the amount available for distribution will again be applied pro rata to all pending requests. For purposes of this policy, the Real Estate Fund is considered a single participant in Prime Property Fund, on par with each other participant in Prime Property Fund. As of March 31, 1995, Prime Property Fund has satisfied all participant withdrawal requests. Since June 1994 the Real Estate Fund has had sufficient liquidity; and withdrawals have not been restricted. If the Real Estate Fund experiences periods of insufficient liquidity withdrawals may be delayed in accordance with the procedures described above. See Special Rules for Distributions and Transfers from the Real Estate Fund. There have been other periods when there was insufficent available cash in Prime Property Fund to meet all withdrawal requests and the above withdrawal procedures were put into place for all pending Prime Property Fund withdrawal requests. During these other periods Real Estate Fund withdrawals were not delayed or restricted in any manner because there was sufficient liquidity in the Real Estate Fund.

In general, a withdrawal from Prime Property Fund by one or more of its larger investors could significantly reduce its cash position and increase the likelihood that the Real Estate Fund would not have cash sufficient to meet all withdrawal requests. At December 31, 1994 there were 262 participants in Prime Property Fund, none of which held more than 3.9% of Prime Property Fund.

TYPES OF BENEFITS

Under the Master Plan, and under most self-directed prototype plans, except as provided below, you may select one or more of the following forms of distribution once you are eligible to receive benefits. Please see Benefit Distributions under Procedures for Withdrawals, Distributions and Transfers. Not all of these distribution forms may be available to you, if your employer has adopted an individually designed plan or a self-directed prototype profit sharing plan that does not offer annuity benefits. We suggest you ask your employer what types of benefits are available under your plan.

Fixed annuities are available from insurance companies selected by the Trustees, which meet criteria established by the Trustees from time to time. Fixed annuities are currently not available from Equitable

                                SAI-8

Life. The types of fixed annuity benefits described below will be available through one or more of such companies. Upon your request, the companies will provide annuity benefit information. We will have no further responsibility for the amount used to purchase the annuity once it has been sent to the insurance company you select. The cost of a fixed annuity is determined by each insurance company based on its current annuity purchase rates. The amount of your monthly annuity benefit will depend on the type of annuity selected, your age and the age of your beneficiary if you select a joint and survivor annuity. Your Account Executive has more details regarding the insurance companies currently providing annuity benefits under the Program.

QUALIFIED JOINT AND SURVIVOR ANNUITY. An annuity providing equal monthly payments for your life and, after your death, for your surviving spouse's life. No payments will be made after you and your spouse die, even if you have received only one payment. THE LAW REQUIRES THAT IF THE VALUE OF YOUR VESTED BENEFITS EXCEEDS $3,500, YOU MUST RECEIVE A QUALIFIED JOINT AND SURVIVOR ANNUITY UNLESS YOUR SPOUSE CONSENTS IN WRITING TO A CONTRARY ELECTION. Please see Spousal Consent Requirements under Procedures for Withdrawals, Distributions and Transfers for an explanation of the procedures for electing not to receive a Qualified Joint and Survivor Annuity.

LUMP SUM PAYMENT. A single payment of all or part of your vested benefits. If you take a lump sum payment of only part of your balance, it must be at least $1,000. If you have more than one GRA, amounts held in your most recent GRA will first be used to make payment. IF YOUR VESTED BENEFIT IS $3,500 OR LESS, YOU WILL AUTOMATICALLY RECEIVE A LUMP SUM PAYMENT OF THE ENTIRE AMOUNT.

PERIODIC INSTALLMENTS. Monthly, quarterly, semi-annual or annual payments over a period of at least three years, where the initial payment on a monthly basis is at least $300. You can choose either a time-certain payout, which provides variable payments over a specified period of time, or a dollar-certain payout, which provides level payments over a variable period of time. During the installment period, your remaining Account Balance will be invested in whatever Options you designate, other than the Real Estate Fund; each payment will be drawn pro rata from all the Options you have selected. If you elect installment payments, you may not leave or place any assets in the Real Estate Fund. If you have more than one GRA, amounts held in your most recently purchased three-year or five-year GRA will first be used to make installment payments. If you die before receiving all the installments, we will make the remaining payments to your beneficiary. Except in the case of participant accounts transferred from defined contribution plans, we do not offer installments for benefits under the individually designed plans or our self-directed prototype plan.

LIFE ANNUITY. An annuity providing monthly payments for your life. No payments will be made after your death, even if you have received only one payment.

LIFE ANNUITY--PERIOD CERTAIN. An annuity providing monthly payments for your life or, if longer, a specified period of time. If you die before the end of that specified period, payments will continue to your beneficiary until the end of the period. Subject to legal limitations, you may specify a minimum payment period of 5, 10, 15 or 20 years; the longer the specified period, the smaller the monthly payments will be.

JOINT AND SURVIVOR ANNUITY. An annuity providing monthly payments for your life and that of your beneficiary. You may specify the percentage of the annuity payment to be made to your beneficiary. Subject to legal limitations, that percentage may be 100%, 75%, 50%, or any other percentage you specify.

JOINT AND SURVIVOR ANNUITY--PERIOD CERTAIN. An annuity providing monthly payments for your life and that of your beneficiary or, if longer, a specified period of time. If you and your beneficiary both die before the end of the specified period, payments will continue to your contingent beneficiary until the end of the

                                SAI-9
period. Subject to legal limitations, you may specify a minimum payment period of 5, 10, 15 or 20 years and the percentage of the annuity payment to be made to your beneficiary (as noted above under Joint and Survivor Annuity); the longer the specified period, the smaller the monthly payments will be.

CASH REFUND ANNUITY. An annuity providing equal monthly payments for your life with a guarantee that the sum of those payments will be at least equal to the portion of your vested benefits used to purchase the annuity. If upon your death the sum of the monthly payments to you is less than that amount, your beneficiary will receive a lump sum payment of the remaining guaranteed amount.

Under a Qualified Joint and Survivor Annuity or a Cash Refund Annuity, the amount of the monthly payments is fixed at retirement and remains level throughout the distribution period. Under the Life Annuity, Life Annuity--Period Certain, Joint and Survivor Annuity and Joint and Survivor Annuity-- Period Certain, you may select either fixed or variable payments. All forms of variable annuity benefits under the Program will be provided by us. The payments under variable annuity options reflect the investment performance of the Growth Equity Fund. If you are interested in a variable annuity, when you are ready to select your benefit please ask our Account Executives for our variable annuity prospectus supplement.

PROVISIONS OF THE MASTER PLAN

PLAN ELIGIBILITY REQUIREMENTS. Under the Master Plan, the employer specifies the eligibility requirements for its plan in the Participation Agreement. The employer may exclude any employee who has not attained a specified age (not to exceed 21) and completed a specified number of years (not to exceed two) in each of which he completed 1,000 hours of service. No more than one year of eligibility service may be required for a 401(k) arrangement.

The employer may also exclude salaried dentists (those with no ownership interest in the practice), employees of related employers, leased employees and certain other types of employees at the employer's election, provided such exclusion does not cause the Plan to discriminate in favor of "highly compensated" employees (defined below). The Master Plan provides that a partner or shareholder may, upon commencement of employment or upon first becoming eligible to participate in any qualified plan of the employer, make a one-time irrevocable election not to participate in the plan or to make a reduced contribution. This election applies to all plans of the employer, now and in the future, and should be discussed with your tax advisor.

CONTRIBUTIONS TO QUALIFIED PLANS. The provisions of the Internal Revenue Code
(Code) relating to contributions under qualified retirement plans are outlined briefly below. For purposes of this outline we have assumed that you are not a participant in any other qualified retirement plan.

The employer's contributions to the plan are deductible in the year for which they are made. As a general rule, employer contributions must be made for any year by the due date (including extensions) for filing the employer's federal income tax return for that year. However, participants' salary deferrals under a 401(k) plan must be contributed by the employer as soon as practicable after the payroll period for which the deferral is made.

If the employer contributes more to the plan than is deductible under the rules described below, the employer may be liable for a 10% penalty tax on that nondeductible amount and may risk disqualifying the plan.

CONTRIBUTIONS TO THE ADA MASTER PLAN. The employer makes annual contributions to its plan based on the plan's provisions.

                               SAI-10

An employer that adopts the Master Plan as a profit sharing plan makes contributions in discretionary amounts to be determined annually. The aggregate employer contribution to the plan, including participants' salary deferrals under a 401(k) arrangement, is limited to 15% of all participants' compensation for the plan year. For plan purposes, compensation for self-employed persons does not include deductible plan contributions made on behalf of the self-employed person.

A 401(k) arrangement is available as part of the profit sharing plan. Under a 401(k) arrangement, employees are permitted to make contributions to the plan on a pre-tax basis. The maximum amount that may be contributed by highly compensated employees is limited depending upon the amount that is contributed by non-highly compensated employees and the amount the employer designates as a nonforfeitable 401(k) contribution. A "highly compensated" employee for this purpose is (a) an owner of more than 5% of the practice, or
(b) anyone with earnings of more than $100,000 from the practice, or (c) anyone with earnings of more than $66,000 from the practice who is among the highest-paid 20% of employees, or (d) an officer of the practice with earnings of at least $60,000. In any event, the maximum amount each employee may defer is limited to $9,240 for 1995 reduced by that employee's salary reduction contributions to simplified employee pensions (SEPs), employee contributions to tax deferred (Section 403(b)) annuities, and contributions deductible by the employee under a trust described under Section 501(c)(18) of the Code.

If the employer adopts the Master Plan as a defined contribution pension plan, its contribution is equal to the percentage of each participant's compensation that is specified in the Participation Agreement.

Under either type of plan, compensation in excess of $150,000 must be disregarded in making contributions. Contributions may be integrated with Social Security which means that contributions with respect to each participant's compensation in excess of the integration level may exceed contributions made with respect to compensation below the integration level, within limits imposed by the Code. Your Account Executive can help you determine the legally permissible contribution.

Contributions on behalf of non-key employees must be at least 3% of compensation (or, under the profit sharing plan, the percentage contributed on behalf of key employees, if less than 3%). A "key employee" means (a) an owner of one of the ten largest (but more than 1/2 %) interests in the practice with earnings of more than $30,000, or (b) an officer of the practice with earnings of more than $60,000 or (c) an owner of more than 5% of the practice, or (d) an owner of more than 1% of the practice with earnings of more than $150,000. For purposes of (b), no more than 50 employees (or, if less, the greater of 3 or 10% of the employees) shall be treated as officers.

Certain plans may also permit participants to make post-tax contributions. We will maintain a separate account to reflect each participant's post-tax contributions and the earnings (or losses) thereon. Post-tax contributions are now subject to complex rules under which the maximum amount that may be contributed by highly compensated employees is limited, depending on the amount contributed by non-highly compensated employees. BEFORE PERMITTING ANY HIGHLY-COMPENSATED EMPLOYEE TO MAKE POST-TAX CONTRIBUTIONS, THE EMPLOYER SHOULD MAKE SURE THAT ALL NON-DISCRIMINATION TESTS HAVE BEEN PASSED. If an employer employs only "highly compensated" employees (as defined above), post-tax contributions may not be made to the plan. In addition, the employer may make matching contributions to certain plans, i.e., contributions which are based upon the amount of post-tax or pre-tax 401(k) contributions made by plan participants. Special non-discrimination rules apply to matching contributions and may limit the amount of matching contributions that may be made on behalf of highly compensated employees.

Contributions on behalf of each participant are limited to the lesser of $30,000 and 25% of his earnings (excluding, in the case of self-employed persons, all deductible plan contributions). The participant's post-tax contributions are taken into account for purposes of applying this limitation.

                               SAI-11

Each participant's Account Balance equals the sum of the amounts accumulated in each Investment Option. We will maintain separate records of each participant's interest in each of the Investment Options attributable to employer contributions, 401(k) non-elective contributions, 401(k) elective contributions, post-tax employee contributions and employer matching contributions. Any amounts rolled over from the plan of a previous employer will also be accounted for separately. Our records will also reflect each participant's degree of vesting (see below) in his Account Balance attributable to employer contributions and employer matching contributions.

The participant will receive an individual confirmation of each transaction (including the deduction of record maintenance and report fees). The participant will also receive an annual statement showing his Account Balance in each Investment Option attributable to each type of contribution. Based on information supplied by you, we will run the required special non-discrimination tests (Actual Deferral Percentage and Actual Contribution Percentage) applicable to 401(k) plans and plans that accept post-tax employee contributions or employer matching contributions.

Elective deferrals to a 401(k) plan are subject to applicable FICA (social security) and FUTA (unemployment) taxes.

ALLOCATION OF CONTRIBUTIONS. Contributions may be allocated among any number of the Investment Options. Allocation instructions may be changed at any time, and as often as needed, by calling the AIM System. New instructions become effective on the business day we receive them. Employer contributions may be allocated in different percentages than employee contributions. The allocation percentages elected for employer contributions will automatically apply to any 401(k) qualified non-elective contributions, qualified matching contributions and matching contributions. The allocation percentages for employee contributions will automatically apply to any post-tax employee contributions and 401(k) salary deferral contributions. IF WE HAVE NOT RECEIVED VALID INSTRUCTIONS, WE WILL ALLOCATE CONTRIBUTIONS TO THE MONEY MARKET GUARANTEE ACCOUNT.

The ADA Master Plan and Section 404(c) of ERISA. The ADA Master Plan is a participant directed individual account plan designed to comply with the requirements of Section 404(c) of ERISA. Section 404(c) of ERISA, and the related Department of Labor (DOL) regulation, provide that if a Participant or beneficiary exercises control over the assets in his or her plan account, plan fiduciaries will not be liable for any loss that is the direct and necessary result of the Participant's or beneficiary's exercise of control. This means that if the employer plan complies with Section 404(c) and the DOL regulation thereunder, participants can make and are responsible for the results of their own investment decisions.

Section 404(c) plans must, among other things, make a broad range of investment choices available to Participants and beneficiaries and must provide them with enough information to make informed investment decisions. The ADA Program provides the broad range of investment choices and information that are needed in order to meet the requirements of Section 404(c). Our suggested summary plan descriptions, annual reports, prospectuses, and confirmation notices provide the required investment information; it is the employer's responsibility, however, to see that this information is distributed in a timely manner to participants and beneficiaries. You should read this information carefully before making your investment decisions.

VESTING. Vesting refers to the nonforfeitable portion of a participant's Account Balance attributable to employer contributions under the Master Plan. The participant's Account Balance attributable to 401(k) contributions (including salary deferral, qualified non-elective and qualified matching contributions), post-tax employee contributions and to rollover contributions is nonforfeitable at all times.

                               SAI-12

A participant will become fully vested in all benefits if still employed at death, disability, attainment of normal retirement age or upon termination of the plan. If the participant terminates employment before that time, any benefits that have not yet become vested under the plan's vesting schedule will be forfeitable. The normal retirement age is 65 under the Master Plan.

Benefits must vest in accordance with any of the schedules below or one at least as favorable to participants:

            SCHEDULE A    SCHEDULE B    SCHEDULE C
 YEARS OF       VESTED        VESTED        VESTED
  SERVICE     PERCENTAGE    PERCENTAGE    PERCENTAGE
----------  ------------  ------------  ------------
     1        0%          0%              0%
     2      100           20              0
     3      100           40            100
     4      100           60            100
     5      100           80            100
     6      100           100           100

If the plan requires more than one year of service for participation, it must use Schedule A or one at least as favorable to participants.

PRIME PROPERTY FUND INVESTMENTS

Since typically 90% to 100% of the Real Estate Fund's assets are invested in Prime Property Fund, we have provided the following information about the investments of Prime Property Fund.

Prime Property Fund seeks the acquisition and long-term ownership of high-grade, income-producing real property. Prime Property Fund seeks to invest in properties that are located in strong rental markets and have continuous potential for resale. At December 31, 1994, Prime Property Fund held 171 investments in wholly-owned properties and equities in partnerships with an aggregate appraised value of over $3.2 billion.

Prime Property Fund seeks to diversify its property portfolio by usage and location. Prime Property Fund's major holdings (in wholly-owned properties and equities in partnerships) as of December 31, 1994 included:

   o 32 retail properties, primarily super-regional shopping centers, with an aggregate market value of $1,921.3 million.

   o  42 office properties, with an aggregate market value of $798.4 million.

   o 86 industrial properties (primarily warehouses) and research and development facilities, with an aggregate market value of $361.7 million.

   o  5 hotels, with an aggregate market value of $108.9 million.

   o 6 special purpose properties, which include any other income-producing properties not specifically mentioned above, with an aggregate market value of $17.7 million.

In addition to wholly-owned properties and equities in partnerships, Prime Property Fund has five investments in mortgage loans receivable with an aggregate market value of $192 million, or 5.7% of Prime Property Fund's investments. Mortgages may be accepted as partial consideration for properties sold.

BORROWINGS. There is no limit on mortgage indebtedness with respect to any one property. During the period from 1985 through 1994 Prime Property Fund's total borrowings secured by wholly-owned

                               SAI-13
properties ranged from 6.2% to 15.7% of the total portfolio value. Properties held by joint ventures may also be mortgaged. The borrowings on wholly-owned properties held in Prime Property Fund as of December 31, 1994 are summarized below.

-----------------------------------------------------------------------------

Summary of Borrowings on Wholly-Owned Properties*--December 31, 1994

 Number of mortgages payable ...........    7
Number of encumbered properties  ......    12
Outstanding borrowings (millions)  .... 422.2
Borrowings as a percent of total value   13.8%

   *Prime Property Fund also held interests in real estate partnerships having total assets of $1,280 million and total liabilities of $982 million.
-----------------------------------------------------------------------------

                               SAI-14

HOLDINGS OF PRIME PROPERTY FUND

The charts below describe the investments in wholly-owned properties, partnership equities and mortgage and construction loans receivable of Prime Property Fund as of December 31, 1994 and for the other periods indicated.

   DISTRIBUTION OF INVESTMENT VALUE BY TYPE AND LOCATION* (BY
PERCENTAGE) -- DECEMBER 31, 1994
---------------------------------------------------------------
                   SOUTH    EAST     MID-WEST    WEST     TOTAL
---------------  -------  -------  ----------  -------  -------
Industrial/R&D    2.5%     2.3%    1.3%        4.5%      10.6%
Office            1.0     12.2     1.1         10.6      24.9
Retail           15.3     14.7     24.9        5.9       60.8
Hotel             0.8      1.4     --          1.0        3.2
Special Purpose   0.1      0.4     --          --         0.5
---------------  -------  -------  ----------  -------  -------
Total            19.7%    31.0%    27.3%       22.0%    100.0%
---------------  -------  -------  ----------  -------  -------

 DISTRIBUTION OF INVESTMENTS BY TYPE AND LOCATION* (BY NUMBER
OF INVESTMENTS) -- DECEMBER 31, 1994
-------------------------------------------------------------
                   SOUTH    EAST    MID-WEST    WEST    TOTAL
---------------  -------  ------  ----------  ------  -------
Industrial/R&D   29       22      13          22       86
Office           3        23      8           11       45
Retail           10       10      10          3        33
Hotel            1        3       --          1         5
Special Purpose  1        5       1           --        7
---------------  -------  ------  ----------  ------  -------
Total            44       63      32          37      176
---------------  -------  ------  ----------  ------  -------

   DISTRIBUTION OF INVESTMENT VALUE BY LOCATION* (BY
PERCENTAGE)
-------------------------------------------------------
              1994     1993     1992     1991     1990
----------  -------  -------  -------  -------  -------
South       19.7%    20.0%    20.8%    24.9%    24.3%
East        31.0     30.9     29.9     29.3     32.0
Mid-West    27.3     27.6     26.6     23.8     20.8
West        22.0     21.5     22.7     22.0     22.9
----------  -------  -------  -------  -------  -------

   *    Each region comprises the states indicated:

 South: Alabama, Arkansas, Florida, Georgia, Louisiana, Mississippi, Oklahoma, Tennessee, Texas

 East: Connecticut, Delaware, District of Columbia, Kentucky, Maine, Maryland, Massachusetts, New Hampshire, New Jersey, New York, North Carolina, Pennsylvania, Rhode Island, South Carolina, Vermont, Virginia, West Virginia

 Mid-West: Illinois, Indiana, Iowa, Kansas, Michigan, Minnesota, Missouri, Nebraska, North Dakota, Ohio, South Dakota, Wisconsin

 West: Alaska, Arizona, California, Colorado, Hawaii, Idaho, Montana, Nevada, New Mexico, Oregon, Utah, Washington, Wyoming

                               SAI-15

    DISTRIBUTION OF INVESTMENT VALUE BY PROPERTY TYPE (BY
PERCENTAGE)
------------------------------------------------------------
                   1994     1993     1992     1991     1990
---------------  -------  -------  -------  -------  -------
Industrial/R&D   10.6%    10.8%    11.4%    10.9%    11.1%
Office           24.9     25.2     26.8     33.2     38.0
Retail           60.8     60.0     57.6     51.6     46.5
Hotel             3.2      2.9      3.3      3.8      3.8
Special Purpose   0.5      1.1      0.9      0.5      0.6
---------------  -------  -------  -------  -------  -------

 DISTRIBUTION OF INVESTMENT VALUE BY TYPE OF OWNERSHIP (BY PERCENTAGE) --
DECEMBER 31, 1994
--------------------------------------------------------------------------
                   WHOLLY-OWNED     EQUITY IN      MORTGAGE LOANS
                   REAL ESTATE*    PARTNERSHIPS      RECEIVABLE      TOTAL
---------------  --------------  --------------  ----------------  -------
Industrial/R&D   10.2%           0.4%            --                 10.6%
Office           20.9            2.6             1.4%               24.9
Retail           55.3            1.2             4.3                60.8
Hotel             2.1            1.1             --                  3.2
Special Purpose   0.1            0.4             --                  0.5
---------------  --------------  --------------  ----------------  -------
Total            88.6%           5.7%            5.7%              100.0%
---------------  --------------  --------------  ----------------  -------

   * Title to wholly-owned properties allocated to Prime Property Fund is generally held in Equitable Life's name.

 DISTRIBUTION OF INVESTMENTS BY VALUE RANGE* -- DECEMBER 31,
1994
-------------------------------------------------------------
 INVESTMENT                                     PERCENTAGE OF
    VALUE       PERCENTAGE OF      NUMBER OF     TOTAL NUMBER
 (MILLIONS)    INVESTMENT VALUE   INVESTMENTS   OF INVESTMENTS
------------  ----------------  -------------  --------------
Under $2.5      2.0%            51              29.0%
$2.5-$5         3.7             35              19.9
$5-$10          6.5             31              17.6
$10-$20         7.8             18              10.2
$20-$50        23.3             24              13.6
$50-$100       19.3             9                5.1
Over $100      37.4             8                4.6
------------  ----------------  -------------  --------------
Total         100.0%            176            100.0%
------------  ----------------  -------------  --------------

   * Includes all investments stated at the Fund's ownership share.

                               SAI-16

INVESTMENT RESTRICTIONS APPLICABLE TO THE FUNDS

THE GROWTH EQUITY, AGGRESSIVE EQUITY AND BALANCED FUNDS. None of the Growth Equity, Aggressive Equity or Balanced Funds will:

   o trade in foreign exchange (except transactions incidental to the settlement of purchases or sales of securities for a Fund);

   o make an investment in order to exercise control or management over a company;

   o underwrite the securities of other companies, including purchasing securities that are restricted under the 1933 Act or rules or regulations thereunder (restricted securities cannot be sold publicly until they are registered under the 1933 Act), except as stated below;

   o make short sales, except when the Fund has, by reason of ownership of other securities, the right to obtain securities of equivalent kind and amount that will be held so long as they are in a short position;

   o trade in commodities or commodity contracts; purchase or write puts and calls (options);

   o purchase real estate or mortgages, except as stated below. The Funds may buy shares of real estate investment trusts listed on stock exchanges or reported on the National Association of Securities Dealers, Inc. automated quotation system ("NASDAQ");

   o have more than 5% of its assets invested in the securities of any one registered investment company. A Fund may not own more than 3% of an investment company's outstanding voting securities. Finally, total holdings of investment company securities may not exceed 10% of the value of the Fund's assets;

   o purchase any security on margin or borrow money except for short-term credits necessary for clearance of securities transactions;

   o make loans, except loans through the purchase of debt obligations or through entry into repurchase agreements; or

   o invest more than 10% of its total assets in restricted securities, real estate investments, or portfolio securities not readily marketable.

The Growth Equity and Balanced Funds will not make an investment in an industry if that investment would make the Fund's holding in that industry exceed 25% of its assets. The United States government, and its agencies and instrumentalities, are not considered members of any industry.

THE ADA FOREIGN FUND. The ADA Foreign Fund will operate as discussed in The Equity Funds--The ADA Foreign Fund in the prospectus, and will be subject to the investment policies and limitations described there. The prospectus for the Templeton Foreign Fund describes the investment objective, policies and limitations applicable to that Fund. A free copy of the Templeton Foreign Fund prospectus may be obtained by calling an Equitable Account Executive.

THE EQUITY INDEX FUND. The Equity Index Fund will operate as discussed in The Equity Funds--The Equity Index Fund in the prospectus, and will be subject to the investment policies and limitations described there. The prospectus for the Seven Seas Series Fund describes the investment objective, policies and limitations applicable to the Seven Seas S&P 500 Index Fund. A free copy of the Seven Seas Series Fund prospectus may be obtained by calling an Equitable Account Executive.

                               SAI-17

LIFECYCLE FUNDS. The Lifecycle Funds will operate as discussed in The Equity Funds--The Lifecycle Funds in the prospectus, and will be subject to the investment policies and limitations described there. Our separate prospectus for the Lifecycle Funds describes the investment objectives, policies and limitations applicable to the Lifecycle Fund Group Trusts. A free copy of that prospectus may be obtained by calling an Equitable Account Executive.

THE REAL ESTATE FUND. The Real Estate Fund will operate as discussed in The Real Estate Fund in the prospectus, and will be subject to the investment policies and limitations described there.

HOW WE VALUE THE ASSETS OF THE FUNDS

THE EQUITY FUNDS. The assets of the Equity Funds are valued as follows:

   o STOCKS listed on national securities exchanges or traded on the NASDAQ national market system are valued at the last sale price. If on a particular day there is no sale, they are valued at the latest available bid price reported on a composite tape. Other unlisted securities reported on the NASDAQ system are valued at inside (highest) quoted bid prices.

   o FOREIGN SECURITIES not traded directly, or in ADR form, in the United States, are valued at the last sale price in the local currency on an exchange in the country of origin. Foreign currency is converted into dollars at current exchange rates.

   o UNITED STATES TREASURY SECURITIES and other obligations issued or guaranteed by the United States Government, its agencies or instrumentalities are valued at representative quoted prices.

   o LONG-TERM PUBLICLY TRADED CORPORATE BONDS (i.e., maturing in more than one year) are valued at prices obtained from a bond pricing service of a major dealer in bonds when such prices are available; however, in circumstances where it is deemed appropriate to do so, an over-the-counter or exchange quotation may be used.

   o CONVERTIBLE PREFERRED STOCKS listed on national securities exchanges are valued at their last sale price or, if there is no sale, at the latest available bid price.

   o CONVERTIBLE BONDS and UNLISTED CONVERTIBLE PREFERRED STOCKS are valued at bid prices obtained from one or more major dealers in such securities; where there is a discrepancy between dealers, values may be adjusted based on recent premium spreads to the underlying common stock.

   o SHORT-TERM DEBT SECURITIES that mature in more than 60 days are valued at representative quoted prices. Short-term debt securities that mature in 60 days or less are valued at amortized cost, which approximates market value. The Funds may also acquire short-term debt securities through units in our Separate Account No. 2A. These unit values are calculated in the same way as Fund Units. The assets of Separate Account No. 2A are valued as described above.

Our investment officers determine in good faith the fair value of securities and other assets that do not have a readily available market price in accordance with accepted accounting practices and applicable laws and regulations.

The ADA Foreign Fund will normally invest at least 95% of its assets in shares of the Templeton Foreign Fund, with the balance of the assets being invested in units of our Separate Account No. 2A. The asset value of the Templeton Foreign Fund is computed on a daily basis by the Templeton Foreign Fund. See the prospectus of the Templeton Foreign Fund for information on valuation methodology.

                               SAI-18

The Equity Index Fund will invest all of its assets in the Seven Seas S&P 500 Fund. The asset value of the Seven Seas S&P 500 Index Fund is computed on a daily basis by the Seven Seas S&P 500 Fund. See the prospectus of the Seven Seas Series Fund for information on valuation methodology.

The Lifecycle Funds--Conservative and Moderate will invest all of their assets in the Lifecycle Fund Group Trusts--Conservative and Moderate, respectively. The Group Trusts, in turn, will invest all of their assets in the Underlying Funds. See our separate prospectus for the Lifecycle Funds for information on valuation methodology.

ASSETS HELD IN PRIME PROPERTY FUND. Real properties held by Prime Property Fund (Equitable's Separate Account No. 8) are valued by staff appraisers in our field offices or third-party appraisers. Appraised values do not necessarily represent the prices at which the real estate investments would sell since sales prices are determined by negotiation between a willing buyer and seller.

Our appraisers value each Prime Property Fund property prior to acquisition and at the end of each calendar quarter thereafter. The initial appraisal is a fully documented appraisal. This appraisal takes into account all relevant information, including the property's physical attributes, location, marketability, zoning, expandability, and adaptability to use. The initial appraisal also involves consideration of values based on the three major methods of estimating property value:

   o the income method, based on the value of the property's projected income stream;

   o the cost method, based on the replacement cost of improvements, less depreciation, plus land value; and

   o  the market method, based on the sales prices of similar properties.

Subsequent quarterly appraisals include less documentation but take into account all relevant information and consist of a physical inspection, a valuation based on the most relevant of the three above methods, usually the income method, performance record and an assessment of any relevant market changes. Interim monthly valuations also take into account physical or economic changes respecting a property which we believe would have a material effect on its market value. Quarterly appraisals are prepared primarily by staff appraisers. Staff appraisals are submitted to one of three designated third-party appraisal firms which also physically inspect those properties periodically. These appraisal firms provide Equitable Real Estate with a written statement of concurrence annually.

Partnership equities are valued at Prime Property Fund's equity in the net assets of the partnerships in accordance with the valuation procedures described above.

During the past five years, on average, net proceeds (equal to sales price minus sales expenses) from sales of properties in which Equitable Life retains no equity interest were equal to approximately 94.9% of their most recent quarterly valuation. In some cases, Prime Property Fund has received purchase money mortgages for a portion of the sales price.

Mortgage and construction loans receivable are valued by comparing the loan rate of interest to market rates for loans of comparable quality and duration, giving consideration to the value of the underlying security.

See Note B2 to the Financial Statements of Separate Account No. 8 (Prime Property Fund) in this SAI for more information about the valuation of investments in Prime Property Fund.

SUMMARY OF UNIT VALUES FOR THE FUNDS

THE EQUITY FUNDS. Set forth below are Unit Values for the Growth Equity, Aggressive Equity, Balanced, ADA Foreign and Equity Index Funds, computed to the nearest cent on the last business day of the periods

                               SAI-19
specified. The value of a Growth Equity Fund Unit was established at $10.00 on January 1, 1968, the date the Program first became available. The Aggressive Equity and Balanced Fund Unit Values under the Program were established at $10.00 on May 1, 1985, the date on which Separate Account Nos. 3 (Pooled) and 10 (Pooled) were first made available under the Program to fund the Aggressive Equity and Balanced Funds, respectively. The ADA Foreign Fund Unit Value was established at $10.00 on March 2, 1992, the date the ADA Foreign Fund began operations. The Equity Index Fund Unit Value was established at $10.00 on February 1, 1994, the date the Equity Index Fund began operations. The Lifecycle Funds' Unit Values were established at $10.00 on May 1, 1995, the date these Funds began operation. Since the Lifecycle Funds and the Lifecycle Fund Group Trusts have had no prior operations, Unit Values for the Lifecycle Funds are not provided.

Hypothetical Unit Values have been approximated for the Aggressive Equity and Balanced Funds for periods prior to the availability of those Funds under the Program by using the actual performance of Separate Account Nos. 3 (Pooled) and 10 (Pooled), respectively, for those periods and making adjustments to reflect an approximation of the asset-based charges that would have applied under the Program during those periods. In order to approximate the historical effect of those charges, we applied the ratio of expenses to average net assets actually experienced by the Growth Equity Fund during these periods to the historical investment experience of Separate Account Nos. 3 (Pooled) and 10 (Pooled). For information about these ratios, see Condensed Financial Information in the prospectus. You should note that these ratios generally increased during the periods shown. See Deductions and Charges in the prospectus for a description of the charges which will apply. The Program's interest in Separate Account No. 10 (Pooled) was transferred to Separate Account No. 190 at the close of business on January 31, 1991 at the Unit Value then in effect. Hypothetical Unit Values for the ADA Foreign Fund for periods prior to March 2, 1992 assume that the Fund's assets are invested 95% in the Templeton Foreign Fund and 5% in Separate Account No. 2A . Hypothetical Unit Values for periods prior to the availability of the ADA Foreign Fund and the Equity Index Fund under the Program were calculated by applying the Program expense charge during those periods plus .15% in estimated other expenses to the historical investment experience of the Templeton Foreign Fund and Separate Account No. 2A for the ADA Foreign Fund, and to the historical investment experience of the Seven Seas S&P 500 Index Fund (from its first full year of operations) for the Equity Index Fund.

                                       UNIT VALUES OF THE EQUITY FUNDS
LAST BUSINESS     GROWTH EQUITY    AGGRESSIVE      BALANCED    ADA FOREIGN    EQUITY INDEX
DAY OF                FUND       EQUITY FUND (A)   FUND (B)     FUND (C)        FUND (D)
---------------  -------------  ---------------  ----------  -------------  --------------
1985             $ 59.30        $11.16           $11.56      $ 3.56         --
1986               67.10         11.24            13.33        4.52         --
1987               70.48         10.89            12.52        5.56         --
1988               81.94         11.02            14.27        6.70         --
1989              117.90         16.08            17.92        8.62         --
1990              103.88         17.37            17.67        8.33         --
1991              156.93         32.26            24.98        9.74         --
1992              157.79         31.03            24.34        9.81         $9.06
1993              187.30         35.30            27.06       13.08         9.64
1994              183.07         33.69            24.62       13.01         9.71
March 1995        195.57         35.70            25.77       13.04         10.60

   (a) Unit Values reflect hypothetical performance through April 30, 1985 and actual performance thereafter.

                               SAI-20

   (b) Unit Values reflect hypothetical performance under Separate Account No. 10 (Pooled) through April 30, 1985, and actual performance under Separate Account No. 10 (Pooled) through January 31, 1991 and actual performance of Separate Account No. 190 after January 31, 1991. The Program's interest in Separate Account No. 10 (Pooled) was transferred to Separate Account No. 190 at the close of business on January 31, 1991, at the Unit Value then in effect.

   (c) For periods prior to March 2, 1992, Unit Values reflect hypothetical performance.

   (d) For periods prior to February 1, 1994, Unit Values reflect hypothetical performance.

THE REAL ESTATE FUND. The Real Estate Fund Unit Value was established at $10.00 on August 29, 1986, the date the Real Estate Fund began operations. Set forth below are Unit Values for the Real Estate Fund, computed to the nearest cent on the last business day of the periods specified. For periods before the Real Estate Fund commenced operations, because it had no actual historical performance record which would reflect investment experience and the deduction of fees and charges, we have calculated hypothetical performance for the Real Estate Fund based on the actual performance of Prime Property Fund and on the assumptions described below.

First, we have assumed that, for periods prior to August 29, 1986, 90% of the Real Estate Fund's assets were invested in Prime Property Fund and that 10% were invested in our Separate Account No. 2A, described in the prospectus.

We have also approximated the asset-based fees which would have applied under the Program for the periods shown and applied them to the hypothetical investment experience of the Real Estate Fund. For 1985 through August 28, 1986, we have assumed those charges were equal to the average Program Expense Charge for each year, plus a 1.10% investment management fee for the Real Estate Fund, plus the .25% administration fee applicable to the Real Estate Fund. See Deductions and Charges in the prospectus for more information about the charges that apply to the Real Estate Fund.

                     UNIT VALUES OF THE REAL ESTATE FUND

 LAST BUSINESS
     DAY OF        UNIT VALUE*
---------------  -------------
1985             $ 9.58
1986              10.07
1987              10.84
1988              11.37
1989              12.29
1990              12.53
1991              11.44
1992              10.85
1993              10.50
1994              10.88
March 1995        10.99

   (*) Unit Values reflect hypothetical performance through August 28, 1986 and actual performance thereafter. For 1985, hypothetical Unit Values were determined as of December 31. For periods after 1985, Unit Values are the actual Unit Values last determined before the date shown, which determination normally will have been from five to ten days after the end of the preceding month. Consequently, the Unit Values for years ending after 1985 may differ from the Unit Values presented in Condensed Financial Information in the prospectus.

                               SAI-21

PRIME PROPERTY FUND. Set forth below are the unit values of Prime Property Fund, computed to the nearest cent on the last business day of the periods specified. The value of a Prime Property Fund unit was established at $1,000.00 on August 20, 1973, the date on which it commenced operations. Unit values are shown without deduction for investment management fees.

                      UNIT VALUES OF PRIME PROPERTY FUND

 LAST BUSINESS
     DAY OF        UNIT VALUE
---------------  ------------
      1985       $4,086.96
      1986        4,431.87
      1987        4,848.46
      1988        5,260.89
      1989        5,765.73
      1990        5,786.40
      1991        5,367.19
      1992        5,177.99
      1993        5,287.69
      1994        5,643.72

GROWTH EQUITY, AGGRESSIVE EQUITY AND BALANCED FUND TRANSACTIONS

The Growth Equity, Aggressive Equity and Balanced Funds are charged for securities brokers' commissions, transfer taxes and other fees relating to securities transactions. Transactions in equity securities for a Fund are executed primarily through brokers that receive a commission paid by the Fund. The brokers are selected by Alliance Capital Management L.P. ("Alliance") and Equitable Life. For 1994 and 1993 the Growth Equity Fund paid $4,738,796 and $3,407,006, respectively, in brokerage commissions; and the Aggressive Equity Fund paid $908,990 and $616,015, respectively, in brokerage commissions. For 1994 and 1993, the Balanced Fund paid $128,466 and $129,707, respectively, in brokerage commissions.

Alliance and Equitable Life seek to obtain the best price and execution of all orders placed for the portfolios of the funds, considering all the circumstances. If transactions are executed in the over-the- counter market, they will deal with the principal market makers, unless more favorable prices or better execution is otherwise obtainable. There are occasions on which portfolio transactions for the Funds may be executed as part of concurrent authorizations to purchase or sell the same security for certain other accounts or clients advised by Alliance and Equitable Life. These concurrent authorizations potentially can be either advantageous or disadvantageous to the Funds. When the concurrent authorizations occur, the objective is to allocate the executions among the Funds and the other accounts in a fair manner.

We also consider the amount and quality of securities research services provided by a broker. Typical research services include general economic information and analyses and specific information on and analyses of companies, industries and markets. Factors in evaluating research services include the diversity of sources used by the broker and the broker's experience, analytical ability, and professional stature. The receipt of research services from brokers tends to reduce our expenses in managing the Funds. This is taken into account when setting the expense charges.

Brokers who provide research services may charge somewhat higher commissions than those who do not. However, we will select only brokers whose commissions we believe are reasonable in all the circumstances. Of the brokerage commissions paid by the Growth Equity, Aggressive Equity and Balanced Funds during 1994, $1,206,667, $236,873 and $37,323, respectively, were paid to brokers providing research services on transactions of $583,662,157, $62,548,119 and $16,631,405, respectively.

                               SAI-22

We periodically evaluate the services provided by brokers and prepare internal proposals for allocating among those various brokers business for all the accounts we manage or advise. That evaluation involves consideration of the overall capacity of the broker to execute transactions, its financial condition, its past performance and the value of research services provided by the broker in servicing the various accounts advised or managed by us. We have no binding agreements with any firm as to the amount of brokerage business which the firm may expect to receive for research services or otherwise. There may, however, be understandings with certain firms that we will continue to receive services from such firms only if such firms are allocated a certain amount of brokerage business. We may try to allocate such amounts of business to such firms to the extent possible in accordance with the policies described above.

Research information obtained by us may be used in servicing all accounts under our management, including our general account. Similarly, not all research provided by a broker or dealer with which the Funds transact business will necessarily be used in connection with those Funds.

When making securities transactions for Funds that do not involve paying a brokerage commission (such as the purchase of short-term debt securities), we seek to obtain prompt execution in an effective manner at the best price. Subject to this general objective, we may give orders to dealers or underwriters who provide investment research. None of the Funds will pay a higher price, however, and the fact that we may benefit from such research is not considered in setting the expense charges.

In addition to using brokers and dealers to execute portfolio securities transactions for accounts we manage, we may enter into other types of business transactions with brokers or dealers. These other transactions will be unrelated to allocation of the Funds' portfolio transactions.

PRIME PROPERTY FUND TRANSACTIONS

Prime Property Fund is charged separately for fees paid to independent property managers, outside legal expenses, operating expenses, real estate taxes and insurance premiums. In addition, Prime Property Fund reimburses Equitable Life for certain direct expenses and pays property management and leasing fees associated with Equitable Life's management of some properties held in Prime Property Fund.

INVESTMENT MANAGEMENT FEE

The table below shows the amount we received under the investment management fee under the Program during each of the last three years. These figures include charges for financial accounting. See Deductions and Charges in the prospectus.

 FUND                   1994        1993
------------------  ----------  ----------
Growth Equity ..... $632,720    $819,035
Aggressive Equity    209,181     256,490
Balanced ..........  341,102     374,554
ADA Foreign .......   40,815      54,409
Equity Index Fund*       788          --
Real Estate .......   39,344      54,761

    *   The Equity Index Fund became available on February 1, 1994.

                               SAI-23

UNDERWRITER

Equico Securities, Inc. (Equico), a wholly-owned subsidiary of Equitable Life, may be deemed to be the principal underwriter of separate account units under the group annuity contract. Equico is registered with the SEC as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. Equico's principal business address is 1755 Broadway, New York, NY 10019. The offering of the units under the contract is continuous. No underwriting commissions have been paid during any of the last three fiscal years with respect to units of interest under the contract. See Deductions and Charges in the prospectus.

OUR MANAGEMENT

Equitable Life is managed by a Board of Directors which is elected by its shareholders. Its directors and certain of its executive officers and their principal occupations are as follows:

 DIRECTORS
NAME                                   PRINCIPAL OCCUPATION
-----------------------------  ----------------------------------------------------------------------
 Claude Bebear                 Chairman and Chief Executive Officer, AXA
 Christopher Brocksom          Chief Executive Officer, AXA Equity & Law Life Assurance Society
 Francoise Colloc'h            Executive Vice President--Culture--Management--Communications, AXA
*Henri de Castries             Executive Vice President--Finance, AXA
 Joseph L. Dionne              Chairman and Chief Executive Officer, McGraw-Hill, Inc.
*William T. Esrey              Chairman and Chief Executive Officer, Sprint Corporation
 Jean-Rene Fourtou             Chairman and Chief Executive Officer, Rhone Paulenc, S.A.
 Norman C. Francis             President, Xavier University of Louisiana
 Donald J. Greene              Counselor-at-Law, Partner, Le Boeuf, Lamb, Greene & MacRae
 John T. Hartley               Chairman and Chief Executive Officer, Harris Corporation
*John H. F. Haskell, Jr.       Director and Managing Director, Dillon, Read & Co., Inc.
*W. Edwin Jarmain              President, Jarmain Group Inc.
 Don Johnston                  Retired Chairman and Chief Executive Officer, JWT Group, Inc.
*Winthrop Knowlton             Chairman, Knowlton Brothers, Inc.
 Arthur L. Liman               Counselor-at-Law, Partner, Paul, Weiss, Rifkind, Wharton & Garrison
 George T. Lowy                Counselor-at-Law, Partner, Cravath, Swaine & Moore
 Didier Pineau-Valencienne     Chairman and Chief Executive Officer, Schneider, S.A.
*George J. Sella, Jr.          Retired Chairman and Chief Executive Officer, American Cyanamid
                               Company
*Dave H. Williams              Chairman and Chief Executive Officer, Alliance Capital Management,
                               L.P.

   *Member of Equitable's Investment Committee.

                               SAI-24

Unless otherwise indicated, the following persons have been involved in the management of Equitable Life in various executive positions during the last five years.

 OFFICER-DIRECTORS
NAME                               PRINCIPAL OCCUPATION
-------------------------  ------------------------------------------------------------------------
*Richard H. Jenrette       Chairman of the Board and Chief Executive Officer, The Equitable
                           Companies Incorporated; Chairman of the Executive Committee, Equitable
                           Life; Chairman of the Board, Donaldson, Lufkin & Jenrette, Inc.,
*Joseph J. Melone          President and Chief Operating Officer, The Equitable Companies
                           Incorporated; Chairman of the Board and Chief Executive Officer,
                           Equitable Life; prior thereto, President, The Prudential Insurance
                           Company of America
 James M. Benson           President and Chief Operating Officer, Equitable Life; prior thereto,
                           President, Management Compensation Group
 Jerry M. de St. Paer      Executive Vice President and Chief Financial Officer
 Robert E. Garber          Executive Vice President and General Counsel
 William T. McCaffrey      Executive Vice President and Chief Administrative Officer
 Brian S. O'Neil           Executive Vice President and Chief Investment Officer
 Jose Suquet               Executive Vice President and Chief Agency Officer
 Gordon G. Dinsmore        Senior Vice President
 Alvin H. Fenichel         Senior Vice President and Controller
 J. Thomas Liddle, Jr.     Senior Vice President
 Kevin R. Byrne            Vice President and Treasurer
 Paul J. Flora             Vice President and Auditor
 Molly K. Heines           Vice President and Secretary

   *    Member of Equitable Life's Investment Committee.

                               SAI-25

                             FINANCIAL STATEMENTS

The financial statements of Equitable Life included in this Statement of Additional Information should be considered only as bearing upon the ability of Equitable Life to meet its obligations under the group annuity contract. They should not be considered as bearing upon the investment experience of the Funds. The financial statements of Separate Account Nos. 3 (Pooled), 4 (Pooled), 190, 30 (Pooled), and 191 reflect applicable fees, charges and other expenses under the Program as in effect during the periods covered and, except in the case of Separate Account No. 190, they also reflect the charges against the accounts made in accordance with the terms of all other contracts participating in the respective separate accounts. The financial statements of Separate Account No. 8 (Prime Property Fund) reflect charges against the account made in accordance with the terms of all other contracts participating in the account; there are no Program fees charged against Separate Account No. 8.

SEPARATE ACCOUNT NOS. 3 (POOLED) 4 (POOLED), 190 AND 191 (THE AGGRESSIVE EQUITY, GROWTH EQUITY, BALANCED AND ADA FOREIGN):

     Report of Independent Accountants .................................................................. SAI-28
Separate Account No. 3 (Pooled) (The Aggressive Equity Fund):
     Statement of Assets and Liabilities, December 31, 1994 ............................................. SAI-29
     Statements of Operations and Changes in Net Assets for the Years Ended December 31, 1994, and 1993   SAI-30
     Portfolio of Investments, December 31, 1994 ........................................................ SAI-31
Separate Account No. 4 (Pooled) (The Growth Equity Fund):
     Statement of Assets and Liabilities, December 31, 1994 ............................................. SAI-35
     Statements of Operations and Changes in Net Assets for the Years Ended December 31, 1994, and 1993   SAI-36
     Portfolio of Investments, December 31, 1994 ........................................................ SAI-37
Separate Account No. 190 (The Balanced Fund):
     Statement of Assets and Liabilities, December 31, 1994 ............................................. SAI-42
     Statements of Operations and Changes in Net Assets for the Years Ended December 31, 1994, and 1993   SAI-43
     Portfolio of Investments, December 31, 1994 ........................................................ SAI-44
Separate Account No. 191 (The ADA Foreign Fund):
     Statement of Assets and Liabilities, December 31, 1994 ............................................. SAI-48
     Statements of Operations and Changes in Net Assets for the Years Ended December 31, 1994, and 1993   SAI-49
Separate Account Nos. 3 (Pooled), 4 (Pooled), 190 and 191
     Notes to Financial Statements ...................................................................... SAI-50
SEPARATE ACCOUNT NO. 30 (POOLED) (THE REAL ESTATE FUND):
     Report of Independent Accountants .................................................................. SAI-54
     Statements of Assets and Liabilities, December 31, 1994 and 1993 ................................... SAI-55
     Statements of Operations and Changes in Net Assets for the Years Ended December 31, 1994 and 1993  . SAI-56
     Statements of Cash Flows for the Years Ended December 31, 1994 and 1993 ............................ SAI-57
     Statement of Investments and Net Assets, December 31, 1994 ......................................... SAI-58
     Notes to Financial Statements ...................................................................... SAI-59
SEPARATE ACCOUNT NO. 8 (PRIME PROPERTY FUND):
     Report of Independent Accountants .................................................................. SAI-60
     Statement of Independent Appraisers ................................................................ SAI-61
     Statements of Assets and Liabilities, December 31, 1994 and 1993 ................................... SAI-62
     Statements of Operations and Changes in Net Assets for the Years Ended December 31, 1994 and 1993  . SAI-63
     Statements of Cash Flows for the Years Ended December 31, 1994 and 1993 ............................ SAI-64
     Notes to Financial Statements ...................................................................... SAI-65
     Schedule X: Supplementary Income Statement Information, December 31, 1994 and 1993  ................ SAI-74
     Schedule XII: Mortgage Loans Receivable on Real Estate, December 31, 1994 and 1993  ................ SAI-75

                               SAI-26





THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES:
     Report of Independent Accountants .................................................................. SAI-76
     Independent Auditors' Report ....................................................................... SAI-77
     Consolidated Balance Sheets, December 31, 1994 and 1993 ............................................ SAI-78
     Consolidated Statements of Earnings for the Years Ended December 31, 1994, 1993 and 1992  .......... SAI-79
     Consolidated Statements of Shareholder's Equity for the Years Ended December 31, 1994, 1993 and
       1992 ............................................................................................. SAI-80
     Consolidated Statements of Cash Flows for the Years Ended December 31, 1994, 1993 and 1992  ........ SAI-81
     Notes to Consolidated Financial Statements ......................................................... SAI-82

                               SAI-27

To the Board of Directors of The Equitable Life Assurance Society of the United States and the Participants in the American Dental
Association Members Retirement Program

In our opinion, the accompanying statements of assets and liabilities, including the portfolios of investments, and the related statements of operations and changes in net assets present fairly, in all material respects, the financial position of Separate Account Nos. 3, 4, 190 and 191 of The Equitable Life Assurance Society of the United States ("Equitable") at December 31, 1994 and each of their results of operations and changes in net assets for each of the two years in the period then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of Equitable's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 1994 by correspondence with the custodian and brokers and the application of alternative auditing procedures where confirmations from brokers were not received, provide a reasonable basis for the opinion expressed above.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The selected per unit information (appearing under "Condensed Financial Information" in the prospectus) is presented for the purpose of satisfying regulatory reporting requirements and is not a required part of the basic financial statements. Such selected per unit information has been subjected to auditing procedures applied during the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PRICE WATERHOUSE LLP
New York, New York
March 15, 1995

                               SAI-28

SEPARATE ACCOUNT NO. 3 (POOLED) (THE AGGRESSIVE EQUITY FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
Statement of Assets and Liabilities
December 31, 1994

-----------------------------------------------------------------------------

 ASSETS:
Investments (Notes 2 and 3):
  Common stocks--at value
   (cost: $264,068,264)  ............................ $306,610,630
  Participation in Separate Account No. 2A--at
   amortized
   cost, which approximates market value, equivalent
   to 33,078 units at $227.94  ......................    7,539,960
Cash ................................................      528,733
Receivables:
  Securities sold ...................................      664,845
  Dividends .........................................       76,098
  --------------------------------------------------- --------------
    Total assets ....................................  315,420,266
  --------------------------------------------------- --------------
LIABILITIES:
Payables:
  Securities purchased ..............................      467,720
  Due to Equitable Life's General Account ...........    5,413,617
  Investment management fees payable ................        2,599
Accrued expenses ....................................      143,033
  --------------------------------------------------- --------------
    Total liabilities ...............................    6,026,969
                                                      --------------
NET ASSETS .......................................... $309,393,297
  =================================================== ==============

See Notes to Financial Statements.

                               SAI-29

SEPARATE ACCOUNT NO. 3 (POOLED)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
Statements of Operations and Changes in Net Assets
-----------------------------------------------------------------------------

                                                                               YEAR ENDED DECEMBER 31,
                                                                                1994             1993
------------------------------------------------------------------------  ---------------  ---------------
FROM OPERATIONS:
INVESTMENT INCOME (NOTE 2):
Dividends (net of foreign taxes withheld--1994: $19,204 and 1993:
 $13,359) ............................................................... $   1,382,831    $   1,350,949
Interest ................................................................       262,574          727,701
------------------------------------------------------------------------  ---------------  ---------------
Total ...................................................................     1,645,405        2,078,650
EXPENSES -- (NOTE 4) ....................................................    (4,244,367)      (3,549,846)
------------------------------------------------------------------------  ---------------  ---------------
NET INVESTMENT LOSS .....................................................    (2,598,962)      (1,471,196)
------------------------------------------------------------------------  ---------------  ---------------
REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS (NOTE 2):
Realized gain (loss) from security transactions .........................    (7,572,930)      18,767,162
------------------------------------------------------------------------  ---------------  ---------------
Unrealized appreciation (depreciation) of investments:
 Beginning of year ......................................................    46,444,593       28,511,137
 End of year ............................................................    42,542,366       46,444,593
------------------------------------------------------------------------  ---------------  ---------------
Change in unrealized appreciation/depreciation ..........................    (3,902,227)      17,933,456
------------------------------------------------------------------------  ---------------  ---------------
NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS ..................   (11,475,157)      36,700,618
------------------------------------------------------------------------  ---------------  ---------------
Increase (decrease) in net assets attributable to operations  ...........   (14,074,119)      35,229,422
------------------------------------------------------------------------  ---------------  ---------------
FROM CONTRIBUTIONS AND WITHDRAWALS:
Contributions ...........................................................   213,517,834      170,864,879
Withdrawals .............................................................  (179,711,235)    (143,807,823)
------------------------------------------------------------------------  ---------------  ---------------
Increase in net assets attributable to contributions and withdrawals  ...    33,806,599       27,057,056
------------------------------------------------------------------------  ---------------  ---------------
INCREASE IN NET ASSETS ..................................................    19,732,480       62,286,478
NET ASSETS -- BEGINNING OF YEAR .........................................   289,660,817      227,374,339
------------------------------------------------------------------------  ---------------  ---------------
NET ASSETS -- END OF YEAR ............................................... $ 309,393,297    $ 289,660,817
========================================================================  ===============  ===============

See Notes to Financial Statements.

                               SAI-30

SEPARATE ACCOUNT NO. 3 (POOLED)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
Portfolio of Investments
December 31, 1994

                                                NUMBER OF    VALUE
                                                 SHARES     (NOTE 3)
--------------------------------------------  -----------  ------------
COMMON STOCKS:
 BASIC MATERIALS (0.5%)
 Steel
A.K. Steel Holding Corp.* ...................  52,800      $ 1,623,600
                                                           ------------
BUSINESS SERVICES
 Printing, Publishing & Broadcasting (8.6%)
IVI Publishing, Inc.* .......................  44,700          514,050
Playboy Enterprises, Inc.* ..................  77,200          810,600
Viacom Inc. (Class B)* ...................... 623,445       25,327,453
                                                           ------------
                                                            26,652,103
                                                           ------------
PROFESSIONAL SERVICES (4.2%)
ADT Ltd.* ................................... 624,500        6,713,375
ADVO, Inc. .................................. 163,175        2,814,769
Catalina Marketing Corp.* ...................  62,700        3,487,687
                                                           ------------
                                                            13,015,831
                                                           ------------
TRUCKING, SHIPPING (0.7%)
Airborne Freight Corp. ......................  98,800        2,025,400
                                                           ------------
TOTAL BUSINESS SERVICES (13.5%) .............               41,693,334
                                                           ------------
CAPITAL GOODS (0.3%)
 Building Materials & Forest Products
Universal Forest Products, Inc. ............. 126,600          822,900
                                                           ------------
CONSUMER CYCLICALS
 Apparel, Textile (4.2%)
Nine West Group, Inc.* ...................... 230,400        6,537,600
Phillips Van Heusen Corp. ................... 132,300        2,017,575
Tommy Hilfiger Corp.* ....................... 100,700        4,544,087
                                                           ------------
                                                            13,099,262
                                                           ------------
AUTO-RELATED (1.1%)
Superior Industries International, Inc.  .... 133,400        3,518,425
                                                           ------------
FOOD SERVICES, LODGING (1.7%)
Hospitality Franchise Systems* .............. 143,800        3,810,700
Host Marriott Corp.* ........................ 164,900        1,587,162
                                                           ------------
                                                             5,397,862
                                                           ------------
HOUSEHOLD FURNITURE, APPLIANCES (4.1%)
Ethan Allen Interiors, Inc.* ................  72,600        1,760,550
Heilig Meyers Co. ........................... 152,562        3,852,190
Industrie Natuzzi (ADR) ..................... 204,900        6,966,600
                                                           ------------
                                                            12,579,340
                                                           ------------
LEISURE-RELATED (5.8%)
CUC International, Inc.* .................... 401,700       13,456,950
Heritage Media Corp. (Class A)* ............. 138,175        3,713,453
Marker International* .......................  50,500          378,750
Savoy Pictures Entertainment, Inc.*  ........  61,500          399,750
                                                           ------------
                                                            17,948,903
                                                           ------------

                               SAI-31

Separate Account No. 3 (Pooled)
of The Equitable Life Assurance Society of the United States
Portfolio of Investments
December 31, 1994

                                                NUMBER OF     VALUE
                                                 SHARES      (NOTE 3)
--------------------------------------------  -----------  ------------
RETAIL-GENERAL (5.2%)
Bombay Co., Inc.* ........................... 422,500      $ 4,277,812
Home Shopping Network, Inc.* ................ 205,200        2,052,000
Office Depot, Inc.* ......................... 400,850        9,620,400
                                                           ------------
                                                            15,950,212
                                                           ------------
TOTAL CONSUMER CYCLICALS (22.1%) ............               68,494,004
                                                           ------------
CONSUMER NONCYCLICALS
 Hospital Supplies & Services (13.0%)
Bard (C.R.), Inc. ........................... 113,400        3,061,800
Boston Scientific Corp.* .................... 444,100        7,716,237
Coastal Healthcare Group* ...................  98,000        2,682,750
Guidant Corp.* .............................. 132,000        2,112,000
Healthwise of America, Inc.* ................  83,445        2,753,685
Incontrol, Inc.* ............................  70,000          717,500
National Health Laboratories Holdings, Inc.   697,500        9,241,875
Saint Jude Medical, Inc. ....................  90,400        3,593,400
Sun Healthcare Group, Inc.* ................. 133,200        3,379,950
Surgical Care Affiliates, Inc. .............. 242,900        4,918,725
                                                           ------------
TOTAL CONSUMER NONCYCLICALS (13.0%)  ........               40,177,922
                                                           ------------
CREDIT-SENSITIVE
 Banks (4.0%)
Mellon Bank Corp. ........................... 405,255       12,410,934
                                                           ------------
FINANCIAL SERVICES (0.5%)
Edwards (A.G.), Inc. ........................  94,100        1,693,800
                                                           ------------
INSURANCE (4.4%)
CNA Financial Corp.* ........................ 208,800       13,545,900
                                                           ------------
TOTAL CREDIT-SENSITIVE (8.9%) ...............               27,650,634
                                                           ------------
ENERGY
 Coal & Gas Pipelines (0.8%)
Cabot Oil and Gas Corp. .....................  76,900        1,115,050
Questar Corp. ...............................  46,300        1,273,250
                                                           ------------
                                                             2,388,300
                                                           ------------
OIL-DOMESTIC (4.5%)
Diamond Shamrock, Inc. ...................... 241,200        6,241,050
Louisiana Land & Exploration Co. ............  62,800        2,284,350
Nuevo Energy Company* ....................... 129,300        2,327,400
Snyder Oil Corp. ............................  82,700        1,230,162
Tosco Corp. .................................  59,700        1,738,763
                                                           ------------
                                                            13,821,725
                                                           ------------
OIL-INTERNATIONAL (0.5%)
Arethusa Ltd.* .............................. 128,600        1,438,712
                                                           ------------

                               SAI-32

Separate Account No. 3 (Pooled)
of The Equitable Life Assurance Society of the United States
Portfolio of Investments
December 31, 1994

                                                NUMBER OF   VALUE (NOTE
                                                 SHARES          3)
--------------------------------------------  -----------  ------------
OIL-SUPPLIES & CONSTRUCTION (7.0%)
BJ Services Co. .............................    54,500    $    919,687
Coflexip ....................................   137,500       3,196,875
Global Marine, Inc.* ........................ 1,747,800       6,335,775
Noble Drilling Corp.* .......................   453,300       2,663,138
Reading & Bates Corp.* ......................   193,700       1,162,200
Rowan Cos., Inc.* ........................... 1,010,300       6,188,088
Sonat Offshore Drilling, Inc. ...............    82,900       1,471,475
                                                           ------------
                                                             21,937,238
                                                           ------------
TOTAL ENERGY (12.8%) ........................                39,585,975
                                                           ------------
TECHNOLOGY
 ELECTRONICS (11.4%)
Altera Corp.* ...............................    32,800       1,373,500
American Superconductor Corp.* ..............   104,900       2,596,275
Applied Materials, Inc.* ....................    66,600       2,813,850
Bay Networks, Inc.* .........................    66,803       1,970,689
Cisco Systems, Inc.* ........................    85,000       2,985,625
EMC Corp.* ..................................   459,100       9,928,038
Lam Research Corp.* .........................    64,500       2,402,625
LSI Logic Corp.* ............................    25,900       1,045,713
Sensormatic Electronics Corp. ...............   284,250      10,233,000
                                                           ------------
                                                             35,349,315
                                                           ------------
OFFICE EQUIPMENT (0.7%)
Symantec Corp.* .............................   120,300       2,105,250
                                                           ------------
OFFICE EQUIPMENT SERVICES (0.9%)
Informix Corp.* .............................    12,000         385,500
Lotus Development Corp.* ....................    54,100       2,218,100
                                                           ------------
                                                              2,603,600
                                                           ------------
TELECOMMUNICATIONS (15.0%)
American Satellite Network-Warrants*  .......     9,550               0
BCE Mobile Communications, Inc.* ............   110,028       3,490,462
Cellular Communications, Inc. (Class A)*  ...   175,700       9,399,950
DSC Communications Corp.* ...................    66,700       2,392,863
Mannesmann AG (ADR) .........................    41,200      11,165,200
MFS Communications Co., Inc.* ...............    53,800       1,761,950
Millicom International Cellular S.A.*  ......   142,060       4,279,558
Qualcomm, Inc.* .............................    80,800       1,939,200
Scientific Atlanta, Inc. ....................   336,200       7,060,200
United States Cellular Corp.* ...............   107,400       3,517,350
Vanguard Cellular Systems, Inc. (Class A)*  .    58,150       1,497,363
                                                           ------------
                                                             46,504,096
                                                           ------------
TOTAL TECHNOLOGY (28.0%) ....................                86,562,261
                                                           ------------
TOTAL COMMON STOCKS (99.1%)
  (Cost $264,068,264) .......................               306,610,630
                                                           ------------

                               SAI-33

Separate Account No. 3 (Pooled)
of The Equitable Life Assurance Society of the United States
Portfolio of Investments
December 31, 1994

                                                                      VALUE (NOTE 3)
---------------------------------------------------                  --------------
PARTICIPATION IN SEPARATE ACCOUNT NO. 2A,
  at amortized cost, which approximates market
 value,
  equivalent to 33,078 units at $227.94 each (2.4%)                  $  7,539,960
                                                                     --------------
TOTAL INVESTMENTS (101.5%)
 (Cost/Amortized Cost $271,608,224) ................                  314,150,590
CASH AND RECEIVABLES LESS LIABILITIES (-1.5%)  .....                   (4,757,293)
                                                                     --------------
NET ASSETS (100.0%) ................................                 $309,393,297
                                                                     ==============
*Non-income producing.


   See Notes to Financial Statements.

                               SAI-34

SEPARATE ACCOUNT NO. 4 (POOLED) (THE GROWTH EQUITY FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
Statement of Assets and Liabilities
December 31, 1994

-----------------------------------------------------------------------------

 ASSETS:
Investments (Notes 2 and 3):
  Common stocks--at value
   (cost: $1,562,978,777)  ................................................................. $1,606,904,907
  Long-term debt securities--at value (amortized cost: $40,495,793) ........................     38,401,875
  Participation in Separate Account No. 2A--at amortized cost, which approximates market
   value, equivalent to 4 units at $227.94  ................................................            947
Cash .......................................................................................     22,265,687
Receivables:
  Securities sold ..........................................................................     20,460,855
  Dividends ................................................................................      3,937,217
  Interest .................................................................................         75,222
  ------------------------------------------------------------------------------------------ ---------------
    Total assets ...........................................................................  1,692,046,710
  ------------------------------------------------------------------------------------------ ---------------
LIABILITIES:
Payables:
  Securities purchased .....................................................................     18,781,582
  Due to Equitable Life's General Account ..................................................      7,281,318
  Investment management fees payable .......................................................          5,913
Accrued expenses ...........................................................................        393,013
Amount retained by Equitable Life in Separate Account No. 4 (Note 1) .......................        992,535
  ------------------------------------------------------------------------------------------ ---------------
    Total liabilities ......................................................................     27,454,361
                                                                                             ---------------
Net Assets (Note 1):
Net assets attributable to participants' accumulations .....................................  1,647,814,162
Reserves and other contract liabilities attributable to annuity benefits  ..................     16,778,187
  ------------------------------------------------------------------------------------------ ---------------
NET ASSETS ................................................................................. $1,664,592,349
  ========================================================================================== ===============

See Notes to Financial Statements.

                               SAI-35

SEPARATE ACCOUNT NO. 4 (POOLED)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
Statements of Operations and Changes in Net Assets
-----------------------------------------------------------------------------

                                                                                 YEAR ENDED DECEMBER 31,
                                                                                  1994            1993
--------------------------------------------------------------------------  --------------  ---------------
FROM OPERATIONS:
INVESTMENT INCOME (NOTE 2):
Dividends (net of foreign taxes withheld--1994: $280,079 and 1993:
 $359,029) ................................................................ $   18,981,135  $   19,131,412
Interest ..................................................................        120,286         852,538
--------------------------------------------------------------------------  --------------  ---------------
Total .....................................................................     19,101,421      19,983,950
EXPENSES -- (NOTE 4) ......................................................    (14,943,802)    (14,099,401)
--------------------------------------------------------------------------  --------------  ---------------
NET INCOME ................................................................      4,157,619       5,884,549
--------------------------------------------------------------------------  --------------  ---------------
REALIZED AND UNREALIZED GAIN (LOSS) ON
 INVESTMENTS (NOTE 2):
Realized gain from security and foreign currency transactions  ............    121,640,003     286,492,193
--------------------------------------------------------------------------  --------------  ---------------
Unrealized appreciation (depreciation) of investments and foreign currency transactions:
 Beginning of year ........................................................    211,185,607     197,094,156
 End of year ..............................................................     41,831,973     211,185,607
--------------------------------------------------------------------------  --------------  ---------------
Change in unrealized appreciation/depreciation ............................   (169,353,634)     14,091,451
--------------------------------------------------------------------------  --------------  ---------------
NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS ....................    (47,713,631)    300,583,644
--------------------------------------------------------------------------  --------------  ---------------
Increase (decrease) in net assets attributable to operations  .............    (43,556,012)    306,468,193
--------------------------------------------------------------------------  --------------  ---------------
FROM CONTRIBUTIONS AND WITHDRAWALS:
Contributions .............................................................    435,940,867     408,026,090
Withdrawals ...............................................................   (528,069,361)   (623,196,599)
--------------------------------------------------------------------------  --------------  ---------------
Decrease in net assets attributable to contributions and withdrawals  .....    (92,128,494)   (215,170,509)
--------------------------------------------------------------------------  --------------  ---------------
Decrease in accumulated amount retained by
 Equitable Life in Separate Account No. 4 (Note 1) ........................        449,257         534,157
--------------------------------------------------------------------------  --------------  ---------------
INCREASE (DECREASE) IN NET ASSETS .........................................   (135,235,249)     91,831,841
NET ASSETS -- BEGINNING OF YEAR ...........................................  1,799,827,598   1,707,995,757
--------------------------------------------------------------------------  --------------  ---------------
NET ASSETS -- END OF YEAR ................................................. $1,664,592,349  $1,799,827,598
==========================================================================  ==============  ===============

See Notes to Financial Statements.

                               SAI-36

SEPARATE ACCOUNT NO. 4 (POOLED)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
Portfolio of Investments
December 31, 1994

                                                             NUMBER OF
                                                               SHARES     VALUE (NOTE 3)
---------------------------------------------------------  ------------  ---------------
COMMON STOCKS:
BASIC MATERIALS (0.3%)
CHEMICALS--SPECIALTY
Morton International, Inc. ...............................   200,000     $ 5,700,000
                                                                         ---------------
BUSINESS SERVICES
ENVIRONMENTAL CONTROL (0.4%)
Rollins Environmental Services, Inc.* .................... 1,254,700       6,116,663
                                                                         ---------------
PRINTING, PUBLISHING & BROADCASTING (1.4%)
Grupo Televisa S.A. (ADR) ................................    20,000         635,000
IVI Publishing, Inc.* ....................................   150,000       1,725,000
Viacom, Inc. (Class B)* ..................................   520,000      21,125,000
                                                                         ---------------
                                                                          23,485,000
                                                                         ---------------
TOTAL BUSINESS SERVICES (1.8%) ...........................                29,601,663
                                                                         ---------------
CAPITAL GOODS
BUILDING & CONSTRUCTION (1.2%)
Acme Landis Holdings ..................................... 3,000,000         360,581
Royal Plastics Group Ltd.* ...............................   945,500       7,414,365
Stone & Webster, Inc. ....................................   350,000      11,637,500
                                                                         ---------------
                                                                          19,412,446
                                                                         ---------------
ELECTRICAL EQUIPMENT (0.1%)
Johnson Electric Holdings ................................ 1,000,000       2,294,023
                                                                         ---------------
TOTAL CAPITAL GOODS (1.3%) ...............................                21,706,469
                                                                         ---------------
CONSUMER CYCLICALS
AIRLINES (1.0%)
Southwest Airlines Co. ...................................   750,000      12,562,500
UAL Corp.* ...............................................    41,800       3,652,275
                                                                         ---------------
                                                                          16,214,775
                                                                         ---------------
FOOD SERVICES, LODGING (0.2%)
Au Bon Pain, Inc.* .......................................   200,000       3,200,000
                                                                         ---------------
HOUSEHOLD FURNITURE, APPLIANCES (1.3%)
Industrie Natuzzi (ADR) ..................................   612,200      20,814,800
Semi Tech Global Ltd. ....................................   603,466       1,017,800
                                                                         ---------------
                                                                          21,832,600
                                                                         ---------------
LEISURE-RELATED (0.8%)
Mirage Resorts, Inc.* ....................................   600,000      12,300,000
Shun Tak Enterprises Corp. ............................... 1,500,000       1,066,236
                                                                         ---------------
                                                                          13,366,236
                                                                         ---------------
RETAIL-GENERAL (0.8%)
May Department Stores Co. ................................    20,000         675,000
Office Depot, Inc.* ......................................   450,000      10,800,000
Toys R Us, Inc.* .........................................    40,000       1,220,000
Westcorp. ................................................    78,000         711,750
                                                                         ---------------
                                                                          13,406,750
                                                                         ---------------
TOTAL CONSUMER CYCLICALS (4.1%) ..........................                68,020,361
                                                                         ---------------


                               SAI-37

Separate Account No. 4 (Pooled)
of The Equitable Life Assurance Society of the United States
Portfolio of Investments (Continued)
December 31, 1994

                                                             NUMBER OF
                                                               SHARES     VALUE (NOTE 3)
---------------------------------------------------------  ------------  ---------------
CONSUMER NONCYCLICALS
DRUGS (1.0%)
Astra AB Series A ........................................   325,000     $  8,397,738
Gensia Pharmaceuticals, Inc.* ............................ 1,241,800        5,277,650
Merck & Co., Inc. ........................................    75,000        2,859,375
                                                                         ---------------
                                                                           16,534,763
                                                                         ---------------
FOODS (0.0%)
Pokphand (CP) Co. ........................................   550,000          128,659
                                                                         ---------------
HOSPITAL SUPPLIES & SERVICES (5.6%)
Boston Scientific Corp.* .................................   182,600        3,172,675
Columbia HCA Healthcare Corp. ............................   540,000       19,710,000
Surgical Care Affiliates, Inc. ........................... 2,500,000       50,625,000
United Healthcare Corp. ..................................   425,000       19,178,125
                                                                         ---------------
                                                                           92,685,800
                                                                         ---------------
TOBACCO (11.1%)
Loews Corp. .............................................. 1,700,000      147,687,500
Philip Morris Cos., Inc. .................................   660,000       37,950,000
                                                                         ---------------
                                                                          185,637,500
                                                                         ---------------
TOTAL CONSUMER NONCYCLICALS (17.7%) ......................                294,986,722
                                                                         ---------------
CREDIT-SENSITIVE
BANKS (3.1%)
J.P. Morgan & Co., Inc. ..................................   915,600       51,273,600
                                                                         ---------------
FINANCIAL SERVICES (5.4%)
Autofinance Group, Inc.* ................................. 1,350,000       11,812,500
Edwards (A.G.), Inc. .....................................   220,000        3,960,000
Legg Mason, Inc. .........................................   825,000       17,531,250
Morgan Stanley Group, Inc. ...............................   720,000       42,480,000
Charles Schwab Corp. .....................................   350,000       12,206,250
Student Loan Marketing Association .......................    80,000        2,600,000
                                                                         ---------------
                                                                           90,590,000
                                                                         ---------------
INSURANCE (14.3%)
American International Group, Inc. .......................   200,000       19,600,000
CNA Financial Corp.* ..................................... 2,180,000      141,427,500
Life Re Corporation ......................................   625,000       11,015,625
NAC Re Corp. .............................................   400,000       13,400,000
Progressive Corp. ........................................   250,000        8,750,000
Travelers, Inc. .......................................... 1,234,700       40,127,750
Zenith National Insurance Corp. ..........................   129,000        2,934,750
                                                                         ---------------
                                                                          237,255,625
                                                                         ---------------
REAL ESTATE (2.5%)
AMLI Residential Property Trust ..........................   200,000        3,750,000
CBL & Associates Properties, Inc. ........................   250,000        5,156,250
First Industrial Realty Trust, Inc. ......................   100,000        1,950,000
JP Realty, Inc. ..........................................   300,000        6,300,000
Macerich Co. .............................................   265,000        5,664,375
Paragon Group, Inc. ......................................    50,000          950,000


                               SAI-38

Separate Account No. 4 (Pooled)
of The Equitable Life Assurance Society of the United States
Portfolio of Investments (Continued)
December 31, 1994

                                                             NUMBER OF
                                                               SHARES     VALUE (NOTE 3)
---------------------------------------------------------  ------------  ---------------
Spieker Properties, Inc. .................................   300,000     $  6,112,500
Summit Properties, Inc. ..................................   150,000        2,887,500
Tucker Properties Corp. ..................................    73,200          933,300
Walden Residential Properties, Inc. ......................   400,000        7,150,000
                                                                         ---------------
                                                                           40,853,925
                                                                         ---------------
UTILITY-GAS (0.6%)
ENRON Corp. ..............................................   328,600       10,022,300
                                                                         ---------------
UTILITY-TELEPHONE (5.2%)
Sprint Corp. .............................................   700,000       19,337,500
Telefonos de Mexico, L ...................................    80,000        3,280,000
Telephone & Data Systems, Inc. ........................... 1,400,000       64,575,000
                                                                         ---------------
                                                                           87,192,500
                                                                         ---------------
TOTAL CREDIT-SENSITIVE (31.1%) ...........................                517,187,950
                                                                         ---------------
ENERGY
COAL & GAS PIPELINES (0.1%)
Abraxas Petroleum Corp.* .................................   100,000          925,000
Enserch Corp. ............................................    76,200        1,000,125
                                                                         ---------------
                                                                            1,925,125
                                                                         ---------------
OIL-DOMESTIC (1.2%)
Enron Oil and Gas Co. ....................................   702,800       13,177,500
Murphy Oil Corp. .........................................   121,500        5,163,750
Wainoco Oil Corp.* .......................................   500,000        2,375,000
                                                                         ---------------
                                                                           20,716,250
                                                                         ---------------
OIL-INTERNATIONAL (2.4%)
Imperial Oil Ltd. ........................................   550,000       18,150,000
YPF Sociedad Anonima (ADR) ............................... 1,000,000       21,375,000
                                                                         ---------------
                                                                           39,525,000
                                                                         ---------------
OIL-SUPPLIES & CONSTRUCTION (7.5%)
Baker Hughes, Inc. ....................................... 1,500,000       27,375,000
Camco International, Inc. ................................   320,000        6,040,000
Energy Service, Inc.* .................................... 1,365,900       16,732,275
Global Marine, Inc.* ..................................... 1,000,000        3,625,000
Parker Drilling Co.* ..................................... 5,500,000       26,125,000
Reading & Bates Corp.* ................................... 1,390,100        8,340,600
Rowan Cos., Inc.* ........................................ 3,750,000       22,968,750
Schlumberger Ltd. ........................................   125,000        6,296,875
Seagull Energy Corp.* ....................................   150,000        2,868,750
Western Atlas, Inc.* .....................................   138,600        5,214,825
                                                                         ---------------
                                                                          125,587,075
                                                                         ---------------
RAILROADS (0.3%)
Southern Pacific Rail Corp.* .............................   250,000        4,531,250
                                                                         ---------------
UTILITY-GAS (0.6%)
Renaissance Energy Ltd.* .................................   478,000        9,243,094
                                                                         ---------------
TOTAL ENERGY (12.1%) .....................................                201,527,794
                                                                         ---------------

                               SAI-39

Separate Account No. 4 (Pooled)
of The Equitable Life Assurance Society of the United States
Portfolio of Investments (Continued)
December 31, 1994

                                                             NUMBER OF
                                                               SHARES     VALUE (NOTE 3)
---------------------------------------------------------  ------------  ---------------
TECHNOLOGY
ELECTRONICS (4.5%)
American Superconductor Corp.* ...........................      80,000   $    1,980,000
General Instrument Corp.* ................................   1,950,000       58,500,000
Sensormatic Electronics Corp. ............................     420,000       15,120,000
                                                                         ---------------
                                                                             75,600,000
                                                                         ---------------
OFFICE EQUIPMENT (0.0%)
Compaq Computer Corp.* ...................................      10,000          395,000
                                                                         ---------------
OFFICE EQUIPMENT SERVICES (0.2%)
Quarterdeck Office Systems* ..............................     840,000        2,625,000
                                                                         ---------------
TELECOMMUNICATIONS (23.4%)
American Satellite Network-Warrants* .....................      70,000                0
Associated Group, Inc. (Class A)* ........................      18,475          434,163
Associated Group, Inc. (Class B)* ........................      25,650          602,775
BCE Mobile Communications, Inc.* .........................     850,000       26,964,890
Bolt Beranek & Newman, Inc.* .............................     113,600        1,689,800
Cellular Communications, Inc. (Class A) ..................   1,122,000       60,027,000
Cellular Communications Puerto Rico, Inc.* ...............     310,000       10,385,000
International Cabletel, Inc.* ............................     120,000        3,330,000
Mannesmann AG ............................................      80,000       21,682,315
Mannesmann AG (ADR) ......................................     345,000       93,495,000
Millicom International Cellular S.A.* ....................     700,000       21,087,500
Qualcomm, Inc.* ..........................................     240,000        5,760,000
Rogers Cantel Mobile Communications, Inc. (Class B)
 (ADR)* ..................................................   1,060,000       30,905,625
Royal PTT Nederland NV (ADR) .............................      16,000          538,000
Scientific Atlanta, Inc. .................................   1,000,000       21,000,000
Teleglobe, Inc. ..........................................     115,000        1,557,655
United States Cellular Corp.* ............................   1,724,900       56,490,475
Vanguard Cellular Systems, Inc. (Class A)* ...............   1,305,000       33,603,750
                                                                         ---------------
                                                                            389,553,948
                                                                         ---------------
TOTAL TECHNOLOGY (28.1%) .................................                  468,173,948
                                                                         ---------------
TOTAL COMMON STOCKS (96.5%)
 (Cost $1,562,978,777) ...................................                1,606,904,907
                                                                         ---------------
                                                            PRINCIPAL
                                                              AMOUNT
                                                           ------------
LONG-TERM DEBT SECURITIES:
ENERGY (0.1%)
Oil-Domestic
Apache Corp.
 6.0% Conv., 2002 ........................................ $ 2,000,000        2,045,000
                                                                         ---------------
TECHNOLOGY
ELECTRONICS (2.2%)
General Instrument Corp.
 5.0% Conv., 2000 ........................................  24,850,000       33,236,875
Lam Research Corp.
 6.0% Conv. Sub. Deb., 2003 ..............................   2,000,000        3,120,000
                                                                         ---------------
TOTAL TECHNOLOGY (2.2%) ..................................                   36,356,875
                                                                         ---------------
TOTAL LONG-TERM DEBT SECURITIES (2.3%)
 (Amortized Cost $40,495,793) ............................                   38,401,875
                                                                         ---------------

                               SAI-40

SEPARATE ACCOUNT NO. 4 (POOLED)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
Portfolio of Investments (Concluded)
December 31, 1994

                                                                                              VALUE (NOTE 3)
---------------------------------------------------------------------------                  --------------
PARTICIPATION IN SEPARATE ACCOUNT NO. 2A,
  at amortized cost, which approximates
  market value, equivalent to 4 units
  at $227.94 each (0.0%) ...................................................                 $          947
                                                                                             --------------
TOTAL INVESTMENTS (98.8%)
 (Cost/Amortized Cost $1,603,475,517) ......................................                  1,645,307,729
CASH AND RECEIVABLES LESS LIABILITIES (1.2%) ...............................                     20,277,155
AMOUNT RETAINED BY EQUITABLE LIFE IN SEPARATE ACCOUNT NO. 4 (0.0%) (NOTE 1)
                                                                                                   (992,535)
                                                                                             --------------
NET ASSETS (100.0%) (NOTE 1) ...............................................                 $1,664,592,349
                                                                                             ==============
Reserves attributable to participants' accumulations .......................                 $1,647,814,162
Reserves and other contract liabilities attributable to annuity benefits  ..                     16,778,187
                                                                                             --------------
NET ASSETS (100%) ..........................................................                 $1,664,592,349
                                                                                             ==============
*Non-income producing.


    See Notes to Financial Statements.

                               SAI-41

SEPARATE ACCOUNT NO. 190 (THE BALANCED FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
Statement of Assets and Liabilities
December 31, 1994

 ASSETS:
Investments (Notes 2 and 3):
  Common stocks--at value (cost: $34,997,849) .............................................. $34,845,131
  Long-term debt securities--at value (amortized cost: $19,083,632) ........................  19,340,807
  Participation in Separate Account No. 2A--at amortized cost, which approximates market
   value, equivalent to 37,271 units at $227.94  ...........................................   8,495,682
Cash .......................................................................................       2,912
Receivables:
  Securities sold ..........................................................................     281,149
  Interest .................................................................................     276,104
  Dividends ................................................................................      85,066
  ------------------------------------------------------------------------------------------ -------------
    Total assets ...........................................................................  63,326,851
  ------------------------------------------------------------------------------------------ -------------
LIABILITIES:
Payables:
  Securities purchased .....................................................................      40,170
  Due to Equitable Life's General Account ..................................................      32,127
Accrued expenses ...........................................................................      27,602
  ------------------------------------------------------------------------------------------ -------------
    Total liabilities ......................................................................      99,899
  ------------------------------------------------------------------------------------------ -------------
NET ASSETS ................................................................................. $63,226,952
  ========================================================================================== =============

See Notes to Financial Statements.

                               SAI-42

SEPARATE ACCOUNT NO. 190
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
Statements of Operations and Changes in Net Assets

                                                                                     YEAR ENDED DECEMBER 31,
                                                                                       1994            1993
-------------------------------------------------------------------------------  --------------  --------------
FROM OPERATIONS:
INVESTMENT INCOME (NOTE 2):
Interest ....................................................................... $  1,653,096    $  1,493,487
Dividends ......................................................................      546,286         615,066
  ------------------------------------------------------------------------------ --------------  --------------
Total ..........................................................................    2,199,382       2,108,553
EXPENSES--(NOTE 4) .............................................................     (969,598)       (912,231)
  ------------------------------------------------------------------------------ --------------  --------------
NET INVESTMENT INCOME ..........................................................    1,229,784       1,196,322
  ------------------------------------------------------------------------------ --------------  --------------
REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS (NOTE 2):
Realized gain (loss) from security transactions ................................   (2,360,647)      3,623,740
  ------------------------------------------------------------------------------ --------------  --------------
Unrealized appreciation (depreciation) of investments:
  Beginning of period ..........................................................    5,742,929       3,608,964
  End of Period ................................................................      104,457       5,742,929
  ------------------------------------------------------------------------------ --------------  --------------
Change in unrealized appreciation/depreciation .................................   (5,638,472)      2,133,965
  ------------------------------------------------------------------------------ --------------  --------------
NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS .........................   (7,999,119)      5,757,705
  ------------------------------------------------------------------------------ --------------  --------------
Increase (decrease) in net assets attributable to operations ...................   (6,769,335)      6,954,027
  ------------------------------------------------------------------------------ --------------  --------------
FROM CONTRIBUTIONS AND WITHDRAWALS:
Contributions ..................................................................   16,587,650      23,044,255
Withdrawals ....................................................................  (17,148,138)    (14,173,071)
  ------------------------------------------------------------------------------ --------------  --------------
Increase (decrease) in net assets attributable to contributions and
 withdrawals ...................................................................     (560,488)      8,871,184
  ------------------------------------------------------------------------------ --------------  --------------
INCREASE (DECREASE) IN NET ASSETS ..............................................   (7,329,823)     15,825,211
NET ASSETS--BEGINNING OF PERIOD ................................................   70,556,775      54,731,564
  ------------------------------------------------------------------------------ --------------  --------------
NET ASSETS--END OF PERIOD ...................................................... $ 63,226,952    $ 70,556,775
  ============================================================================== ==============  ==============

See Notes to Financial Statements.

                               SAI-43

SEPARATE ACCOUNT NO. 190
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
Portfolio of Investments
December 31, 1994

                                               NUMBER OF      VALUE
                                                SHARES       (NOTE 3)
------------------------------------------  -------------  ------------
COMMON STOCKS:
 BASIC MATERIALS
 Metals & Mining (1.9%)
American Barrick Resources Corp. .......... 33,300         $  740,925
Wolverine Tube, Inc.* ..................... 18,600            441,750
                                                           ------------
TOTAL BASIC MATERIALS (1.9%) ..............                 1,182,675
                                                           ------------
BUSINESS SERVICES
 Environmental Control (1.8%)
Thermo Instrument Systems, Inc.* .......... 35,300          1,120,775
                                                           ------------
PRINTING, PUBLISHING & BROADCASTING (2.1%)
Clear Channel Communications, Inc.*  ...... 12,800            649,600
Infinity Broadcasting (Class A)* .......... 21,000            661,500
                                                           ------------
                                                            1,311,100
                                                           ------------
PROFESSIONAL SERVICES (0.9%)
Loewen Group, Inc. ........................ 23,100            612,150
                                                           ------------
TOTAL BUSINESS SERVICES (4.8%) ............                 3,044,025
                                                           ------------
CAPITAL GOODS
 Machinery (1.4%)
Deere & Co. ...............................  6,200            410,750
Solectron Corporation* .................... 17,000            467,500
                                                           ------------
TOTAL CAPITAL GOODS (1.4%) ................                   878,250
                                                           ------------
CONSUMER CYCLICALS
 Autos & Trucks (1.5%)
Ek Chor China Motorcycle Co. .............. 21,400            291,575
Paccar, Inc. .............................. 14,500            641,625
                                                           ------------
                                                              933,200
                                                           ------------
FOOD SERVICES, LODGING (3.2%)
Brinker International, Inc.* .............. 40,000            725,000
Luby's Cafeterias, Inc. ................... 24,800            554,900
Outback Steakhouse, Inc.* ................. 10,000            235,000
Taco Cabana, Inc. (Class A)* .............. 53,750            490,469
                                                           ------------
                                                            2,005,369
                                                           ------------
HOUSEHOLD FURNITURE, APPLIANCES (2.1%)
Heilig Meyers Co. ......................... 27,650            698,163
Leggett & Platt, Inc. ..................... 19,100            668,500
                                                           ------------
                                                            1,366,663
                                                           ------------
LEISURE-RELATED (3.7%)
Aldila, Inc.* ............................. 41,700            479,550
Callaway Golf Co. .........................  9,500            314,687
Coleman Co., Inc.* ........................ 14,000            491,750
Gaylord Entertainment Co. (Class A)  ...... 45,400          1,032,850
                                                           ------------
                                                            2,318,837
                                                           ------------
RETAIL--GENERAL (2.3%)
Eckerd Corp.* ............................. 12,000            358,500


                               SAI-44

Separate Account No. 190
of The Equitable Life Assurance Society of the United States
Portfolio of Investments (Continued)
December 31, 1994

                                               NUMBER OF      VALUE
                                                SHARES       (NOTE 3)
------------------------------------------  -------------  ------------
May Department Stores Co. ................. 11,400         $  384,750
Walgreen Co. .............................. 17,000            743,750
                                                           ------------
                                                            1,487,000
                                                           ------------
TOTAL CONSUMER CYCLICALS (12.8%) ..........                 8,111,069
                                                           ------------
CONSUMER NONCYCLICALS
 Beverages (0.7%)
Celestial Seasonings, Inc.* ............... 30,000            438,750
                                                           ------------
CONTAINERS (0.6%)
Bemis, Inc. ............................... 15,600            374,400
                                                           ------------
DRUGS (3.5%)
Merck & Co., Inc. ......................... 26,400          1,006,500
Mylan Laboratories, Inc. .................. 43,600          1,177,200
                                                           ------------
                                                            2,183,700
                                                           ------------
FOODS (2.3%)
McCormick & Co. ........................... 30,000            547,500
Wrigley (Wm.), Jr. Co. .................... 17,800            878,875
                                                           ------------
                                                            1,426,375
                                                           ------------
HOSPITAL SUPPLIES & SERVICES (1.4%)
Surgical Care Affiliates, Inc. ............ 44,000            891,000
                                                           ------------
RETAIL--FOOD (1.0%)
Sysco Corp. ............................... 24,800            638,600
                                                           ------------
SOAPS & TOILETRIES (1.3%)
Clorox Co. ................................  7,000            412,125
Gillette Corp. ............................  6,000            448,500
                                                           ------------
                                                              860,625
                                                           ------------
TOTAL CONSUMER NONCYCLICALS (10.8%)  ......                 6,813,450
                                                           ------------
CREDIT-SENSITIVE
 Financial Services (1.1%)
Mercury Finance Co. ....................... 55,400            720,200
                                                           ------------
INSURANCE (0.7%)
American International Group, Inc.  .......  4,800            470,400
                                                           ------------
REAL ESTATE (1.7%)
Irvine Apartment Communities, Inc.  ....... 24,000            393,000
Oasis Residential, Inc. ................... 27,300            668,850
                                                           ------------
                                                            1,061,850
                                                           ------------
UTILITY--ELECTRIC (1.3%)
Duke Power Co. ............................ 11,500            438,437
Teco Energy Incorporated .................. 20,000            402,500
                                                           ------------
                                                              840,937
                                                           ------------
UTILITY--GAS (1.3%)
ENRON Corp. ............................... 26,300            802,150
                                                           ------------
UTILITY--TELEPHONE (1.6%)
Telephone & Data Systems, Inc. ............ 12,000            553,500
U.S. West, Inc. ........................... 11,800            420,375
                                                           ------------
                                                              973,875
                                                           ------------
TOTAL CREDIT-SENSITIVE (7.7%) .............                 4,869,412
                                                           ------------

                               SAI-45

Separate Account No. 190
of The Equitable Life Assurance Society of the United States
Portfolio of Investments (Continued)
December 31, 1994

                                               NUMBER OF     VALUE
                                                SHARES      (NOTE 3)
------------------------------------------  -------------  ------------
ENERGY
 Coal & Gas Pipelines (0.6%)
Questar Corp. .............................      14,700    $   404,250
                                                           ------------
OIL--DOMESTIC (3.7%)
Anadarko Petroleum Corp. ..................      18,300        704,550
Apache Corp. ..............................      16,100        402,500
Enron Oil And Gas Co. .....................      11,000        206,250
Phillips Petroleum Co. ....................      19,200        628,800
Valero Energy Corp. .......................      24,400        411,750
                                                           ------------
                                                             2,353,850
                                                           ------------
OIL--INTERNATIONAL (0.7%)
YPF Sociedad Anonima (ADR) ................      21,000        448,875
                                                           ------------
OIL--SUPPLIES & CONSTRUCTION (2.6%)
Seitel, Inc.* .............................      14,500        311,750
Smith International, Inc.* ................      31,800        397,500
Tidewater, Inc. ...........................      24,000        444,000
Western Atlas, Inc.* ......................      13,000        489,125
                                                           ------------
                                                             1,642,375
                                                           ------------
RAILROADS (2.9%)
Illinois Central Corp. ....................      59,000      1,814,250
                                                           ------------
TOTAL ENERGY (10.5%) ......................                  6,663,600
                                                           ------------
TECHNOLOGY
 Electronics (3.2%)
Sensormatic Electronics Corp. .............      56,000      2,016,000
                                                           ------------
TELECOMMUNICATIONS (2.0%)
AirTouch Communications, Inc.* ............      20,400        594,150
Vodafone Group PLC (ADR) ..................      20,000        672,500
                                                           ------------
                                                             1,266,650
                                                           ------------
TOTAL TECHNOLOGY (5.2%) ...................                  3,282,650
                                                           ------------

Total Common Stocks (55.1%)
  (Cost $34,997,849) ......................                 34,845,131
                                                           ------------
                                              PRINCIPAL
LONG-TERM DEBT SECURITIES:                     AMOUNT
 CREDIT-SENSITIVE
                                            -------------
U.S. GOVERNMENT (28.8%)
U.S. Treasury:
 6.25% Note, 2023 ......................... $10,200,000      8,284,307
 4.125% Note,1995 .........................  10,000,000      9,906,250
                                                           ------------
TOTAL CREDIT-SENSITIVE (28.8%) ............                 18,190,557
                                                           ------------
TECHNOLOGY (1.8%)
 Electronics
General Instrument Corp.
  5.0% Conv., 2000 ........................     860,000      1,150,250
                                                           ------------
TOTAL LONG-TERM DEBT SECURITIES (30.6%)
  (Amortized Cost $19,083,632) ............                 19,340,807
                                                           ------------


                               SAI-46

SEPARATE ACCOUNT NO. 190
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
Portfolio of Investments (Concluded)
December 31, 1994

                                                                                VALUE
                                                                               (NOTE 3)
------------------------------------------------------------                 -------------
PARTICIPATION IN SEPARATE ACCOUNT NO. 2A,
  at amortized cost, which approximates market value,
  equivalent to 37,271 units at $227.94 each (Note 2)
 (13.4%) ....................................................                $ 8,495,682
                                                                             -------------
TOTAL INVESTMENTS (99.1%)
 (Cost/Amortized Cost $62,577,163) ..........................                 62,681,620
CASH AND RECEIVABLES LESS LIABILITIES (0.9%) ................                    545,332
                                                                             -------------
NET ASSETS (100.0%) .........................................                $63,226,952
                                                                             =============
*Non-income producing.


    See Notes to Financial Statements.

                               SAI-47

SEPARATE ACCOUNT NO. 191 (THE ADA FOREIGN FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
Statement of Assets and Liabilities
December 31, 1994
-----------------------------------------------------------------------------

 ASSETS:
Investments in shares of The Templeton Foreign
 Fund--at value (cost: $70,981,905) (Notes 2, 3 and
 6) .................................................. $68,854,443
Participation in Separate Account No. 2A--
 at amortized cost, which approximates market
 value, equivalent to 14,111 units at $227.94  .......   3,216,528
Cash .................................................      19,663
-----------------------------------------------------  -------------
    Total assets .....................................  72,090,634
-----------------------------------------------------  -------------
LIABILITIES:
Due to Equitable Life's General Account ..............      19,341
Accrued expenses .....................................      30,092
-----------------------------------------------------  -------------
    Total liabilities ................................      49,433
-----------------------------------------------------  -------------
NET ASSETS ........................................... $72,041,201
=====================================================  =============

See Notes to Financial Statements.

                               SAI-48

SEPARATE ACCOUNT NO. 191
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
Statements of Operations and Changes in Net Assets
-----------------------------------------------------------------------------

                                                                          YEAR ENDED DECEMBER 31,

                                                                            1994            1993
--------------------------------------------------------------------  --------------  --------------
FROM OPERATIONS:
INVESTMENT INCOME (NOTE 2):
Dividends from The Templeton Foreign Fund ........................... $  2,444,487    $    894,890
Interest ............................................................      125,681          43,759
--------------------------------------------------------------------  --------------  --------------
Total ...............................................................    2,570,168         938,649
EXPENSES -- (NOTE 4) ................................................     (673,967)       (319,822)
--------------------------------------------------------------------  --------------  --------------
NET INVESTMENT INCOME ...............................................    1,896,201         618,827
--------------------------------------------------------------------  --------------  --------------
REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS
 (NOTE 2):
Realized gain (loss) from share transactions ........................    3,165,838         209,573
Realized gain distribution from The Templeton Foreign Fund  .........    2,513,801         372,529
--------------------------------------------------------------------  --------------  --------------
Net realized gain ...................................................    5,679,639         582,102
--------------------------------------------------------------------  --------------  --------------
Unrealized appreciation (depreciation) of investments:
 Beginning of period ................................................    6,344,998      (1,669,243)
 End of period ......................................................   (2,127,462)      6,344,998
--------------------------------------------------------------------  --------------  --------------
Change in unrealized appreciation/depreciation ......................   (8,472,460)      8,014,241
--------------------------------------------------------------------  --------------  --------------
NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS  .............   (2,792,821)      8,596,343
--------------------------------------------------------------------  --------------  --------------
Increase (decrease) in net assets attributable to operations  .......     (896,620)      9,215,170
--------------------------------------------------------------------  --------------  --------------
FROM CONTRIBUTIONS AND WITHDRAWALS:
Contributions .......................................................   52,322,250      43,518,506
Withdrawals .........................................................  (34,585,740)    (14,123,274)
--------------------------------------------------------------------  --------------  --------------
Increase in net assets attributable to contributions and withdrawals    17,736,510      29,395,232
--------------------------------------------------------------------  --------------  --------------
INCREASE IN NET ASSETS ..............................................   16,839,890      38,610,402
NET ASSETS -- BEGINNING OF PERIOD ...................................   55,201,311      16,590,909
--------------------------------------------------------------------  --------------  --------------
NET ASSETS -- END OF PERIOD ......................................... $ 72,041,201    $ 55,201,311
====================================================================  ==============  ==============

See Notes to Financial Statements.

                               SAI-49

SEPARATE ACCOUNT NOS. 3 (POOLED), 4 (POOLED), 190 AND 191
(THE AGGRESSIVE EQUITY, GROWTH EQUITY, BALANCED AND ADA
FOREIGN FUNDS)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
Notes to Financial Statements

   1. Separate Account Nos. 3 (Pooled), 4 (Pooled), 190 and 191 (the Funds) of The Equitable Life Assurance Society of the United States (Equitable
Life), a wholly-owned subsidiary of The Equitable Companies Incorporated, were established in conformity with the New York State Insurance Law. Pursuant to such law, to the extent provided in the applicable contracts, the net assets in the Funds are not chargeable with liabilities arising out of any other business of Equitable Life. The excess of assets over reserves and other contract liabilities amounting to $992,535 as shown in the Statements of Assets and Liabilities in Separate Account No. 4 may be transferred to Equitable Life's General Account.

   Interests of retirement and investment plans for Equitable Life employees, managers, and agents in Separate Account Nos. 3 and 4 aggregated $48,123,292 (15.6%) and $184,086,304 (11.1%), respectively, at December 31, 1994 and
$43,232,604 (14.9%) and $179,616,502 (10.0%), respectively, at December 31,
1993, of the net assets in these Funds.

   Equitable Life is the investment manager for the Funds. Prior to July 22, 1993, Equitable Capital Management Corporation (Equitable Capital) served as the investment adviser to Equitable Life with respect to the management of Separate Account Nos. 3, 4 and 190 (the Equitable Funds). On July 22, 1993, Alliance Capital Management L.P. (Alliance) acquired the business and substantially all of the assets of Equitable Capital and became the investment adviser to Equitable Life. Alliance is a publicly-traded limited partnership which is indirectly majority-owned by Equitable Life.

   Separate Account No. 191 normally invests at least 95% of its assets in shares of the Templeton Foreign Fund, a series of Templeton Funds, Inc., which is registered under the Investment Company Act of 1940 as an open-end management investment company. The investment manager of the Templeton Foreign Fund is Templeton, Galbraith & Hansberger Ltd., an indirect wholly-owned subsidiary of Franklin Resources, Inc. The balance of the ADA Foreign Fund's assets (up to 5%) are invested in units of Equitable's internal short-term investment account, Separate Account No. 2A, for the purpose of maintaining sufficient liquidity to effect transfer and withdrawal requests from the account.

   Equitable Life and Alliance seek to obtain the best price and execution of all orders placed for the portfolios of the Equitable Funds considering all circumstances. In addition to using brokers and dealers to execute portfolio security transactions for accounts under their management, Equitable Life and Alliance may also enter into other types of business and securities transactions with brokers and dealers, which will be unrelated to allocation of the Equitable Funds' portfolio transactions.

   2. Security transactions are recorded on the trade date. Amortized cost of debt securities consists of cost adjusted, where applicable, for amortization of premium or accretion of discount. Dividend income is recorded on the ex-dividend date; interest income (including amortization of premium and discount on securities using the effective yield method) is accrued daily.

   Realized gains and losses on the sale of investments are computed on the basis of the identified cost of the related investments sold. For Separate Account No. 191, realized gains and losses on investments include gains and losses on redemptions of the underlying fund's shares (determined on the identified cost basis) and capital gain distributions from the underlying fund. Dividends and realized gain distributions from underlying fund are recorded on ex-date.

                               SAI-50

Separate Account Nos. 3 (Pooled), 4 (Pooled), 190 and 191 of The Equitable Life Assurance Society of the United States
Notes to Financial Statements (Continued)

   Transactions denominated in foreign currencies for the Equitable Funds are recorded at the rate prevailing when earned or incurred. Asset and liability accounts that are denominated in a foreign currency are adjusted to reflect the current exchange rate at the end of the period. Transaction gains or losses resulting from changes in the exchange rate during the reporting period or upon settlement of the foreign currency transactions are reflected under "Realized and Unrealized Gain (Loss) on Investments" in the Statements of Operations and Changes in Net Assets.

   Equitable Life's internal short-term investment account, Separate Account No. 2A, was established to provide a more flexible and efficient vehicle to combine and invest temporary cash positions of certain eligible accounts (Participating Funds) under Equitable Life's management. Separate Account No. 2A invests in debt securities maturing in sixty days or less from the date of acquisition. At December 31, 1994, the amortized cost of investments held in Separate Account No. 2A consists of the following:
-----------------------------------------------------------------------------

                                                                          AMORTIZED COST     %
-----------------------------------------------------------------------  --------------  --------
Bank Notes, 6.03% due 1/30/95 through 1/31/95 .......................... $ 25,999,386      3.6%
Bankers Acceptances, 6.09% due 2/21/95 .................................   16,850,457      2.3
Certificates of Deposit, 6.08% due 1/20/95 .............................   15,000,000      2.0
Commercial Paper, 5.62%-6.2% due 1/3/95 through 2/17/95 ................  562,891,837     77.0
Variable Rate Commercial Paper, 6.259%-6.359% due 2/8/95 through
 6/15/95 ...............................................................   35,000,000      4.8
Variable Rate LIBOR, 6.188% due 6/16/95 ................................   10,000,000      1.4
Variable Rate Securities, 5.82%-5.97% due 1/4/95 through 4/26/95  ......   64,499,342      8.8
-----------------------------------------------------------------------  --------------  --------
Total Investments ......................................................  730,241,022     99.9
Cash and Receivables Less Liabilities ..................................    1,053,134      0.1
-----------------------------------------------------------------------  --------------  --------
Net Assets ............................................................. $731,294,156    100.0%
=======================================================================  ==============  ========
Units Outstanding ......................................................    3,208,208
Unit Value ............................................................. $     227.94
-----------------------------------------------------------------------  --------------

-----------------------------------------------------------------------------

   Participating Funds purchase or redeem units depending on each participating account's excess cash availability or cash needs to meet its liabilities. Separate Account No. 2A is not subject to investment management fees. Short-term debt securities may also be purchased directly by the Equitable Funds.

   For 1994 and 1993, investment security transactions were as follows:
-----------------------------------------------------------------------------

                                   SEPARATE ACCOUNT NO. 3          SEPARATE ACCOUNT NO. 4        SEPARATE ACCOUNT NO. 190
                              ------------------------------  ------------------------------  -----------------------------
                                  COST OF       NET PROCEEDS      COST OF       NET PROCEEDS      COST OF      NET PROCEEDS
                                 PURCHASES        OF SALES       PURCHASES        OF SALES       PURCHASES       OF SALES
----------------------------  --------------  --------------  --------------  --------------  -------------  --------------
Stocks and long-term
 corporate debt securities:
  1994 ...................... $314,667,935    $272,832,266    $1,556,068,225  $1,644,508,525  $36,045,119    $34,370,795
  1993 ......................  229,810,388     192,736,750     1,394,550,892   1,610,595,838   45,780,150     41,796,409
U.S. Government obligations:
  1994 ......................           --              --                --              --   47,571,815     48,953,104
  1993 ......................           --              --                --              --   22,477,155     14,588,279


 ----------------------------------------------------------------------------

   No activity is shown for Separate Account No. 191 since it trades exclusively in shares of the Templeton Foreign Fund.

                               SAI-51

Separate Account Nos. 3 (Pooled), 4 (Pooled), 190 and 191 of The Equitable Life Assurance Society of the United States
Notes to Financial Statements (Continued)

   3. Investment securities for the Equitable Funds are valued as follows:

   Stocks listed on national securities exchanges and certain over-the-counter issues traded on the National Association of Securities Dealers, Inc. Automated Quotation (NASDAQ) national market system are valued at the last sale price, or, if no sale, at the latest available bid price.

   Foreign securities not traded directly, or in American Depository Receipt
(ADR) form in the United States, are valued at the last sale price in the local currency on an exchange in the country of origin. Foreign currency is converted into its U.S. dollar equivalent at current exchange rates.

   United States Treasury securities and other obligations issued or guaranteed by the United States Government, its agencies or instrumentalities are valued at representative quoted prices.

   Long-term publicly traded corporate bonds are valued at prices obtained from a bond pricing service of a major dealer in bonds when such prices are available; however, in circumstances where Equitable Life and Alliance deem it appropriate to do so, an over-the-counter or exchange quotation may be used.

   Convertible preferred stocks listed on national securities exchanges are valued at their last sale price or, if there is no sale, at the latest available bid price.

   Convertible bonds and unlisted convertible preferred stocks are valued at bid prices obtained from one or more major dealers in such securities; where there is a discrepancy between dealers, values may be adjusted based on recent premium spreads to the underlying common stock.

   Other assets that do not have a readily available market price are valued at fair value as determined in good faith by Equitable Life's investment officers.

   The ADA Foreign Fund's investments in the Templeton Foreign Fund are valued at the underlying mutual fund's net asset value per share. The value of units in the ADA Foreign Fund and changes in the value of such units will not be the same as the value of shares of the Templeton Foreign Fund, due to several factors.

   Separate Account No. 2A is valued daily at amortized cost, which approximates market value. Short-term debt securities purchased directly by the Equitable Funds which mature in 60 days or less are valued at amortized cost. Short-term debt securities which mature in more than 60 days are valued at representative quoted prices.

   4. Charges and fees relating to the Funds are deducted in accordance with the terms of the various contracts which participate in the Funds. With respect to the American Dental Association Members Retirement Program, these expenses consist of investment management and accounting fees, program expense charge, direct expenses and record maintenance and report fee. These charges and fees are paid to Equitable Life by the Funds and are recorded as expenses in the accompanying Statements of Operations and Changes in Net Assets.

   5. No Federal income tax based on net income or realized and unrealized capital gains was applicable to contracts participating in the Funds for the two years ended December 31, 1994, by reason of applicable provisions of the Internal Revenue Code and no Federal income tax payable by Equitable Life for such years will affect such contracts. Accordingly, no Federal income tax provision is required.

   6. The Templeton Foreign Fund has provided Equitable Life with the following information as of December 31, 1994.

                               SAI-52

Separate Account Nos. 3 (Pooled), 4 (Pooled), 190 and 191 of The Equitable Life Assurance Society of the United States
Notes to Financial Statements (Concluded)

   The Templeton Foreign Fund had total assets of $5.3 billion and a net asset value per share of $8.82. Its asset allocation consisted of 68.7% in common and preferred shares and convertible issues, 26.1% in liquid investments and 5.2% in fixed income issues. Its five major industry group concentrations were as follows: Banking (11.7%), Energy Sources (5.0%), Transportation (5.0%), Metals and Mining (5.0%) and Telecommunications (4.8%). Geographically, the five major country concentrations were as follows: United Kingdom (8.3%), Hong Kong (7.6%), Netherlands (6.5%), Australia (5.4%) and Spain (5.2%).

                               SAI-53

SEPARATE ACCOUNT NO. 30 (POOLED) (THE REAL ESTATE FUND)
Report of Independent Accountants

To The Board of Directors of The Equitable Life Assurance Society of the United States:

We have audited the accompanying statements of assets and liabilities of The Real Estate Fund (Separate Account No. 30) of The Equitable Life Assurance Society of the United States (the Account) as of December 31, 1994 and 1993, the statement of investments and net assets as of December 31, 1994, the related statements of operations and changes in net assets and of cash flows for the years then ended. These financial statements are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements audited by us present fairly, in all material respects, the financial position of the Account at December 31, 1994 and 1993, and the results of its operations and the changes in its net assets and its cash flows for the years then ended in conformity with generally accepted accounting principles.

As explained in Note B2, the financial statements at December 31, 1994 include an investment in PPF, valued at $8.0 million (90% of total assets). PPF holds real estate related investments whose values have been estimated by management in accordance with the procedures described in Note B2 to the PPF financial statements. We have tested the procedures used by PPF's management in arriving at its estimate of market value and have tested the underlying documentation. In the circumstances, we believe the procedures are reasonable and the documentation appropriate. Because of the subjectivity inherent in any estimate of market value of real estate, and because the real estate related assets underlying PPF's investments are generally held for long-term operation and appreciation, amounts ultimately realized from the sale of real estate related investments may vary from the market values presented.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The condensed financial information of the Account for the years ended December 31, 1994 and 1993 included in the accompanying Prospectus, is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
PRICE WATERHOUSE LLP
Atlanta, Georgia
February 10, 1995

                               SAI-54

SEPARATE ACCOUNT NO. 30 (THE REAL ESTATE FUND) (POOLED)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
Statements of Assets and Liabilities
-----------------------------------------------------------------------------

                                                                                                    DECEMBER 31,
                                                                                                 1994          1993
------------------------------------------------------------------------------------------  ------------  ------------
ASSETS:
Investments (Notes 2 and 3):
 Participation in Prime Property Fund, at value, equivalent to 1,418 units at $5,643.72
 for  1994 (cost: $6,966,153) and 1,848 units at $5,287.69 for 1993 (cost: $8,955,486)  ... $8,002,106    $ 9,769,464
 Participation in Separate Account No. 2A, at amortized cost which approximates market
  value, equivalent to 3,922 units at $227.94 for 1994 and 9,786 units at $218.27 for 1993     893,924      2,136,040
Cash ......................................................................................      4,426            742
------------------------------------------------------------------------------------------  ------------  ------------
    Total assets ..........................................................................  8,900,456     11,906,246
------------------------------------------------------------------------------------------  ------------  ------------
LIABILITIES:
Accrued expenses ..........................................................................     12,712         17,567
------------------------------------------------------------------------------------------  ------------  ------------
    Total liabilities .....................................................................     12,712         17,567
------------------------------------------------------------------------------------------  ------------  ------------
NET ASSETS ................................................................................ $8,887,744    $11,888,679
==========================================================================================  ============  ============

See Notes to Financial Statements.

                               SAI-55

SEPARATE ACCOUNT NO. 30 (POOLED)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
Statements of Operations and Changes in Net Assets
-----------------------------------------------------------------------------

                                                                        YEAR ENDED DECEMBER 31,
                                                                          1994           1993
-------------------------------------------------------------------  -------------  -------------
FROM OPERATIONS:
INVESTMENT INCOME (NOTE 2):
Interest Income .................................................... $    36,884    $     8,580
EXPENSES (NOTE 4) ..................................................    (185,127)      (253,517)
-------------------------------------------------------------------  -------------  -------------
NET INVESTMENT LOSS ................................................    (148,243)      (244,937)
-------------------------------------------------------------------  -------------  -------------
REALIZED AND UNREALIZED GAIN (LOSS) ON
 INVESTMENTS (NOTE 2):
Realized gain from redemption of Prime Property Fund units  ........     342,395        666,574
-------------------------------------------------------------------  -------------  -------------
Unrealized appreciation (depreciation) of Prime Property Fund units:
 January 1 .........................................................     813,978      1,212,870
 December 31 .......................................................   1,035,953        813,978
-------------------------------------------------------------------  -------------  -------------
Unrealized appreciation (depreciation) .............................     221,975       (398,892)
-------------------------------------------------------------------  -------------  -------------
NET REALIZED AND UNREALIZED GAIN ON INVESTMENTS ....................     564,370        267,682
-------------------------------------------------------------------  -------------  -------------
Increase in net assets attributable to operations ..................     416,127         22,745
-------------------------------------------------------------------  -------------  -------------
FROM ALLOCATIONS AND WITHDRAWALS:
Allocations ........................................................     914,352        356,303
Withdrawals ........................................................  (4,331,414)    (3,503,119)
-------------------------------------------------------------------  -------------  -------------
Increase (decrease) in net assets attributable to
 allocations and withdrawals .......................................  (3,417,062)    (3,146,816)
-------------------------------------------------------------------  -------------  -------------
INCREASE (DECREASE) IN NET ASSETS ..................................  (3,000,935)    (3,124,071)
NET ASSETS -- JANUARY 1 ............................................  11,888,679     15,012,750
-------------------------------------------------------------------  -------------  -------------
NET ASSETS -- DECEMBER 31 .......................................... $ 8,887,744    $11,888,679
===================================================================  =============  =============

See Notes to Financial Statements.

                               SAI-56

SEPARATE ACCOUNT NO. 30 (POOLED)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
Statements of Cash Flows
-----------------------------------------------------------------------------

                                                                                   YEAR ENDED DECEMBER 31,
                                                                                     1994           1993
------------------------------------------------------------------------------  -------------  -------------
OPERATING ACTIVITIES:
Net investment loss ........................................................... $  (148,243)   $  (244,937)
------------------------------------------------------------------------------  -------------  -------------
Adjustments to reconcile net investment loss to net cash flow used in operating activities:
 Increase (decrease) in accrued expenses ......................................      (4,855)         2,558
------------------------------------------------------------------------------  -------------  -------------
 Total adjustments ............................................................      (4,855)         2,558
------------------------------------------------------------------------------  -------------  -------------
 Net cash flow used in operating activities ...................................    (153,098)      (242,379)
------------------------------------------------------------------------------  -------------  -------------
INVESTING ACTIVITIES:
 Net proceeds from redemption of Prime Property Fund units ....................   2,331,728      4,412,104
------------------------------------------------------------------------------  -------------  -------------
 Net cash flow provided by investing activities ...............................   2,331,728      4,412,104
------------------------------------------------------------------------------  -------------  -------------
FINANCING ACTIVITIES:
 Allocations ..................................................................     914,352        356,303
 Withdrawals ..................................................................  (4,331,414)    (3,503,119)
------------------------------------------------------------------------------  -------------  -------------
 Net cash flow used in financing activities ...................................  (3,417,062)    (3,146,816)
------------------------------------------------------------------------------  -------------  -------------
NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS ....................  (1,238,432)     1,022,909
CASH AND SHORT-TERM INVESTMENTS --JANUARY 1 ...................................   2,136,782      1,113,873
------------------------------------------------------------------------------  -------------  -------------
CASH AND SHORT-TERM INVESTMENTS -- DECEMBER 31 ................................ $   898,350    $ 2,136,782
==============================================================================  =============  =============

See Notes to Financial Statements.

                               SAI-57

SEPARATE ACCOUNT NO. 30 (POOLED)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
Statement of Investments and Net Assets
December 31, 1994
-----------------------------------------------------------------------------

 INVESTMENTS (NOTES 2 AND 3):
-------------------------------------------------------------------------------------------------------  ------------
REAL ESTATE INVESTMENTS:
Participation in Prime Property Fund at value, equivalent to 1,418 units at $5,643.72 (cost:
 $6,966,153) ........................................................................................... $8,002,106
SHORT-TERM INVESTMENTS:
Participation in Separate Account No. 2A, at amortized cost which approximates market value,
 equivalent to 3,922 units at $227.94 ..................................................................    893,924
-------------------------------------------------------------------------------------------------------  ------------
Total Investments ......................................................................................  8,896,030
-------------------------------------------------------------------------------------------------------  ------------
Cash Less Liabilities ..................................................................................     (8,286)
-------------------------------------------------------------------------------------------------------  ------------
Net Assets ............................................................................................. $8,887,744
=======================================================================================================  ============

See Notes to Financial Statements.

                               SAI-58

SEPARATE ACCOUNT NO. 30 (POOLED)
(THE REAL ESTATE FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
Notes to Financial Statements

   1. Separate Account No. 30 (the Account) was established as a separate account of The Equitable Life Assurance Society of the United States (Equitable), in conformity with the New York State Insurance Law. Pursuant to such law, the net assets of the Account are not chargeable with liabilities arising out of any other business of Equitable. Equitable is the investment manager for the Account. In managing the Account, Equitable uses the services of its wholly-owned subsidiary, Equitable Real Estate Investment Management, Inc.

   2. The Account participates primarily in Equitable's Prime Property Fund by purchasing or redeeming units on the date Prime Property Fund units are valued. Prime Property Fund invests in real estate as discussed in the accompanying financial statements of Prime Property Fund.
The change in value of Prime Property Fund units owned by the Account is recorded as unrealized appreciation (depreciation). Prime Property Fund's unit value changes as a result of both investment income and increases and decreases in investment appreciation (depreciation). In determining realized gains or losses from the redemption of Prime Property Fund units, the cost of units sold is recorded on a first-in, first-out basis.
The Account participates in Equitable's Separate Account No. 2A by purchasing or redeeming units, depending on the Account's excess cash availability or need for cash to meet Account liabilities or withdrawals. The investments of Separate Account No. 2A consist of debt securities which mature or can be liquidated in sixty days or less from the date of acquisition. Short-term debt securities may also be purchased directly by the Account. Interest income is recorded when earned and expenses are recognized when incurred.

   3. Investments are valued as follows:
The Account's participation in Prime Property Fund is valued as of the last business day of the month based upon the number of units held and the unit value of Prime Property Fund. Investments held by Prime Property Fund are valued as disclosed in Note B2 of the financial statements of Prime Property Fund which are included in this Statement of Additional Information. Separate Account No. 2A is primarily valued at amortized cost which approximates market value.

   4. Expense charges are made in accordance with the terms of the contracts participating in the Account.

   5. In the Statements of Cash Flows, the Account considers short-term investments to be cash equivalents.

   6. No federal income tax based on net investment income or realized and unrealized gains was applicable to contracts participating in the Account by reason of applicable sections of the Internal Revenue Code, and no federal income tax payable by Equitable will affect the contracts.

   7. The ability of a client to withdraw funds from the Account is subject to the availability of cash arising from net investment income, allocations and the redemption of units in Prime Property Fund. To the extent that withdrawal requests exceed such available cash, Management has uniform procedures to provide for cash payments. As of December 31, 1994, the Real Estate Fund is fulfilling withdrawal requests on a current basis.

   8. These financial statements should be read in conjunction with the financial statements of Prime Property Fund, which are included in this Statement of Additional Information.

                               SAI-59

                      Report of Independent Accountants

The Board of Directors of The Equitable Life Assurance Society of the United
States:

We have audited the accompanying statements of assets and liabilities of Prime Property Fund of The
Equitable Life Assurance Society of the United States (the Account) as of December 31, 1994 and 1993, and the related statements of operations and changes in net assets and of cash flows for the years then ended. These financial statements are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements audited by us present fairly, in all material respects, the financial position of the Account at December 31, 1994 and 1993, and the results of its operations and the changes in its net assets and its cash flows for the years then ended in conformity with generally accepted accounting principles.

As explained in Note B2, the financial statements at December 31, 1994 include real estate related investments, valued at $3.4 billion (95% of total assets), whose values have been estimated by management in accordance with the procedures described in the Note. We have tested the procedures used by the Account's management in arriving at its estimate of market value and have tested the underlying documentation. In the circumstances, we believe the procedures are reasonable and the documentation appropriate. Because of the subjectivity inherent in any estimate of market value of real estate, and because the real estate related assets underlying the Account's investments are generally held for long-term operation and appreciation, amounts ultimately realized from the sale of real estate related investments may vary from the market values presented.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of supplementary income statement information and of mortgage loans receivable on real estate are presented for purposes of additional analysis and are not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and in our opinion is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PRICE WATERHOUSE LLP
Atlanta, Georgia
February 7, 1995

                               SAI-60

STATEMENT OF INDEPENDENT APPRAISERS

   Equitable Real Estate staff appraisers and independent fee appraisers make quarterly market value estimates of all properties in Prime Property Fund. During 1994, those appraisals completed by Equitable Real Estate staff were independently reviewed by L. W. Ellwood Company, Arthur Andersen & Co., Real Estate Advisory Services, and Landauer Real Estate Counselors. Each company independently reviewed separate portions of the Equitable valuations so that by year end all properties were analyzed once by non-Equitable appraisers. Based on our review and analysis we concur with the value estimates on properties prepared by Equitable Real Estate staff as of the calendar quarter during which we conducted our review.

   Our appraisal review is part of a comprehensive three-year program which analyzes Equitable Real Estate staff appraisals including our thorough market value comparisons and physical inspections of one-third of the properties during the year. At the end of the three-year cycle, we have subjected all properties to on-site review.

   We have had the full cooperation of Equitable Real Estate with complete and unrestricted access to all underlying documents including leases, operation agreements, budgets, and partnership joint venture agreements. We have, where in our opinion deemed appropriate, independently researched the market for additional data and performed supplemental analysis to complete our review.

   Our review has been made in conformity with and subject to the Code of Professional Ethics and Standards of Practice of the Appraisal Institute.

L.W. Ellwood Company
Arthur Andersen & Co., Real Estate Advisory Services
Landauer Real Estate Counselors
December 31, 1994

                               SAI-61

SEPARATE ACCOUNT NO. 8 (PRIME PROPERTY FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
Statements of Assets and Liabilities

-----------------------------------------------------------------------------

                                                                        DECEMBER 31,
                                                                    1994            1993
------------------------------------------------------------  --------------  --------------
ASSETS:
Real estate investments at value (Notes B, C and D):
 Properties ................................................. $3,015,415,000  $2,628,065,000
 Partnership equities and related mortgage loans receivable      212,322,573     476,329,986
 Mortgage loans receivable ..................................    172,300,000     180,151,104
------------------------------------------------------------  --------------  --------------
Total real estate investments at value ......................  3,400,037,573   3,284,546,090
------------------------------------------------------------  --------------  --------------
Cash and short-term investments (Notes B and C)  ............     65,252,499      76,502,768
Accrued investment income ...................................     74,877,495      62,059,033
Prepaid real estate expenses and taxes ......................      6,638,877       5,768,891
Other assets ................................................     15,629,624      10,206,063
------------------------------------------------------------  --------------  --------------
    Total assets ............................................  3,562,436,068   3,439,082,845
------------------------------------------------------------  --------------  --------------
LIABILITIES:
Mortgage loans payable (Note E) .............................    422,207,905     456,418,238
Accrued real estate expenses and taxes ......................     53,168,032      45,177,696
Accrued asset management fees and other liabilities (Note I)      19,062,551      17,776,723
Accrued capital expenditures ................................     12,422,321       7,736,461
------------------------------------------------------------  --------------  --------------
    Total liabilities .......................................    506,860,809     527,109,118
------------------------------------------------------------  --------------  --------------
NET ASSETS .................................................. $3,055,575,259  $2,911,973,727
============================================================  ==============  ==============

See Notes to Financial Statements.

                               SAI-62

SEPARATE ACCOUNT NO. 8 (PRIME PROPERTY FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
Statements of Operations and Changes in Net Assets

-----------------------------------------------------------------------------

                                                                                YEAR ENDED DECEMBER 31,
                                                                                  1994            1993
--------------------------------------------------------------------------  --------------  --------------
FROM INVESTMENT ACTIVITIES:
INVESTMENT INCOME (NOTES B AND D):
Rental income from real estate properties ................................. $  410,179,367  $  380,094,064
Income from partnership operations and interest from related mortgage
 loans receivable .........................................................     21,690,976      31,737,217
Interest from mortgage loans receivable ...................................     13,534,675      14,022,545
Interest from short-term investments ......................................      5,419,060       4,035,313
Other .....................................................................         49,609          24,997
--------------------------------------------------------------------------  --------------  --------------
Total .....................................................................    450,873,687     429,914,136
--------------------------------------------------------------------------  --------------  --------------
EXPENSES (NOTE B):
Real estate operating expenses ............................................    132,262,835     126,126,919
Real estate taxes .........................................................     59,635,936      54,524,628
Asset management fees (Note I) ............................................     29,785,130      31,664,679
Interest on mortgage loans payable (Note E) ...............................     25,931,441      23,741,988
--------------------------------------------------------------------------  --------------  --------------
Total .....................................................................    247,615,342     236,058,214
--------------------------------------------------------------------------  --------------  --------------
NET INVESTMENT INCOME .....................................................    203,258,345     193,855,922
--------------------------------------------------------------------------  --------------  --------------
REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS
 (NOTE B):
Realized gain (loss) from sale of investments:
 Net proceeds from sales ..................................................     24,326,114      55,344,480
 Cost of investments sold .................................................    (51,428,164)    (96,392,488)
--------------------------------------------------------------------------  --------------  --------------
 Net realized gain (loss) from sale of investments ........................    (27,102,050)    (41,048,008)
--------------------------------------------------------------------------  --------------  --------------
Unrealized appreciation (depreciation) on investments:
 January 1 ................................................................   (359,530,346)   (238,227,691)
 December 31 ..............................................................   (370,439,139)   (359,530,346)
--------------------------------------------------------------------------  --------------  --------------
 Unrealized appreciation (depreciation) on investments ....................    (10,908,793)   (121,302,655)
--------------------------------------------------------------------------  --------------  --------------
NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS ....................    (38,010,843)   (162,350,663)
--------------------------------------------------------------------------  --------------  --------------
 Increase in net assets attributable to investment activities  ............    165,247,502      31,505,259
--------------------------------------------------------------------------  --------------  --------------
FROM CLIENT TRANSACTIONS:
Allocations ...............................................................    185,252,463      10,119,100
Withdrawals (Note G) ......................................................   (206,898,433)   (188,595,253)
--------------------------------------------------------------------------  --------------  --------------
 Increase (decrease) in net assets attributable to client transactions  ...    (21,645,970)   (178,476,153)
--------------------------------------------------------------------------  --------------  --------------
INCREASE (DECREASE) IN NET ASSETS .........................................    143,601,532    (146,970,894)
NET ASSETS -- JANUARY 1 ...................................................  2,911,973,727   3,058,944,621
--------------------------------------------------------------------------  --------------  --------------
NET ASSETS -- DECEMBER 31 ................................................. $3,055,575,259  $2,911,973,727
==========================================================================  ==============  ==============
Unit Value ................................................................      $5,643.72       $5,287.69
Units Outstanding .........................................................        541,410         550,708
--------------------------------------------------------------------------  --------------  --------------

See Notes to Financial Statements.

                               SAI-63

SEPARATE ACCOUNT NO. 8 (PRIME PROPERTY FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
Statements of Cash Flows

-----------------------------------------------------------------------------

                                                                                          YEAR ENDED DECEMBER 31,
                                                                                           1994             1993
-----------------------------------------------------------------------------------  ---------------  ---------------
OPERATING ACTIVITIES:
Net investment income .............................................................. $ 203,258,345    $ 193,855,922
-----------------------------------------------------------------------------------  ---------------  ---------------
Adjustments to reconcile net investment income to net cash flow provided by operating activities:
 Changes in assets -- (increase) decrease:
  Accrued investment income ........................................................   (13,730,542)     (10,677,531)
  Prepaid real estate expenses and taxes ...........................................      (869,986)        (532,981)
  Other assets .....................................................................      (126,116)      (1,791,678)
 Changes in liabilities -- increase (decrease):
  Accrued real estate expenses and taxes ...........................................     9,911,961        2,865,603
  Accrued asset management fees and other liabilities ..............................     1,783,913       (2,725,272)
-----------------------------------------------------------------------------------  ---------------  ---------------
 Total adjustments .................................................................    (3,030,770)     (12,861,859)
-----------------------------------------------------------------------------------  ---------------  ---------------
 Net Cash Flow Provided by Operating Activities ....................................   200,227,575      180,994,063
-----------------------------------------------------------------------------------  ---------------  ---------------
INVESTING ACTIVITIES:
Acquisitions of real estate properties .............................................   (79,391,114)              --
Additions to real estate properties ................................................   (69,096,671)     (60,120,586)
Proceeds from real estate properties sold ..........................................    17,140,410       55,615,870
Repayments of mortgage loans receivable ............................................    14,425,000        6,658,530
Proceeds from partnership equities sold and repayments of loans receivable related
 to partnership equities ...........................................................     2,940,517        7,738,868
Contributions to partnership equities and advances on related loans receivable  ....    (2,930,726)     (57,976,634)
Distributions from partnerships less than net cash provided by partnership
 operating activities ..............................................................    (9,200,042)      (5,662,554)
-----------------------------------------------------------------------------------  ---------------  ---------------
 Net Cash Flow Used in Investing Activities ........................................  (126,112,626)     (53,746,506)
-----------------------------------------------------------------------------------  ---------------  ---------------
FINANCING ACTIVITIES:
Increase in mortgage loans payable .................................................            --      172,000,000
Principal payments on mortgage loans payable .......................................   (63,675,602)    (103,506,591)
Allocations ........................................................................   185,208,817       10,526,860
Withdrawals ........................................................................  (206,898,433)    (188,595,253)
-----------------------------------------------------------------------------------  ---------------  ---------------
 Net Cash Flow Used in Financing Activities ........................................   (85,365,218)    (109,574,984)
-----------------------------------------------------------------------------------  ---------------  ---------------
NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS .........................   (11,250,269)      17,672,573
CASH AND SHORT-TERM INVESTMENTS AT JANUARY 1 .......................................    76,502,768       58,830,195
-----------------------------------------------------------------------------------  ---------------  ---------------
CASH AND SHORT-TERM INVESTMENTS AT DECEMBER 31 ..................................... $  65,252,499    $  76,502,768
===================================================================================  ===============  ===============

See Notes to Financial Statements.

                               SAI-64

SEPARATE ACCOUNT NO. 8 (PRIME PROPERTY FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
Notes to Financial Statements

A: GENERAL

   Prime Property Fund (the Account) was established as a separate account of The Equitable Life Assurance Society of the United States (Equitable) in conformity with the New York State Insurance Law. Pursuant to such law, the net assets in the Account are not chargeable with liabilities arising out of any other business of Equitable. Equitable acts as investment manager for the Account. In managing the Account, Equitable uses the services of its wholly-owned subsidiary, Equitable Real Estate Investment Management, Inc. (Management).

B: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   1. Investment Transactions

      Real estate property acquisitions are recorded as of the date of closing. Mortgage and construction loans receivable and capital contributions to partnership equities are recorded as of the date funds are advanced. Purchase money mortgages, acquired as consideration received for real estate sold, are recorded as of the closing date of the sales transaction.

      Expenditures which extend economic life or represent additional capital investments benefiting future periods (including tenant improvements and leasing commissions) are capitalized. For properties under development or major expansion, carrying costs related to the development or expansion, principally real estate taxes, interest, and utility costs, are capitalized prior to substantial completion of tenant improvements for a maximum period of one year from cessation of major construction activity. Historical cost depreciation is not recognized on real estate properties.

      Rental income is recognized when due in accordance with the terms of the respective leases rather than being averaged over the lives of the leases. Expenses are recognized when incurred. Income from partnership operations represents the Account's share of partnership income excluding historical cost depreciation.

      The Account determines realized gain (loss) by comparing net proceeds from the sale of properties to the cost of the properties sold. The unrealized gain (loss) previously recorded for these properties is then eliminated.

      Mortgage loans payable are stated at the principal amount of obligations outstanding. Benefits or detriments resulting from a differential in current mortgage interest rates and contractual mortgage interest rates are taken into consideration in the appraisal of the related property. Certain real estate and partnership equity properties may have a market value that is lower than the outstanding principal amount of the obligation. If the Account's obligation is limited to the value of the individual property and if Management intends to limit the Account's exposure in the property to its existing investment, then the value of the property is adjusted to equal the outstanding principal amount of the obligation plus incidental liabilities. Upon transfer of properties in satisfaction of debt, the Account reclassifies previously recognized unrealized losses to realized gains and losses. This results in a realized loss for the difference between the cost and the value of the property, and a realized gain from extinguishment of debt for the difference between the value of the property and the amount of debt extinguished.

                               SAI-65

Separate Account No. 8 (Prime Property Fund) of The Equitable Life Assurance Society of the United States
Notes to Financial Statements (Continued)

   2. Valuation of Investments

      The values of real estate investments are estimated in accordance with the policies and procedures of the Appraisal Institute. Ultimate realization of the market values is dependent to a great extent on economic and other conditions that are beyond Management's control. Further, values do not necessarily represent the prices at which the real estate investments would sell since market prices of real estate investments can only be determined by negotiation between a willing buyer and seller. Market value considers the financial aspects of a property, market transactions and the relative yield for an asset as measured against alternative investments. Although the market values represent subjective estimates, Management believes that these market values are reasonable approximations of market prices.

      Real Estate Properties and Partnership Equities

      The values of real estate properties and partnership equities have been prepared giving consideration to Income, Cost, and Market Data Approaches of estimating property value. The Income Approach projects an income stream for a property (typically 10 years) and discounts this income plus a reversion (presumed sale) into a present value. Yield rates and growth assumptions utilized in this approach are derived from market transactions as well as other financial and demographic data. The Cost Approach estimates the replacement cost of the building less depreciation plus the land value. Generally, this approach provides a check on the Income Approach. The Market Data Approach compares recent transactions to the appraised property. Adjustments are made for dissimilarities which typically provide a range of value. Generally, the Income Approach carries the most weight in the value reconciliation.

      The initial valuation of properties allocated to the Account is based on a fully documented appraisal report. Subsequent values are determined quarterly from certificates of value which include less documentation but nevertheless meet all of the requirements of the Appraisal Institute and are considered appraisals. In these appraisals, a full discounted cash flow analysis, which is the basis of an Income Approach, is the primary focus. Interim monthly valuations are determined giving consideration to material investment transactions. Full appraisal reports on selected properties are prepared as deemed necessary by Management.

      Appraisals are prepared by Management's valuation staff or third-party appraisers. Staff appraisals are concurred with and reviewed by one of three designated third-party appraisal firms which also physically inspect one-third of the properties every year on a rotating basis.

      Since appraisals take into consideration the estimated effect of physical depreciation, a more meaningful financial statement presentation is achieved by excluding historical cost depreciation from net investment income. This presentation does not affect the net assets or unit value of the Account.

      Partnership equities are stated at the Account's equity in the value of the net assets of the partnerships.

                               SAI-66

Separate Account No. 8 (Prime Property Fund) of The Equitable Life Assurance Society of the United States
Notes to Financial Statements (Continued)

      Mortgage Loans Receivable

      The fair value of mortgage loans receivable held in the Account has been determined by one or more of the following criteria as appropriate: (i) on the basis of estimated market interest rates for loans of comparable quality and maturity, (ii) by recognizing the value of equity participations and options to enter into equity participations contained in certain loan instruments and (iii) giving consideration to the value of the underlying security.

      Short-Term Investments

      The short-term investments are primarily valued at amortized cost, which approximates market value.

                               SAI-67

Separate Account No. 8 (Prime Property Fund) of The Equitable Life Assurance Society of the United States
Notes to Financial Statements (Continued)

C: INVESTMENTS

   1. Real Estate Investments

      The Account's real estate investments are comprised of the following:

                               DECEMBER 31, 1994       DECEMBER 31, 1993
                                   (MILLIONS)             (MILLIONS)
--------------------------  ----------------------  ---------------------
                                COST       VALUE        COST       VALUE
--------------------------  ----------  ----------  ----------  ---------
Properties:
    Industrial/R&D ........ $  371.5    $  348.7    $  373.3    $  341.5
    Office ................  1,194.7       710.2     1,161.8       707.7
    Retail (Note D) .......  1,693.8     1,880.0     1,242.4     1,501.5
    Hotel .................     97.7        72.6        94.8        69.8
    Special Purpose .......      4.1         3.9        33.5         7.6
    ----------------------- ----------  ----------  ----------  ---------
    Subtotal ..............  3,361.8     3,015.4     2,905.8     2,628.1
    ----------------------- ----------  ----------  ----------  ---------
Partnership equities and related
mortgage loans receivable:
    Industrial/R&D ........     18.7        13.0        18.5        12.7
    Office ................    130.1       107.9       122.7        96.8
    Retail (Note D) .......     54.8        41.3       379.1       326.9
    Hotel .................     43.0        36.3        42.3        26.5
    Special Purpose .......     13.3        13.8        13.8        13.4
    ----------------------- ----------  ----------  ----------  ---------
    Subtotal ..............    259.9       212.3       576.4       476.3
    ----------------------- ----------  ----------  ----------  ---------
Mortgage loans receivable:
    Office ................     23.6        27.3        22.6        24.7
    Retail ................    125.2       145.0       124.9       141.0
    Special Purpose .......       --          --        14.4        14.4
    ----------------------- ----------  ----------  ----------  ---------
    Subtotal ..............    148.8       172.3       161.9       180.1
    ----------------------- ----------  ----------  ----------  ---------
Total ..................... $3,770.5    $3,400.0    $3,644.1    $3,284.5
    ----------------------- ----------  ----------  ----------  ---------

                               SAI-68

Separate Account No. 8 (Prime Property Fund) of The Equitable Life Assurance Society of the United States
Notes to Financial Statements (Continued)

   2. Real Estate Partnership Equities

      The Account's equity interests in real estate partnerships and their respective financial positions at December 31, 1994 and 1993 (based on market valuations determined for the Account) and results from operations for the years then ended are summarized as follows:

                                                                 1994          1993
----------------------------------------------------------  ------------  ------------
Number of interests .......................................       17            23
Ownership positions .......................................   33.3-91.2%    33.3-91.2%
Account's equity value (millions) .........................   $150          $341
Notes receivable related to partnership equities
 (millions) ...............................................    $43          $108
Partnership assets (millions) ............................. $1,280        $1,623
Partnership liabilities (millions) ........................   $982        $1,030
Partnership income before depreciation (millions)  ........    $29           $34
==========================================================  ============  ============

   3. Mortgage Loans Receivable

      At December 31, 1994, mortgage loans receivable at a fair value of $192.0 million, consisting of $19.7 million related to partnership equities and $172.3 million of other mortgage loans receivable, had interest rates ranging from 8.2% to 12.0%. Aggregate annual receipts of mortgage principal due during the five years following December 31, 1994 and thereafter are as follows:

 YEAR ENDING DECEMBER 31,       (MILLIONS)
----------------------------  ------------
1995 ........................ $2
1996 ........................ --
1997 ........................ 1
1998 ........................ 1
1999 ........................ 1
Thereafter .................. 172
----------------------------  ------------
Total ....................... $177
============================  ============

   4. Short-Term Investments

      The Account's short-term investments are comprised principally of participation in Equitable's Separate Account No. 2A. The assets of Separate Account No. 2A consist of debt securities maturing in sixty days or less from the date of acquisition. Such debt securities include bankers acceptances, certificates of deposit, commercial paper, and repurchase agreements. Short-term debt securities may also be purchased directly by the Account.

D: INVESTMENT RESTRUCTURINGS

    During 1994, five partnership equities and certain related loans receivable with a market value of $222.1 million were transferred to real estate properties. The Account acquired its partners' interests in four of the partnerships

                               SAI-69

Separate Account No. 8 (Prime Property Fund) of The Equitable Life Assurance Society of the United States
Notes to Financial Statements (Continued)

    in exchange for loans owed by the partners to the Account. Additionally, the Account acquired its partner's interest in a partnership in which the Account had been recording all of the partnership's operating results. In accordance with the terms of the partnership agreement, no consideration was given to the partner in exchange for its interest. These transactions were recorded at the investments' existing cost and market values and had no effect on the net assets or unit value of the Account.

    In November 1994, the Account acquired the 50% interest of its partner in a partnership in which the Account previously had held the other 50% interest. Upon acquisition, this investment was transferred to real estate properties.

E:  MORTGAGE LOANS PAYABLE

    Mortgage loans payable consist of the following at December 31, 1994:

                                                                                             (MILLIONS)
------------------------------------------------------------------------------------------  ----------
LIBOR plus 1.1% loan collateralized by three real estate properties with a market value of
$509.8 million. Includes an interest rate cap agreement which limits the interest rate to a maximum of 11.5%. In September 1994, proceeds from this loan were used to repay a loan which was previously due in installments from 1995 through 1997. The Account anticipates obtaining permanent financing to replace this loan by its maturity date in June 1995.  .... $205.0
 LIBOR plus 1.1% loan collateralized by four real estate properties with a market value of
 $437.8 million. Includes an interest rate cap agreement which limits the interest rate to a maximum of 9.5%. Maturing June 1998. ....................................................  172.0
 9.0% loan collateralized by a real estate property with a market value of $43.1 million.
Maturing June 2011. .......................................................................   14.6
 9.0% loan collateralized by a real estate property with a market value of $30.1 million.
Maturing March 2000. ......................................................................   14.1
9.375% loan collateralized by a real estate property with a market value of $21.6 million.
Maturing December 1999. (1) ...............................................................   10.3
 9.375% loan collateralized by a real estate property with a market value of $4.3 million.
Maturing February 2000. ...................................................................    3.7
11.375% loan collateralized by a real estate property with a market value of $7.5 million.
Maturing November 2000. ...................................................................    2.5
------------------------------------------------------------------------------------------  ----------
Total ..................................................................................... $422.2
                                                                                            ==========

    (1) This represents the Account's 50% interest in a tenancy-in-common property with a total market value of $43.2 million and total outstanding debt of $20.6 million.

                               SAI-70

Separate Account No. 8 (Prime Property Fund) of The Equitable Life Assurance Society of the United States
Notes to Financial Statements (Continued)

      Aggregate annual payments of principal on mortgage loans are as follows:

 YEAR ENDING DECEMBER 31,  (MILLIONS)
------------------------  ----------
1995 .................... $206
1996 ....................    1
1997 ....................    1
1998 ....................  173
1999 ....................   11
2000-2004 ...............   21
Thereafter ..............    9
------------------------  ----------
Total ................... $422
========================  ==========

F: LEASES

    Minimum future rentals to be received on real estate properties, excluding partnership equities, under noncancelable operating leases in effect as of December 3l, 1994 are as follows:

 YEAR ENDING DECEMBER 31,  (MILLIONS)
------------------------  ----------
1995 .................... $  275.5
1996 ....................    246.9
1997 ....................    216.9
1998 ....................    189.1
1999 ....................    163.9
Thereafter ..............    517.4
------------------------  ----------
Total ................... $1,609.7
========================  ==========

    Contingent rentals included in investment income were approximately $8.3 million and $10.5 million in 1994 and 1993, respectively.

G: WITHDRAWALS

    The ability of a client to withdraw funds from the Account is subject to the availability of cash arising from net investment income, contributions, and the sale of investments in the normal course of business. To the extent that withdrawal requests exceed such available cash, Management has uniform procedures to provide for cash payments, which may be deferred for such period as Management considers necessary to protect the interests of other clients in the Account or to obtain the funds to be withdrawn. At December 31, 1994 and 1993, withdrawal requests exceeded available cash.

                               SAI-71

Separate Account No. 8 (Prime Property Fund) of The Equitable Life Assurance Society of the United States
Notes to Financial Statements (Continued)

H: RELATED PARTY TRANSACTIONS

    At December 31, 1994 and 1993, interests of retirement plans for employees, managers, and agents of Equitable in the Account aggregated $65.5 million (2.1%) and $58.2 million (2.0%), respectively, of the net assets of the Account.

    Management has an exemption from the Department of Labor which allows it to charge market rate property management and leasing fees for properties it manages for the Account. All such fees must be approved by an independent fiduciary. During 1994 and 1993, Management earned $6.1 million and $4.0 million, respectively, in property management and leasing fees from the Account, and in addition was reimbursed $13.6 million and $9.8 million, respectively, for payroll expenses for on-site personnel.

I: FEES

    Management charges clients in the Account a monthly asset management fee based on the client's prior month-end net asset value at the annual rates shown below:

                           ANNUAL RATE      ANNUAL RATE
     AMOUNT OF FUNDS      1/1/93-6/30/93  7/1/93-12/31/94
-----------------------  --------------  ---------------
First $10 million ...... 1.25%           1.15%
Next $15 million ....... 1.10%           1.00%
Next $25 million ....... 0.90%           0.80%
Excess over $50 million  0.80%           0.80%
=======================  ==============  ===============

    Additional fees may also be charged to clients for certain optional services provided by Management.

    At December 31, 1994 and 1993, the clients' liability to Management for asset management fees totaled $4.5 million and $4.3 million, respectively. Account investments in Separate Account No. 2A are not subject to an additional asset management fee.

J: SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

    In the Statements of Cash Flows, the Account considers short-term investments to be cash equivalents. Cash payments of interest were $25.6 million and $25.2 million during 1994 and 1993, respectively.

                               SAI-72

Separate Account No. 8 (Prime Property Fund) of The Equitable Life Assurance Society of the United States
Notes to Financial Statements (Continued)

    Non-cash investing and financing activities are summarized as follows:

                                                                            1994
                                                                         (MILLIONS)
----------------------------------------------------------------------  ----------
Conversion of partnership equities and related loans receivable to real estate properties, at cost ...................................... $327
----------------------------------------------------------------------  ----------
Assumption of mortgage loans payable upon conversion of partnership equities to real estate properties ................................... $ 29
----------------------------------------------------------------------  ----------
Refinancing of mortgage loan payable .................................. $205
======================================================================  ==========

K: FEDERAL INCOME TAX

    No federal income tax based on net investment income or realized and unrealized gains was applicable to contracts participating in the Account by reason of applicable sections of the Internal Revenue Code, and no federal income tax payable by Equitable will affect the contracts.

L: INVESTMENT COMMITMENTS

    As of December 31, 1994, the Account proposes to invest an additional $29.9 million in existing real estate properties and $15.0 million in new investments.

                               SAI-73

SEPARATE ACCOUNT NO. 8 (PRIME PROPERTY FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
Supplementary Financial Information

           SCHEDULE X -- SUPPLEMENTARY INCOME STATEMENT INFORMATION
                                (IN THOUSANDS)
-----------------------------------------------------------------------------

                                    COLUMN B
                              YEAR ENDED DECEMBER
          COLUMN A                    31,
            ITEM                1994       1993
---------------------------  ---------  ---------
1. Maintenance and repairs   $11,465    $10,695
2. Real estate taxes ....... $57,663    $54,525
---------------------------  ---------  ---------

Maintenance and Repairs is included in Real Estate Operating Expenses.
Other captions not included since such costs and expenses are not applicable or did not exceed 1% of total revenues.

                               SAI-74

SEPARATE ACCOUNT NO. 8 (PRIME PROPERTY FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
Supplementary Financial Information

           SCHEDULE XII -- MORTGAGE LOANS RECEIVABLE ON REAL ESTATE
                           AS OF DECEMBER 31, 1994
                                (IN THOUSANDS)
-----------------------------------------------------------------------------


                                                                                                                          CARRYING
                                             CURRENT                                                                      AMOUNT OF
                                            EFFECTIVE      FINAL                                                          MORTGAGE
                                            INTEREST     MATURITY                                            FACE AMOUNT  AT MARKET
               DESCRIPTION                    RATE         DATE              PERIODIC PAYMENT TERMS          OF MORTGAGE    VALUE
----------------------------------------  -----------  -----------  --------------------------------------  -----------  ----------
Mortgage Loans Receivable:
Participating mortgage secured by         8.2%          07/01/03    Monthly interest plus participation in  $125,186     $145,000
 shopping center in New Castle County,                                property cash flow. Loan due at
 DE                                                                   maturity date.

Secured by 19 office, industrial and      9.5%          05/01/01    Monthly interest only payable at 6%.      26,785       25,300
 retail properties in                                                 Principal and all accrued unpaid
 Rockville, MD                                                        interest due at maturity date.

Secured by office, hotel, retail, garage  12%           03/31/02    Monthly interest only to the extent of    23,254       19,681
 and marina facility in Boston, MA                                    available cash flow. Principal and
                                                                      all accrued unpaid interest due at
                                                                      maturity date.
Other:
$2,000,000-$7,500,000 (two loans)           9.5%-10%   1/95-9/95                                               9,500        2,000

----------------------------------------  -----------  -----------  --------------------------------------  -----------  ----------
 Total                                                                                                      $184,725     $191,981
========================================  ===========  ===========  ======================================  ===========  ==========

The following is a reconciliation of the carrying amounts of the above loans at market value for the years ended December 31, 1994 and 1993:
-----------------------------------------------------------------------------

                                                                   YEAR ENDED DECEMBER
                                                                           31,
                                                                     1994        1993
---------------------------------------------------------------  ----------  ----------
                                                                      (IN THOUSANDS)
Balance -- January 1 ........................................... $207,100    $210,412
Additions during the year:
 Advances/New Loans ............................................    1,320       4,145
Deductions during the year:
 Collection of principal and transfers to real estate
 properties ....................................................  (20,198)     (7,824)
Increase/(decrease) in unrealized gain/(loss) during the year  .    3,759         367
Increase/(decrease) in realized gain/(loss) during the year  ...       --          --
---------------------------------------------------------------  ----------  ----------
Balance -- December 31 ......................................... $191,981    $207,100
===============================================================  ==========  ==========

                               SAI-75

REPORT OF INDEPENDENT ACCOUNTANTS

To The Board of Directors and Shareholders of
The Equitable Life Assurance Society of the United States

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, of shareholder's equity and of cash flows present fairly, in all material respects, the financial position of The Equitable Life Assurance Society of the United States and its subsidiaries ("Equitable Life") at December 31, 1994 and 1993, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles. These financial statements are the responsibility of Equitable Life's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As discussed in Note 2 to the consolidated financial statements, Equitable Life changed its methods of accounting for postemployment benefits in 1994 and for investment securities and for reinsurance in 1993.

PRICE WATERHOUSE LLP
New York, New York
February 8, 1995

                               SAI-76

INDEPENDENT AUDITORS' REPORT

The Board of Directors of The Equitable Life Assurance Society of the United
States:

We have audited the consolidated statements of earnings, shareholder's equity and cash flows of The Equitable Life Assurance Society of the United States ("Equitable Life") for the year ended December 31, 1992. These consolidated financial statements are the responsibility of Equitable Life's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated results of operations and consolidated cash flows of The Equitable Life Assurance Society of the United States for the year ended December 31, 1992 in conformity with generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, in 1992 Equitable Life changed its method of accounting for foreclosed assets, income taxes and postretirement benefits other than pensions.

Deloitte & Touche LLP
New York, New York
February 16, 1993

                               SAI-77

          THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                         CONSOLIDATED BALANCE SHEETS
                          DECEMBER 31, 1994 AND 1993

                                                                    1994         1993
                                                                -----------  -----------
                                                                      (IN MILLIONS)
ASSETS
Investments:
  Fixed maturities:
   Held to maturity, at amortized cost ........................ $ 5,223.0    $ 5,659.1
   Available for sale, at estimated fair value ................   7,586.0      7,829.3
  Mortgage loans on real estate ...............................   4,018.0      4,592.1
  Equity real estate ..........................................   4,446.4      4,452.6
  Policy loans ................................................   1,731.2      1,549.1
  Other equity investments ....................................     678.5        851.0
  Investment in and loans to affiliates .......................     560.2        533.0
  Other invested assets .......................................     489.3        374.2
                                                                -----------  -----------
   Total investments ..........................................  24,732.6     25,840.4
Cash and cash equivalents .....................................     693.6        593.4
Deferred policy acquisition costs .............................   3,221.1      2,858.8
Amounts due from discontinued GIC Segment .....................   2,108.6      2,125.9
Other assets ..................................................   2,078.6      1,900.8
Closed Block assets ...........................................   8,105.5      8,084.3
Separate Accounts assets ......................................  20,469.5     19,684.1
                                                                -----------  -----------
TOTAL ASSETS .................................................. $61,409.5    $61,087.7
                                                                ===========  ===========
LIABILITIES
Policyholders' account balances ............................... $21,238.0    $21,499.1
Future policy benefits and other policyholders' liabilities  ..   3,840.8      3,753.6
Short-term and long-term debt .................................   1,337.4      1,659.5
Other liabilities .............................................   2,300.1      2,450.3
Closed Block liabilities ......................................   9,069.5      9,143.4
Separate Accounts liabilities .................................  20,429.3     19,631.2
                                                                -----------  -----------
  Total liabilities ...........................................  58,215.1     58,137.1
                                                                -----------  -----------
Commitments and contingencies (Notes 10, 12, 13, 14, 15 and
23)
SHAREHOLDER'S EQUITY
Common stock, $1.25 par value 2.0 million shares authorized,
  issued and outstanding ......................................       2.5          2.5
Capital in excess of par value ................................   2,913.6      2,613.6
Retained earnings .............................................     484.0        217.6
Net unrealized investment (losses) gains ......................    (203.0)       131.9
Minimum pension liability .....................................      (2.7)       (15.0)
                                                                -----------  -----------
  Total shareholder's equity ..................................   3,194.4      2,950.6
                                                                -----------  -----------
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY .................... $61,409.5    $61,087.7
                                                                ===========  ===========

               See Notes to Consolidated Financial Statements.

                               SAI-78

          THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                     CONSOLIDATED STATEMENTS OF EARNINGS
                 YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992

                                                                 1994       1993       1992
                                                              ---------  ---------  ---------
                                                                        (IN MILLIONS)
REVENUES
Universal life and investment-type product policy fee income  $  715.0   $  644.5   $  571.7
Premiums ....................................................    625.6      599.1    1,185.3
Net investment income .......................................  2,030.9    2,599.3    2,689.5
Investment gains, net .......................................     91.8      533.4      371.8
Commissions, fees and other income ..........................    845.4    1,717.2    1,407.4
Contribution from the Closed Block ..........................    151.0      128.3       59.3
                                                              ---------  ---------  ---------
  Total revenues ............................................  4,459.7    6,221.8    6,285.0
                                                              ---------  ---------  ---------
BENEFITS AND OTHER DEDUCTIONS
Interest credited to policyholders' account balances  .......  1,201.3    1,330.0    1,440.8
Policyholders' benefits .....................................    920.6    1,003.9    1,755.7
Other operating costs and expenses ..........................  1,943.1    3,584.2    3,095.7
                                                              ---------  ---------  ---------
  Total benefits and other deductions .......................  4,065.0    5,918.1    6,292.2
                                                              ---------  ---------  ---------
Earnings (loss) before Federal income taxes, extraordinary
 item and cumulative effect of accounting changes  ..........    394.7      303.7       (7.2)
Federal income taxes ........................................    101.2       91.3       19.2
                                                              ---------  ---------  ---------
Earnings (loss) before extraordinary item and cumulative
 effect of accounting changes ...............................    293.5      212.4      (26.4)
Extraordinary charge for demutualization expenses  ..........     --         --        (93.8)
Cumulative effect of accounting changes, net of Federal
 income taxes ...............................................    (27.1)      --          4.9
                                                              ---------  ---------  ---------
Net Earnings (Loss) ......................................... $  266.4   $  212.4   $ (115.3)
                                                              =========  =========  =========

               See Notes to Consolidated Financial Statements.

                               SAI-79

          THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
               CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY
                 YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992

                                                            1994        1993        1992
                                                        ----------  ----------  -----------
                                                                    (IN MILLIONS)
Common stock, at par value, beginning of year  ........ $    2.5    $    2.0       $ --
Issuance of common stock ..............................    --          --             2.0
Increase in par value .................................    --             .5        --
                                                        ----------  ----------  -----------
Common stock, at par value, end of year ...............      2.5         2.5          2.0
                                                        ----------  ----------  -----------
Capital in excess of par value, beginning of year  ....  2,613.6     2,273.9        --
Additional capital in excess of par value .............    300.0       340.2      2,273.9
Increase in par value .................................    --            (.5)       --
                                                        ----------  ----------  -----------
Capital in excess of par value, end of year  ..........  2,913.6     2,613.6      2,273.9
                                                        ----------  ----------  -----------
Retained earnings, beginning of year ..................    217.6         5.2      1,290.0
Net loss before demutualization .......................    --          --          (120.5)
Demutualization transaction ...........................    --          --        (1,169.5)
Net earnings after demutualization ....................    266.4       212.4          5.2
                                                        ----------  ----------  -----------
Retained earnings, end of year ........................    484.0       217.6          5.2
                                                        ----------  ----------  -----------
Net unrealized investment gains, beginning of year  ...    131.9        78.8         65.5
Change in unrealized investment (losses) gains  .......   (334.9)       (9.5)        13.3
Effect of adopting new accounting standard ............    --           62.6        --
                                                        ----------  ----------  -----------
Net unrealized investment (losses) gains, end of year     (203.0)      131.9         78.8
                                                        ----------  ----------  -----------
Minimum pension liability, beginning of year  .........    (15.0)      --
Change in minimum pension liability ...................     12.3       (15.0)
                                                        ----------  ----------
Minimum pension liability, end of year ................     (2.7)      (15.0)
                                                        ----------  ----------
TOTAL SHAREHOLDER'S EQUITY, END OF YEAR ............... $3,194.4    $2,950.6    $ 2,359.9
                                                        ==========  ==========  ===========

               See Notes to Consolidated Financial Statements.

                               SAI-80

          THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                    CONSOLIDATED STATEMENTS OF CASH FLOWS
                 YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992

                                                         1994          1993         1992
                                                     -----------  ------------  -----------
                                                                  (IN MILLIONS)
Net earnings (loss) ................................ $   266.4    $    212.4    $  (115.3)
Adjustments to reconcile net earnings (loss) to net
 cash provided (used) by operating activities:
  Net change in trading activities and broker-dealer
    related receivables/payables ...................     --         (4,177.8)    (2,872.9)
  Increase in matched resale agreements ............     --         (2,900.5)    (1,692.4)
  Increase in matched repurchase agreements ........     --          2,900.5      1,692.4
  Investment gains, net of dealer and trading gains      (91.8)       (160.8)      (101.6)
  Change in amounts due from discontinued GIC
    Segment ........................................      57.3          47.8         76.4
  General Account policy charges ...................    (711.9)       (623.4)      (542.9)
  Interest credited to policyholders' account
    balances .......................................   1,201.3       1,330.0      1,440.8
  Changes in Closed Block assets and liabilities,
    net ............................................     (95.1)        (73.3)      (156.6)
  Change in postretirement benefits liability ......        .5          (8.5)       386.7
  Other, net .......................................       7.3        (407.6)        60.9
                                                     -----------  ------------  -----------
Net cash provided (used) by operating activities  ..     634.0      (3,861.2)    (1,824.5)
                                                     -----------  ------------  -----------
Cash flows from investing activities:
  Maturities and repayments ........................   2,319.7       3,479.6      2,395.8
  Sales ............................................   5,661.9       7,399.2      5,947.1
  Return of capital from joint ventures and limited
    partnerships ...................................      39.0         119.5        216.7
  Purchases ........................................  (7,417.6)    (11,184.2)    (9,009.5)
  Net increase in loans to discontinued GIC Segment      (40.0)       (880.0)    (1,448.6)
  Cash received on sale of 61% interest in DLJ .....     --            346.7        --
  Other, net .......................................    (371.1)       (317.0)       287.6
                                                     -----------  ------------  -----------
Net cash provided (used) by investing activities  ..     191.9      (1,036.2)    (1,610.9)
                                                     -----------  ------------  -----------
Cash flows from financing activities:
 Policyholders' account balances:
    Deposits .......................................   2,082.7       2,410.7      2,411.6
    Withdrawals ....................................  (2,887.4)     (2,433.5)    (2,912.0)
  Net (decrease) increase in short-term financings .    (173.0)      4,717.2      1,786.3
  Additions to long-term debt ......................      51.8          97.7        477.3
  Repayments of long-term debt .....................    (199.8)        (64.4)      (281.4)
  Proceeds from issuance of Alliance units .........     100.0         --           --
  Capital contribution from the Holding Company ....     300.0         --           177.8
                                                     -----------  ------------  -----------
Net cash (used) provided by financing activities  ..    (725.7)      4,727.7      1,659.6
                                                     -----------  ------------  -----------
Change in cash and cash equivalents ................     100.2        (169.7)    (1,775.8)
Cash and cash equivalents, beginning of year  ......     593.4         763.1      2,538.9
                                                     -----------  ------------  -----------
Cash and Cash Equivalents, End of Year ............. $   693.6    $    593.4    $   763.1
                                                     ===========  ============  ===========
Supplemental cash flow information
  Interest Paid .................................... $    34.9    $  1,437.2    $ 1,244.0
                                                     ===========  ============  ===========
  Income Taxes Paid (Refunded) ..................... $    49.2    $     41.0    $   (21.3)
                                                     ===========  ============  ===========

               See Notes to Consolidated Financial Statements.

                               SAI-81

          THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1) ORGANIZATION

   The Equitable Life Assurance Society of the United States ("Equitable Life") converted to a stock life insurance company on July 22, 1992 and became a wholly owned subsidiary of The Equitable Companies Incorporated (the "Holding Company"). In connection with the conversion, Equitable Life's eligible policyholders received cash, policy credits or common stock of the Holding Company. The costs incurred in connection with the demutualization have been presented as an extraordinary charge.

   At conversion, on July 22, 1992, AXA Group ("AXA") became the owner of 49% of the Holding Company's common shares outstanding.

   On December 19, 1994, the Holding Company exchanged all its outstanding redeemable preferred stock and substantially all of its convertible preferred stock for common stock, a new series of convertible preferred stock and convertible debentures. As a result of this transaction, AXA's ownership of the Holding Company increased to 60.5% (63.6% assuming conversion of Convertible Preferred Stock held by AXA and 54.1% if all securities convertible into, or options on, common stock were to be converted or exercised).

2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Basis of Presentation and Principles of Consolidation

   After July 22, 1992, Equitable Life commenced preparing its general purpose financial statements in conformity with generally accepted accounting principles ("GAAP") for stock life insurance companies. Such principles have been applied retroactively in the preparation of these consolidated financial statements for all periods prior to conversion.

   The accompanying consolidated financial statements include the accounts of Equitable Life and its wholly owned life insurance subsidiaries (collectively, the "Insurance Group"); non-insurance subsidiaries, principally Alliance Capital Management L.P. ("Alliance"), an investment advisory subsidiary and Equitable Real Estate Investment Management, Inc. ("EREIM"), a real estate investment management subsidiary; and those partnerships and joint ventures (collectively, including its consolidated subsidiaries the "Company") in which the Company has control and a majority economic interest. The consolidated statements of earnings and cash flows for the years ended December 31, 1993 and 1992 include the results of operations and cash flows of Donaldson, Lufkin & Jenrette, Inc. ("DLJ"), an investment banking and brokerage affiliate, on a consolidated basis through December 15, 1993, the date of sale (see Note 21). Subsequent to the date of sale, DLJ is accounted for on the equity basis. The Closed Block assets and liabilities and results of operations subsequent to demutualization are presented in the consolidated financial statements as single line items. Prior to demutualization such amounts were presented line by line in the consolidated financial statements (see Note 6). Unless specifically stated, all disclosures contained herein supporting the consolidated financial statements exclude the Closed Block related amounts.

   All significant intercompany transactions and balances have been eliminated in consolidation other than intercompany transactions and balances with the Closed Block and the discontinued Guaranteed Interest Contract ("GIC") Segment (see Note 7).

   Certain reclassifications have been made in the amounts presented for prior periods to conform those periods with the 1994 presentation.

                               SAI-82

          THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                 Notes to Consolidated Financial Statements--(Continued)

 Closed Block

   As of July 22, 1992, Equitable Life established the Closed Block for the benefit of certain classes of individual participating policies for which Equitable Life had a dividend scale payable in 1991 and which were in force on that date. Assets were allocated to the Closed Block in an amount which, together with anticipated revenues from policies included in the Closed Block, was reasonably expected to be sufficient to support such business, including provision for payment of claims, certain expenses and taxes, and for continuation of dividend scales payable in 1991, assuming the experience underlying such scales continues.

   Assets allocated to the Closed Block inure solely to the benefit of the holders of policies included in the Closed Block and will not revert to the benefit of Equitable Life's shareholder. The plan of demutualization prohibits the reallocation, transfer, borrowing or lending of assets between the Closed Block and other portions of Equitable Life's General Account, any of its Separate Accounts or to any affiliate of Equitable Life without the approval of the New York Superintendent of Insurance. Closed Block assets and liabilities are carried on the same basis as similar assets and liabilities held in the General Account.

   The excess of Closed Block liabilities over Closed Block assets represents the expected future post-tax contribution from the Closed Block which would be recognized in income over the period the policies and contracts in the Closed Block remain in force.

   If the actual contribution from the Closed Block in any given period equals or exceeds the expected contribution for such period as determined at the establishment of the Closed Block, the expected contribution would be recognized in income for that period. Any excess of the actual contribution over the expected contribution would also be recognized in income to the extent that the aggregate expected contribution for all prior periods exceeded the aggregate actual contribution. Any remaining excess of actual contribution over expected contributions would be accrued in the Closed Block as a liability for future dividends to be paid to the Closed Block policyholders.

   If, over the period the policies and contracts in the Closed Block remain in force, the actual contribution from the Closed Block is less than the expected contribution from the Closed Block, only such actual contribution would be recognized in income.

 Discontinued Operations

   In 1991, the Company's management adopted a plan to discontinue the business operations of the GIC Segment, consisting of the Guaranteed Interest Contract and Group Non-Participating Wind-Up Annuities lines of business. The Company established a pre-tax provision for the estimated future losses of the GIC line of business and a premium deficiency reserve for the Group Non-Participating Wind-Up Annuities. Losses incurred subsequently have been charged to the allowance for future losses and the premium deficiency reserve. Total allowances are based upon management's best judgment and there is no assurance that the ultimate losses will not differ.

 Accounting Changes

   In the fourth quarter of 1994 (effective as of January 1, 1994), the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 112, Employers' Accounting for Postemployment Benefits,

                               SAI-83

          THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                 Notes to Consolidated Financial Statements--(Continued)

which requires employers to recognize the obligation to provide postemployment benefits. Implementation of this statement resulted in a charge for the cumulative effect of accounting change of $27.1 million, net of a Federal income tax benefit of $14.6 million. The current year impact from the implementation of this statement had no material effect on the 1994 consolidated statements of earnings.

   In the first quarter of 1993, the Company adopted SFAS No. 113, "Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts," which establishes the conditions for reinsurance accounting. With the adoption of this statement, certain reinsurance contracts were reclassified in 1993 and are presented on a gross basis. Implementation of this statement had no material effect on the Company's consolidated financial statements.

   At December 31, 1993, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," which expanded the use of fair value accounting for those securities that a company does not have positive intent and ability to hold to maturity. Implementation of this statement increased consolidated shareholder's equity by $62.6 million net of deferred policy acquisition costs, amounts attributable to participating group annuity contracts and deferred Federal income tax.

   In the fourth quarter of 1992 (effective as of January 1, 1992), the Company adopted SFAS No. 109, "Accounting for Income Taxes," and SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." The cumulative effect of accounting changes of $4.9 million is comprised of a credit of $252.3 million related to the income tax statement and a charge of $247.4 million, net of a Federal income tax benefit of $130.9 million, related to the postretirement benefit statement.

   In 1992, effective in the fourth quarter, the Company changed its method of accounting for foreclosed assets to comply with AICPA Statement of Position No. 92-3, "Accounting for Foreclosed Assets." This change resulted in a charge of $34.5 million which is reflected in investment gains, net.

 New Accounting Pronouncements

   In the first quarter of 1995, the Company intends to adopt SFAS No. 114, "Accounting by Creditors for Impairment of a Loan." This statement applies to all creditors and addresses the accounting for impairment of a loan by specifying how allowances for credit losses should be determined. The statement also applies to all loans that are restructured in a troubled debt restructuring involving a modification of terms. It requires that impaired loans that are within the scope of this statement be measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. The Company is currently providing for impairment of loans through an allowance for possible losses, and the implementation of this statement is not expected to have a significant effect on the level of this allowance. As a result, there should be no material effect on the Company's consolidated statements of earnings or shareholder's equity upon adoption.

 Valuation of Investments

   Fixed maturities which the Company has both the ability and the intent to hold to maturity are stated principally at amortized cost. For publicly traded fixed maturities and for directly negotiated fixed maturities the amortized cost is adjusted for impairments in value deemed to be other than temporary. Fixed maturities which have been identified as available for sale are reported at estimated fair value.

                               SAI-84

          THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                 Notes to Consolidated Financial Statements--(Continued)

   Mortgage loans on real estate are stated at unpaid principal balances, net of unamortized discounts and valuation allowances. The valuation allowances are based on losses expected by management to be realized on transfers of mortgage loans to real estate (upon foreclosure or in-substance foreclosure), on the disposition or settlement of mortgage loans and on mortgage loans which management believes may not be collectible in full. In establishing valuation allowances, management considers, among other things, the estimated fair value of the underlying collateral.

   Real estate, including real estate acquired in satisfaction of debt, is stated at depreciated cost less valuation allowances. At the date of foreclosure (including in-substance foreclosure), real estate acquired in satisfaction of debt is valued at estimated fair value. Valuation allowances on real estate held for the production of income are computed using the forecasted cash flows of the respective properties discounted at a rate equal to the Company's cost of funds; valuation allowances on real estate available for sale are computed using the lower of estimated current fair value or depreciated cost, net of disposition costs.

   Policy loans are stated at unpaid principal balances.

   Partnerships and joint venture interests in which the Company does not have control and a majority economic interest are reported using the equity basis of accounting and are included with either equity real estate or other equity investments, as appropriate.

   Equity securities, comprised of common stock and non-redeemable preferred stocks, are carried at estimated fair value and are included in other equity investments.

   Short-term investments are stated at amortized cost which approximates fair value and are included with other invested assets.

   Cash and cash equivalents included cash on hand, amounts due from banks and highly liquid debt instruments purchased with an original maturity of three months or less.

   All securities are recorded in the consolidated financial statements on a trade date basis.

 Investment Results and Unrealized Investment Gains (Losses)

   Net investment income excludes net investment income of Separate Accounts on which the Insurance Group does not bear the investment risk. Net investment income and realized investment gains and losses (collectively, "investment results") related to certain participating group annuity contracts are passed through to the contractholders as interest credited to policyholders' account balances.

   Realized investment gains and losses, other than those related to Separate Accounts on which the Insurance Group does not bear the investment risk, are determined by specific identification and are presented as a component of revenue. Valuation allowances are netted against the asset categories to which they apply and changes in the valuation allowances are included in investment gains or losses.

   Unrealized investment gains and losses on fixed maturities available for sale and equity securities held by the Company are accounted for as a separate component of shareholder's equity, net of related deferred Federal income taxes, amounts attributable to the discontinued GIC Segment, Closed Block, participating group annuity contracts and deferred policy acquisition costs related to universal life and investment-type products.

                               SAI-85

          THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                 Notes to Consolidated Financial Statements--(Continued)

 Recognition of Insurance Income and Related Expenses

   Premiums from universal life and investment-type contracts are reported as deposits to policyholders' account balances. Revenues from these contracts consist of amounts assessed during the period against policyholders' account balances for mortality charges, policy administration charges and surrender charges. Policy benefits and claims that are charged to expense include benefit claims incurred in the period in excess of related policyholders' account balances.

   Premiums from traditional life and annuity policies with life contingencies are recognized generally as income when due. Benefits and expenses are matched with such income so as to result in the recognition of profits over the life of the contracts. This match is accomplished by means of the provision for liabilities for future policy benefits and the deferral and subsequent amortization of policy acquisition costs.

   For contracts with a single premium or a limited number of premium payments due over a significantly shorter period than the total period over which benefits are provided, premiums are recorded as income when due with any excess profit deferred and recognized in income in a constant relationship to insurance in force or, for annuities, the amount of expected future benefit payments.

   Premiums from individual health contracts are recognized as income over the period to which the premiums relate in proportion to the amount of insurance protection provided.

 Deferred Policy Acquisition Costs

   The costs of acquiring new business, principally commissions, underwriting, agency and policy issue expenses, all of which vary with and are primarily related to the production of new business, are deferred. Deferred policy acquisition costs are subject to recoverability testing at the time of policy issue and loss recognition testing at the end of each accounting period.

   For universal life and investment-type products, deferred policy acquisition costs are amortized over the expected average life of the contracts (periods ranging from 15 to 35 years and 5 to 17 years, respectively) as a constant percentage of estimated gross profits arising principally from investment results, mortality and expense margins and surrender charges based on historical and anticipated future experience, updated at the end of each accounting period. The effects of revisions to experience on previous amortization of deferred policy acquisition costs are reflected in earnings and change in unrealized investment gains (losses) in the period estimated gross profits are revised.

   For traditional life and annuity policies with life contingencies, deferred policy acquisition costs are amortized in proportion to anticipated premiums. Assumptions as to anticipated premiums are estimated at the date of policy issue and are consistently applied during the life of the contracts. Deviations from estimated experience are reflected in earnings in the period such deviations occur. For these contracts, the amortization periods generally are for the estimated life of the policy.

   For individual health benefit insurance, deferred policy acquisition costs are amortized over the expected average life of the contracts (10 years for major medical policies and 20 years for disability income products) in proportion to anticipated premium revenue at time of issue.

                              SAI-86

          THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                 Notes to Consolidated Financial Statements--(Continued)

 Policyholders' Account Balances and Future Policy Benefits

   Policyholders' account balances for universal life and investment-type contracts are equal to the policy account values. The policy account values represent an accumulation of gross premium payments plus credited interest less expense and mortality charges and withdrawals.

   For traditional life insurance policies, future policy benefit and dividend liabilities are computed using a net level premium method on the basis of actuarial assumptions as to mortality, persistency and interest established at policy issue. Assumptions established at policy issue as to mortality and persistency are based on the Insurance Group's experience which, together with interest and expense assumptions, provide a margin for adverse deviation. When the liabilities for future policy benefits plus the present value of expected future gross premiums are insufficient to provide for expected future policy benefits and expenses, unrecoverable deferred policy acquisition costs are written off and thereafter, if required, a premium deficiency reserve is established by a charge to earnings. Benefit liabilities for traditional annuities during the accumulation period are equal to accumulated contractholders' fund balances and after annuitization are equal to the present value of expected future payments. Interest rates used in establishing such liabilities range from 2.25% to 11.5% for life insurance liabilities and from 2.25% to 13.5% for annuity liabilities.

   Individual health benefit liabilities for active lives are calculated using the net level premium method, and assumptions as to future morbidity, withdrawals and interest which provide a margin for adverse deviation. Benefit liabilities for disabled lives are calculated using the present value of benefits method and experience assumptions as to claim terminations, expenses, and interest which also provide a margin for adverse deviation.

   Claim reserves and associated liabilities for individual disability income and major medical policies were $291.3 million, $402.2 million, $529.3 million and $570.6 million at January 1, 1992, December 31, 1992, 1993 and 1994, respectively. Incurred benefits (benefits paid plus changes in claim reserves) and benefits paid for individual disability income and major medical policies are summarized as follows:

                                              YEARS ENDED DECEMBER 31,
                                           ----------------------------
                                              1994      1993      1992
                                           --------  --------  --------
                                                   (IN MILLIONS)
Incurred benefits related to current year  $188.6    $193.1    $183.0
Incurred benefits related to prior years     28.7     106.1      67.3
                                           --------  --------  --------
Total Incurred Benefits .................. $217.3    $299.2    $250.3
                                           ========  ========  ========
Benefits paid related to current year  ... $ 43.7    $ 48.9    $ 39.7
Benefits paid related to prior years  ....  132.3     123.1      99.7
                                           --------  --------  --------
Total Benefits Paid ...................... $176.0    $172.0    $139.4
                                           ========  ========  ========

   The amount of policyholders' dividends to be paid (including those on policies included in the Closed Block) is determined annually by Equitable Life's Board of Directors. The aggregate amount of policyholders' dividends is related to actual interest, mortality, morbidity and expense experience for the year and judgment as to the appropriate level of statutory surplus to be retained by Equitable Life.

                               SAI-87

          THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                 Notes to Consolidated Financial Statements--(Continued)

   Equitable Life is subject to limitations on the amount of statutory profits which can be retained by Equitable Life with respect to certain classes of individual participating policies that were in force on July 22, 1992 which are not included in the Closed Block and with respect to participating policies issued subsequent to July 22, 1992. Excess statutory profits, if any, will be distributed over time to such policyholders and will not be available to Equitable Life's shareholder. Earnings in excess of limitations are accrued as policyholders' dividends.

   At December 31, 1994, participating policies including those in the Closed Block represent approximately 31.0% ($64.4 billion) of direct written life insurance in force, net of amounts ceded. Participating policies represent substantially all of the premium income as reflected in the consolidated statements of earnings and in the results of the Closed Block.

 Federal Income Taxes

   Equitable Life and its life insurance and non-life insurance subsidiaries file a consolidated Federal income tax return with the Holding Company and its non-life insurance subsidiaries. Current Federal income taxes are charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year. Effective January 1, 1992, deferred income tax assets and liabilities are recognized based on the difference between financial statement carrying amounts and income tax bases of assets and liabilities using enacted income tax rates and laws.

 Separate Accounts

   Separate Accounts are established in conformity with the New York State Insurance Law and are generally not chargeable with liabilities that arise from any other business of the Insurance Group. Separate Accounts assets are subject to General Account claims only to the extent the value of such assets exceeds the Separate Accounts liabilities.

   Assets and liabilities of the Separate Accounts, representing net deposits and accumulated net investment earnings less fees, held primarily for the benefit of contractholders, are shown as separate captions in the consolidated balance sheets. The Insurance Group bears the investment risk on assets held in one Separate Account, therefore, such assets are carried on the same basis as similar assets held in the General Account portfolio. Assets held in the other Separate Accounts are carried at quoted market values or, where quoted values are not available, at estimated fair values as determined by the Insurance Group.

   The investment results of Separate Accounts on which the Insurance Group does not bear the investment risk are reflected directly in Separate Accounts liabilities. For the years ended December 31, 1994, 1993 and 1992, investment results of such Separate Accounts were $676.3 million, $1,676.5 million and $1,447.4 million, respectively.

   The investment results of a Separate Account on which the Insurance Group bears the investment risk and which are included in revenues, amounted to $13.7 million, $12.6 million and $14.5 million for the years ended December 31, 1994, 1993 and 1992, respectively.

                               SAI-88

          THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                 Notes to Consolidated Financial Statements--(Continued)

   Deposits to all Separate Accounts are reported as increases in Separate Accounts liabilities and are not reported in revenues. Mortality, policy administration and surrender charges of all Separate Accounts are included in revenues.

3) INVESTMENTS

   The following tables provide additional information relating to fixed maturities and equity securities:

                                                      GROSS         GROSS
                                       AMORTIZED    UNREALIZED    UNREALIZED    ESTIMATED
                                         COST         GAINS         LOSSES      FAIR VALUE
                                     -----------  ------------  ------------  ------------
                                                          (IN MILLIONS)
DECEMBER 31, 1994
-----------------------------------
Fixed Maturities:
 Held to Maturity:
  Corporate ........................ $4,661.0     $67.9         $233.8        $4,495.1
  U.S. Treasury securities and
   U.S. government and agency
   securities ......................    428.9       4.6           44.2           389.3
  States and political subdivisions      63.4        .9            3.7            60.6
  Foreign governments ..............     69.7       4.2            2.0            71.9
                                     -----------  ------------  ------------  ------------
Total Held to Maturity ............. $5,223.0     $77.6         $283.7        $5,016.9
                                     ===========  ============  ============  ============
 Available for Sale:
  Corporate ........................ $5,663.4     $34.6         $368.0        $5,330.0
  Mortgage-backed ..................    686.0       2.9           44.8           644.1
  U.S. Treasury securities and
   U.S. government and agency
   securities ......................  1,519.3       6.7           71.9         1,454.1
  States and political subdivisions      23.4        .1             .7            22.8
  Foreign governments ..............     43.8        .3            4.2            39.9
  Redeemable preferred stock  ......    108.4        .4           13.7            95.1
                                     -----------  ------------  ------------  ------------
Total Available for Sale ........... $8,044.3     $45.0         $503.3        $7,586.0
                                     ===========  ============  ============  ============
Equity Securities:
 Common stock ...................... $  126.4     $31.2         $ 23.5        $  134.1
                                     ===========  ============  ============  ============

                               SAI-89

          THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                 Notes to Consolidated Financial Statements--(Continued)

                                                      GROSS         GROSS
                                       AMORTIZED    UNREALIZED    UNREALIZED    ESTIMATED
                                         COST         GAINS         LOSSES      FAIR VALUE
                                     -----------  ------------  ------------  ------------
                                                          (IN MILLIONS)
December 31, 1993
-----------------------------------
Fixed Maturities:
 Held to Maturity:
  Corporate ........................ $5,155.0     $390.7        $17.7         $5,528.0
  Mortgage-backed ..................     89.1        4.3           .1             93.3
  U.S. Treasury securities and
   U.S. government and agency
   securities ......................     91.2       16.8          --             108.0
  States and political subdivisions     274.7       29.4           .1            304.0
  Foreign governments ..............     49.1        5.3          --              54.4
                                     -----------  ------------  ------------  ------------
Total Held to Maturity ............. $5,659.1     $446.5        $17.9         $6,087.7
                                     ===========  ============  ============  ============
 Available for Sale:
  Corporate ........................ $4,909.0     $218.2        $31.0         $5,096.2
  Mortgage-backed ..................  1,093.7       34.8          1.4          1,127.1
  U.S. Treasury securities and
   U.S. government and agency
   securities ......................    881.0       44.1          1.7            923.4
  States and political subdivisions     590.6       26.5          1.6            615.5
  Foreign governments ..............     40.0        1.8           .2             41.6
  Redeemable preferred stock  ......     31.1         .1          5.7             25.5
                                     -----------  ------------  ------------  ------------
Total Available for Sale ........... $7,545.4     $325.5        $41.6         $7,829.3
                                     ===========  ============  ============  ============
Equity Securities:
 Common stock ...................... $  110.0     $ 78.8        $ 2.8         $  186.0
 Non-redeemable preferred stock  ...      6.9         .3           .5              6.7
                                     -----------  ------------  ------------  ------------
Total Equity Securities ............ $  116.9     $ 79.1        $ 3.3         $  192.7
                                     ===========  ============  ============  ============

   For publicly traded fixed maturities and equity securities, estimated fair value is determined using quoted market prices. For fixed maturities without a readily ascertainable market value, the Company has determined an estimated fair value using a discounted cash flow approach, including provisions for credit risk, generally based upon the assumption that such securities will be held to maturity. Estimated fair value for equity securities, substantially all of which do not have a readily ascertainable market value, has been determined by the Company. Such estimated fair values do not necessarily represent the values for which these securities could have been sold at the dates of the consolidated balance sheets. At December 31, 1994 and 1993, securities without a readily ascertainable market value having an amortized cost of $3,854.0 million and $4,751.5 million, respectively, had estimated fair values of $3,724.6 million and $5,016.6 million, respectively.

                               SAI-90

          THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                 Notes to Consolidated Financial Statements--(Continued)

   The contractual maturity of bonds at December 31, 1994 is shown below:

                                    HELD TO MATURITY          AVAILABLE FOR SALE
                               -------------------------  -------------------------
                                 AMORTIZED    ESTIMATED     AMORTIZED    ESTIMATED
                                   COST       FAIR VALUE      COST       FAIR VALUE
                               -----------  ------------  -----------  ------------
                                                   (IN MILLIONS)
Due in one year or less  ..... $  216.2     $  216.1      $  214.9     $  214.8
Due in years two through five   1,442.1      1,419.1       1,895.2      1,855.0
Due in years six through ten    1,733.5      1,634.3       2,763.8      2,549.7
Due after ten years ..........  1,831.2      1,747.4       2,376.0      2,227.3
Mortgage-backed securities  ..    --           --            686.0        644.1
                               -----------  ------------  -----------  ------------
Total ........................ $5,223.0     $5,016.9      $7,935.9     $7,490.9
                               ===========  ============  ===========  ============

   Bonds not due at a single maturity date have been included in the above table in the year of final maturity. Actual maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

   Investment valuation allowances and changes thereto are shown below:

                                                      YEARS ENDED DECEMBER 31,
                                                  -------------------------------
                                                     1994       1993       1992
                                                  ---------  ---------  ---------
                                                            (IN MILLIONS)
Balances, beginning of year ..................... $ 355.6    $ 512.0    $ 565.1
Additions charged to income .....................    51.0       92.8      265.0
Deductions for writedowns and asset dispositions   (121.7)    (249.2)    (239.3)
Transfers of allowances to discontinued GIC
 Segment and Closed Block .......................      --       --        (78.8)
                                                  ---------  ---------  ---------
Balances, End of Year ........................... $ 284.9    $ 355.6    $ 512.0
                                                  =========  =========  =========
Balances, end of year comprise:
 Mortgage loans on real estate .................. $  64.2    $ 144.4    $ 198.3
 Equity real estate .............................   220.7      211.2      195.1
 Fixed maturities ...............................      --       --        118.6
                                                  ---------  ---------  ---------
Total ........................................... $ 284.9    $ 355.6    $ 512.0
                                                  =========  =========  =========

   Deductions for writedowns and asset dispositions for 1993 include an $87.1 million writedown of fixed maturity investments at December 31, 1993 as a result of adopting a new accounting statement for the valuation of these investments that requires specific writedowns instead of valuation allowances.

   At December 31, 1994, the carrying values of investments held for the production of income which were non-income producing for the twelve months preceding the consolidated balance sheet date were $33.7 million of fixed maturities, $42.5 million of mortgage loans on real estate and $.9 million of equity real estate.

   The Insurance Group's fixed maturity investment portfolio includes corporate high yield securities consisting of public high yield bonds, redeemable preferred stocks and directly negotiated debt in leveraged buyout transactions. The Insurance Group seeks to minimize the higher than normal credit risks associated with such securities by monitoring the total investments in any single issuer or total

                               SAI-91

          THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                 Notes to Consolidated Financial Statements--(Continued)

investment in a particular industry group. Certain of these corporate high yield securities are classified as other than investment grade by the various rating agencies, i.e., a rating below Baa or an NAIC (National Association of Insurance Commissioners) designation of 3 (medium grade), 4 or 5 (below investment grade) or 6 (in or near default). At December 31, 1994, approximately 12.4% of the $13,017.0 million aggregate amortized cost of bonds held by the Insurance Group were considered to be other than investment grade.

   In addition to its holdings of corporate high yield securities, the Insurance Group is an equity investor in limited partnership interests which invest primarily in securities considered to be other than investment grade.

   The Company has restructured or modified the terms of certain fixed maturity investments. The fixed maturity portfolio, based on amortized cost, includes $30.5 million and $55.3 million at December 31, 1994 and 1993, respectively, of such restructured securities. These amounts include fixed maturities which are in default as to principal and/or interest payments, are to be restructured pursuant to commenced negotiations or where the borrowers went into bankruptcy subsequent to acquisition (collectively, "problem fixed maturities") of $9.7 million and $32.7 million as of December 31, 1994 and 1993, respectively. Gross interest income that would have been recorded in accordance with the original terms of restructured fixed maturities amounted to $7.5 million, $11.7 million and $35.4 million in 1994, 1993 and 1992, respectively. Gross interest income on these fixed maturities included in net investment income aggregated $6.8 million, $9.7 million and $28.2 million in 1994, 1993 and 1992, respectively.

   At December 31, 1994 and 1993, mortgage loans on real estate with scheduled payments 60 days (90 days for agricultural mortgages) or more past due or in foreclosure (collectively, "problem mortgage loans on real estate") had an amortized cost of $96.9 million (2.3% of total mortgage loans on real estate) and $292.1 million (6.2% of total mortgage loans on real estate), respectively.

   The payment terms of mortgage loans on real estate may from time to time be restructured or modified. The investment in restructured mortgage loans on real estate, based on amortized cost, amounted to $447.9 million and $508.4 million at December 31, 1994 and 1993, respectively. These amounts include $1.0 million and $28.1 million of problem mortgage loans on real estate at December 31, 1994 and 1993, respectively. Gross interest income on restructured mortgage loans on real estate that would have been recorded in accordance with the original terms of such loans amounted to $44.9 million, $51.8 million and $59.8 million in 1994, 1993 and 1992, respectively. Gross interest income on these loans included in net investment income aggregated $32.8 million, $46.0 million and $44.9 million in 1994, 1993 and 1992, respectively.

   At December 31, 1994, investments owned of any one issuer, including its affiliates, that aggregate 10% or more of total shareholder's equity were $596.0 million, principally in mortgage loans, to Trammell Crow and affiliates (including holdings of the Closed Block and the discontinued GIC Segment). The amount includes restructured mortgage loans on real estate and potential problem mortgage loans on real estate with amortized costs of $4.9 million and $294.0 million, respectively. Partnerships affiliated with Trammell Crow, which are borrowers pursuant to commercial mortgage loans with an amortized cost of $294.0 million at December 31, 1994, filed for Chapter 11 bankruptcy on January 3, 1995. The loan package consists of first mortgage interests in 48 properties. The borrowing groups consist of 46 individual partnerships and the loans are substantially cross-collateralized.

                               SAI-92

          THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                 Notes to Consolidated Financial Statements--(Continued)

   The Insurance Group's investment in equity real estate is through direct ownership and through investments in real estate joint ventures. At December 31, 1994 and 1993, the carrying value of equity real estate available for sale amounted to $447.8 million and $402.5 million, respectively. At December 31, 1994 and 1993, the Company owned $1,086.9 million and $947.0 million, respectively, of real estate acquired in satisfaction of debt.

   Depreciation of real estate is computed using the straight-line method over the estimated useful lives of the properties, which generally range from 40 to 50 years. Accumulated depreciation on real estate was $703.1 million and $624.7 million at December 31, 1994 and 1993, respectively. Depreciation expense on real estate totaled $117.0 million, $115.3 million and $117.7 million for the years ended December 31, 1994, 1993 and 1992, respectively.

4) JOINT VENTURES AND PARTNERSHIPS

   Summarized combined financial information of real estate joint ventures (47 and 53 individual ventures as of December 31, 1994 and 1993, respectively) and of limited partnership interests accounted for under the equity method, in which the Company has an investment of $10.0 million or greater and an equity interest of 10% or greater is as follows:

                                                                                DECEMBER 31,
                                                                         ------------------------
                                                                             1994         1993
                                                                         -----------  -----------
                                                                               (IN MILLIONS)
FINANCIAL POSITION
Investments in real estate, at depreciated cost ........................ $2,786.7     $3,160.2
Investments in securities, generally at estimated fair value  ..........  3,071.2      3,633.6
Cash and cash equivalents ..............................................    359.8        195.0
Other assets ...........................................................    398.7        753.8
                                                                         -----------  -----------
Total assets ...........................................................  6,616.4      7,742.6
                                                                         -----------  -----------
Funds borrowed -- third party ..........................................  1,759.6      1,826.5
Funds borrowed -- the Company ..........................................    238.0        594.1
Other liabilities ......................................................    987.7      1,041.0
                                                                         -----------  -----------
Total liabilities ......................................................  2,985.3      3,461.6
                                                                         -----------  -----------
Partners' Capital ...................................................... $3,631.1     $4,281.0
                                                                         ===========  ===========
Equity in partners' capital included above ............................. $  964.2     $1,044.1
Equity in limited partnership interests not included above  ............    224.6        259.3
(Deficit) excess of equity in partners' capital over investment cost
  and equity earnings ..................................................     (1.8)        18.1
Notes receivable from joint venture ....................................      6.1         38.7
Negative equity in certain joint ventures presented as other
  liabilities ..........................................................       --         57.1
                                                                         -----------  -----------
Carrying Value ......................................................... $1,193.1     $1,417.3
                                                                         ===========  ===========

                               SAI-93

          THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                 Notes to Consolidated Financial Statements--(Continued)

                                                                YEARS ENDED DECEMBER 31,
                                                            -------------------------------
                                                               1994       1993       1992
                                                            ---------  ---------  ---------
                                                                      (IN MILLIONS)
STATEMENTS OF EARNINGS
Revenues of real estate joint ventures .................... $ 537.7    $ 602.7    $ 719.0
Revenues of other limited partnership interests  ..........   103.4      319.1      270.1
Interest expense -- third party ...........................  (114.9)    (118.8)    (119.8)
Interest expense -- the Company ...........................   (36.9)     (52.1)     (83.4)
Other expenses ............................................  (430.9)    (531.7)    (592.1)
                                                            ---------  ---------  ---------
Net Earnings .............................................. $  58.4    $ 219.2    $ 193.8
                                                            =========  =========  =========
Equity in net earnings included above ..................... $  18.9    $  71.6    $  40.6
Equity in net earnings of limited partnerships not
 included above ...........................................    25.3       46.3       50.9
Excess of earnings in joint ventures over equity ownership
 percentage and amortization of differences in bases  .....     1.8        9.2        5.7
Interest on notes receivable ..............................    --           .5        3.3
                                                            ---------  ---------  ---------
Total Equity in Net Earnings .............................. $  46.0    $ 127.6    $ 100.5
                                                            =========  =========  =========

5) NET INVESTMENT INCOME AND INVESTMENT GAINS (LOSSES)

   The sources of net investment income are summarized as follows:

                                                      YEARS ENDED DECEMBER 31,
                                                ----------------------------------
                                                    1994        1993        1992
                                                ----------  ----------  ----------
                                                           (IN MILLIONS)
Fixed maturities .............................. $1,024.5    $  981.7    $1,061.4
Trading account securities ....................     --         709.3       474.3
Securities purchased under resale agreements  .     --         533.8       543.2
Mortgage loans on real estate .................    384.3       457.4       646.1
Equity real estate ............................    561.8       539.1       396.5
Other equity investments ......................     35.7       110.4       104.8
Policy loans ..................................    122.7       117.0       183.2
Broker-dealer related receivables .............     --         292.2       276.3
Other investment income .......................    336.3       304.9       297.9
                                                ----------  ----------  ----------
 Gross investment income ......................  2,465.3     4,045.8     3,983.7
                                                ----------  ----------  ----------
Interest expense to finance short-term trading
 instruments ..................................     --         983.4       918.4
Other investment expenses .....................    434.4       463.1       375.8
                                                ----------  ----------  ----------
 Investment expenses ..........................    434.4     1,446.5     1,294.2
                                                            ----------  ----------
Net Investment Income ......................... $2,030.9    $2,599.3    $2,689.5
                                                ==========  ==========  ==========

                               SAI-94

          THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                 Notes to Consolidated Financial Statements--(Continued)

   Investment gains, net, including changes in the valuation allowances, are summarized as follows:

                                          YEARS ENDED DECEMBER 31,
                                      ------------------------------
                                         1994       1993      1992
                                      ---------  --------  ---------
                                               (IN MILLIONS)
Fixed maturities .................... $(14.1)    $123.1    $  49.1
Mortgage loans on real estate  ......  (43.1)     (65.1)    (148.9)
Equity real estate ..................   20.6      (18.5)     (48.1)
Other equity investments ............   76.0      119.5      246.2
Dealer and trading gains ............   --        372.5      272.0
Sales of newly issued Alliance units    52.4       --         --
Other ...............................   --          1.9        1.5
                                      ---------  --------  ---------
Investment Gains, Net ............... $ 91.8     $533.4    $ 371.8
                                      =========  ========  =========

   Gross gains of $116.8 million, $188.5 million and $141.0 million and gross losses of $100.1 million, $145.0 million and $123.4 million were realized on sales of investments in fixed maturities for the years ended December 31, 1994, 1993 and 1992, respectively. In addition, writedowns of fixed maturities amounted to $30.8 million, $5.4 million and $13.6 million for the years ended December 31, 1994, 1993 and 1992, respectively.

   For the year ended December 31, 1994, proceeds received on sales of fixed maturities classified as available for sale amounted to $5,253.9 million. Gross gains of $63.8 million and gross losses of $59.1 million were realized on these sales. The increase in unrealized investment losses related to fixed maturities classified as available for sale for the year ended December 31, 1994 amounted to $742.2 million.

   During the year ended December 31, 1994, one security classified as held to maturity was sold and six securities so classified were transferred to the available for sale portfolio. These actions were taken as a result of a significant deterioration in creditworthiness. The amortized cost of the security sold was $19.9 million with a related investment gain of $.8 million recognized; the aggregate amortized cost of the securities transferred was $42.8 million with gross unrealized investment losses of $3.1 million charged to consolidated shareholder's equity.

   Investment gains from other equity investments include gains generated by DLJ's involvement in long-term corporate development investments amounting to $79.9 million and $195.9 million for the years ended December 31, 1993 and 1992, respectively.

   For the years ended December 31, 1994, 1993 and 1992, investment results passed through to certain participating group annuity contracts as interest credited to policyholders' account balances amounted to $175.8 million, $243.2 million and $286.8 million, respectively.

   In 1994, Alliance sold 4.96 million newly issued units to third parties at prevailing market prices. The sales decreased the Company's ownership of Alliance's publicly traded units from 63.2% to 59.2%. In addition, the Company continues to hold its 1% general partnership interest in Alliance. The Company recognized an investment gain of $52.4 million as a result of these transactions.

                               SAI-95

          THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                 Notes to Consolidated Financial Statements--(Continued)

   The unrealized investment gains (losses), included in the consolidated balance sheets as a component of equity and the changes for the corresponding years, are summarized as follows:

                                                      YEARS ENDED DECEMBER 31,
                                                  -------------------------------
                                                      1994       1993       1992
                                                  ----------  ---------  --------
                                                            (IN MILLIONS)
Balance, beginning of year ...................... $ 131.9     $  78.8    $ 65.5
Changes in unrealized investment (losses) gains    (823.8)      (14.1)      6.0
Effect of adopting SFAS No. 115 .................    --         283.9      --
Changes in unrealized investment (gains) losses
 attributable to:
  Participating group annuity contracts  ........    40.8       (36.2)     19.4
  Deferred policy acquisition costs .............   269.5      (150.5)     --
  Deferred Federal income taxes .................   178.6       (30.0)    (12.1)
                                                  ---------   ---------  --------
Balance, End of Year ............................ $(203.0)    $ 131.9    $ 78.8
                                                  =========   =========  ========
Balance, end of year comprises:
 Unrealized investment (losses) gains on:
  Fixed maturities .............................. $(461.3)    $ 283.9    $ (3.9)
  Other equity investments ......................     7.7        75.8      81.6
  Other .........................................    14.5        25.0      37.2
                                                  ----------  ---------  --------
   Total ........................................  (439.1)      384.7     114.9
 Amounts of unrealized investment (gains) losses
  attributable to:
   Participating group annuity contracts  .......     5.9       (34.9)      1.3
   Deferred policy acquisition costs ............   119.0      (150.5)     --
   Deferred Federal income taxes ................   111.2       (67.4)    (37.4)
                                                  ----------  ---------  --------
Total ........................................... $(203.0)    $ 131.9    $ 78.8
                                                  ==========  =========  ========

                               SAI-96

          THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                 Notes to Consolidated Financial Statements--(Continued)

6) CLOSED BLOCK

   Summarized financial information of the Closed Block is as follows:

                                                                   DECEMBER 31,
                                                             ----------------------
                                                                 1994        1993
                                                             ----------  ----------
                                                                  (IN MILLIONS)
Assets
Fixed Maturities:
  Held to maturity, at amortized cost (estimated fair value,
    $1,785.0 and $1,971.5) ................................. $1,927.8    $1,871.5
  Available for sale, at estimated fair value (amortized
    cost,
    $1,270.3 and $984.4) ...................................  1,197.0     1,030.6
Mortgage loans on real estate ..............................  1,543.7     1,692.3
Policy loans ...............................................  1,827.9     1,877.1
Cash and other invested assets .............................    442.5       426.2
Deferred policy acquisition costs ..........................    878.1       940.3
Other assets ...............................................    288.5       246.3
                                                             ----------  ----------
Total Assets ............................................... $8,105.5    $8,084.3
                                                             ==========  ==========
Liabilities
Future policy benefits and policyholders' account balances   $8,965.3    $9,067.3
Other liabilities ..........................................    104.2        76.1
                                                             ----------  ----------
Total Liabilities .......................................... $9,069.5    $9,143.4
                                                             ==========  ==========

                                                   YEARS ENDED DECEMBER  JULY 22 THROUGH
                                                           31,            DECEMBER 31,
                                                  --------------------        1992
                                                     1994       1993
                                                  ---------  ---------
                                                               (IN MILLIONS)
Revenues
Premiums and other revenue ...................... $  798.1   $  860.2         $303.7
Investment income (net of investment expenses of
 $19.0, $17.3 and $2.7) .........................    523.0      526.5          209.7
Investment losses, net ..........................    (24.0)     (15.0)          (2.4)
                                                  ---------  ---------        ---------------
  Total revenues ................................  1,297.1    1,371.7          511.0
                                                  ---------  ---------        ---------------
Benefits and Other Deductions
Policyholders' benefits and dividends ...........  1,075.6    1,141.4          402.3
Other operating costs and expenses ..............     70.5      102.0           49.4
                                                  ---------  ---------        ---------------
  Total benefits and other deductions ...........  1,146.1    1,243.4          451.7
                                                  ---------  ---------        ---------------
Contribution from the Closed Block .............. $  151.0   $  128.3         $ 59.3
                                                  =========  =========        ===============

   The fixed maturity portfolio, based on amortized cost, includes $23.8 million and $22.0 million at December 31, 1994 and 1993, respectively, of restructured securities which includes problem fixed maturities of $6.4 million and $10.4 million, respectively.

                               SAI-97

          THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                 Notes to Consolidated Financial Statements--(Continued)

   At December 31, 1994 and 1993, problem mortgage loans on real estate had an amortized cost of $27.6 million and $130.0 million, respectively, and mortgage loans on real estate for which the payment terms have been restructured had an amortized cost of $179.2 million and $199.9 million, respectively. At December 31, 1994 and 1993, the restructured mortgage loans on real estate amount included $.7 million and $9.7 million, respectively, of problem mortgage loans on real estate.

   Valuation allowances amounted to $46.2 million and $72.2 million on mortgage loans on real estate and $2.6 million and $.6 million on equity real estate at December 31, 1994 and 1993, respectively. Writedowns of fixed maturities amounted to $15.9 million and $1.7 million for the years ended December 31, 1994 and 1993, respectively, and $2.2 million for the period July 22, 1992 to December 31, 1992.

   Implementation of a new accounting statement for the valuation of fixed maturities at December 31, 1993, resulted in the recognition of a deferred dividend liability of $49.6 million.

   Many expenses related to Closed Block operations are charged to operations outside of the Closed Block; accordingly, the contribution from the Closed Block does not represent the actual profitability of the Closed Block operations. Operating costs and expenses outside of the Closed Block are, therefore, disproportionate to the business outside of the Closed Block.

7) DISCONTINUED OPERATIONS

   Summarized financial information of the GIC Segment is as follows:

                                            DECEMBER 31,
                                      ----------------------
                                          1994        1993
                                      ----------  ----------
                                           (IN MILLIONS)
Assets
Mortgage loans on real estate  ...... $1,730.5    $2,076.0
Equity real estate ..................  1,194.8     1,445.2
Other invested assets ...............    978.8     1,132.4
Other assets ........................    529.5       660.3
                                      ----------  ----------
Total Assets ........................ $4,433.6    $5,313.9
                                      ==========  ==========
Liabilities
Policyholders' liabilities .......... $1,924.0    $2,698.5
Allowance for future losses .........    185.6       236.4
Amounts due to continuing operations   2,108.6     2,125.9
Other liabilities ...................    215.4       253.1
                                      ----------  ----------
Total Liabilities ................... $4,433.6    $5,313.9
                                      ==========  ==========

                               SAI-98

          THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                 Notes to Consolidated Financial Statements--(Continued)

                                                      YEARS ENDED DECEMBER 31,
                                                  -------------------------------
                                                     1994       1993       1992
                                                  ---------  ---------  ---------
                                                            (IN MILLIONS)
Revenues
Investment income (net of investment expenses of
 $174.0, $175.8 and $117.4) ..................... $368.4     $526.4     $ 559.1
Investment gains (losses), net ..................   26.8      (22.6)      (21.7)
Policy fees, premiums and other income  .........     .3        8.7         3.4
                                                  ---------  ---------  ---------
Total revenues ..................................  395.5      512.5       540.8
Benefits and other deductions ...................  417.2      537.2       701.7
                                                  ---------  ---------  ---------
Losses Charged to Allowance for Future Losses  .. $(21.7)    $(24.7)    $(160.9)
                                                  =========  =========  =========

   In 1991, the Company established a pre-tax provision of $396.7 million for the estimated future losses of the GIC Segment. In 1992, implementation of a new accounting statement for income taxes resulted in a benefit which was offset by a pre-tax $33.6 million addition to the allowance for future losses. Additionally, at December 31, 1993, implementation of a new accounting statement for the valuation of fixed maturities resulted in a benefit of $13.1 million which was offset by a corresponding addition to the allowance for future losses.

   The amounts due to continuing operations at December 31, 1994 and 1993 consist of $3,324.0 million and $3,284.0 million, respectively, borrowed by the GIC Segment from continuing operations, offset by $1,215.4 million and $1,158.1 million, respectively, representing an obligation of continuing operations to provide assets to fund the accumulated deficit of the GIC Segment.

   In January 1995, continuing operations transferred $1,215.4 million in cash to the GIC Segment in settlement of its obligation. Subsequently, the GIC Segment remitted $1,155.4 million in cash to continuing operations in partial repayment of borrowings by the GIC Segment. No gains or losses were recognized on these transactions.

   Investment income includes $88.2 million, $97.7 million and $94.2 million of interest income in 1994, 1993 and 1992, respectively, on amounts due from continuing operations. Benefits and other deductions includes $193.1 million, $188.4 million and $132.8 million of interest expense related to amounts borrowed from continuing operations in 1994, 1993 and 1992, respectively.

   Valuation allowances amounted to $50.2 million and $61.4 million on mortgage loans on real estate and $74.7 million and $61.5 million on equity real estate at December 31, 1994 and 1993, respectively. Writedowns of fixed maturities amounted to $17.8 million, $1.1 million and $5.2 million for the years ended December 31, 1994, 1993 and 1992, respectively.

   The fixed maturity portfolio, based on amortized cost, includes $43.3 million and $59.8 million at December 31, 1994 and 1993, respectively, of restructured securities. These amounts include problem fixed maturities of $9.7 million and $21.3 million at December 31, 1994 and 1993, respectively.

   At December 31, 1994 and 1993, problem mortgage loans on real estate had amortized costs of $14.9 million and $64.8 million, respectively, and mortgage loans on real estate for which the payment

                               SAI-99

          THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                 Notes to Consolidated Financial Statements--(Continued)

terms have been restructured had amortized costs of $371.2 million and $373.3 million, respectively. At December 31, 1993, the restructured mortgage loans on real estate amount included $.2 million of problem mortgage loans on real estate.

   At December 31, 1994 and 1993, the GIC Segment had $312.2 million and $325.9 million, respectively, of real estate acquired in satisfaction of debt.

8) SHORT-TERM AND LONG-TERM DEBT

   Short-term and long-term debt consists of the following:

                                                       DECEMBER 31,
                                                  ---------------------
                                                      1994       1993
                                                  ----------  ---------
                                                       (IN MILLIONS)
Short-term debt ................................. $   20.0    $  200.7
                                                  ----------  ---------
Long-term debt:
Equitable Life:
 Eurodollar notes, 10.375% due 1995 .............     34.6        66.0
 Eurodollar notes, 10.5% due 1997 ...............     76.2        76.2
 Zero coupon note, 11.25% due 1997 ..............    107.8        96.6
 Other ..........................................     48.7        37.4
                                                  ----------  ---------
  Total Equitable Life ..........................    267.3       276.2
                                                  ----------  ---------
Wholly Owned and Joint Venture Real Estate:
 Mortgage notes, 3.89% - 12.75% due through 2019   1,046.2     1,073.2
                                                  ----------  ---------
Alliance:
  Direct placement notes ........................    --          105.0
  Other .........................................      3.9         4.4
                                                  ----------  ---------
   Total Alliance ...............................      3.9       109.4
                                                  ----------  ---------
Total long-term debt ............................  1,317.4     1,458.8
                                                  ----------  ---------
Total Short-term and Long-term Debt ............. $1,337.4    $1,659.5
                                                  ==========  =========

 Short-term Debt

   On July 11, 1994, Equitable Life established a three-year $350.0 million bank credit facility which replaced a similar $550.0 million credit facility scheduled to mature in August 1994. This facility is available to fund short-term working capital needs and to facilitate the securities settlement process. The credit facility consists of two types of borrowing options with varying interest rates. The interest rates are based on external indices dependent on the type of borrowing and at December 31, 1994 range from 5.5% (the Federal Funds rate plus 50 basis points) to 8.5% (the prime rate). No amounts have been borrowed under this bank credit facility at December 31, 1994.

   Equitable Life has a commercial paper program with an issue limit of up to $500.0 million. This program is available for general corporate purposes used to support Equitable Life's liquidity needs and

                               SAI-100

          THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                 Notes to Consolidated Financial Statements--(Continued)

is supported by Equitable Life's existing $350.0 million three-year bank credit facility. No amounts have been borrowed under this program through December 31, 1994.

   Alliance established a $100.0 million revolving credit facility with several banks during 1994. On March 31, 1997, the revolving credit facility converts into a term loan payable quarterly in equal installments through March 31, 1999. Outstanding borrowings generally bear interest at the Eurodollar rate plus .875% per annum through March 31, 1997 and at the Eurodollar rate plus 1.125% per annum after conversion through March 31, 1999. In addition, a quarterly commitment fee of .25% per annum is paid on the average daily unused amount. At December 31, 1994, there were no amounts outstanding under the facility.

   During 1994, Alliance authorized a $100.0 million commercial paper program and entered into a three-year $100.0 million revolving credit facility with a group of commercial banks to support commercial paper to be issued under the program. Amounts outstanding under the facility bear interest at an annual rate ranging from the Eurodollar rate plus .225% to the Eurodollar rate plus
 .2875%. A fee of .1250% per annum is paid quarterly on the entire facility. At December 31, 1994, Alliance had not issued any commercial paper and there were no amounts outstanding under the revolving credit facility.

   During 1994, EREIM established two bank lines of credit totaling $30.0 million of which $20.0 million was outstanding at December 31, 1994.

 Long-term Debt

   Several of the long-term debt agreements have restrictive covenants related to the total amount of debt, net tangible assets and other matters. The Company is in compliance with all debt covenants.

   During 1994, Alliance repaid the direct placement notes.

   The Company has pledged real estate, mortgage loans, cash and securities amounting to $1,744.4 million and $1,855.6 million at December 31, 1994 and 1993, respectively, as collateral for certain long-term debt.

   At December 31, 1994, aggregate maturities of the long-term debt based on required principal payments at maturity for 1995 and the succeeding four years are $39.9 million, $124.6 million, $467.2 million, $301.3 million and $15.3 million, respectively, and $414.0 million thereafter.

9) FEDERAL INCOME TAXES

   A summary of the Federal income tax expense (benefit) in the consolidated statements of earnings is shown below:

                                          YEARS ENDED DECEMBER 31,
                                       ----------------------------
                                          1994      1993      1992
                                       --------  --------
                                               (IN MILLIONS)
Federal income tax expense (benefit):
  Current ............................ $  4.0    $115.8    $ 30.7
  Deferred ...........................   97.2     (24.5)    (11.5)
                                       --------  --------
Total ................................ $101.2    $ 91.3    $ 19.2
                                       ========  ========  ========

                               SAI-101

          THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                 Notes to Consolidated Financial Statements--(Continued)

   The Federal income taxes attributable to consolidated operations are different from the amounts determined by multiplying the earnings (loss) from operations before Federal income taxes by the expected Federal income tax rate (35% for 1994 and 1993 and 34% for 1992).

   The sources of the difference and the tax effects of each are as follows:

                                                   YEARS ENDED DECEMBER 31,
                                               -------------------------------
                                                  1994       1993       1992
                                               ---------  ---------
                                                         (IN MILLIONS)
Expected Federal income tax expense (benefit)  $138.1     $106.3     $(2.4)
Differential earnings amount .................  (16.8)     (23.2)      6.4
Adjustment of tax audit reserves .............   (4.6)      22.9      22.5
Tax rate adjustment ..........................   --         (5.0)      --
Other ........................................  (15.5)      (9.7)     (7.3)
                                               ---------  ---------  ---------
Federal Income Tax Expense ................... $101.2     $ 91.3     $19.2
                                               =========  =========  =========

   Prior to the date of demutualization, Equitable Life, as a mutual company, reduced its deduction for policyholder dividends by the differential earnings amount. This amount was computed, for each tax year, by multiplying Equitable Life's average equity base, as determined for tax purposes, by an estimate of the excess of an imputed earnings rate for stock life insurance companies over the average mutual life insurance companies' earnings rate. The differential earnings amount for each tax year was subsequently recomputed when actual earnings rates were published by the Internal Revenue Service. As a stock life insurance company, Equitable Life is no longer required to reduce its policyholder dividend deduction by the differential earnings amount, but differential earnings amounts for pre-demutualization years are still being recomputed.

   The Internal Revenue Service is in the process of examining Equitable Life's Federal income tax returns for the years 1984 through 1988. Management believes these audits will have no material adverse effect on the Company's consolidated results of operations.

   The components of the net deferred Federal income tax asset are as follows:

                                        DECEMBER 31, 1994         DECEMBER 31, 1993
                                    ------------------------  ------------------------
                                      ASSETS     LIABILITIES    ASSETS     LIABILITIES
                                    ---------  -------------  ---------  -------------
                                                       (IN MILLIONS)
Deferred policy acquisition costs,
 reserves and reinsurance ......... $--        $220.3         $   --     $200.9
Investments ....................... --           18.7             --      126.4
Compensation and related benefits   307.3          --          288.5         --
Other ............................. --            5.8           66.6         --
                                    ---------  -------------  ---------  -------------
Total ............................. $307.3     $244.8         $355.1     $327.3
                                    =========  =============  =========  =============

                               SAI-102

          THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                 Notes to Consolidated Financial Statements--(Continued)

   The deferred Federal income tax expense (benefit) impacting operations reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The sources of these temporary differences and the tax effects of each are as follows:

                                                     YEARS ENDED DECEMBER 31,
                                                 ------------------------------
                                                    1994       1993       1992
                                                 --------  ----------
                                                          (IN MILLIONS)
Deferred policy acquisition costs, reserves and
 reinsurance ................................... $ 13.0    $(46.7)     $ 26.9
Investments ....................................   89.3      60.4       (41.0)
Compensation and related benefits ..............   10.0     (50.1)       (2.4)
Other ..........................................  (15.1)     11.9         5.0
                                                 --------  ----------  --------
Deferred Federal Income Tax Expense (Benefit)... $ 97.2    $(24.5)     $(11.5)
                                                 ========  ==========  ========

10) REINSURANCE AGREEMENTS

   The Insurance Group assumes and cedes reinsurance with other insurance companies. The Insurance Group evaluates the financial condition of its reinsurers to minimize its exposure to significant losses from reinsurer insolvencies. The effect of reinsurance (excluding Group Life and Health) is summarized as follows:

                                                            YEARS ENDED DECEMBER
                                                                    31,
                                                           --------------------
                                                              1994       1993
                                                           ---------  ---------
                                                               (IN MILLIONS)
Direct premiums .......................................... $476.7     $458.8
Reinsurance assumed ......................................  180.5      169.9
Reinsurance ceded ........................................  (31.6)     (29.6)
                                                           ---------  ---------
Premiums ................................................. $625.6     $599.1
                                                           =========  =========
Universal Life and Investment- type Product Policy Fee
 Income Ceded ............................................ $ 27.5     $ 33.7
                                                           =========  =========
Policyholders' Benefits Ceded ............................ $ 20.7     $ 72.3
                                                           =========  =========
Interest Credited to Policyholders' Account Balances
 Ceded ................................................... $ 25.4     $ 24.1
                                                           =========  =========

   For the year ended December 31, 1992, reinsurance premiums assumed totaled $151.0 million and reinsurance premiums ceded totaled $16.6 million.

   Prior to 1993, the Insurance Group generally reinsured mortality risks in excess of $10.0 million on any single life. In February 1993, management established a practice limiting the risk retention on new policies issued by the Insurance Group to a maximum of $5.0 million. In addition, effective January 1, 1994, all in force business between $5.0 million and $10.0 million was reinsured. The Insurance Group also reinsures the entire risk on certain substandard underwriting risks as well as in certain other cases.

   The Insurance Group cedes 100% of its Group Life and Health business to CIGNA. Premiums ceded to CIGNA totaled $241.0 million, $895.1 million and $1,126.7 million for the years ended

                               SAI-103

          THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                 Notes to Consolidated Financial Statements--(Continued)

December 31, 1994, 1993 and 1992, respectively. Ceded death and disability benefits totaled $235.5 million and $787.8 million for the years ended December 31, 1994 and 1993, respectively. Insurance liabilities ceded totaled $833.4 million and $1,130.3 million at December 31, 1994 and 1993, respectively.

11) EMPLOYEE BENEFIT PLANS

   The Company sponsors qualified and non-qualified defined benefit plans covering substantially all employees (including certain qualified part-time employees), managers and agents. The pension plans are non-contributory and benefits are based on a cash balance formula or years of service and final average earnings, if greater, under certain grandfathering rules in the plans. The Company's funding policy is to make the minimum contribution required by the Employee Retirement Income Security Act of 1974.

   Components of net periodic pension cost for the qualified and non-qualified plans is as follows:

                                                    YEARS ENDED DECEMBER 31,
                                                ------------------------------
                                                   1994       1993       1992
                                                ---------  ---------
                                                         (IN MILLIONS)
Service cost .................................. $  30.3    $  29.8    $ 30.6
Interest cost on projected benefit obligations    111.0      108.0     104.2
Actual return on assets .......................    24.4     (178.6)    (52.6)
Net amortization and deferrals ................  (142.5)      55.3     (67.4)
                                                ---------  ---------  --------
Net Periodic Pension Cost ..................... $  23.2    $  14.5    $ 14.8
                                                =========  =========  ========

   The funded status of the qualified and non-qualified pension plans is as follows:

                                                                             DECEMBER 31,
                                                                       ----------------------
                                                                           1994        1993
                                                                       ----------  ----------
                                                                            (IN MILLIONS)
Actuarial present value of obligations:
 Vested .............................................................. $1,295.5    $1,403.5
 Non-vested ..........................................................      8.7        10.4
                                                                       ----------  ----------
Accumulated Benefit Obligation ....................................... $1,304.2    $1,413.9
                                                                       ==========  ==========
Plan assets at fair value ............................................ $1,193.5    $1,259.5
Projected benefit obligation .........................................  1,403.4     1,488.9
                                                                       ----------  ----------
Projected benefit obligation in excess of plan assets ................   (209.9)     (229.4)
Unrecognized prior service cost ......................................    (33.2)      (39.0)
Unrecognized net loss from past experience different from that
 assumed .............................................................    298.9       309.8
Unrecognized net asset at transition .................................    (20.8)      (34.2)
Additional minimum liability .........................................    (37.8)      (56.8)
                                                                       ----------  ----------
Accrued Pension Cost ................................................. $   (2.8)   $  (49.6)
                                                                       ==========  ==========

                               SAI-104

          THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                 Notes to Consolidated Financial Statements--(Continued)

   The discount rate and rate of increase in future compensation levels used in determining the actuarial present value of projected benefit obligations were 8.75% and 4.88% at December 31, 1994 and 7.5% and 4% at December 31, 1993, respectively. As of January 1, 1994 and 1993, the expected long-term rate of return on assets for the retirement plan was 10%.

   The Company recorded, as a reduction of shareholder's equity, an additional minimum pension liability of $2.7 million, net of Federal income taxes, at December 31, 1994 representing the excess of the accumulated benefit obligation over the fair value of plan assets and accrued pension liability.

   The pension plan's assets include corporate and government debt securities, equity securities, real estate, U.S. Treasury bonds and shares of Alliance mutual funds.

   As of December 31, 1993, the Company changed the method of estimating the market-related value of plan assets, from fair value to a calculated value. This change in estimate had no material effect on the Company's consolidated financial position or statements of earnings.

   Prior to 1987, the qualified plan funded participants' benefits through the purchase of non- participating annuity contracts from Equitable Life. Benefit payments under these contracts were approximately $38.1 million, $39.9 million and $41.6 million for the years ended December 31, 1994, 1993 and 1992, respectively.

   The Company provides certain medical and life insurance benefits ("postretirement benefits") for qualifying employees, managers and agents retiring from the Company on or after attaining age 55 who have at least 10 years of service. The life insurance benefits are related to age and salary at retirement. The costs of postretirement benefits are recognized in accordance with the provisions of SFAS No. 106. The Company continues to fund postretirement benefits costs on a pay-as-you-go basis and, for the years ended December 31, 1994, 1993 and 1992, the Company made estimated postretirement benefits payments of $29.8 million, $29.7 million and $31.6 million, respectively.

   The following table sets forth the postretirement benefits plan's status, reconciled to amounts recognized in the Company's consolidated financial statements:

                                              YEARS ENDED DECEMBER 31,
                                             ------------------------
                                               1994     1993     1992
                                             -------  -------  ------
                                                   (IN MILLIONS)
Service cost ............................... $ 3.9    $ 5.3    $ 6.0
Interest cost on accumulated postretirement
 benefits obligation .......................  28.6     29.2     31.9
Unrecognized prior service cost ............  (3.9)    (6.9)     --
Net amortization and deferrals .............   --       1.5      --
                                             -------  -------  ------
Net Periodic Postretirement Benefits Costs   $28.6    $29.1    $37.9
                                             =======  =======  ======

                               SAI-105

          THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                 Notes to Consolidated Financial Statements--(Continued)

                                                           DECEMBER 31,
                                                     ----------------------
                                                         1994        1993
                                                     ----------  ----------
                                                          (IN MILLIONS)
Accumulated postretirement benefits obligation:
  Retirees ......................................... $(300.4)    $(283.4)
  Fully eligible active plan participants ..........   (33.0)      (38.7)
  Other active plan participants ...................   (44.0)      (75.1)
                                                     ----------  ----------
                                                      (377.4)     (397.2)
Unrecognized benefit of plan amendments ............    (3.2)       --
Unrecognized prior service cost ....................   (61.9)      (66.6)
Unrecognized net loss from past experience
  different
  from that assumed and from changes in assumptions     64.7        85.5
                                                     ----------  ----------
Accrued Postretirement Benefits Cost ............... $(377.8)    $(378.3)
                                                     ==========  ==========

   In 1993, the Company amended the cost sharing provisions of postretirement medical benefits. As of January 1, 1994, medical benefits available to retirees under age 65 are the same as those offered to active employees and medical benefits will be limited to 200% of 1993 costs for all participants.

   The assumed health care cost trend rate used in measuring the accumulated postretirement benefits obligation was 10% in 1994, gradually declining to 5% in the year 2004 and in 1993 was 13%, gradually declining to 6% in the year 2007. The weighted average discount rate used in determining the accumulated postretirement benefits obligation was 8.75%, 7.5% and 8.5% at December 31, 1994, 1993 and 1992, respectively.

   If the health care cost trend rate assumptions were increased by 1%, the accumulated postretirement benefits obligation as of December 31, 1994 would be increased 6.6%. The effect of this change on the sum of the service cost and interest cost would be an increase of 8.6%.

12) DERIVATIVES AND FAIR VALUE OF FINANCIAL INSTRUMENTS

 Derivatives

   The Insurance Group primarily uses derivatives for asset/liability risk management and for hedging individual securities. Derivatives mainly are utilized to reduce the Insurance Group's exposure to interest rate fluctuations. Accounting for interest swap transactions are on an accrual basis. Gains and losses related to hedge transactions are amortized as yield adjustments for the remaining life of the underlying hedged item. Income and expense resulting from derivative activities are reflected in net investment income. The notional amount of matched interest rate swaps outstanding at December 31, 1994 was $1,906.6 million. The average unexpired terms at December 31, 1994 range from 2.2 to 2.9 years. At December 31, 1994, the cost of terminating outstanding matched swaps in a loss position was $79.8 million and the unrealized gain on outstanding matched swaps in a gain position was $17.6 million. The Company has no intention of terminating these contracts prior to maturity. During 1994, 1993 and 1992, net (losses) gains of $(.2) million, $-0- million and $2.2 million, respectively, were recorded in connection with interest rate swap activity.

                               SAI-106

          THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                 Notes to Consolidated Financial Statements--(Continued)

 Fair Value of Financial Instruments

   The Company defines fair value as the quoted market prices for those instruments that are actively traded in financial markets. In cases where quoted market prices are not available, fair values are estimated using present value or other valuation techniques. The fair value estimates are made at a specific point in time, based on available market information and judgments about the financial instrument, including estimates of timing, amount of expected future cash flows and the credit standing of counterparties. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized gains or losses. In many cases, the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement of the instrument.

   Certain financial instruments are excluded, particularly insurance liabilities other than financial guarantees and investment contracts. Fair market value of off-balance-sheet financial instruments of the Insurance Group was not material at December 31, 1994 and 1993.

   Fair value for mortgage loans on real estate are estimated by discounting future contractual cash flows using interest rates at which loans with similar characteristics and credit quality would be made. Fair values for foreclosed mortgage loans and problem mortgage loans are limited to the estimated fair value of the underlying collateral if lower.

   The estimated fair values for the Company's liabilities under GIC and association plan contracts are estimated using contractual cash flows discounted based on the T. Rowe Price GIC Index Rate for the appropriate duration. For durations in excess of the published index rate, the appropriate Treasury rate is used plus a spread equal to the longest duration GIC rate spread published.

   The estimated fair values for those group annuity contracts which are classified as investment contracts are measured at the estimated fair value of the underlying assets. Deposit administration contracts (included with group annuity contracts) classified as insurance contracts are measured at estimated fair value of the underlying assets. The estimated fair values for single premium deferred annuities ("SPDA") are estimated using projected cash flows discounted at current offering rates. The estimated fair values for supplementary contracts not involving life contingencies ("SCNILC") and annuities certain are derived using discounted cash flows based upon the estimated current offering rate.

   Fair value for long-term debt is determined using published market values, where available, or contractual cash flows discounted at market interest rates. The estimated fair values for non-recourse mortgage debt are determined by discounting contractual cash flows at a rate which takes into account the level of current market interest rates and collateral risk. The estimated fair values for recourse mortgage debt are determined by discounting contractual cash flows at a rate based upon current interest rates of other companies with credit ratings similar to the Company. The Company's fair value of short-term borrowings approximates their carrying value.

                               SAI-107

          THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                 Notes to Consolidated Financial Statements--(Continued)

   The following table discloses carrying value and estimated fair value for financial instruments not otherwise disclosed in Notes 3 and 6:

                                                         DECEMBER 31,
                                     --------------------------------------------------
                                                1994                      1993
                                     ------------------------  ------------------------
                                       CARRYING    ESTIMATED     CARRYING    ESTIMATED
                                        VALUE      FAIR VALUE     VALUE      FAIR VALUE
                                     ----------  ------------  ----------  ------------
                                                        (IN MILLIONS)
Consolidated Financial Instruments:
-----------------------------------
Mortgage loans on real estate  ..... $4,018.0    $3,919.4      $4,592.1    $4,889.6
Other joint ventures ...............    544.4       544.4         658.3       658.3
Policy loans .......................  1,731.2     1,676.6       1,549.1     1,622.3
Risk based Separate Account assets      269.8       269.0         283.4       283.6
Policyholders' account balances:
 Association plans .................    141.0       141.0         242.0       247.0
 Group annuity contracts ...........  2,450.0     2,469.0       2,902.0     2,995.0
 SPDA ..............................  1,744.3     1,732.7       2,129.5     2,143.0
 Annuity certain and SCNILC  .......    599.1       624.7         580.4       632.6
Long-term debt .....................  1,317.4     1,249.2       1,458.8     1,299.1
Closed Block Financial Instruments:
-----------------------------------
Mortgage loans on real estate  .....  1,543.7     1,477.8       1,692.3     1,796.1
Other equity investments ...........    179.5       179.5         210.5       210.5
Policy loans .......................  1,827.9     1,721.9       1,877.1     1,961.5
SCNILC liability ...................     39.5        37.0          45.0        45.8
GIC Segment Financial Instruments:
-----------------------------------
Mortgage loans on real estate  .....  1,730.5     1,743.7       2,076.0     2,259.6
Fixed maturities ...................    219.3       219.3         373.0       373.0
Other equity investments ...........    591.8       591.8         711.0       711.0
Guaranteed interest contracts  .....    835.0       855.0       1,601.8     1,717.2
Long-term debt .....................    134.8       127.9         142.8       137.4

13) COMMITMENTS AND CONTINGENT LIABILITIES

   The Company has provided, from time to time, certain guarantees or commitments to affiliates, investors and others. These arrangements include commitments by the Company, under certain conditions: to make liquidity advances to cover delinquent principal and interest and property protection expenses with respect to loan servicing agreements for securitized mortgage loans which at December 31, 1994 totaled $1.9 billion (as of December 31, 1994, $2.0 million has been advanced under these commitments); to make capital contributions of up to $249.5 million to affiliated real estate joint ventures; to advance payments of interest and outstanding balances with respect to certain commercial mortgage loans sold by the Company with outstanding balances at December 31, 1994 of $25.9 million; to guarantee interest on non-recourse debt on investments in real estate; to guarantee $54.4 million of loans at December 31, 1994 made directly to real estate partnerships in which the Company has an

                               SAI-108

          THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                 Notes to Consolidated Financial Statements--(Continued)

ownership interest; to provide equity financing to certain limited partnerships of $67.5 million at December 31, 1994, under existing loan or loan commitment agreements; and to fund its participation in various partnerships which at December 31, 1994 totaled $3.3 million. Management believes the Company will not incur any material losses as a result of these commitments.

   Equitable Life is the obligor under certain structured settlement agreements which it had entered into with unaffiliated insurance companies and beneficiaries. To satisfy its obligations under these agreements, Equitable Life owns single premium annuities issued by previously wholly owned life insurance subsidiaries. Equitable Life has directed payment under these annuities to be made directly to the beneficiaries under the structured settlement agreements. A contingent liability exists with respect to these agreements should the previously wholly owned subsidiaries be unable to meet their obligations. Management believes the satisfaction of those obligations by Equitable Life is remote.

   At December 31, 1994, two money market fund portfolios ("Portfolios") sponsored by Alliance owned $30.0 million principal amount of Tax and Revenue Anticipation Notes Series A issued by Orange County, California due July 19, 1995 ("Orange County Obligations"). On December 6, 1994, Orange County filed a petition in bankruptcy under Chapter 9 of the Federal Bankruptcy Code. Alliance arranged for the issuance of letters of credit by a commercial bank in favor of the Portfolios which allow the Portfolios to draw down an aggregate of up to $31.4 million if Orange County fails to pay principal and interest due at maturity. Alliance is required to pay the bank, on demand, all amounts drawn down by the Portfolios under the letters of credit. The letters of credit will be reduced to reflect any sales of Orange County Obligations by the Portfolios. The Company believes that its loss, if any, resulting from the Orange County Obligations will not be material.

14) LITIGATION

   The Company is a defendant in connection with various legal actions and proceedings of a character normally incident to its business. Some of the actions and proceedings have been brought on behalf of various alleged classes of claimants and certain of these claimants seek damages of unspecified amounts. While the ultimate outcome of such litigation cannot be predicted with certainty, management believes, after consultation with counsel responsible for such litigation, that the resolution of these actions and proceedings will not result in losses that would have a material effect on the consolidated financial statements.

15) LEASES

   The Company has entered into operating leases for office space and certain other assets, principally data processing equipment and office furniture and equipment. Future minimum payments under noncancelable leases for 1995 and the succeeding four years are $125.6 million, $103.7 million, $77.8 million, $64.5 million, $53.4 million and $372.6 million thereafter. Minimum future sublease rental income on these noncancelable leases for 1995 and the succeeding four years are $9.1 million, $6.8 million, $6.4 million, $5.9 million, $3.9 million and $3.6 million thereafter.

   At December 31, 1994, the minimum future rental income on noncancelable operating leases for wholly owned investments in real estate for 1995 and the succeeding four years are $306.9 million, $283.9 million, $254.6 million, $223.1 million and $192.8 million and $876.1 million thereafter.

                               SAI-109

          THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                 Notes to Consolidated Financial Statements--(Continued)

16) SUPPLEMENTAL CASH FLOW INFORMATION

   For the years ended December 31, 1994, 1993 and 1992, respectively, real estate of $189.8 million, $261.8 million and $208.5 million was acquired in satisfaction of debt.

   On January 1, 1992, net assets of $517.6 million were transferred to the discontinued GIC Segment. The transfer included investment assets at amortized cost of $611.3 million and valuation allowances of $17.7 million.

   In connection with the demutualization, certain significant non-cash transactions occurred as follows: assets aggregating $7,714.5 million and liabilities aggregating $8,889.5 million were transferred to the Closed Block (additional detail is provided in Note 6); secured and surplus notes aggregating $1.0 billion issued to AXA were exchanged for 69.8 million shares of the Holding Company's common stock, 2.5 million shares of convertible preferred stock and 2.989 million shares of the Holding Company's redeemable preferred stock; policyholders received 22.6 million shares of common stock for policyholders' membership interest and retained earnings of $1,089.4 million were transferred to common stock and capital in excess of par; and policy credits of $48.5 million were credited to certain policyholders and $19.7 million were accrued or paid to certain policyholders with such policy credits and cash payments being charged to retained earnings.

17) OTHER OPERATING COSTS AND EXPENSES

   Other operating costs and expenses consisted of the following:

                                                   YEARS ENDED DECEMBER 31,
                                            -------------------------------------
                                                1994         1993         1992
                                            -----------  -----------  -----------
                                                         (IN MILLIONS)
Compensation costs ........................ $  690.0     $1,452.3     $1,302.2
Commissions ...............................    313.0        551.1        491.5
Short-term debt interest expense ..........     19.0        317.1        176.1
Long-term debt interest expense ...........     98.3         86.0        166.0
Amortization of policy acquisition costs  .    318.1        275.9        144.7
Capitalization of policy acquisition costs    (410.9)      (397.8)      (409.0)
Rent expense, net of sub-lease income  ....    128.9        159.5        213.7
Other .....................................    786.7      1,140.1      1,010.5
                                            -----------  -----------  -----------
Total ..................................... $1,943.1     $3,584.2     $3,095.7
                                            ===========  ===========  ===========

   During the years ended December 31, 1994, 1993 and 1992, the Company restructured certain operations in connection with cost reduction programs and recorded pre-tax provisions of $20.4 million, $96.4 million and $24.8 million, respectively. The amounts paid during 1994, associated with the 1994 cost reduction program, totaled $5.0 million. At December 31, 1994, the liabilities associated with the 1994 cost reduction program amounted to $15.4 million. The 1994 cost reduction program included costs associated with the termination of operating leases and employee severance benefits in connection with the consolidation of 16 insurance agencies. The 1993 cost reduction program primarily reflected severance benefits of terminated employees in connection with the combination of a wholly owned subsidiary of the Company with Alliance.

                               SAI-110

          THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                 Notes to Consolidated Financial Statements--(Continued)

18) INSURANCE GROUP STATUTORY FINANCIAL INFORMATION

   Equitable Life is restricted as to the amounts it may pay as dividends to the Holding Company. Under the New York Insurance Law, the New York Superintendent has broad discretion to determine whether the financial condition of a stock life insurance company would support the payment of dividends to its shareholders. The New York Insurance Department has established informal guidelines for the Superintendent's determinations which focus upon, among other things, the overall financial condition and profitability of the insurer under statutory accounting practices. For the years ended December 31, 1994, 1993 and 1992, statutory earnings (loss) totaled $67.5 million, $324.0 million and $(288.6) million, respectively. No amounts are expected to be available for dividends from Equitable Life to the Holding Company in 1995.

   At December 31, 1994, the Insurance Group, in accordance with various government and state regulations, had $17.5 million of securities deposited with such government or state agencies.

   Accounting practices used to prepare statutory financial statements for regulatory filings of stock life insurance companies differ in certain instances from GAAP. The following reconciles the Company's net change in statutory surplus and capital stock and statutory surplus and capital stock determined in accordance with accounting practices prescribed by the New York Insurance Department with net earnings (loss) and equity on a GAAP basis.

                                                              YEARS ENDED DECEMBER 31,
                                                         ---------------------------------
                                                            1994       1993        1992
                                                         ---------  ---------  -----------
                                                                    (IN MILLIONS)
Net change in statutory surplus and capital stock  ..... $ 292.4    $ 190.8    $   534.2
Change in asset valuation reserves .....................  (285.2)     639.1         81.2
                                                         ---------  ---------  -----------
Net change in statutory surplus, capital stock and
 asset valuation reserves ..............................     7.2      829.9        615.4
Adjustments:
  Future policy benefits and policyholders' account
    balances ...........................................   (11.0)    (171.0)       (72.1)
  Deferred policy acquisition costs ....................    92.8      121.8        264.3
  Deferred Federal income taxes ........................   (59.7)     (57.5)       394.2
  Valuation of investments .............................    45.2      202.3        (37.0)
  Valuation of investment subsidiary ...................   396.6     (464.9)       (37.8)
  Limited risk reinsurance .............................    74.9       85.2        (20.7)
  Sale of subsidiary and joint venture .................    --       (366.5)       --
  Surplus note .........................................    --         --          250.0
  Contribution from the Holding Company ................  (300.0)      --          --
  Demutualization transaction ..........................    --         --       (1,129.3)
  Postretirement benefits ..............................    17.1       23.8       (357.5)
  Other, net ...........................................   (44.0)      60.3        (30.9)
  GAAP adjustments of Closed Block .....................     4.5      (16.0)        (7.4)
  GAAP adjustments of discontinued GIC Segment .........    42.8      (35.0)        53.5
                                                         ---------  ---------  -----------
Net Earnings (Loss) .................................... $ 266.4    $ 212.4    $  (115.3)
                                                         =========  =========  ===========

                               SAI-111

          THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                 Notes to Consolidated Financial Statements--(Continued)

                                                            YEARS ENDED DECEMBER 31,
                                                      -----------------------------------
                                                          1994        1993        1992
                                                      ----------  ----------  -----------
                                                                  (IN MILLIONS)
Statutory surplus and capital stock ................. $2,124.8    $1,832.4    $ 1,641.6
Asset valuation reserves ............................    980.2     1,265.4        626.3
                                                      ----------  ----------  -----------
Statutory surplus, capital stock and asset valuation
 reserves ...........................................  3,105.0     3,097.8      2,267.9
Adjustments:
  Future policy benefits and policyholders' account
    balances ........................................   (949.5)     (938.5)      (747.0)
  Deferred policy acquisition costs .................  3,221.1     2,858.8      2,887.5
  Deferred Federal income taxes .....................    (26.8)     (137.8)       (52.9)
  Valuation of investments ..........................   (794.1)      (29.8)      (507.5)
  Valuation of investment subsidiary ................   (476.5)     (873.1)      (408.2)
  Limited risk reinsurance ..........................   (845.9)     (920.8)    (1,006.0)
  Postretirement benefits ...........................   (316.6)     (333.7)      (357.5)
  Other, net ........................................    (79.2)      (81.9)       (67.4)
  GAAP adjustments of Closed Block ..................    578.8       574.2        577.0
  GAAP adjustments of discontinued GIC Segment ......   (221.9)     (264.6)      (226.0)
                                                      ----------  ----------  -----------
Total Shareholder's Equity .......................... $3,194.4    $2,950.6    $ 2,359.9
                                                      ==========  ==========  ===========

19) BUSINESS SEGMENT INFORMATION

   The Company has three major business segments: Individual Insurance and Annuities; Investment Services and Group Pension. Consolidation/elimination, principally includes debt not specific to any business segment. Net assets of $1,924.6 million at December 31, 1993 held within the Insurance Group and previously presented in Consolidation/elimination are now presented as Attributed Insurance Capital within insurance operations. Attributed Insurance Capital represents net assets and related revenues and earnings of the Insurance Group not assigned to the insurance segments. Interest expense related to debt not specific to any business segment is presented within Corporate interest expense. Information for all periods is presented on a comparable basis.

   Effective January 1, 1993, management changed the methodology for determining the capital requirements of the Company's insurance business segments. This new methodology requires the annual transfer of cash and cash equivalents to and from Attributed Insurance Capital and the Individual Insurance and Annuities and Group Pension segments to result in the insurance business segments having assets equal to adjusted liabilities plus equity maintained at Equitable Life and it's life insurance subsidiaries determined in accordance with statutory accounting practices. Had this methodology been in place at January 1, 1992, investment income for the Individual Insurance and Annuities and Group Pension segments would have been reduced by $80.4 million and $4.5 million, respectively, and other operating costs and expenses for Attributed Insurance Capital would have been decreased by $84.9 million for the year ended December 31, 1992.

                               SAI-112

          THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                 Notes to Consolidated Financial Statements--(Continued)

   The Individual Insurance and Annuities segment offers a variety of traditional, variable and interest-sensitive life insurance products, disability income, annuity products and mutual fund and other investment products to individuals and small groups. This segment includes Separate Accounts for certain individual insurance and annuity products.

   The Investment Services segment provides investment fund management, primarily to institutional clients. This segment includes Separate Accounts which provide various investment options for group clients through pooled or single group accounts.

   Intersegment investment advisory and other fees of approximately $135.3 million, $128.6 million and $131.2 million for 1994, 1993 and 1992, respectively, are included in total revenues of the Investment Services segment. These fees, excluding amounts related to the discontinued GIC Segment of $27.4 million, $17.0 million and $19.0 million for 1994, 1993 and 1992, respectively, are eliminated in consolidation.

   The Group Pension segment administers traditional participating group annuity contracts with conversion features, generally for corporate qualified pension plans, and association plans which provide full service retirement programs for individuals affiliated with professional and trade associations.

                                                              YEARS ENDED DECEMBER 31,
                                                        ----------------------------------
                                                            1994        1993        1992
                                                        ----------  ----------  ----------
                                                                   (IN MILLIONS)
Revenues
Individual insurance and annuities .................... $3,110.7    $2,981.5    $3,479.6
Group pension .........................................    359.1       426.6       512.0
Attributed insurance capital ..........................     79.4        61.6        85.2
                                                        ----------  ----------  ----------
 Insurance operations .................................  3,549.2     3,469.7     4,076.8
Investment services ...................................    935.2     2,792.6     2,314.4
Consolidation/elimination .............................    (24.7)      (40.5)     (106.2)
                                                        ----------  ----------  ----------
Total ................................................. $4,459.7    $6,221.8    $6,285.0
                                                        ==========  ==========  ==========
Earnings (loss) before Federal income taxes,
 extraordinary item and cumulative effect of
 accounting changes
Individual insurance and annuities .................... $  245.5    $   76.2    $ (148.0)
Group pension .........................................     15.8         2.0        16.2
Attributed insurance capital ..........................     69.8        49.0       (17.2)
                                                        ----------  ----------  ----------
 Insurance operations .................................    331.1       127.2      (149.0)
Investment services ...................................    177.5       302.1       289.8
Consolidation/elimination .............................       .3          .5         4.6
                                                        ----------  ----------  ----------
  Subtotal ............................................    508.9       429.8       145.4
Corporate interest expense ............................   (114.2)     (126.1)     (152.6)
                                                        ----------  ----------  ----------
Total ................................................. $  394.7    $  303.7    $   (7.2)
                                                        ==========  ==========  ==========

                               SAI-113

          THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                 Notes to Consolidated Financial Statements--(Continued)

                                           DECEMBER 31,
                                    ------------------------
                                        1994         1993
                                    -----------  -----------
                                          (IN MILLIONS)
Assets
Individual insurance and annuities  $44,063.4    $42,667.1
Group pension .....................   4,222.8      4,928.4
Attributed insurance capital  .....   2,609.8      2,852.4
                                    -----------  -----------
 Insurance operations .............  50,896.0     50,447.9
Investment services ...............  12,127.9     12,229.1
Consolidation/elimination .........  (1,614.4)    (1,589.3)
                                    -----------  -----------
Total ............................. $61,409.5    $61,087.7
                                    ===========  ===========

20) QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

   The quarterly results of operations for the years ended December 31, 1994, 1993 and 1992, are summarized below:

                                                THREE MONTHS ENDED,
                              -----------------------------------------------------
                                MARCH 31    JUNE 30     SEPTEMBER 30    DECEMBER 31
                              ----------  ----------  --------------  -------------
                                                   (IN MILLIONS)
1994
----------------------------
Total Revenues .............. $1,107.4    $1,075.0    $1,153.8        $1,123.5
                              ==========  ==========  ==============  =============
Earnings before Cumulative
 Effect of Accounting Change  $   64.0    $   68.4    $   89.1        $   72.0
                              ==========  ==========  ==============  =============
Net Earnings ................ $   36.9    $   68.4    $   89.1        $   72.0
1993                          ==========  ==========  ==============  =============
----------------------------
Total Revenues .............. $1,502.2    $1,539.7    $1,679.4        $1,500.5
                              ==========  ==========  ==============  =============
Net Earnings ................ $   32.3    $   47.1    $   68.8        $   64.2
                              ==========  ==========  ==============  =============
1992
----------------------------
Total Revenues .............. $1,781.7    $1,647.7    $1,484.4        $1,371.2
                              ==========  ==========  ==============  =============
(Loss) Earnings before
 Extraordinary Item and
 Cumulative Effect of
 Accounting Changes ......... $   (3.6)   $  (18.9)   $   25.0        $  (28.9)
                              ==========  ==========  ==============  =============
Net Loss .................... $  (18.6)   $  (44.7)   $  (23.1)       $  (28.9)
                              ==========  ==========  ==============  =============
Net Earnings (Loss) After
 Demutualization ............                         $   34.1        $  (28.9)
                                                      ==============  =============

                               SAI-114

          THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                 Notes to Consolidated Financial Statements--(Continued)

21) INVESTMENT IN DLJ

   On December 15, 1993, the Company sold a 61% interest in DLJ to the Holding Company for $800.0 million in cash and securities. The excess of the proceeds over the book value in DLJ at the date of sale of $340.2 million has been reflected as a capital contribution. The results of operations and cash flows of DLJ through the date of sale are included in the consolidated statements of earnings and cash flows for the years ended December 31, 1993 and 1992. For the period subsequent to the date of sale, the results of operations of DLJ are accounted for on the equity basis and are included in commissions, fees and other income in the consolidated statements of earnings. The Company's carrying value of DLJ is included in investment in and loans to affiliates in the consolidated balance sheets.

   Summarized balance sheets information for DLJ, reconciled to the Company's carrying value of DLJ, are as follows:

                                                                   DECEMBER 31,
                                                            ------------------------
                                                                1994         1993
                                                            -----------  -----------
                                                                  (IN MILLIONS)
Assets:
Trading account securities, at market value ............... $ 8,970.0    $11,589.8
Securities purchased under resale agreements ..............  10,476.4     11,547.7
Broker-dealer related receivables .........................  11,784.8     13,745.2
Other assets ..............................................   1,884.9      1,884.0
                                                            -----------  -----------
Total Assets .............................................. $33,116.1    $38,766.7
                                                            ===========  ===========
Liabilities:
Securities sold under repurchase agreements ............... $18,356.7    $20,923.5
Broker-dealer related payables ............................  10,618.0     13,450.3
Short-term and long-term debt .............................   1,956.5      2,321.7
Other liabilities .........................................   1,139.6      1,095.9
                                                            -----------  -----------
Total liabilities .........................................  32,070.8     37,791.4
Total shareholders' equity ................................   1,045.3        975.3
                                                            -----------  -----------
Total Liabilities, Cumulative Exchangeable Preferred Stock
 and Shareholders' Equity ................................. $33,116.1    $38,766.7
                                                            ===========  ===========
DLJ's equity as reported .................................. $ 1,045.3    $   975.3
Unamortized cost in excess of net assets acquired in 1985        50.8         53.9
Reclassification of Cumulative Exchangeable Preferred
 Stock ....................................................    (225.0)      (225.0)
The Holding Company's equity ownership in DLJ .............    (532.1)      (490.6)
                                                            -----------  -----------
The Company's Carrying Value of DLJ ....................... $   339.0    $   313.6
                                                            ===========  ===========

                               SAI-115

          THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                 Notes to Consolidated Financial Statements--(Continued)

   Summarized statements of earnings information for DLJ reconciled to the Company's equity earnings of DLJ is as follows:

                                                                    YEAR ENDED
                                                                   DECEMBER 31,
                                                                       1994
                                                                 --------------
                                                                  (IN MILLIONS)
Commission, fees and other income .............................. $  953.5
Net investment income ..........................................    791.9
Dealer, trading and investment gains, net ......................    263.3
                                                                 --------------
Total Revenues .................................................  2,008.7
Total Expenses .................................................  1,885.7
                                                                 --------------
Net Earnings ................................................... $  123.0
                                                                 ==============
DLJ's net earnings as reported ................................. $  123.0
Amortization of cost in excess of net assets acquired in 1985  .     (3.1)
Reclassification of Cumulative Exchange Preferred Stock
 Dividend ......................................................    (20.9)
The Holding Company's equity in DLJ's earnings .................    (60.9)
                                                                 --------------
The Company's Equity in DLJ's Earnings ......................... $   38.1
                                                                 ==============

22) RELATED PARTY TRANSACTIONS

   On August 31, 1993, the Company sold $661.0 million of primarily privately placed below investment grade fixed maturities to EQ Asset Trust 1993, a limited purpose business trust, wholly owned by the Holding Company. The Company recognized a $4.1 million gain net of related deferred policy acquisition costs, deferred Federal income tax and amounts attributable to participating group annuity contracts. In conjunction with this transaction, the Company received $200.0 million of Class B Notes issued by EQ Asset Trust 1993. These notes have interest rates ranging from 6.85% to 9.45%. The Class B Notes are reflected in investments in and loans to affiliates on the consolidated balance sheets.

23) SUBSEQUENT EVENTS

   In early 1995, seven complaints were filed by various groups of shareholders of the Alliance North American Government Income Trust, Inc. (the "Fund") alleging violations of Federal securities laws, fraud, negligence, negligent misrepresentations and omissions, breach of fiduciary duty and breach of contract in connection with the Fund's investments in Mexican and Argentine securities. Each of the actions is brought against the Fund, Alliance, which is the investment advisor to the Fund, and Alliance Capital Management Corporation, a wholly owned subsidiary of the Company which owns the 1% general partnership interest in Alliance. Other entities and persons are named as defendants in certain of the complaints. Each of the actions seeks to have a plaintiff class certified consisting of all shareholders of the Fund who purchased or owned shares in the Fund at varying times between February 1992 and December 1994. It is possible that one or more additional actions making similar allegations may be filed against Alliance and certain of the other entities and persons noted above. The actions seek an unspecified amount of damages, costs and attorneys' fees. Alliance believes that the allegations in each of the actions are without merit and intends to vigorously defend against the claims in the actions. While the ultimate results of these actions cannot be determined, management of Alliance does not expect that these actions will have a material adverse effect on Alliance's business.

                               SAI-116





      Supplement dated May 1, 1995 to Prospectus dated May 1, 1995
__________________________________________________________________________


                          MEMBERS RETIREMENT PROGRAMS

                          funded under contracts with
           THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                  787 Seventh Avenue, New York, New York 10019
                        Toll-Free Telephone 800-223-5790


                         ______________________________

                           VARIABLE ANNUITY BENEFITS

                        _______________________________



           This Prospectus Supplement should be read and retained for future reference by Participants in the Members
                Retirement Programs who are considering variable
                   annuity payment benefits after retirement.


                This Prospectus Supplement is not authorized for
                distribution unless accompanied or preceded by
                    the Prospectus dated May 1, 1995 for the
                              appropriate Members
                               Retirement Program

__________________________________________________________________________

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

__________________________________________________________________________









                              RETIREMENT BENEFITS

        When you become eligible to receive benefits under an Members Retirement Program, you may select one or more of the following forms of distribution, which are available in variable or fixed form. The law requires that if the value of your Account Balance is more than $3,500, you must receive a Qualified Joint and Survivor Annuity unless your Spouse consents to a different election.

        Life Annuity - an annuity providing monthly payments for your life. No payments will be made after your death, even if you have received only one payment.

        Life Annuity - Period Certain - an annuity providing monthly payments for your life or, if longer, a specified period of time. If you die before the end of that specified period, payments will continue to your beneficiary until the end of the period. Subject to legal limitations, you may specify a minimum payment period of 5, 10, 15 or 20 years; the longer the specified period, the smaller the monthly payments will be.

        Joint and Survivor Annuity - Period Certain - an annuity providing monthly payments for your life and that of your beneficiary or, if longer, a specified period of time. If you and your beneficiary both die before the end of the specified period, payments will continue to your contingent beneficiary until the end of the period. Subject to legal limitations, you may specify a minimum payment period of 5, 10, 15 or 20 years; the longer the specified period, the smaller the monthly payments will be.

How Annuity Payments Are Made

        When your distribution of benefits under an annuity begins, your Units in the Funds are redeemed. Part or all of the proceeds, plus part or all of your Account Balance in the General Account Options, may be used to purchase an annuity. The minimum amount that can be used to purchase any type of annuity is $3,500. Usually, a $350 charge will be deducted from the amount used to purchase the annuity to reimburse us for administrative expenses associated with processing the application and with issuing each month's annuity payment. Applicable premium taxes will also be deducted.

Annuity payments may be fixed or variable.

FIXED ANNUITY PAYMENTS. Fixed annuity payments are determined from our annuity rate tables in effect at the time the first annuity payment is made. The minimum amount of the fixed payments is determined from tables in our contract with the Trustees, which show the amount of proceeds necessary to purchase each $1 of monthly annuity payments (after deduction of any applicable taxes and the annuity administrative charge). These tables are designed to determine the amounts required to pay for the annuity selected, taking into account our administrative and investment expenses and mortality and expense risks. The size of your payment will depend upon the form of annuity chosen, your age and the age of your beneficiary if you select a joint and survivor annuity. If our current group annuity rates for payment of proceeds would produce a larger payment, those rates will apply instead of the minimums in the contract tables. If we give any group pension client with a qualified plan a better annuity rate than those currently available for the Program, we will also make those rates available to Program participants. The annuity administrative charge may be greater than $350 in that case. Under our contract with the Trustees, we may change the tables but not more frequently than once every five years. Fixed annuity payments will not fluctuate during the payment period.

VARIABLE ANNUITY PAYMENTS. Variable annuity payments are funded through our Separate Account No. 4 (Pooled) (the "Fund"), through the purchase of Annuity Units. The investment policies and objectives of the Fund are set forth below. The number of Annuity Units purchased is equal to the amount of the first annuity payment divided by the Annuity Unit Value for the due date of the first annuity payment. The amount of the first annuity payment is determined in the same manner for a variable annuity as it is for a fixed annuity. The number of Annuity Units stays the same throughout the payment period for the variable annuity but the Annuity Unit Value changes to reflect the investment income and the realized and unrealized capital gains and losses of the Fund, after adjustment for an assumed base rate of return of 5-3/4%, described below.

        The amounts of variable annuity payments are determined as follows. Payments normally start as of the first day of the second calendar month following our receipt of the proper forms. The first two monthly payments are the same.

        Payments after the first two will vary according to the investment performance of the Fund. Each monthly payment will be calculated by multiplying the number of Annuity Units credited to you by the Annuity Unit Value for the first business day of the calendar month before the due date of the payment.

        The Annuity Unit Value was set at $1.1553 as of July 1, 1969, the first day that Separate Account No. 4 (Pooled) was operational. For any month after that date, it is the Annuity Unit Value for the preceding month multiplied by the change factor for the current month. The change factor gives effect to the assumed annual base rate of return of 5-3/4% and to the actual investment experience of the Fund.

        Because of the adjustment for the assumed base rate of return, the Annuity Unit Value rises and falls depending on whether the actual rate of investment return is higher or lower than 5-3/4%.

        Illustration of Changes in Annuity Payments. To show how we determine variable annuity payments from month to month, assume that the amount you applied to purchase an annuity is enough to fund an annuity with a monthly payment of $363 and that the Annuity Unit Value for the due date of the first annuity payment is $1.05. The number of annuity units credited under your certificate would be 345.71 (363 1.05 = 345.71). If the third monthly payment is due on March 1, and the Annuity Unit Value for February 1 was $1.10, the annuity payment for March would be the number of units (345.71) times the Annuity Unit Value ($1.10), or $380.28. If the Annuity Unit Value was $1.00 on March 1, the annuity payment for April would be 345.71 times $1.00 or $345.71.

Summary of Annuity Unit Values for the Fund

        This table shows the Annuity Unit Values with an assumed base rate of return of 5-3/4%.

First Business Day of                     Annuity Unit Value
---------------------                     ------------------
   October 1985                                 $2.6068
   October 1986                                 $3.4330
   October 1987                                 $4.3934
   October 1988                                 $3.5444
   October 1989                                 $4.8357
   October 1990                                 $3.8569
   October 1991                                 $5.4677
   October 1992                                 $5.1818
   October 1993                                 $6.3886
   October 1994                                 $6.1563


                                    THE FUND

        The Fund (Separate Account No. 4 (Pooled)) was established pursuant to the Insurance Law of the State of New York in 1969. It is an investment account used to fund benefits under group annuity contracts and other agreements for tax-deferred retirement programs administered by us.

        The assets of the Fund are our property. The Contract provides that the portion of the Fund's assets we hold on your behalf may not be used to satisfy obligations that may arise out of any other business we conduct. You have a claim against us under the contract for the portion of the Funds' assets we hold on your behalf. Income, gains and losses, whether or not realized, from assets allocated to the Fund are credited or charged against the Fund without regard to our other income, gains and losses.

        We may permit our own money, such as fees and charges owed to us, to stay in the Fund and accumulate, and we participate in the Fund proportionally. These accumulated amounts and other assets of the Fund in excess of the reserves and other contract liabilities may be transferred to our general account.

                 INVESTMENT OBJECTIVE AND POLICIES OF THE FUND

        Before you decide whether to select a variable annuity which varies in value with the performance of the Fund, you should understand the Fund's investment objective and policies. There is no assurance that the objective of the Fund will be met.

        OBJECTIVE. The Fund seeks to achieve long-term growth of capital by investing in the securities of carefully selected companies we believe will share in the growth of our nation's economy -- and those of other leading industrialized countries -- over a long period.

        INVESTMENT POLICIES. The Fund invests primarily in common stocks. Smaller amounts may be invested in other equity-type securities (such as convertible preferred stocks or convertible debt instruments).

        The Fund may use its assets to make non-equity investments. These could include non-participating and non-convertible preferred stocks, bonds and debentures. Some non-equity investments may carry certain equity features such as conversion or exchange rights or warrants for the acquisition of stocks of the same or different issuers or participations based on revenues, sales or profits. If, in light of economic conditions and the general level of stock prices, it appears that the Fund's investment objectives will not be met by buying equities, non-equity investment may be substantial. The Fund may invest up to 10% of its total assets in securities which are restricted as to resale under federal securities law (generally referred to as "restricted securities").

        The Fund may make temporary investments in government obligations, short-term commercial paper and other money market instruments. It may buy these directly or acquire units in our Separate Account No. 2A. We established Separate Account No. 2A in 1983 to provide a more efficient means for our separate accounts to invest cash positions on a pooled basis at no additional cost. Separate Account No. 2A seeks to obtain a high level of current income, preserve its assets and maintain liquidity. It invests only in short-term securities which mature in 60 days or less from the date of purchase or which are subject to a repurchase agreement requiring repurchases in 60 days or less. Units in Separate Account No. 2A are not registered under the Securities Act of 1933.

        While equity investments will be made primarily in securities of U.S. companies or foreign companies doing substantial business here, a limited portion of the Fund's investments may be made in the securities of established foreign companies without substantial business here. The amount of these investments will not generally exceed

15% of the value of the Fund's assets. For many foreign securities, there are dollar-denominated American Depository Receipts (ADRs), which are traded in the United States on exchanges or over-the-counter, and are issued by domestic banks. The Fund may invest in foreign securities directly and through ADRs and may hold some foreign securities outside the U.S. The Fund intends to invest in foreign securities only when the potential benefits to the Fund are deemed to outweigh the risks.

        SPECIAL RISKS. In addition to the risks inherent in any equity investment, the Fund is subject to the risk of investment in foreign securities and restricted securities. Foreign investments may involve risks not present in domestic investments, such as changes in the political or economic climate of countries in which portfolio companies do business. Foreign securities may be less liquid or subject to greater price volatility than securities of domestic issuers, and foreign accounting, auditing and disclosure standards may differ from domestic standards. There may be less regulation in foreign countries of stock exchanges, brokers, banks and listed companies than in the United States. The value of foreign investments may rise or fall because of changes in currency exchange rates or exchange controls. ADRs do not lessen the foreign exchange risk inherent to investing in the securities of foreign issuers. However, by investing in ADRs rather than directly in foreign issuers' stock, the Fund will avoid currency risks during the settlement period for either purchases or sales. Restricted securities are generally less liquid than registered securities and market quotations for such securities may not be readily available. The Fund may not be able to sell restricted securities except pursuant to registration under applicable Federal and State securities laws or pursuant to Securities and Exchange Commission rules which limit their sale to certain purchasers and may require that they be held by the Fund for a specified period of time prior to resale. Because of these restrictions, at times the Fund may not be readily able to sell them at fair market value.

Investment Restrictions Applicable to the Fund

        The Fund will not:

        o trade in foreign exchange (except transactions incidental to the settlement of purchases or sales of securities for a Fund);

        o make an investment in order to exercise control or management over a company;

        o underwrite the securities of other companies, including purchasing securities that are restricted under the 1933 Act or rules or regulations thereunder (restricted securities cannot be sold publicly until they are registered under the 1933 Act), except as stated below;

        o make short sales, except when the Fund has, by reason of ownership of other securities, the right to obtain securities of equivalent kind and amount that will be held so long as they are in a short position;

        o trade in commodities or commodity contracts; purchase or write puts and calls (options);

        o purchase real estate or mortgages, except as stated below. The Fund may buy shares of real estate investment trusts listed on stock exchanges or reported on the National Association of Securities Dealers, Inc. automatic quotation system ("NASDAQ");

        o have more than 5% of its assets invested in the securities of any one registered investment company. The Fund may not own more than 3% of an investment company's outstanding voting securities. Finally, total holdings of investment company securities may not exceed 10% of the value of the Fund's assets;

        o purchase any security on margin or borrow money except for short-term credits necessary for clearance of securities transactions;

        o make loans, except loans through the purchase of debt obligations or through entry into repurchase agreements;

        o invest more than 10% of its total assets in restricted securities, real estate investments, or portfolio securities not readily marketable;

        o make an investment in an industry if that investment would make the Fund's holding in that industry exceed 25% of its assets (the United States government, and its agencies and instrumentalities, are not considered members of any industry); or

How We Value the Assets of the Fund

        The assets of the Fund are valued as follows:

        o Stocks listed on national securities exchanges or traded on the NASDAQ national market system are valued at the last sale price. If on a particular day there is no sale, they are valued at the latest available bid price reported on a composite tape. Other unlisted securities reported on the NASDAQ system are valued at inside (highest) quoted bid prices.

        o Foreign securities not traded directly, or in ADR form, in the United States, are valued at the last sale price in the local currency on an exchange in the country of origin. Foreign currency is converted into dollars at current exchange rates.

        o United States Treasury securities and other obligations issued or guaranteed by the United States Government, its agencies or instrumentalities are valued at representative quoted prices.

        o Long-term publicly traded corporate bonds (i.e., maturing in more than one year) are valued at prices obtained from a bond pricing service of a major dealer in bonds when such prices are available; however, in circumstances where it is deemed appropriate to do so, an over-the-counter or exchange quotation may be used.

        o Convertible preferred stocks listed on national securities exchanges are valued at their last sale price or, if there is no sale, at the latest available bid price.

        o Convertible bonds and unlisted convertible preferred stocks are valued at bid prices obtained from one or more major dealers in such securities; where there is a discrepancy between dealers, values may be adjusted based on recent premium spreads to the underlying common stock.

        o Short-term debt securities that mature in more than 60 days are valued at representative quoted prices. Short-term debt securities that mature in 60 days or less are valued at amortized cost, which approximates market value. The Fund may also acquire short-term debt securities through units in our Separate Account No. 2A. These unit values are calculated in the same way as Fund Units The assets of Separate Account No. 2A are valued as described above.

        Our investment officers determine in good faith the fair value of securities and other assets that do not have a readily available market price in accordance with accepted accounting practices and applicable laws and regulations.

                              INVESTMENT MANAGER

The Manager

        We, Equitable Life, act as Investment Manager to the Fund. As such, we have complete discretion over Fund assets and we invest and reinvest these assets in accordance with the investment policies described under "Investment Objectives and Policies of the Fund" above.

        We are a New York stock life insurance company with our Home Office at 787 Seventh Avenue, New York, New York 10019. Founded in 1859, we are one of the largest insurance companies in the United States. We, our parent and our subsidiaries managed assets of approximately $ 174.5 billion as of December 31, 1994.

Investment Management

        In providing investment management to the Funds, we currently use the personnel and facilities of Alliance Capital Management L.P. ("Alliance"), for portfolio selection and transaction services. Alliance, a publicly-traded limited partnership, is indirectly majority-owned by Equitable Life. Investment research, securities analysis and management of the Funds' portfolios are carried on by Alliance's staff of investment officers and analysts. Alliance recommends the investments to be purchased and sold for each Fund and arranges for the execution of portfolio transactions. Alliance coordinates related accounting and bookkeeping functions with us.

        Alliance is a registered investment adviser under the Investment Advisers Act of 1940.

        Alliance acts as an investment adviser to various separate accounts and general accounts of Equitable Life and other affiliated insurance companies. Alliance also provides management and consulting services to mutual funds, endowment funds, insurance companies, foreign entities, qualified and non-tax qualified corporate funds, public and private pension and profit-sharing plans, foundations and tax-exempt organizations. Alliance's main office is located at 1345 Avenue of Americas, New York, New York 10105.

        The securities held in each Fund must be authorized or approved by the Investment Committee of our Board of Directors. Subject to the Investment Committee's broad supervisory authority, our investment officers and managers have been given discretion as to sales and, within specified limits, purchases of stocks, other equity securities and certain debt securities. When an investment opportunity arises that is consistent with the objectives of more than one account, investment opportunities are allocated among accounts in an impartial manner based on certain factors such as the accounts' investment objectives and their then-current investment and cash positions.

Fund Transactions

        The Fund is charged for securities brokers commissions, transfer taxes and other fees relating to securities transactions. Transactions in equity securities for the Fund are executed primarily through brokers which are selected by Alliance/Equitable Life and receive commissions paid by the Fund. For 1994 and 1993, the Fund paid $4,738,796 and $3,407,006, respectively, in brokerage commissions.

        Alliance and Equitable Life seek to obtain the best price and execution of all orders placed for the portfolio of the Fund, considering all the circumstances. If transactions are executed in the over-the-counter market it will deal with the principal market makers, unless more favorable prices or better execution is otherwise obtainable. There are occasions on which portfolio transactions for the Fund may be executed as part of concurrent authorizations to purchase or sell the same security for certain other accounts or clients advised by Alliance and Equitable Life. These concurrent authorizations potentially can be either advantageous or disadvantageous to the Fund. When these concurrent authorizations occur, the objective is to allocate the executions among accounts in a fair manner.

        We also consider the amount and quality of securities research services provided by a broker. Typical research services include general economic information and analyses and specific information on and analyses of companies, industries, and markets. Factors in evaluating research services include the diversity of sources used by the broker and the broker's experience, analytical ability, and professional stature. The receipt of research services from brokers tends to reduce our expenses in managing the Fund. This is taken into account when setting the expense charges.

        Brokers who provide research services may charge somewhat higher commissions than those who do not. However, we will select only brokers whose commissions we believe are reasonable in all the circumstances. Of the brokerage commissions paid by the Fund during 1994, $1,206,667 was paid to brokers providing research services on transactions of $583,662,157.

        We periodically evaluate the services provided by brokers and prepare internal proposals for allocating among those various brokers business for all the accounts we manage or advise. That evaluation involves consideration of the overall capacity of the broker to execute transactions, its financial condition, its past performance and the value of research services provided by the broker in servicing the various accounts advised or managed by us. We have no binding agreements with any firm as to the amount of brokerage business which the firm may expect to receive for research services or otherwise. There may, however, be understandings with certain firms that we will continue to receive services from such firms only if such firms are allocated a certain amount of brokerage business. We may try to allocate such amounts of business to such firms to the extent possible in accordance with the policies described above.

        Research information obtained by us may be used in servicing all accounts under our management, including our General Account. Similarly, not all research provided by a broker or dealer with which the Fund transacts business will necessarily be used in connection with the Fund.

        Transactions for the Fund in the over-the-counter market are normally executed as principal transactions with a dealer that is a principal market-maker in the security, unless a better price or better execution can be obtained from another source. Under these circumstances, the Fund pays no commission. Similarly, portfolio transactions in money market and debt securities will normally be executed through dealers or underwriters under circumstances where the Fund pays no commission.

        When making securities transactions for the Fund that do not involve paying a brokerage commission (such as the purchase of short-term debt securities), we seek to obtain prompt execution in an effective manner at the best price. Subject to this general objective, we may give orders to dealers or underwriters who provide investment research. The Fund will not pay a higher price, however, and the fact that we may benefit from such research is not considered in setting the expense charges.

        In addition to using brokers and dealers to execute portfolio securities transactions for accounts we manage, we may enter into other types of business transactions with brokers or dealers. These other transactions will be unrelated to allocation of the Fund's portfolio transactions.

        Our parent, The Equitable Companies Incorporated owns own Donaldson, Lufkin & Jenrette, Inc. ("DLJ"). A DLJ subsidiary, Donaldson, Lufkin & Jenrette Securities Corporation, is one of the nation's largest investment banking and securities firms. Another DLJ subsidiary, Autranet, Inc., is a securities broker that markets independently originated research to institutions. Through the Pershing Division of Donaldson, Lufkin & Jenrette Securities Corporation, DLJ supplies correspondent services, including order execution, securities clearance and other centralized financial services, to numerous independent regional securities firms and banks.

        To the extent permitted by law, and consistent with the Fund transaction practices discussed in this prospectus, and subject to the consent of fund contractholders, the Funds may engage in securities and other transactions with the above entities or may invest in shares of the investment companies with which those entities have affiliations. The Fund engaged in no such transactions during 1994.

                             FINANCIAL STATEMENTS

        The financial statement of Separate Account No. 4 (Pooled) reflect applicable fees, charges and other expenses under the Members Programs as in effect during the periods covered, as well as the charges against the account made in accordance with the terms of all other contracts participating in the account.

Separate Account No. 4 (Pooled):                                        Page

Report of Independent Accountants - Price Waterhouse LLP                13

        Statement of Assets and Liabilities,
         December 31, 1994                                              14

        Statements of Operations and Changes in Net
         Assets for the Years Ended December 31,
         1994 and 1993                                                  15

        Portfolio of Investments
         December 31, 1994                                              16

        Notes to Financial Statements                                   21

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of The Equitable Life Assurance Society of the United States and the Participants in the Members Retirement Programs:

In our opinion, the accompanying statement of assets and liabilities, including the portfolio of investments, and the related statements of operations and changes in net assets present fairly, in all material respects, the financial position of Separate Account No. 4 of The Equitable Life Assurance Society of the United States ("Equitable") at December 31, 1994 and its results of operations and changes in net assets for each of the two years in the period then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of Equitable's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 1994 by correspondence with the custodian and brokers and application of alternative auditing procedures where confirmations from brokers were not received, provide a reasonable basis for the opinion expressed above.

PRICE WATERHOUSE LLP
New York, New York
March 15, 1995

Separate Account No. 4 (Pooled) (The Growth Equity Fund) of The Equitable Life Assurance Society of the United States

Statement of Assets and Liabilities
December 31, 1994

-----------------------------------------------------------------------------

  ASSETS:
  Investments (Notes 2 and 3):
  Common stocks--at value (cost: $1,562,978,777) ........................................... $1,606,904,907
  Long-term debt securities--at value (amortized cost: $40,495,793) ........................     38,401,875
  Participation in Separate Account No. 2A--at amortized cost, which approximates market
   value, equivalent to 4 units at $227.94  ................................................            947
  Cash .....................................................................................     22,265,687
  Receivables:
  Securities sold ..........................................................................     20,460,855
  Dividends ................................................................................      3,937,217
  Interest .................................................................................         75,222
  ------------------------------------------------------------------------------------------ ---------------
    Total assets ...........................................................................  1,692,046,710
  ------------------------------------------------------------------------------------------ ---------------
  LIABILITIES:
  Payables:
  Securities purchased .....................................................................     18,781,582
  Due to Equitable Life's General Account ..................................................      7,281,318
  Investment management fees payable .......................................................          5,913
  Accrued expenses .........................................................................        393,013
  Amount retained by Equitable Life in Separate Account No. 4 (Note 1) .....................        992,535
  ------------------------------------------------------------------------------------------ ---------------
    Total liabilities ......................................................................     27,454,361
  ------------------------------------------------------------------------------------------ ---------------
  Net Assets (Note 1):
  Net assets attributable to participants' accumulations ...................................  1,647,814,162
  Reserves and other contract liabilities attributable to annuity benefits .................     16,778,187
  ------------------------------------------------------------------------------------------ ---------------
  NET ASSETS ............................................................................... $1,664,592,349
  ========================================================================================== ===============

See Notes to Financial Statements.

Separate Account No. 4 (Pooled)
of The Equitable Life Assurance Society of the United States
Statements of Operations and Changes in Net Assets
-----------------------------------------------------------------------------

                                                                                 YEAR ENDED DECEMBER 31,
                                                                                  1994            1993
--------------------------------------------------------------------------  --------------  ---------------
FROM OPERATIONS:
INVESTMENT INCOME (NOTE 2):
Dividends (net of foreign taxes withheld--1994: $280,079 and 1993:
 $359,029) ................................................................ $   18,981,135  $   19,131,412
Interest ..................................................................        120,286         852,538
--------------------------------------------------------------------------  --------------  ---------------
Total .....................................................................     19,101,421      19,983,950
EXPENSES -- (NOTE 4) ......................................................    (14,943,802)    (14,099,401)
--------------------------------------------------------------------------  --------------  ---------------
NET INCOME ................................................................      4,157,619       5,884,549
--------------------------------------------------------------------------  --------------  ---------------
REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS (NOTE 2):
Realized gain from security and foreign currency transactions  ............    121,640,003     286,492,193
--------------------------------------------------------------------------  --------------  ---------------
Unrealized appreciation (depreciation) of investments and foreign currency transactions:
 Beginning of year ........................................................    211,185,607     197,094,156
 End of year ..............................................................     41,831,973     211,185,607
--------------------------------------------------------------------------  --------------  ---------------
Change in unrealized appreciation/depreciation ............................   (169,353,634)     14,091,451
--------------------------------------------------------------------------  --------------  ---------------
NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS ....................    (47,713,631)    300,583,644
--------------------------------------------------------------------------  --------------  ---------------
Increase (decrease) in net assets attributable to operations  .............    (43,556,012)    306,468,193
--------------------------------------------------------------------------  --------------  ---------------
FROM CONTRIBUTIONS AND WITHDRAWALS:
Contributions .............................................................    435,940,867     408,026,090
Withdrawals ...............................................................   (528,069,361)   (623,196,599)
--------------------------------------------------------------------------  --------------  ---------------
Decrease in net assets attributable to contributions and withdrawals  .....    (92,128,494)   (215,170,509)
--------------------------------------------------------------------------  --------------  ---------------
Decrease in accumulated amount retained by Equitable Life in Separate
 Account No. 4 (Note 1) ...................................................        449,257         534,157
--------------------------------------------------------------------------  --------------  ---------------
INCREASE (DECREASE) IN NET ASSETS .........................................   (135,235,249)     91,831,841
NET ASSETS -- BEGINNING OF YEAR ...........................................  1,799,827,598   1,707,995,757
--------------------------------------------------------------------------  --------------  ---------------
NET ASSETS -- END OF YEAR ................................................. $1,664,592,349  $1,799,827,598
==========================================================================  ==============  ===============

See Notes to Financial Statements.

SEPARATE ACCOUNT NO. 4 (POOLED)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
Portfolio of Investments
December 31, 1994

                                                             NUMBER OF
                                                               SHARES     VALUE (NOTE 3)
---------------------------------------------------------  ------------  ---------------
COMMON STOCKS:
BASIC MATERIALS (0.3%)
CHEMICALS--SPECIALTY
Morton International, Inc. ...............................   200,000     $ 5,700,000
                                                                         ---------------
BUSINESS SERVICES ENVIRONMENTAL CONTROL (0.4%)
Rollins Environmental Services, Inc.* .................... 1,254,700       6,116,663
                                                                         ---------------
PRINTING, PUBLISHING & BROADCASTING (1.4%)
Grupo Televisa S.A. (ADR) ................................    20,000         635,000
IVI Publishing, Inc.* ....................................   150,000       1,725,000
Viacom, Inc. (Class B)* ..................................   520,000      21,125,000
                                                                         ---------------
                                                                          23,485,000
                                                                         ---------------
TOTAL BUSINESS SERVICES (1.8%) ...........................                29,601,663
                                                                         ---------------
CAPITAL GOODS
BUILDING & CONSTRUCTION (1.2%)
Acme Landis Holdings ..................................... 3,000,000         360,581
Royal Plastics Group Ltd.* ...............................   945,500       7,414,365
Stone & Webster, Inc. ....................................   350,000      11,637,500
                                                                         ---------------
                                                                          19,412,446
                                                                         ---------------
ELECTRICAL EQUIPMENT (0.1%)
Johnson Electric Holdings ................................ 1,000,000       2,294,023
                                                                         ---------------
TOTAL CAPITAL GOODS (1.3%) ...............................                21,706,469
                                                                         ---------------
CONSUMER CYCLICALS
AIRLINES (1.0%)
Southwest Airlines Co. ...................................   750,000      12,562,500
UAL Corp.* ...............................................    41,800       3,652,275
                                                                         ---------------
                                                                          16,214,775
                                                                         ---------------
FOOD SERVICES, LODGING (0.2%)
Au Bon Pain, Inc.* .......................................   200,000       3,200,000
                                                                         ---------------
HOUSEHOLD FURNITURE, APPLIANCES (1.3%)
Industrie Natuzzi (ADR) ..................................   612,200      20,814,800
Semi Tech Global Ltd. ....................................   603,466       1,017,800
                                                                         ---------------
                                                                          21,832,600
                                                                         ---------------
LEISURE-RELATED (0.8%)
Mirage Resorts, Inc.* ....................................   600,000      12,300,000
Shun Tak Enterprises Corp. ............................... 1,500,000       1,066,236
                                                                         ---------------
                                                                          13,366,236
                                                                         ---------------
RETAIL-GENERAL (0.8%)
May Department Stores Co. ................................    20,000         675,000
Office Depot, Inc.* ......................................   450,000      10,800,000
Toys R Us, Inc.* .........................................    40,000       1,220,000
Westcorp. ................................................    78,000         711,750
                                                                         ---------------
                                                                          13,406,750
                                                                         ---------------
TOTAL CONSUMER CYCLICALS (4.1%) ..........................                68,020,361
                                                                         ---------------

SEPARATE ACCOUNT NO. 4 (POOLED)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
Portfolio of Investments (Continued)
December 31, 1994
---------------------------------------------------------------------

                                                             NUMBER OF
                                                               SHARES     VALUE (NOTE 3)
---------------------------------------------------------  ------------  ---------------
CONSUMER NONCYCLICALS
DRUGS (1.0%)
Astra AB Series A ........................................   325,000     $  8,397,738
Gensia Pharmaceuticals, Inc.* ............................ 1,241,800        5,277,650
Merck & Co., Inc. ........................................    75,000        2,859,375
                                                                         ---------------
                                                                           16,534,763
                                                                         ---------------
FOODS (0.0%)
Pokphand (CP) Co. ........................................   550,000          128,659
                                                                         ---------------
HOSPITAL SUPPLIES & SERVICES (5.6%)
Boston Scientific Corp.* .................................   182,600        3,172,675
Columbia HCA Healthcare Corp. ............................   540,000       19,710,000
Surgical Care Affiliates, Inc. ........................... 2,500,000       50,625,000
United Healthcare Corp. ..................................   425,000       19,178,125
                                                                         ---------------
                                                                           92,685,800
                                                                         ---------------
TOBACCO (11.1%)
Loews Corp. .............................................. 1,700,000      147,687,500
Philip Morris Cos., Inc. .................................   660,000       37,950,000
                                                                         ---------------
                                                                          185,637,500
                                                                         ---------------
TOTAL CONSUMER NONCYCLICALS (17.7%) ......................                294,986,722
                                                                         ---------------
CREDIT-SENSITIVE
BANKS (3.1%)
J.P. Morgan & Co., Inc. ..................................   915,600       51,273,600
                                                                         ---------------
FINANCIAL SERVICES (5.4%)
Autofinance Group, Inc.* ................................. 1,350,000       11,812,500
Edwards (A.G.), Inc. .....................................   220,000        3,960,000
Legg Mason, Inc. .........................................   825,000       17,531,250
Morgan Stanley Group, Inc. ...............................   720,000       42,480,000
Charles Schwab Corp. .....................................   350,000       12,206,250
Student Loan Marketing Association .......................    80,000        2,600,000
                                                                         ---------------
                                                                           90,590,000
                                                                         ---------------
INSURANCE (14.3%)
American International Group, Inc. .......................   200,000       19,600,000
CNA Financial Corp.* ..................................... 2,180,000      141,427,500
Life Re Corporation ......................................   625,000       11,015,625
NAC Re Corp. .............................................   400,000       13,400,000
Progressive Corp. ........................................   250,000        8,750,000
Travelers, Inc. .......................................... 1,234,700       40,127,750
Zenith National Insurance Corp. ..........................   129,000        2,934,750
                                                                         ---------------
                                                                          237,255,625
                                                                         ---------------
REAL ESTATE (2.5%)
AMLI Residential Property Trust ..........................   200,000        3,750,000
CBL & Associates Properties, Inc. ........................   250,000        5,156,250
First Industrial Realty Trust, Inc. ......................   100,000        1,950,000
JP Realty, Inc. ..........................................   300,000        6,300,000
Macerich Co. .............................................   265,000        5,664,375
Paragon Group, Inc. ......................................    50,000          950,000

SEPARATE ACCOUNT NO. 4 (POOLED)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
Portfolio of Investments (Continued)
December 31, 1994
--------------------------------------------------------------------------------

                                                             NUMBER OF
                                                               SHARES     VALUE (NOTE 3)
---------------------------------------------------------  ------------  ---------------
Spieker Properties, Inc. .................................   300,000     $  6,112,500
Summit Properties, Inc. ..................................   150,000        2,887,500
Tucker Properties Corp. ..................................    73,200          933,300
Walden Residential Properties, Inc. ......................   400,000        7,150,000
                                                                         ---------------
                                                                           40,853,925
                                                                         ---------------
UTILITY-GAS (0.6%)
ENRON Corp. ..............................................   328,600       10,022,300
                                                                         ---------------
UTILITY-TELEPHONE (5.2%)
Sprint Corp. .............................................   700,000       19,337,500
Telefonos de Mexico, L ...................................    80,000        3,280,000
Telephone & Data Systems, Inc. ........................... 1,400,000       64,575,000
                                                                         ---------------
                                                                           87,192,500
                                                                         ---------------
TOTAL CREDIT-SENSITIVE (31.1%) ...........................                517,187,950
                                                                         ---------------
ENERGY
COAL & GAS PIPELINES (0.1%)
Abraxas Petroleum Corp.* .................................   100,000          925,000
Enserch Corp. ............................................    76,200        1,000,125
                                                                         ---------------
                                                                            1,925,125
                                                                         ---------------
OIL-DOMESTIC (1.2%)
Enron Oil and Gas Co. ....................................   702,800       13,177,500
Murphy Oil Corp. .........................................   121,500        5,163,750
Wainoco Oil Corp.* .......................................   500,000        2,375,000
                                                                         ---------------
                                                                           20,716,250
                                                                         ---------------
OIL-INTERNATIONAL (2.4%)
Imperial Oil Ltd. ........................................   550,000       18,150,000
YPF Sociedad Anonima (ADR) ............................... 1,000,000       21,375,000
                                                                         ---------------
                                                                           39,525,000
                                                                         ---------------
OIL-SUPPLIES & CONSTRUCTION (7.5%)
Baker Hughes, Inc. ....................................... 1,500,000       27,375,000
Camco International, Inc. ................................   320,000        6,040,000
Energy Service, Inc.* .................................... 1,365,900       16,732,275
Global Marine, Inc.* ..................................... 1,000,000        3,625,000
Parker Drilling Co.* ..................................... 5,500,000       26,125,000
Reading & Bates Corp.* ................................... 1,390,100        8,340,600
Rowan Cos., Inc.* ........................................ 3,750,000       22,968,750
Schlumberger Ltd. ........................................   125,000        6,296,875
Seagull Energy Corp.* ....................................   150,000        2,868,750
Western Atlas, Inc.* .....................................   138,600        5,214,825
                                                                         ---------------
                                                                          125,587,075
                                                                         ---------------
RAILROADS (0.3%)
Southern Pacific Rail Corp.* .............................   250,000        4,531,250
                                                                         ---------------
UTILITY-GAS (0.6%)
Renaissance Energy Ltd.* .................................   478,000        9,243,094
                                                                         ---------------
TOTAL ENERGY (12.1%) .....................................                201,527,794
                                                                         ---------------

SEPARATE ACCOUNT NO. 4 (POOLED)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
Portfolio of Investments (Continued)
December 31, 1994
--------------------------------------------------------------------------------

                                                             NUMBER OF
                                                               SHARES     VALUE (NOTE 3)
---------------------------------------------------------  ------------  ---------------
TECHNOLOGY
ELECTRONICS (4.5%)
American Superconductor Corp.* ...........................      80,000   $    1,980,000
General Instrument Corp.* ................................   1,950,000       58,500,000
Sensormatic Electronics Corp. ............................     420,000       15,120,000
                                                                         ---------------
                                                                             75,600,000
                                                                         ---------------
OFFICE EQUIPMENT (0.0%)
Compaq Computer Corp.* ...................................      10,000          395,000
                                                                         ---------------
OFFICE EQUIPMENT SERVICES (0.2%)
Quarterdeck Office Systems* ..............................     840,000        2,625,000
                                                                         ---------------
TELECOMMUNICATIONS (23.4%)
American Satellite Network-Warrants* .....................      70,000                0
Associated Group, Inc. (Class A)* ........................      18,475          434,163
Associated Group, Inc. (Class B)* ........................      25,650          602,775
BCE Mobile Communications, Inc.* .........................     850,000       26,964,890
Bolt Beranek & Newman, Inc.* .............................     113,600        1,689,800
Cellular Communications, Inc. (Class A) ..................   1,122,000       60,027,000
Cellular Communications Puerto Rico, Inc.* ...............     310,000       10,385,000
International Cabletel, Inc.* ............................     120,000        3,330,000
Mannesmann AG ............................................      80,000       21,682,315
Mannesmann AG (ADR) ......................................     345,000       93,495,000
Millicom International Cellular S.A.* ....................     700,000       21,087,500
Qualcomm, Inc.* ..........................................     240,000        5,760,000
Rogers Cantel Mobile Communications, Inc. (Class B)
 (ADR)* ..................................................   1,060,000       30,905,625
Royal PTT Nederland NV (ADR) .............................      16,000          538,000
Scientific Atlanta, Inc. .................................   1,000,000       21,000,000
Teleglobe, Inc. ..........................................     115,000        1,557,655
United States Cellular Corp.* ............................   1,724,900       56,490,475
Vanguard Cellular Systems, Inc. (Class A)* ...............   1,305,000       33,603,750
                                                                         ---------------
                                                                            389,553,948
                                                                         ---------------
TOTAL TECHNOLOGY (28.1%) .................................                  468,173,948
                                                                         ---------------
TOTAL COMMON STOCKS (96.5%)
 (Cost $1,562,978,777)  ..................................                1,606,904,907
                                                                         ---------------
                                                            PRINCIPAL
                                                              AMOUNT
                                                           ------------
LONG-TERM DEBT SECURITIES:
ENERGY (0.1%)
Oil-Domestic
Apache Corp.
 6.0% Conv., 2002 ....................................... $ 2,000,000        2,045,000
                                                                         ---------------
TECHNOLOGY
ELECTRONICS (2.2%)
General Instrument Corp.
 5.0% Conv., 2000 .......................................  24,850,000       33,236,875
Lam Research Corp.
 6.0% Conv. Sub. Deb., 2003  ............................   2,000,000        3,120,000
                                                                         ---------------
TOTAL TECHNOLOGY (2.2%) .................................                   36,356,875
                                                                         ---------------
TOTAL LONG-TERM DEBT SECURITIES (2.3%)
 (Amortized Cost $40,495,793) ...........................                   38,401,875
                                                                         ---------------

SEPARATE ACCOUNT NO. 4 (POOLED)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
Portfolio of Investments (Concluded)
December 31, 1994

                                                                                     VALUE
                                                                                    (NOTE 3)
---------------------------------------------------------------------------      --------------
PARTICIPATION IN SEPARATE ACCOUNT NO. 2A,
  at amortized cost, which approximates  market value, equivalent to 4 units
  at $227.94 each (0.0%)....................................................     $          947
                                                                                 --------------
TOTAL INVESTMENTS (98.8%)
 (Cost/Amortized Cost $1,603,475,517) ......................................      1,645,307,729
CASH AND RECEIVABLES LESS LIABILITIES (1.2%) ...............................         20,277,155
AMOUNT RETAINED BY EQUITABLE LIFE IN SEPARATE ACCOUNT NO. 4 (0.0%) (NOTE 1)
                                                                                       (992,535)
                                                                                 --------------
NET ASSETS (100.0%) (NOTE 1) ...............................................     $1,664,592,349
                                                                                 ==============
Reserves attributable to participants' accumulations .......................     $1,647,814,162
Reserves and other contract liabilities attributable to annuity benefits  ..         16,778,187
                                                                                 --------------
NET ASSETS (100%) ..........................................................     $1,664,592,349
                                                                                 ==============
-------------
*Non-income producing.

[FN]
See Notes to Financial Statements.

                       SEPARATE ACCOUNT NO. 4 (POOLED) OF
           THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES


                         Notes to Financial Statements


        1. Separate Account No. 4 (Pooled) (the "Fund") of The Equitable Life Assurance Society of the United States (Equitable Life), a wholly-owned subsidiary of The Equitable Companies Incorporated, was established in conformity with the New York State Insurance Law. Pursuant to such law, to the extent provided in the applicable contracts, the net assets of the Fund are not chargeable with liabilities arising out of any other business of Equitable Life. The excess of assets over reserves and other contract liabilities amounting to $992,535 as shown in the statement of Assets and Liabilities in the Fund may be transferred to Equitable Life's General Account.

        At December 31, 1994 and 1993, interests of retirement and investment plans for Equitable Life employees, managers, and agents in Separate Account No. 4 aggregated $184,086,304 (11.1%) and $179,616,502 (10.0%), respectively, of the net assets in the Fund.

        Equitable Life is the investment manager for the Fund. Prior to July 22, 1993, Equitable Capital Management Corporation (Equitable Capital) served as the investment adviser to Equitable Life. On July 22, 1993, Alliance Capital Management L.P. (Alliance) acquired the business and substantially all of the assets of Equitable Capital and became the investment adviser to Equitable Life. Alliance is a publicly-traded limited partnership which is indirectly majority-owned by Equitable Life.







                       SEPARATE ACCOUNT NO. 4 (POOLED) OF
           THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES


                   Notes to Financial Statements (continued)

        Equitable Life and Alliance seek to obtain the best price and execution of all orders placed for the portfolio of the Fund, considering all circumstances. In addition to using brokers and dealers to execute portfolio security transactions for funds under their management, Equitable Life and Alliance may also enter into other types of business and securities transactions with brokers and dealers, which will be unrelated to allocation of the Fund's portfolio transactions.

        2. Security transactions are recorded on the trade date. Amortized cost of debt securities consists of cost, adjusted where applicable, for amortization of premium or accretion of discount. Dividend income is recorded on the ex-dividend date; interest income (including amortization of premium and discount on securities using the effective yield method) is accrued daily.

        Transactions denominated in foreign currencies are recorded at the rate prevailing when earned or incurred. Asset and liability accounts that are denominated in a foreign currency are adjusted to reflect the current exchange rate at the end of the period. Transaction gains or losses resulting from changes in the exchange rate during the reporting period or upon settlement of the foreign currency transactions are reflected under "Realized and Unrealized Gain (Loss) on Investments" in the Statements of Operations and Changes in Net Assets.

        Equitable Life's internal short-term investment account, Separate Account No. 2A, was established to provide a more flexible and efficient vehicle to combine and invest temporary cash positions of certain eligible accounts ("Participating Funds"), under



                                       2






                      SEPARATE ACCOUNT NO. 4 (POOLED) OF
           THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES


                   Notes to Financial Statements (continued)

Equitable Life's management. Separate Account No. 2A invests in debt securities maturing in sixty days or less from the date of acquisition. At December 31, 1994, the amortized cost of investments held in Separate Account No. 2A consists of the following:

                                                             Amortized
                                                                Cost        %
                                                             ---------     ---
Bank Notes,
        6.03% due 1/30/95 through 1/31/95                  $ 25,999,386    3.6%
Bankers Acceptances,
        6.09% due 2/21/95 . . . . . . . . . . .              16,850,457    2.3
Certificates of Deposit,
        6.08% due 1/20/95 . . . . . . . . . . .              15,000,000    2.0
Commercial Paper,
        5.62%-6.2% due 1/3/95 through 2/17/95 . . .         562,891,837   77.0
Variable Rate Commercial Paper,
        6.259%-6.359% due 2/8/95 through 6/15/95 .           35,000,000    4.8
Variable Rate LIBOR,
        6.188% due 6/16/95. . . . . . . . . . .              10,000,000    1.4
Variable Rate Securities,
        5.82%-5.97% due 1/4/95 through 4/26/95. .            64,499,342    8.8
                                                           ------------  ------

Total Investments . . . . . . . . . . . . . .               730,241,022   99.9
Cash and Receivables Less Liabilities. . . . . . .            1,053,134    0.1
                                                           ------------  ------
Net Assets. . . . . . . . . . . . . . . . .                $731,294,156  100.0%
                                                           ============  ======

Units Outstanding . . . . . . . . . . . . . .                 3,208,208
Unit Value. . . . . . . . . . . . . . . . .                     $227.94

        Participating Funds purchase or redeem units depending on each participating account's excess cash availability or cash needs to meet its liabilities. Separate Account No. 2A is not subject to investment management fees. Short-term debt securities may also be purchased directly by the Fund.


                                       3






                      SEPARATE ACCOUNT NO. 4 (POOLED) OF
           THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES


                   Notes to Financial Statements (continued)

        For 1994 and 1993, investment security transactions, excluding short-term debt securities, were as follows:


                                                                     Net
                                                   Cost of         Proceeds
                                                  Purchases        of Sales
                                                -------------   --------------
Stocks and long-term corporate debt
 securities:
  1994. . . . . . . . . . . . . . . . .        $1,556,068,225   $1,644,508,525
  1993. . . . . . . . . . . . . . . . .         1,394,550,892    1,610,595,838

U.S. Government obligations:
  1994. . . . . . . . . . . . . . . . .        $      --        $      --
  1993. . . . . . . . . . . . . . . . .               --               --

        3.      Investment securities are valued as follows:

        Stocks listed on national securities exchanges and certain over-the-counter issues traded on the National Association of Securities Dealers, Inc. Automated Quotation (NASDAQ) national market system are valued at the last sale price, or, if no sale, at the latest available bid price.

                                   PART C

                               OTHER INFORMATION

Item 24. Exhibits

         The following Exhibits are filed herewith:

         1. Action by Peter D. Noris, Executive Vice President and Chief Investment Officer of Equitable, dated September 5, 1995 establishing Separate Account No. 200 and copies of resolutions of the Board of Directors of Equitable referenced in said action.*

         2.   Not applicable.

         3.   (a)   Service Agreement, effective as of December 1, 1995,
                    between MFS Distributers, Inc. and The Equitable Life
                    Assurance Society of the United States.

              (b) Form of Letter Agreement between The Equitable Life Assurance Society of the United States and the Trustees of the American Dental Association Members Retirement Trust and the Trustees of the American Dental Association Members Pooled Trust for Retirement.

         4.   (a)   Exhibit 6(a)(2) (Group Annuity Contract AC 2100, as amended and restated effective February 1, 1991 on contract Form
                    No. APC 1,000-91, among the Trustees of the American Dental
                    Association Members Retirement Trust, the American Dental
                    Association Members Pooled Trust for Retirement Plans and
                    The Equitable Life Assurance Society of the United States), incorporated by reference to Post-Effective Amendment No. 1 on Form N-3 to Registration Statement 33-40162, filed
                    December 20, 1991.

              (b) Rider No. 1 to Group Annuity Contract AC 2100 among the Trustees of the American Dental Association Members Retirement Trust, the American Dental Association Members Pooled Trust for Retirement Plans and The Equitable Life Assurance Society of the United States, incorporated by reference to Registration No. 33-46995 on Form N-3 of Registrant, filed April 8, 1992.

              (c) Form of Rider No. 2 to Group Annuity Contract AC 2100 among the Trustees of the American Dental Association Members Retirement Trust, the American Dental Association Members Pooled Trust for Retirement Plans and The Equitable Life Assurance Society of the United States, incorporated by reference to Registration No. 33-46995 on Form N-3 of Registrant, filed April 8, 1992.

--------
*Previously filed with this Registration Statement No. 33-63113 on September 29, 1995.

              (d) Rider No. 3 to Group Annuity Contract AC 2100 among the Trustees of the American Dental Association Members Retirement Trust, the American Dental Association Members Pooled Trust for Retirement Plans and The Equitable Life Assurance Society of the United States, incorporated by reference to Registration No. 33-75616 on Form N-4 of Registrant, filed April 29, 1994.

              (e) Form of Rider No. 4 to Group Annuity Contract AC 2100 among the Trustees of the American Dental Association Members Retirement Trust, the American Dental Association Members Pooled Trust for Retirement Plans and The Equitable Life Assurance Society of the United States, incorporated by reference to Registration No. 33-75616 on Form N-4 of Registrant, filed April 29, 1994.

              (f) Form of Rider No. 5 to Group Annuity Contract AC 2100 among the Trustees of the American Dental Association Members Retirement Trust, the American Dental Association Members Pooled Trust for Retirement Plans and The Equitable Life Assurance Society of the United States, incorporated by reference to Registration No. 33-75616 on Form N-4 of Registrant, on February 27, 1995.

              (g) Form of Rider No. 6 to Group Annuity Contract AC 2100 among the Trustees of the American Dental Association Members Retirement Trust, the American Dental Association Members Pooled Trust for Retirement Plans and The Equitable Life Assurance Society of the United States.*

              (h) Form of Rider No. 7 to Group Annuity Contract AC 2100 among the Trustees of the American Dental Association Members Retirement Trust, the American Dental Association Members Pooled Trust for Retirement Plans and The Equitable Life Assurance Society of the United States.

         5.   (a)   Exhibit 7(a) (Form of Participation Agreement for the
                    standardized Profit-Sharing Plan under the ADA Program), incorporated by reference to Post-Effective Amendment No. 1 on Form N-3 to Registration Statement on Form S-1 of
                    Registrant, filed April l6, 1986.

              (b) Exhibit 7(b) (Form of Participation Agreement for the non-standardized Profit-Sharing Plan under the ADA Program), incorporated by reference to Post-Effective Amendment No. 1 on Form N-3 to Registration Statement on Form S-1 of Registrant, filed April l6, 1986.

              (c) Exhibit 7(e) (Copy of Attachment to Profit Sharing Participation Agreement under the American Dental Association Members Retirement Plan), incorporated by reference to Registration No. 33-21417 on Form N-3 of Registrant, filed April 26, 1988.


--------
*Previously filed with this Registration Statement No. 33-63113 on September 29, 1995.

              (d) Exhibit 7(e)(2) (Form of Participant Enrollment Form under the ADA Program), incorporated by reference to Post-Effective Amendment No. 2 on Form N-3 to Registration Statement on Form S-1 of Registrant, filed April 2l, l987.

              (e) Exhibit 7(v) (Form of Simplified Participation Agreement for the Profit-Sharing Plan under the ADA Program, as filed with the Internal Revenue Service), incorporated by reference to Post-Effective Amendment No. 2 to Registration No. 33-21417 on Form N-3 of Registrant, filed April 26, 1989.

              (f) Exhibit 7(w) (Form of Non-Standardized Participation Agreement for the Profit-Sharing Plan under the ADA Program, as filed with the Internal Revenue Service), incorporated by reference to Post-Effective Amendment No. 2 to Registration No. 33-21417 on Form N-3 of Registrant, filed April 26, 1989.

              (g) Exhibit 7(x) (Form of Standardized Participation Agreement for the Profit-Sharing Plan under the ADA Program, as filed with the Internal Revenue Service), incorporated by reference to Post-Effective Amendment No. 2 to Registration No. 33-21417 on Form N-3 of Registrant, filed April 26, 1989.

         6.   (a)   Copy of the Restated Charter of The Equitable Life
                    Assurance Society of the United States, adopted August 6,
                    1992, incorporated by reference to Post-Effective Amendment
                    No. 2 to Registrant No. 33-46995 on Form N-3 of Registrant, filed March 2, 1993.

              (b) By-Laws of The Equitable Life Assurance Society of the United States, as amended through July 22, 1992, incorporated by reference to Post-Effective Amendment No. 2 to Registration No. 33-46995 on Form N-3 of Registrant, filed March 2, 1993.

         7.   Not applicable

         8.   (a)   Exhibit 11(a)(2) (Form of American Dental Association
                    Members Retirement Plan, as filed with the Internal Revenue
                    Service), incorporated by reference to Post-Effective
                    Amendment No. 2 to Registration No. 33-21417 on Form N-3 of
                    Registrant, filed April 26, 1989.

              (b) Exhibit 11(g)(2) (Form of American Dental Association Members Retirement Trust, as filed with the Internal Revenue Service), incorporated by reference to Post-Effective Amendment No. 2 to Registration No. 33-21417 on Form N-3 of Registrant, filed April 26, 1989.

              (c) Exhibit 11(i) (Form of First Amendment to the American Dental Association Members Retirement Trust), incorporated by reference to Post-Effective Amendment No. 1 to

                    Registration No. 33-40162 on Form N-3 of Registrant, filed December 20, 1991.

              (d) Exhibit 11(g) (Copy of Administration Services Agreement, dated January 10, 1986, among The Equitable Life Assurance Society of the United States, the Trustees of the Trust maintained under the American Dental Association Members Retirement Plan, the Trustees of the Pooled Trust maintained by the American Dental Association and the Council of Insurance of the American Dental Association), incorporated by reference to Post-Effective Amendment No. 1 on Form N-3 to Registration Statement on Form S-1 of Registrant, filed April l6, 1986.

              (e) Exhibit 11(j) (Copy of American Dental Association Members Pooled Trust for Retirement Plans, dated as of January 1,
                    1984), incorporated by reference to Post-Effective Amendment No. 1 to Registration No. 33-40162 on Form N-3 of Registrant on Form N-3 of Registrant, filed December 20, 1991.

              (f) Exhibit 11(k) (Form of First Amendment to the American Dental Association Members Pooled Trust for Retirement Plans, dated as of January 1, 1984), incorporated by reference to Post-Effective Amendment No. 1 to Registration No. 33-40162 on Form N-3 of Registrant, filed December 20, 1991.

         9.   (a)   Opinion and Consent of Anthony A. Dreyspool, Vice President
                    and Senior Counsel of The Equitable Life Assurance Society of the United States.*

         10.  (a)   Consent of Anthony A. Dreyspool (included within Exhibit
                    9(a) above.)

              (b)   Consent of Price Waterhouse LLP.

              (c)   Consent of Deloitte & Touche LLP.

              (d) Powers of Attorney (Equitable) (filed as Exhibit 10(b) to Registration No. 33-75616 on Form N-4 of Registrant, on February 27, 1995.)

         11.  Not applicable.

         12.  Not applicable.

         13.  Not applicable.

         14.  Not Applicable.

--------
*Previously filed with this Registration Statement No. 33-63113 on September 29, 1995.

Item 25. Directors and Officers of Equitable

         Set forth below is information regarding the directors and principal officers of Equitable. Equitable's address is 787 Seventh Avenue, New York, New York 10019. The business address of the persons whose names are preceded by an asterisk is that of Equitable.

NAME AND PRINCIPAL                      POSITIONS AND OFFICES
BUSINESS ADDRESS                        WITH EQUITABLE
----------------                        --------------

DIRECTORS
---------

 Claude Bebear                          Director
 AXA S.A.
 23, Avenue Matignon
 75008 Paris, France

 Christopher Brocksom                   Director
 AXA Equity & Law
 Amersham Road
 High Wycombe
 Bucks HP 13 5 AL, England

 Francoise Colloc'h                     Director
 AXA S.A.
 23, Avenue Matignon
 75008 Paris, France

 Henri de Castries                      Director
 AXA
 23, Avenue Matignon
 75008 Paris, France

 Joseph L. Dionne                       Director
 The McGraw-Hill Companies
 1221 Avenue of the Americas
 New York, NY 10020

 William T. Esrey                       Director
 Sprint Corporation
 P.O. Box 11315
 Kansas City, MO 64112

NAME AND PRINCIPAL                      POSITIONS AND OFFICES
BUSINESS ADDRESS                        WITH EQUITABLE
----------------                        --------------

 Jean-Rene Fourtou                      Director
 Rhone-Poulenc S.A.
 25 Quai Paul Doumer
 92408 Courbevoie Cedex
 France

 Norman C. Francis                      Director
 Xavier University of Louisiana
 7325 Palmetto Street
 New Orleans, LA 70125

 Donald J. Greene                       Director
 LeBouef, Lamb, Greene & MacRae
 125 West 55th Street
 New York, NY 10019-4513

 John T. Hartley                        Director
 Harris Corporation
 1025 NASA Boulevard
 Melbourne, FL 32919

 John H.F. Haskell, Jr.                 Director
 Dillon, Read & Co., Inc.
 535 Madison Avenue
 New York, NY 10022

 W. Edwin Jarmain                       Director
 Jarmain Group Inc.
 95 Wellington Street West
 Suite 805
 Toronto, Ontario M5J 2N7,
 Canada

 Don Johnston                           Director
 184-400 Ocean Road
 John's Island
 Vero Beach, FL 32963

 Winthrop Knowlton                      Director
 Knowlton Brothers, Inc.
 530 Fifth Avenue
 New York, NY 10036

 Arthur L. Liman                        Director
 Paul, Weiss, Rifkind, Wharton &
   Garrison
 1285 Avenue of the Americas
 New York, NY 10019

NAME AND PRINCIPAL                      POSITIONS AND OFFICES
BUSINESS ADDRESS                        WITH EQUITABLE
----------------                        --------------

 George T. Lowy                         Director
 Cravath, Swaine & Moore
 825 Eighth Avenue
 New York, NY 10019

 George J. Sella, Jr.                   Director
 P.O. Box 397
 Newton, NJ 07860

 Dave H. Williams                       Director
 Alliance Capital Management
   Corporation
 1345 Avenue of the Americas
 New York, NY 10105

OFFICER-DIRECTORS
-----------------

*James M. Benson                        President, Chief Operating Officer
                                        and Director

*Richard H. Jenrette                    Chairman of the Executive Committee
                                        and Director

*Joseph J. Melone                       Chairman of the Board, Chief
                                        Executive Officer and Director

OTHER OFFICERS
--------------

*Harvey Blitz                           Senior Vice President and Deputy
                                        Chief Financial Officer

*Kevin R. Byrne                         Vice President and Treasurer

*Jerry M. de St. Paer                   Executive Vice President and Chief
                                        Financial Officer

*Gordon G. Dinsmore                     Senior Vice President

*Alvin H. Fenichel                      Senior Vice President and Controller

NAME AND PRINCIPAL                      POSITIONS AND OFFICES
BUSINESS ADDRESS                        WITH EQUITABLE
----------------                        --------------

*Paul J. Flora                          Vice President and Auditor

*Robert E. Garber                       Executive Vice President and General
                                        Counsel

*J. Thomas Liddle, Jr.                  Senior Vice President and Chief
                                        Valuation Actuary

*Michael S. Martin                      Senior Vice President

*William T. McCaffrey                   Executive Vice President and
                                        Chief Administrative Officer

*Peter D. Noris                         Executive Vice President and Chief
                                        Investment Officer

*Anthony C. Pasquale                    Senior Vice President

*Pauline Sherman                        Vice President, Secretary and
                                        Associate General Counsel

Richard V. Silver                       Senior Vice President and Chief
1755 Broadway, 2nd floor                Compliance Officer
New York, New York 10019

*Jose Suquet                            Executive Vice President and Chief
                                        Agency Officer

Item 26. Persons Controlled by or Under Common Control with the Insurance Company or Registrant

      Separate Account Nos. 195, 197, 198 and 200 of The Equitable Life Assurance Society of the United States (the "Separate Accounts") are separate accounts of Equitable. Equitable, a New York stock life insurance company, is a wholly owned subsidiary of The Equitable Companies Incorporated (the "Holding Company"), a publicly traded company.

      The largest stockholder of the Holding Company is AXA, a French insurance holding company. AXA beneficially owns 60.5% of the Holding Company's outstanding common stock plus convertible preferred stock. Under its investment arrangements with Equitable and the Holding Company, AXA is able to exercise significant influence over the operations and capital structure of the Holding Company and its subsidiaries, including Equitable. AXA is the principal holding company for most of the companies in one of the largest insurance groups in Europe. The majority of AXA's stock is controlled by a group of five French mutual insurance companies.

                   ORGANIZATION CHART OF EQUITABLE'S AFFILIATES

The Equitable Companies Incorporated (1991) (Delaware)

    Donaldson, Lufkin & Jenrette, Inc. (1993) (Delaware) (61%) (See Addendum for
    subsidiaries)

    The Equitable Life Assurance Society of the United States (l859) (New York)
    (a)(b)

        The Equitable of Colorado, Inc. (l983) (Colorado)

        Equitable Variable Life Insurance Company (l972) (New York) (a)

           FHJV Holdings, Inc. (1990) (Delaware)

        Frontier Trust Company (1987) (North Dakota)

        Gateway Center Buildings, Garage and Apartment Hotel, Inc. (inactive) (pre-l970) (Pennsylvania)

        Equitable Deal Flow Fund, L.P.

           Equitable Managed Assets (Delaware)

        EREIM LP Associates (99%)

           EML Associates, L.P. (19.8%)

        ACMC, Inc. (1991) (Delaware) (limited partnership interests)

           Alliance Capital Management L.P. (1988) (Delaware)

        EVCO, Inc. (1991) (New Jersey)

        EVSA, Inc. (1992) (Pennsylvania)

        Prime Property Funding, Inc. (1993) (Delaware)

        Wil Gro, Inc. (1992) (Pennsylvania)


---------
(a) Registered Broker/Dealer     (b) Registered Investment Advisor

        Fox Run, Inc. (1994) (Massachusetts)

        Equitable Underwriting and Sales Agency (Bahamas) Limited (1993)
        (Bahamas)

        CCMI Corporation (1994) (Maryland)

        FTM Corporation (1994) (Maryland)

        HVM Corporation (1994) (Maryland)

        STCS, Inc. (1992) (Delaware)

        Equitable BJVS, Inc. (1992) (California)

        Equitable Rowes Wharf, Inc. (1995) (Massachusetts)

        Equitable Holding Corporation (1985) (Delaware)

           Equico Securities, Inc. (l97l) (Delaware) (a) (b)

           ELAS Securities Acquisition Corp. (l980) (Delaware)

           Equitable Realty Assets Corporation (l983) (Delaware)

           100 Federal Street Funding Corporation (Massachusetts)

           100 Federal Street Realty Corporation (Massachusetts)

           EquiSource of New York, Inc. (formerly Traditional Equinet Business Corporation of New York) (1986) (New York) (See Addendum for subsidiaries.)

           Equitable Casualty Insurance Company (l986) (Vermont)

           EREIM LP Corp. (1986) (Delaware)

               EREIM LP Associates (1%)

                  EML Associates (.02%)

           Six-Pac G.P., Inc. (1990) (Georgia)

           Equitable Distributors,Inc. (1988) (Delaware) (a)

           Equitable JVS, Inc. (1988) (Delaware)

---------
(a) Registered Broker/Dealer     (b) Registered Investment Advisor

        Equitable Holding Corporation (cont.)

               Astor/Broadway Acquisition Corp. (1990) (New York)

               Astor Times Square Corp. (1990) (New York)

               PC Landmark, Inc. (1990) (Texas)

               Equitable JVS II, Inc. (1994) (Maryland)

           Donaldson, Lufkin & Jenrette, Inc. (1985 by EIC; 1993 by EHC) (Delaware) (39%) (See Addendum for subsidiaries)

               JMR Realty Services, Inc. (1994) (Delaware)

           Equitable Investment Corporation (l97l) (New York)

               Stelas North Carolina Limited Partnership (50% limited partnership interest) (l984)

               EQ Services, Inc. (1992) (Delaware)

               Equitable Agri-Business, Inc. (1984) (Delaware)

               Alliance Capital Management Corporation (l991) (Delaware) (b) (See Addendum for subsidiaries)

               Equitable Capital Management Corporation (l985) (Delaware) (limited partnership interests) (b)

                  Alliance Capital Management L.P. (1988) (Delaware) (limited partnership interests)

               Equitable JV Holding Corporation (1989) (Delaware)

               Equitable Real Estate Investment Management, Inc. (l984) (Delaware) (b)

                  Equitable Realty Portfolio Management, Inc. (1984) (Delaware)

                      EQK Partners (100% general partnership interest)

                  Compass Management and Leasing Co. (formerly known as EREIM, Inc.) (l984) (Colorado)

                  Equitable Real Estate Capital Markets, Inc. (1987) (Delaware)
                  (a)

---------
(a) Registered Broker/Dealer     (b) Registered Investment Advisor

        Equitable Holding Corporation (cont.)

                  EQ Realty Associates-V, Inc. (1987) (Delaware)

                  EPPNLP Corp. (1987) (Delaware)

                  Equitable Pacific Partners Corp. (1987) (Delaware)

                      Equitable Pacific Partners Limited Partnership

                  EREIM Managers Corp. (1986) (Delaware)

                       ML/EQ Real Estate Portfolio, L.P.

                          EML Associates, L.P. (80%)

                  Compass Retail, Inc. (1990) (Delaware)

                  Compass Management and Leasing, Inc. (1991) (Delaware)

                  Column Financial, Inc. (1993) (Delaware) (50%)

                  Buckhead Strategic Corp. (1994) (Delaware)

                      Buckhead Strategic Fund L.P.

                      BH Strategic Co. I, L.P.

                  CJVS, Inc. (1994) Delaware

                  ERE European Corp. I, L.P. (1994) (Delaware)

                      A/E European Associates I Limited Partnership

---------
(a) Registered Broker/Dealer     (b) Registered Investment Advisor

                  ORGANIZATION CHART OF EQUITABLE'S AFFILIATES

                     ADDENDUM - NON-REAL ESTATE SUBSIDIARY
                       OF EQUITABLE HOLDING CORPORATION
                      HAVING MORE THAN FIVE SUBSIDIARIES

EquiSource of New York, Inc.(formerly Traditional Equinet Business Corporation of New York) has the following subsidiaries that are brokerage companies to make available to Equitable Agents within each state traditional (non-equity) products and services not produced by Equitable:

    EquiSource of Delaware, Inc. (1986) (Delaware)
    EquiSource of Alabama, Inc. (1986) (Alabama)
    EquiSource of Arizona, Inc. (1986) (Arizona)
    EquiSource of Arkansas, Inc. (1987) (Arkansas)
    EquiSource Insurance Agency of California, Inc. (1987) (California) EquiSource of Colorado, Inc. (1986) (Colorado)
    EquiSource of Hawaii, Inc. (1987) (Hawaii)
    EquiSource of Maine, Inc. (1987) (Maine)
    EquiSource Insurance Agency of Massachusetts, Inc. (1988) (Massachusetts) EquiSource of Montana, Inc. (1986) (Montana)
    EquiSource of Nevada, Inc. (1986) (Nevada)
    EquiSource of New Mexico, Inc. (1987) (New Mexico)
    EquiSource of Pennsylvania, Inc. (1986) (Pennsylvania)
    EquiSource Insurance Agency of Utah, Inc. (1986) (Utah)
    EquiSource of Washington, Inc. (1987) (Washington)
    EquiSource of Wyoming, Inc. (1986) (Wyoming)

                    ORGANIZATION CHART OF EQUITABLE'S AFFILIATES

                   ADDENDUM - OTHER NON-REAL ESTATE SUBSIDIARIES
                      HAVING MORE THAN FIVE SUBSIDIARIES

Donaldson, Lufkin & Jenrette, Inc. has the following subsidiaries, and approximately 60 other subsidiaries, most of which are special purpose subsidiaries (the number fluctuates according to business needs):

         Donaldson, Lufkin & Jenrette, Inc. (1985) (Delaware)
                Donaldson, Lufkin & Jenrette Securities Corporation (1985)
                 (Delaware) (a) (b)
                    Wood, Struthers & Winthrop Management Corporation (1985) (Delaware) (b)
                Autranet, Inc. (1985) (Delaware) (a)
                DLJ Real Estate, Inc.
                DLJ Capital Corporation (b)
                DLJ Mortgage Capital, Inc. (1988) (Delaware)
                    Column Financial, Inc.(1993) (Delaware) (50%)

Alliance Capital Management Corporation has the following subsidiaries:

         Alliance Capital Management Corporation (1991) (Delaware) (b)
                Alliance Capital Management L.P. (1988) (Delaware) (b)
                    Alliance Capital Management Corporation of Delaware, Inc.
                       (Delaware)
                    Alliance Fund Services, Inc. (Delaware)
                    Alliance Capital Management (Japan), Inc. (formerly Alliance Capital Mgmt. Intl.)
                    Alliance Fund Distributors, Inc. (Delaware) (a)
                    Alliance Oceanic Corp. (Delaware) (formerly Alliance Capital, Ltd.)
                    Alliance Capital Management Australia Pty. Ltd.
                    (Australia)
                    Meiji - Alliance Capital Corp. (Delaware) (50%)
                    Alliance Capital (Luxembourg) S.A. (99.98%)
                    Alliance Southern Europe Corp. (Delaware) (inactive) Alliance Barra Research Institute, Inc. (Delaware) (50%) Alliance Capital Management Canada, Inc. (Canada) (99.99%) Alliance Capital Management Limited (United Kingdom)
                         Pastor Alliance Gestora de Fondas de Pensiones, S.A.
                              (Spain) (50%)
                         Dementional Asset Management, Ltd. (U.K.)
                         Dementional Trust Management, Ltd. (U.K.)
                         Alliance Capital Global Derivatives Corp. (Delaware)
                     Alliance Corporate Finance Group, Inc. (Delaware)

---------
(a) Registered Broker/Dealer             (b) Registered Investment Advisor

4729/3ND_1

                                                                January 1, 1995




                        AXA GROUP SIMPLIFIED CHART



                                AXA

                        "societes mutuelles"



                                                62.1%

                                                (75.7%)


                                                       26.5%
                                       FINAXA                       PARIBAS
                                                      (16.6%)

 4.6%                                         60%
(5.5%)                                                 40%
                             MIDI PARTICIPATIONS                    GENERALI

                  4.4% (**)           42.3% (54.7%)
                 (5.6%)(**)

                                 AXA                        Autocontrole





O   Voting power
*   AXA ASSURANCES LARD MUTUELLE
    AXA ASSURANCES VIE MUTUELLE
    UNI EUROPE ASSURANCES MUTUELLE
    ALPHA ASSURANCES IARD MUTUELLE
    ALPHA ASSURANCES VIE MUTUELLE
**  Including A.N.F.

                             AXA GROUP CHART

The information listed below is dated as of January 1, 1995; percentages indicated represent voting power.

                         AXA INSURANCE AND REINSURANCE

             COMPANY                       COUNTRY        VOTING POWER
             -------                       -------        ------------
Axa Assurances Iard                         France         99.00%

Axa Assurances Vie                          France        100.00%

Uni Europe Assurance                        France        100.00%

Uni Europe Vie                              France         99.15%

Alpha Assurances Vie                        France        100.00%

Direct Assurance Iard                       France        100.00%

Direct Assurance Vie                        France        100.00%

Axiva                                       France        100.00%

Defense Civile                              France         95.04%

Societe Francaise d'Assistan                France         51.23%

Monvoisin Assurances                        France         70.90% (99.92% including Axa mutuals)

Adis                                        France        100.00% (including Axa mutuals)

Societe Beaujon                             France        100.00%

Lor Finance                                 France         99.60%

Jour Finance                                France        100.00%

Axa Direct                                  France        100.00%

Axa U.K                                     U.K.          100.00%

Compagnie Auxiliaire pour le                France        100.00%
Commerce et l'Industrie

C.F.G.A                                     France        100.00% (including Axa mutuals and Finaxa)

Saint Bernard Diffusion                     France         95.00%

Sogarep                                     France         95.00% (100% including Axa mutuals)

Argos                                       France         N.S.


             COMPANY               COUNTRY          VOTING POWER
             -------               -------          ------------
Finaxaq Belgium                    Belguim          100.00%

Axa Belgium                        Belguim           23.28%  (held by Axa (SA) and
                                                     65.20%  (held by Finaxa Belgium)

De Kortrijske Verzekering          Belgium           99.80%

Victoire Belgium                   Belgium          100.00%  (held by Axa Belgium)

Juris                              Belgium          100.00%

Finaxa Luxembourg                  Luxembourg       100.00%

Axa Assurance Luxembourg           Luxembourg        99.40%

Axa Direkt Versicherung A.G.       Germany          100.00%  (held by Axa Direct) (ex Amnisia)

Axa Equity & Law                   Germany           99.80%
Lebensversicherung

Axa Aurora                         Spain             50.00%  (held by Axa)

Aurora Polar                       Spain             99.20%  (held by Axa Aurora)

Axa Seguros                        Spain             99.10%  (held by Axa Aurora)

Axa Assicurazioni                  Italy            100.00%

Eurovita                           Italy             30.00%  (held by Axa Assicurazioni)

Axa Equity & Law UK                U.K.              99.80%

Axa Equity & Law International     U.K.             100.00%  (held by Axa Equity & Law)
                                   (Isle of Man)

Axa Insurance                      U.K.             100.00%

Axa Marine & Aviation              U.K.             100.00%

Axa Equity & Law                   Netherlands       99.80%
Levensverzekeringen

Axa Canada                         Canada           100.00%

Boreal                             Canada           100.00%  (held by Axa Canada)

Axa Assurances Inc                 Canada           100.00%  (held by Axa Canada)

Axa Insurance Inc                  Canada           100.00%  (held by Axa Canada)

Anglo Canada General Insurance Cy  Canada           100.00%  (held by Axa Canada)

Axa Sime Axa Berhad                Malaisya          27.78%  (held by Axa)


             COMPANY               COUNTRY          VOTING POWER
             -------               -------          ------------
Axa Sime Assurance Hong Kong       Hong Kong        100.00%  (held by Axa Sime Invt. Holdings Pte Ltd.)

Axa Sime Assurance Singapour       Singapore        100.00%  (held by Axa Sime Invt Holdings Pte Ltd.)

Equitable Cies Incorp.             U.S.A.            60.00%  (held by Axa 44.17%; Financiere 45,
                                                              8.75%; and Lorfinance 7.62%)

Equitable Life Assurance of the    U.S.A.           100.00%  (held by Equitable Cies Inc)
U.S.A.

Axa Re Mexico                      Mexico           100.00%  (held by Axa Reassurance)

Axa Reassurance                    France           100.00%

Axa Re Asia                        Singapore        100.00%  (held by Axa Reassurance)

Axa Re U.K. Plc                    U.K.             100.00%  (held by Axa Re U.K. Holding)

Axa Re U.K. Holding                U.K.             100.00%  (held by Axa Reassurance)

Axa Re U.S.A.                      U.S.A.           100.00%  (held by Axa America)
                                   (Delaware)

Axa America                        U.S.A.           100.00%  (held by Axa Reassurance)
                                   (Illinois)

C.G.R.M.                           Monaco           100.00%

Paternelle Monegasque              Monaco            99.70%

International Technology           U.S.A.            80.00%  (held by Axa America)
Underwriters Inc (INTEC)           (Maryland)

Societe Technique d'Acceptation    France           100.00%
en Reassurance (STAR)

Axa Japan                          Japan            100.00%  (held by Axa)


                                  AXA FINANCE

             COMPANY               COUNTRY             VOTING POWER
             -------               -------             ------------
Compagnie Financiere (C.F.P.)      France            97.10%  (100.00% including Axa mutuals)

Axa Banque                         France            98.70%  (held by C.F.P.)

Financiere 78                      France           100.00%  (held by C.F.P.)

Axa Credit                         France            65.00%  (held by C.F.P.)

Axa Gestion Interessement          France           100.00%  (held by C.F.P.)

Compagnie Europeenne de Credit     France           100.00%  (held by C.F.P.)
(C.E.C.)

Gecofrance                         France           100.00%  (held by C.E.C.)

Fidei                              France            20.67%  (held by C.F.P. and 10.79% by Axamur)

Fidei Banque                       France           100.00%  (held by Fidei)

Fideicomi                          France           100.00%  (held by Fidei)

Fideimur                           France           100.00%  (held by Fidei)

Fide Bail                          France           100.00%  (held by Fidei)

Colisee Murs                       France           100.00%  (held by Fidei)

Meeschaert Rousselle               France           100.00%  (held by Financiere 78)

Meeschaert Rousselle Future        France           100.00%  (held by Meeschaert Rousselle
                                                              and M.R. Participations)

Meeschaert Rousselle               France           100.00%  (held by Meeschaert Rousselle)
Participations

Opale Derivee Bourse               France            89.40%  (held by M.R. Futures and Meeschaert Rousselle)

Anjou Courtage                     France            95.00%  (held by Meeschaert Rousselle)

Axiva Gestion                      France            98.80%  (held by Axiva)

Juri Creances                      France            99.93%  (held by Sefiga and 0.07% by Axa Assurances Iard)

S.P.S.                             France            60.15%  (99.24% including Axa mutuals)

I.F.D.                             France            56.97%  (86.30% including Axa mutuals)

Presence et Initiative             France            63.70%  (100.00% including Axa mutuals and I.F.D.)


             COMPANY               COUNTRY             VOTING POWER
             -------               -------             ------------
Vamopar                            France            99.80% (held by Societe Beaujon)

Axa Asset Management Conseils      France           100.00%  (held by Axa Asset Management Europe)

Axa Asset Management Europe        France           100.00%

Axa Asset Management Distribution  France           100.00%  (held by Axa Asset Management Europe)

Colisee Developpement              France           100.00%  (held by Axa Asset Management Europe)

Equity & Law Home Loans            U.K.             100.00%

Equity & Law Commercial Loans      U.K.             100.00%

Alliance Capital Management        U.S.A.            63.00%  (held by ELAS)

Donaldson Lufkin Jenrette          U.S.A.            60.00%  (held by ELAS)

Cogefin                            Luxembourg       100.00%  (held by Victoire Belgium)

Argovie                            France            65.88%  (held by Axiva and 33.92% by Argos SCA)

Financiere 45                      France           100.00%  (held by Axa)

Axa Re Vie                         France           100.00%  (held by Axa Reassurance)

Mofipar                            France            99.76%  (held by Societe Beaujon)

Promothee Finance                  France            99.76%  (held by Societe Beaujon)

Oria                               France            53.80%  (held by Axa Millesimes)

Axa Oeuvres d'Art                  France           100.00%  (including Axa mutuals)

Axa Cantenac Brown                 France           100.00%

Colisee Acti Finance 1             France           100.00%  (held by Societe Beaujon)

Colisee Acti Finance 2             France           100.00%  (held by Societe Beaujon)

Colisee Acti Finance 3             France           100.00%  (held by Societe Beaujon)

Participations 2001                France           100.00%  (held by Societe Beaujon)

Finalor                            France           100.00%  (held by Societe Beaujon)


                               AXA REAL ESTATE

             COMPANY               COUNTRY           VOTING POWER
             -------               -------           ------------
C.I.P.M.                           France            96.83%

Fincosa                            France            99.69%  (held by C.I.P.M.)

Prebail                            France           100.00%  (held by Societe Beaujon and C.P.P.)

Axamur                             France            96.33%  (100.00% including Axa mutuals)

Garantie et Patrimoine             France            98.00%  (98.09% including Axa mutuals and S.P.S.)

Parigest                           France           100.00%  (including Axa mutuals and C.I.P.M.)

Parimmo                            France           100.00%  (including Axa mutuals)

S.G.C.I.                           France            99.97%  (including Axa mutuals)

Transaxim                          France            99.40%  (held by S.G.C.I.)

Compagnie Parisienne de            France           100.00%  (held by S.G.C.I.)
Participations

Monte Scopeto                      France           100.00%  (held by C.P.P.)

Matipierre                         France           100.00%  (held by Axa Assurances Iard and Axa Assurances Vie)

Securimmo                          France            87.13%  (held by different companies and mutuals)

Delta Point du Jour                France           100.00%  (held by Matipierre)

Paroi Nord de l'Arche              France           100.00%  (held by Matipierre)

Falival                            France           100.00%  (held by Axa Reassurance)

Immobiliere Jeanne                 France            99.40%  (held by Axa Assurances Iard)

Compagnie du Gaz d'Avignon         France           99.00%  (held by Axa Assurances Iard)

Ahorro Familiar                    France           40.10%  (held by Axa Assurances Iard and
                                                            32.67% held by 3 S.C.I. = 72.8%)

Shaf Hotel Guanahani               France           52.36%  (held by different companies and mutuals)

Passy et Cie S.N.C.                France           100.00%  (held by Alpha Assurances Vie and Axa Assurance Iard)


             COMPANY               COUNTRY                     VOTING POWER
             -------               -------                     ------------
Fonciere du Val d'Oise             France            99.72% (held by C.P.P.)

S.N.C. Saint Barth                 France            58.82%  (held by Axa Assurances Iard)

Centrexpo                          France            87.96%  (held by C.P.P.)

Drouot Rodin                       France            99.97%  (held by C.P.P.)

Sodarec                            France            99.95%  (held by C.P.P.)

Immobiliere du Sud                 France            99.90%  (held by Axa)

S.N.C. Dumont d'Urville            France            50.00%  (held by Axa Assurances Iard
                                                             and 50.00% held by S.G.C.I.)

Colisee S.C.P.I. Gestion           France            99.00%  (held by Immobiliere Jeanne)

Colisee Point du Jour              France           100.00%  (held by different insurance companies)

Axa Pierre S.C.I.                  France            97.92%  (held by different companies and mutuals)

Capimmo                            France           100.00%  (held by insurance companies)

Drouot Pierre                      France            47.22%  (held by insurance companies; 52.79% held by Axa Pierre)

Pierre Croissance                  France           100.00%  (held by some insurance companies, mutuals and Axa Pierre)

Plagam                             France           100.00%  (held by Alpha Assurance Vie Mutuelle, Axa Assurances
                                                              Vie and Pierre Croissance)

Bugam                              France            43.91%  (held by Alpha Assurance Vie Mutuelle
                                                             and 56.09% by Pierre Croissance)

Axa Millesimes                     France            50.98%  (74.60% including Axa mutuals)

Chateau Suduirault                 France           100.00%  (held by Axa Millesimes)

Diznoko                            Hongrie           90.00%  (held by Axa Millesimes)

Finapel                            France            99.90%  (held by Axa Assurances Iard Mut et
                                                             Uni Europe Assurance Mutuelle)

Compagnie Financiere Matignon      France            83.50%  (held by different companies and mutuals)

Fonciere Wagram                    France            99.95%  (held by Finapel)


             COMPANY               COUNTRY                     VOTING POWER
             -------               -------                     ------------
Equitable Real Estate Development  U.S.A.           100.00% (held by ELAS)

Quinta do Noval Vinhos S.A.        Portugal          99.90%  (held by Axa Millesimes)

Groupment Foncier Francais         France            10.8%


                                    AXA OTHER

             COMPANY               COUNTRY            VOTING POWER
             -------               -------            ------------
A.N.F.                             France           95.51%  (held by Finaxa)

Compagnie du Cambodge              France           32.1% held by A.N.F.

SCAC Delmas Vieljeux               France           18.68%

Societe Financiere Domaine         France           14%
Divonne

Galeries Lafayette                 France           10.50%

Rubis et Cie                       France           12.11%

Eurofin                            France           23.4% held by C.F.P.

Sogefie                            Belgique         50% held by Victoire Belgique

Lucia                              France           27.75%

Cogedim                            France           11.21%


                      ORGANIZATION CHART OF EQUITABLE'S AFFILIATES

                                     NOTES

1. The year of formation or acquisition and state or country of incorporation of each affiliate is shown.

2. The chart omits certain relatively inactive special purpose real estate subsidiaries, partnerships, and joint ventures formed to operate or develop a single real estate property or a group of related properties, and certain inactive name-holding corporations.

3. All ownership interests on the chart are 100% common stock ownership except for (a) as noted for certain partnership interests, (b) ACMC, Inc.'s and Equitable Capital Management Corporation's limited partnership interests in Alliance Capital Management L.P., (c) as noted for certain subsidiaries of Alliance Capital Management Corp. of Delaware, Inc., (d) Treasurer Robert L. Bennett's 20% interest in Compass Management and Leasing Co. (formerly known as EREIM, Inc.), (e) as noted for certain subsidiaries of AXA (f) The Equitable Companies Incorporated's 61% interest in DLJ and Equitable Holding Corp.'s 39% interest in same; and (g) DLJ Mortgage Capital, Inc.'s and Equitable Real Estate Investment Management, Inc.'s ownership (50% each) in Column Financial, Inc.

4. The operational status of the entities shown as having been formed or authorized but "not yet fully operational" should be checked with the appropriate operating areas, especially for those that are start-up situations.

5. The following entities are not included in this chart because, while they have an affiliation with The Equitable, their relationship is not the ongoing equity-based form of control and ownership that is characteristic of the affiliations on the chart, and, in the case of the first two entities, they are under the direction of at least a majority of "outside" trustees:

                              The Equitable Funds
                            The Hudson River Trust
                               Separate Accounts

6.    This chart was last revised on September 12, 1995.

Item 27. Number of Contractowners.

         As of September 30, 1995, the number of participants in the American Dental Association Members Program offered by the Registrant was 19,608.

Item 28. Indemnification

          (a) Indemnification of Principal Underwriter: to the extent permitted by law of the State of New York and subject to all applicable requirements thereof, Equico Securities, Inc. ("Equico") undertook to indemnify each of its directors and officers who is made or threatened to be made a party to any action or proceeding, whether civil or criminal, by reason of the fact that he or she is or was a director or officer of Equico.

          (b) Undertaking: insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


Item 29. Principal Underwriters

          (a) Equico, a wholly-owned subsidiary of Equitable is the principal underwriter for Equitable's Separate Account No. 301 and Separate Account A and for Separate Account I and Separate Account FP of Equitable Variable Life Insurance Company. Equico's principal business address is 1755 Broadway, NY, NY 10019.

          (b)  See Item 25.

          (c)  Not applicable.

Item 30. Location of Accounts and Records

         The records required to be maintained by Section 31(a) of the Investment Company Act of 1940 and Rules 31a-1 to 31a-3 promulgated thereunder, with respect to the separate accounts named in Item 29(a),are maintained by The Equitable Life Assurance Society of the United States at 135 West 50th Street New York, New York 10020.

Item 31. Management Services

         Not applicable.

Item 32. Undertakings

         The Registrant hereby undertakes:

          (a) to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted;

          (b) to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or
               (2) a postcard or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information;

          (c) to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

                                  SIGNATURES

      Pursuant to the Securities Act of 1933 the Registrant has duly caused this pre-effective amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City and State of New York, on this 21st day of November, 1995.

                                      THE EQUITABLE LIFE ASSURANCE SOCIETY OF
                                      THE UNITED STATES
                                                 (Registrant)

                                      By:  The Equitable Life Assurance
                                           Society of the United States

                                      By:   /s/Naomi J. Weinstein
                                           ----------------------
                                              Naomi J. Weinstein
                                                Vice President

                                  SIGNATURES

      Pursuant to the Securities Act of 1933 the Depositor has duly caused this pre-effective amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City and State of New York, on this 21st day of November, 1995.

                                        THE EQUITABLE LIFE ASSURANCE SOCIETY OF
                                        THE UNITED STATES
                                         (Depositor)

                                                By: /s/Naomi J. Weinstein
                                                    ----------------------
                                                       Naomi J. Weinstein
                                                       Vice President

      As required by the Securities Act of 1933 this pre-effective amendment to the registration statement has been signed by the following persons in the capacities and on the date indicated:

PRINCIPAL EXECUTIVE OFFICERS:

Richard H. Jenrette                     Chairman of the Executive Committee and
                                        Director

Joseph J. Melone                        Chairman of the Board and Chief
                                        Executive Officer and Director

James M. Benson                         President, Chief Operating
                                        Officer and Director

PRINCIPAL FINANCIAL OFFICER:

Jerry M. de St. Paer                    Executive Vice President and Chief
                                        Financial Officer

PRINCIPAL ACCOUNTING OFFICER:

/s/ Alvin H. Fenichel
---------------------
    Alvin H. Fenichel                           Senior Vice President and
    November 21, 1995                           Controller

DIRECTORS:

Claude Bebear              Jean-Rene Fourtou         Don Johnston
James M. Benson            Norman C. Francis         Winthrop Knowlton
Chrisopher Brocksom        Donald J. Greene          Arthur L. Liman
Francoise Colloc'h         John T. Hartley           George T. Lowy
Henri de Castries          John H.F. Haskell, Jr.    Joseph J. Melone
Joseph L. Dionne           W. Edwin Jarmain          George J. Sella, Jr.
William T. Esrey           Richard H. Jenrette       Dave H. Williams

/s/Naomi J. Weinstein
-----------------------
   Naomi J. Weinstein
   Attorney-in-Fact
   November 21, 1995

                                 EXHIBIT INDEX

               EXHIBIT NO.                                          PAGE NO.

3(a) Service Agreement, effective as of December 1, 1995 between MFS Distributors, Inc. and The Equitable
               Life Assurance Society of the United States.

3(b) Form of Letter Agreement between The Equitable Life Assurance Society of the United States and the Trustees of the American Dental Association Members Retirement Trust and Trustees of the American Dental Association Members Pooled Trust for Retirement.

4(h)           Form of Rider No. 7 to Group Annuity Contract 2100.

10(b)          Consent of Price Waterhouse LLP.

10(c)          Consent of Deloitte & Touche LLP.